Exhibit 99.1
GILAT SATELLITE NETWORKS LTD.
April 3, 2020
To the Shareholders of Gilat Satellite Networks Ltd.:
You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat”), to be held at Gilat’s principal executive offices, at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, on Friday, May 8, 2020 at 12:00 p.m. (Israel time), and thereafter as it may be adjourned from time to time (the “General Meeting”).
In light of the recent outbreak of the coronavirus (COVID-19) pandemic, Gilat reserves the option to convert the General Meeting from a physical meeting to a virtual meeting at a later date. In such event, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the General Meeting outlining the manner in which shareholders may attend the virtual meeting.
On January 29, 2020, Gilat entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”), pursuant to which, among other things, Comtech will acquire Gilat by way of the merger of Merger Sub with and into Gilat (the “Merger”), with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999, of the State of Israel (the “ICL”).
On the terms and subject to the conditions of the Merger Agreement, (i) each ordinary share, nominal value NIS 0.20, of Gilat (a “Gilat Share”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled and extinguished and automatically converted into the right to receive (the “Merger Consideration”), a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, subject to applicable withholding taxes, for each Gilat Share held by Gilat’s shareholders as of immediately prior to the effective time of the Merger.
At the General Meeting, you will be asked to consider and vote on a resolution for the approval of (i) the Merger Agreement; (ii) the merger of Merger Sub with and into Gilat in accordance with Sections 314-327 of the ICL, following which Merger Sub will cease to exist as a separate legal entity and Gilat will become a wholly-owned subsidiary of Comtech; (iii) the Merger Consideration; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Gilat’s proxy statement/prospectus for the General Meeting (collectively, the “Merger Proposal”).
Gilat’s Board of Directors (the “Gilat Board”) has unanimously: (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, Gilat and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Gilat to its creditors; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of Gilat approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement.
In addition to the Merger Proposal, the following matters will be on the agenda for the General Meeting:
1.
the approval to purchase a seven-year “tail” endorsement to Gilat’s current directors’ and officers’ liability insurance policy;

2.
the approval of payment of a transaction bonus to the Chief Executive Officer of Gilat;

3.
the approval of payment of a transaction bonus to the Chief Financial Officer of Gilat;

4.
the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors; and

5.
the reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board, for an additional three-year term or until his prior termination or resignation.

GILAT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL AND THE OTHER PROPOSALS ON THE AGENDA.
Enclosed with this letter you will find a copy of the Notice of the Extraordinary General Meeting and the Proxy Statement for the General Meeting. The enclosed proxy statement/prospectus and the attachments thereto contain important information about the General Meeting, the Merger Agreement, the Merger, all the other transactions contemplated by the Merger Agreement and the other agenda items, and you are urged to read them carefully and in their entirety.
We urge you to read the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference, carefully and in its entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 24.
YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF GILAT SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR GILAT SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.
Thank you for your cooperation,
/s/ Dov Baharav

Dov Baharav
Chairman of the Board of Directors
Neither the Securities and Exchange Commission nor any state securities commission, including the Israel Securities Authority, has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated April 3, 2020 and is first being made available to the Gilat shareholders on or about April 9, 2020.

GILAT SATELLITE NETWORKS LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To the Shareholders of Gilat Satellite Networks Ltd. (“Gilat”):
Gilat cordially invites you to attend the Extraordinary General Meeting of Shareholders of Gilat (the “General Meeting” or the “meeting”) to be held on Friday, May 8, 2020 at 12:00 p.m. (Israel time), at Gilat’s principal executive offices at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel (the telephone number at that address is +972-3-925-2000), and thereafter, as it may be adjourned from time to time.
In light of the recent outbreak of the coronavirus (COVID-19) pandemic, Gilat reserves the option to convert the General Meeting from a physical meeting to a virtual meeting at a later date. In such event, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the General Meeting outlining the manner in which shareholders may attend the virtual meeting.
The following matters are on the agenda for the General Meeting:
1.
the approval of  (i) the Agreement and Plan of Merger dated as of January 29, 2020 (as it may be amended from time to time, the “Merger Agreement”) by and among Gilat, Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”); (ii) the merger of Merger Sub with and into Gilat in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and Gilat will become a wholly-owned subsidiary of Comtech (the “Merger”); (iii) the right to receive (the “Merger Consideration”), a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, subject to applicable withholding taxes, for each ordinary share, par value NIS 0.20 per share, of Gilat (the “Gilat Shares”) held by Gilat’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Gilat’s proxy statement/prospectus for the General Meeting (collectively, the “Merger Proposal” or “Proposal 1”);

2.
the approval of the purchase of a seven-year “tail” endorsement to current directors’ and officers’ liability insurance policy (“Proposal 2”);

3.
the approval of the payment of a transaction bonus to the Chief Executive Officer of Gilat (“Proposal 3”);

4.
the approval of the payment of a transaction bonus to the Chief Financial Officer of Gilat (“Proposal 4”);

5.
the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors (“Proposal 5”); and

6.
the reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board for an additional three-year term or until his prior termination or resignation (“Proposal 6”).

GILAT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL AND EACH OF THE OTHER PROPOSALS.
Further information regarding the Merger Proposal and the other proposals on the agenda for the General Meeting is included in the proxy statement/prospectus, which is being mailed to Gilat’s shareholders in advance of the General Meeting. The proxy statement/prospectus is also being furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K and is available to the public on the SEC’s website at http://www.sec.gov and Gilat’s website at www.Gilat.com, and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il. A form of proxy card will be enclosed with the proxy statement/prospectus.
Record Date
Only shareholders of record at the close of business on April 8, 2020 (the “Record Date”) will be entitled to receive notice of, and to vote at, the General Meeting.
A shareholder, whose Gilat Shares are registered with a member of the Tel Aviv Stock Exchange Ltd. (the “TASE”), is required to prove his or her share ownership to vote at the General Meeting. Such shareholder is required to provide Gilat with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of that TASE member or, if the shareholder so requests, by mail to his or her address (in consideration of mailing fees only). Such a request should be made in advance for each specific securities account.
Quorum and Voting
A quorum must be present in order for the General Meeting to be held. Pursuant to Gilat’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them more than 25% of Gilat’s issued and outstanding share capital. Broker non-votes and abstentions will be counted as present at the General Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a bank, broker or other nominee holding Gilat Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote. None of the proposals at the General Meeting allow for discretionary voting by banks, brokers or other nominees. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to May 15, 2020, at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.
The approval of the Merger Proposal (Proposal 1) requires the affirmative vote of holders of at least a majority of the Gilat Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions), excluding any Gilat Shares that are held by Merger Sub, Comtech or by any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or Comtech, or any person or entity acting on behalf of either Merger Sub or Comtech or any person or entity described in the previous clause, including any of their affiliates.
The approval of each of Proposals 2, 3, 4, 5 and 6 requires the affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions). In addition, in order to approve each of Proposals 2, 3, 4, 5 and 6, the shareholders’ approval must either (i) include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding, in the case of Proposal 6, a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding Gilat Shares.

Gilat cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of Proposals 2, 3, 4, 5 or 6.
Position Statements and Proposals by Shareholders
Shareholders are allowed to apply in writing, through Gilat, to the other shareholders of Gilat in order to solicit their vote on items on the agenda of the General Meeting (“Position Notice”). Position Notices must be in English and be sent to Gilat’s offices at the address below and otherwise must comply with applicable law. Any valid Position Notice received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov and the Gilat’s website at www.Gilat.com, and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il. The last date for issuance of such Position Notices to Gilat is April 28, 2020, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the ICL is April 10, 2020.
Eligible shareholders, holding at least one percent of Gilat’s outstanding ordinary shares, may present proper proposals for inclusion in the meeting by submitting their proposals to Gilat no later than one week following the date hereof and, if Gilat determines that a shareholder proposal is appropriate to be added to the agenda of the meeting, it will publish a revised agenda with the SEC on Form 6-K, and the revised agenda will be made available to the public on the SEC’s website at http://www.sec.gov and Gilat’s website at www.Gilat.com, and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il.
A shareholder whose Gilat Shares are registered with a TASE member and are not registered on the Gilat’s shareholder’s register is entitled to receive from the TASE member who holds the Gilat Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the TASE member that he or she is not interested in receiving such; provided, that such notice was provided with respect to a particular securities account prior to the Record Date.
All shareholders are entitled to contact Gilat directly and receive the text of the proxy materials and any valid Position Notice. Once made available to the public as described above, such documents will also be available for inspection at Gilat’s offices, which are located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, during regular business hours and subject to prior coordination. Gilat’s phone number is +972-3-925-2000.
By Order of the Board of Directors,
/s/ Dov Baharav

Dov Baharav
Chairman of the Board of Directors

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY
PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FRIDAY, MAY 8, 2020
INTRODUCTION
This proxy statement/prospectus is being distributed to Gilat’s shareholders in connection with the solicitation by Gilat’s Board of Directors (the “Gilat Board”) of proxies to be used at the Extraordinary General Meeting of Shareholders, as it may be adjourned or postponed from time to time (the “General Meeting” or the “meeting”), to be held at Gilat’s principal executive offices located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, on May 8, 2020, at 12:00 p.m. (Israel time) and thereafter as it may be adjourned from time to time. In light of the recent outbreak of the coronavirus (COVID-19) pandemic, Gilat reserves the option to convert the General Meeting from a physical meeting to a virtual meeting at a later date. In such event, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the General Meeting outlining the manner in which shareholders may attend the virtual meeting. Gilat is first mailing this proxy statement/prospectus, the accompanying notice, letter to shareholders and proxy card on or about April 9, 2020 to the holders of Gilat Shares entitled to notice of, and to vote at, the General Meeting. All references to “Gilat” are references to Gilat Satellite Networks Ltd. and its subsidiaries, references to “you” and “your” refer to Gilat’s shareholders, all references to “$” or to “US$” are to United States dollars and all references to “NIS” are to New Israeli Shekels.
At the General Meeting, shareholders will be asked to consider and vote on:
1.
the approval of  (i) the Agreement and Plan of Merger dated as of January 29, 2020 (as it may be amended from time to time, the “Merger Agreement)”) by and among Gilat, Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”); (ii) the merger of Merger Sub with and into Gilat in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and Gilat will become a wholly-owned subsidiary of Comtech (the “Merger”); (iii) the right to receive (the “Merger Consideration”), a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, subject to applicable withholding taxes, for each ordinary share, par value NIS 0.20 per share, of Gilat (the “Gilat Shares”) held by Gilat’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Gilat’s proxy statement/prospectus for the General Meeting (collectively, the “Merger Proposal” or “Proposal 1”);

2.
the approval of the purchase of a seven-year “tail” endorsement to Gilat’s current directors’ and officers’ liability insurance policy (“Proposal 2”);

3.
the approval of the payment of a transaction bonus to the Chief Executive Officer of Gilat (“Proposal 3”);

4.
the approval of the payment of a transaction bonus to the Chief Financial Officer of Gilat (“Proposal 4”);

5.
the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors (“Proposal 5”); and

6.
the reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board for an additional three-year term or until his prior termination or resignation (“Proposal 6”).

GILAT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL AND THE OTHER PROPOSALS ON THE AGENDA.
Gilat cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of Proposals 2, 3, 4, 5 or 6 above.
Shareholders Entitled to Vote
Shareholders of record who held Gilat Shares at the close of business on April 8, 2020 (the “Record Date”), are entitled to notice of, and to vote at, the General Meeting.
Shareholders registered in Gilat’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange Ltd. (the “TASE”) may vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to Gilat’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to Gilat an ownership certificate confirming their ownership of the Gilat Shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.
Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.
In addition, shareholders who, as of the Record Date, held Gilat Shares through a bank, broker or other nominee which is a shareholder of record of Gilat or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the General Meeting, but may not actually vote their shares in person at the General Meeting. For those beneficial owners, the bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.
As of March 30, 2020, there were 55,493,258 Gilat Shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the General Meeting.
Quorum
A quorum must be present in order for the General Meeting to be held. Pursuant to Gilat’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them more than 25% of Gilat’s issued and outstanding share capital. Broker non-votes and abstentions will be counted as present at the General Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a bank, broker or other nominee holding Gilat Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote. None of the proposals at the General Meeting allow for discretionary voting by banks, brokers or other nominees. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to May 15, 2020, at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.
Vote Required
The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the Gilat Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions), excluding any Gilat Shares that are held by Merger Sub, Comtech or by any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or Comtech, or any person or entity acting on behalf of either Merger Sub or Comtech or any person or entity described in the previous clause, including any of their affiliates. Under the Merger Agreement, Comtech has represented that it does not own directly or indirectly any Gilat Shares and based on the public filings of Comtech and its stockholders, as of the Record Date, no stockholder of Comtech holds 25% or more of the common stock of Comtech or any other kind of means of control of Comtech.
The approval of each of the other proposals requires the affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions). In addition, in order to approve each of  (A) Proposal 2 (the purchase of the “tail” endorsement to the D&O liability insurance policy); (B) Proposal 3 (the payment of a transaction bonus to the Chief Executive Officer of Gilat); (C) Proposal 4 (the payment of a transaction bonus to the Chief Financial Officer of Gilat); (D) Proposal 5 (the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors); and (E) Proposal 6 (the reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board), the shareholders’ approval must either (i) include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding, in the case of Proposal 6, a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding Gilat Shares.
Under the ICL, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of Gilat, other than solely as a result of serving as a director or officer of Gilat. A person is presumed to be a controlling shareholder if it holds (i) 50% or more of any type of means of control (as defined under the ICL) in Gilat, or (ii) 25% or more of the voting rights in Gilat, if no other person holds more than 50% of the voting rights in Gilat. As of the date hereof, the FIMI Funds (as defined herein) are considered a controlling shareholder of Gilat.
Under the ICL, a person is deemed to have a “personal interest” in the Merger Proposal if this person, or certain members of this person’s family or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares) has a personal interest in the adoption of such proposal. However, a person is not deemed to have a “personal interest” if this person’s interest arises solely from this person’s ownership of the Gilat Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.
The enclosed form of proxy card requires you to certify that you are not a controlling shareholder of Gilat, do not have a personal interest in (A) Proposal 2 (the purchase of the “tail” endorsement to the D&O liability insurance policy); (B) Proposal 3 (the payment of a transaction bonus to the Chief Executive Officer of Gilat); (C) Proposal 4 (the payment of a transaction bonuses to the Chief Financial Officer of Gilat); (D) Proposal 5 (the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors); and (E) Proposal 6 (the reelection Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board; and, with respect to Proposal 1, are not a shareholder listed in Section 320(c) of the ICL (i.e., you are neither Merger Sub nor do you own directly or indirectly through Comtech, 25% or more of the ordinary shares or other kind of means of control of Merger Sub). To make this certification with respect to Proposals 1 through 6, check the box “YES” in Items 1A, 2A, 3A, 4A, 5A and 6A, respectively, in the enclosed proxy card.
Each Gilat Share is entitled to one vote on each proposal or item that comes before the General Meeting. If two or more persons are registered as joint owners of any Gilat Share, the right to attend the General Meeting shall be conferred upon all of the joint owners, but the right to vote at the General Meeting and/or the right to be counted as part of the quorum required for the General Meeting shall be conferred exclusively upon the senior among the joint owners attending the General Meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on Gilat’s Shareholder Register.
Only Gilat Shares that are voted will be counted towards determining whether the Merger Proposal or the other applicable agenda matter is approved by shareholders. Gilat Shares present at the General Meeting that are not voted on a particular proposal or Gilat Shares present by proxy where the shareholder properly withheld authority to vote on such proposal (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders, but will be counted for purposes of determining whether a quorum exists.
Proposed Resolutions
It is proposed that the following resolutions be adopted at the General Meeting:
Proposal 1:   “RESOLVED, to approve (i) the Agreement and Plan of Merger dated as of January 29, 2020 (as it may be amended from time to time, the “Merger Agreement”) by and among Gilat, Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”); (ii) the merger of Merger Sub with and into Gilat in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and Gilat will become a wholly-owned subsidiary of Comtech (the “Merger”); (iii) the right to receive (the “Merger Consideration”), a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, subject to applicable withholding taxes, for each ordinary share, par value NIS 0.20 per share, of Gilat (the “Gilat Shares”) held by Gilat’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Gilat’s proxy statement/prospectus for the General Meeting (collectively, the “Merger Proposal”).”
Proposal 2:   “RESOLVED, to approve the purchase of a seven-year “tail” endorsement to Gilat’s current directors’ and officers’ liability insurance policy, as described in Proposal 2 of the proxy statement/prospectus”;
Proposal 3:   “RESOLVED, to approve the payment of a transaction bonus to the Chief Executive Officer of Gilat, as described in Proposal 3 of the proxy statement/prospectus”;
Proposal 4:   “RESOLVED, to approve the payment of a transaction bonus to the Chief Financial Officer of Gilat, as described in Proposal 4 of the proxy statement/prospectus”;
Proposal 5:   “RESOLVED, to approve an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors, as described in Proposal 5 of the proxy statement/prospectus”; and
Proposal 6:   “RESOLVED, to reelect Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board, for an additional three-year term or until his prior termination or resignation.”
Gilat’s Board of Directors unanimously recommends a vote “FOR” approval of each of the proposed resolutions.
Gilat cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of Proposals 2, 3, 4, 5 or 6 above.
Proxies
All Gilat Shares represented by properly executed proxies received by Gilat no later than four (4) hours prior to the General Meeting and not revoked prior to or at the General Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will not be voted at the General Meeting.
Revocation of Proxies
A shareholder returning a proxy may revoke it at any time prior to commencement of the General Meeting by communicating such revocation in writing to Gilat or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Gilat at its principal executive offices located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, Attention: Chief Financial Officer. Attendance without voting at the General Meeting will not in and of itself constitute revocation of a proxy.
Solicitation of Proxies
Gilat will bear the costs of solicitation of proxies for the General Meeting. In addition to solicitation by mail, Gilat’s directors, officers and employees may solicit proxies from shareholders by telephone, email, personal interview or otherwise. Gilat’s directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Gilat Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. Gilat may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Gilat Shares.
As a foreign private issuer, Gilat is exempt, among other things, from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement/prospectus should not be taken as an admission that Gilat is subject to such rules.

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates by reference important business and financial information about Comtech and Gilat from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information.”
You can obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge by requesting them in writing as follows:
Comtech documents:
Comtech Telecommunications Corp.
68 South Service Road, Suite 230,
Melville, NY, 11747
Attn: Investor Relations
Gilat documents:
Gilat Satellite Networks Ltd.
Gilat House, 21 Yegia Kapayim Street
Kiryat Arye, Petah Tikva 49130, Israel
Attn: Investor Relations
To receive timely delivery of the documents in advance of the Gilat General Meeting, you should make your request no later than May 1, 2020, which is five business days before the Gilat General Meeting.
You may also obtain copies of all documents incorporate by reference into this proxy statement/prospectus without charge through the SEC’s website (www.sec.gov). In addition, you may obtain copies of documents filed by Comtech with the SEC on Comtech’s Investor Relation page on Comtech’s website at www.comtechtel.com or copies of documents filed by Gilat with the SEC on Gilat’s Investor Relations page on Gilat’s website at www.Gilat.com.
We are not incorporating the contents of the websites of the SEC, Comtech, Gilat or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Comtech, constitutes a prospectus of Comtech under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of Comtech Common Stock to be issued to Gilat shareholders pursuant to the Merger Agreement. This proxy statement/prospectus also constitutes a notification with respect to the extraordinary general meeting of Gilat shareholders.
You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated April 3, 2020. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither our making available this proxy statement/prospectus to Gilat shareholders nor the issuance by Comtech of shares of common stock pursuant to the Merger Agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding Comtech has been provided by Comtech and information contained in this proxy statement/prospectus regarding Gilat has been provided by Gilat.
All references in this proxy statement/prospectus to “Comtech” refer to Comtech Telecommunications Corp., a Delaware corporation; all references in this proxy statement/prospectus to “Gilat” refer to Gilat Satellite Networks Ltd., a company organized under the laws of the State of Israel; all references to “Merger Sub” refer to Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech formed for the sole purpose of effecting the Merger, or its permitted assignees; unless otherwise indicated or as the context requires, all references in this proxy statement/prospectus to “we,” “our” and “us” refer to Comtech and Gilat collectively; unless otherwise indicated or as the context requires, all references to the “combined company” refer to Comtech, Gilat and their subsidiaries, collectively, following the consummation of the Merger; unless otherwise indicated or as the context requires, all references to the “Merger Agreement” refer to the Agreement and Plan of Merger, dated as of January 29, 2020 among Comtech, Merger Sub and Gilat, a copy of which is attached to this proxy statement/prospectus as Annex A; all references to the “Merger” refer to the merger of Merger Sub with and into Gilat, with Gilat as the surviving company.

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Annex A Merger Agreement
Annex B Opinion of Jefferies LLC
Annex C Voting Agreement
Annex D Proxy Card

QUESTIONS AND ANSWERS
The following are some questions that you, as a shareholder of Gilat, may have regarding the Merger Proposal being considered at the extraordinary general meeting of Gilat shareholders (the “General Meeting”) and the answers to those questions. Comtech and Gilat urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger Proposal being considered at the General Meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. For more information, see “Where You Can Find More Information.”
Q:
Why am I receiving this proxy statement/prospectus?

A:
Comtech, Gilat and Merger Sub have agreed to a merger of Merger Sub with and into Gilat, with Gilat continuing as the surviving company, under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A. The Merger Agreement is the legal document governing the Merger.

In order to consummate the Merger, Gilat shareholders must vote to approve and adopt the Merger Proposal described in this proxy statement/prospectus, and all other conditions to the Merger must be satisfied or waived.
Gilat will hold the General Meeting to obtain this approval for the Merger Proposal. This proxy statement/prospectus contains important information about the Merger, the Merger Proposal and the General Meeting, and you should read it carefully. The enclosed proxy materials allow you to vote your shares without attending the General Meeting.
Your vote is important. We encourage you to vote as soon as possible. For more information on how to vote your shares, see “The Gilat Extraordinary General Meeting — Voting Procedures.”
Q:
What is a proxy?

A:
A proxy is another person you authorize to vote on your behalf. Gilat is asking its shareholders to vote, or to instruct their proxy how to vote, their Gilat ordinary shares (the “Gilat Shares”) so that all Gilat Shares may be voted at the General Meeting even if the holders do not attend the General Meeting.

Q:
When were the enclosed solicitation materials first made available to shareholders?

A:
The enclosed solicitation materials were first made available to Gilat shareholders on or about April 9, 2020.

Q:
What do I need to do now?

A:
After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please either join us at the General Meeting to vote in person or vote by submitting your proxy card by following the instructions in “The Gilat Extraordinary General Meeting — Vote Required at the Meeting,” and “The Gilat Extraordinary General Meeting — Voting Procedures.”

Questions and Answers about the Merger Proposal and Extraordinary General Meeting
Q:
When and where is the General Meeting?

A:
The General Meeting will be held on May 8, 2020 at 12:00 p.m., Israel time, at Gilat’s principal executive offices at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel.

In light of the recent outbreak of the coronavirus (COVID-19) pandemic, Gilat reserves the option to convert the General Meeting from a physical meeting to a virtual meeting at a later date. In such event,

Gilat will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the General Meeting outlining the manner in which shareholders may attend the virtual meeting.
Q:
Who is entitled to vote at the General Meeting?

A:
Only Gilat shareholders with Gilat Shares registered in his, her, its or their name or names as of the close of trading on April 8, 2020, the record date (“Gilat shareholders of record”), will be entitled to vote at the General Meeting or at any adjournment thereof. As of March 30, 2020, Gilat had 55,493,258 outstanding Gilat Shares, each of which is entitled to one vote upon the matter presented at the General Meeting.

Q:
What proposals will be considered at the General Meeting?

A:
At the General Meeting, you will be asked to consider and vote on the following:

•
the approval of  (i) the Merger Agreement; (ii) the Merger; (iii) the Merger Consideration; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Gilat’s proxy statement/prospectus for the General Meeting (collectively, the “Merger Proposal” or “Proposal 1”);

•
the approval of the purchase of a seven-year “tail” endorsement to Gilat’s current directors’ and officers’ liability insurance policy (“Proposal 2”);

•
the approval of the payment of a transaction bonus to the Chief Executive Officer of Gilat (“Proposal 3”);

•
the approval of the payment of a transaction bonus to the Chief Financial Officer of Gilat (“Proposal 4”);

•
the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors (“Proposal 5”); and

•
the reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board, for an additional three year term or until his prior termination or resignation (“Proposal 6”).

Gilat cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of Proposals 2, 3, 4, 5, and 6 above.
Q:
What constitutes a quorum?

A:
No less than two Gilat shareholders present in person or by proxy, and holding or representing between them more than 25% of Gilat’s issued and outstanding share capital, shall constitute a quorum at the General Meeting. If within one-half hour from the time appointed for the holding of the General Meeting a quorum is not present, the General Meeting shall be adjourned to May 15, 2020, at the same time and place. At such adjourned meeting, the presence of at least two Gilat shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Broker non-votes and abstentions will be counted as present at the General Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a bank, broker or other nominee holding Gilat Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non- votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

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Q:
What vote of Gilat shareholders is required to approve the Merger Proposal and the other proposals to be considered at the General Meeting?

A:
The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the Gilat Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions) excluding any Gilat Shares that are held by Merger Sub, Comtech or by any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or Comtech, or any person or entity acting on behalf of either Merger Sub or Comtech or any person or entity described in the previous clause, including any of their affiliates.

The approval of each of the other proposals requires the affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions). In addition, in order to approve each of  (A) Proposal 2 (the purchase of the “tail” endorsement to the D&O liability insurance policy); (B) Proposal 3 (the payment of a transaction bonus to the Chief Executive Officer of Gilat); (C) Proposal 4 (the payment of a transaction bonus to the Chief Financial Officer of Gilat); (D) Proposal 5 (the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors); and (E) Proposal 6 (the reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board), the shareholders’ approval must either (i) include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding, in the case of Proposal 6, a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding Gilat Shares.
Q:
How does the Gilat Board recommend that I vote?

A:
The Board of Directors of Gilat (the “Gilat Board”) unanimously recommends a vote “FOR” the Merger Proposal and the other proposals to be considered at the General Meeting.

For a discussion of the factors that the Gilat Board considered in determining to recommend the approval and adoption of the Merger Agreement, the Merger and all other transactions contemplated by thereby, see “The Merger — Gilat’s Reasons for the Merger; Recommendation of the Gilat Board.”
Q:
Do any of Gilat’s directors or executive officers have any interests in the Merger that may be different from, or in addition to, my interests as a Gilat shareholder?

A:
In considering the proposal to be voted on at the General Meeting, you should be aware that Gilat’s directors and executive officers have interests that may be different from, or in addition to, the interests of the Gilat shareholders generally. For more information, see “The Merger — Interests of Gilat Directors and Executive Officers in the Merger.”

Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, including the annexes and the other documents incorporated by reference in this proxy statement/prospectus, please ensure your Gilat Shares are voted at the General Meeting by completing, dating, signing and mailing the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in this proxy statement/prospectus.

Your Gilat Shares can be voted at the General Meeting only if you are present or represented by a valid proxy. In order to provide for proper counting of your shareholder vote, in the enclosed proxy you are required to certify that you are not a controlling shareholder of Gilat, do not have a personal interest in (A) Proposal 2 (the purchase of the “tail” endorsement to the D&O liability insurance policy); (B) Proposal 3 (the payment of a transaction bonus to the Chief Executive Officer of Gilat); (C) Proposal 4 (the payment of a transaction bonuses to the Chief Financial Officer of Gilat);

(D) Proposal 5 (the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors); and (E) Proposal 6 (the reelection Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board, and, with respect to Proposal 1, are not a shareholder listed in Section 320(c) of the ICL (i.e., you are neither Merger Sub nor do you own directly or indirectly through Comtech, 25% or more of the ordinary shares or other kind of means of control of Merger Sub). To make this certification with respect to Proposals 1 through 6, check the box “YES” in Items 1A, 2A, 3A, 4A, 5A and 6A, respectively, in the enclosed proxy card.
Q:
What happens if I sell my Gilat Shares before the General Meeting?

A:
The record date for the General Meeting is earlier than the date of the General Meeting. If you own Gilat Shares on the record date and transfer your Gilat Shares after the record date but before the time of the General Meeting, you will retain your right to vote such Gilat Shares at the General Meeting, but the right to receive the Merger Consideration will pass to the person to whom you transferred your Gilat Shares. In order to receive the Merger Consideration, you must hold your Gilat Shares through the completion of the Merger.

Q:
How do I cast my vote if I am a Gilat shareholder of record?

A:
If you are a Gilat shareholder of record, you may vote in person at the General Meeting or by submitting a proxy for the General Meeting. In order for a proxy to be counted, it must be a duly executed proxy and received prior to the General Meeting. This will be deemed to have occurred only if such proxy is received either by Gilat at its principal executive offices at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, at any time prior to the commencement of the General Meeting (other than proxies that are revoked or superseded before they are voted). If you submit an executed proxy but do not specify how to vote your proxy, your Gilat Shares will not be voted at the General Meeting.

Gilat Shares represented by any proxy received after the times specified above will not be counted as present at the meeting and will not be voted. For more detailed instructions on how to vote, see “The Gilat Extraordinary General Meeting — Vote Required at the Meeting” and “The Gilat Extraordinary General Meeting — Voting Procedures.”
If two or more persons are registered as joint owners of any Gilat Share, the right to attend the General Meeting shall be conferred upon all of the joint owners, but the right to vote at the General Meeting and/or the right to be counted as part of the quorum required for the General Meeting shall be conferred exclusively upon the senior among the joint owners attending the General Meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on Gilat’s Shareholder Register.
Q:
How do I cast my vote if my Gilat Shares are held in “street name” by my broker or through members of the TASE?

A:
If you hold your Gilat Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Gilat Shares are held in “street name” and you wish to vote such shares by attending the General Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Gilat Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

If you hold your Gilat Shares through members of the TASE, you may vote in person or vote through the proxy card by completing, signing, dating and mailing the proxy card with a copy of your identity card, passport or certificate of incorporation, as the case may be, to Gilat’s offices. If you hold shares through members of the TASE and intend to vote your shares either in person or by proxy, you must deliver to Gilat an ownership certificate confirming your ownership of Gilat Shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Alternatively, if you hold shares through members of the TASE, you may vote electronically via the electronic voting system of the Israel Securities Authority (the “ISA”) up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.
Q:
What will happen if I abstain from voting on the Merger Proposal or any of the other proposals to be considered at the General Meeting?

A:
Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Q:
Can I change my vote after I have delivered my proxy?

A:
You may revoke your proxy at any time before the vote is taken at the General Meeting by (a) delivering to Gilat at its principal executive offices located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, Attention: Chief Financial Officer, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same Gilat Shares or (c) by attending the General Meeting and voting in person (although attendance at the General Meeting will not, by itself, revoke a proxy). Gilat Shares represented by properly executed proxies received by us no later than four (4) hours prior to the General Meeting will, unless such proxies have been previously revoked or superseded, be voted at the General Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our principal executive offices located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, Attention: Chief Financial Officer.

If your Gilat Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions. Please note that if you hold Gilat Shares through a TASE member and you voted electronically via the electronic voting system of the ISA, you may change or revoke your vote using the electronic voting system up to the time by which you may submit your vote using such system (i.e., up to six hours prior to the scheduled time of the General Meeting).
Q:
If I hold my Gilat Shares in certificated form, should I send in my share certificates now?

A:
No. Following the Effective Time, American Stock Transfer & Trust Company, LLC, the exchange agent, will mail to each Gilat shareholder, other than holders of Gilat Shares issued upon exercise of Gilat Options granted under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Gilat 102 Shares” and the “ITO,” respectively), certain instructions regarding surrendering the Gilat Shares whether they are certificated or not and making required certifications of the applicability of tax withholding. Options to purchase Gilat Shares (the “Gilat Options”), other than Gilat Options which were granted under Section 102 of the ITO (the “Gilat 102 Options”), that are being cancelled and converted into Merger Consideration will be processed through payroll. Holders of Gilat 102 Shares and Gilat 102 Options or other equity held by the 102 Trustee will receive instructions from the 102 Trustee.

If you are a Gilat shareholder with Gilat Shares held in “street name,” which means your Gilat Shares are held in an account at a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee. If you are a Gilat shareholder with Gilat Shares held through members of the TASE, you will receive instructions from the applicable TASE member. For further information, see “Merger Agreement — Exchange Agent; Letter of Transmittal.”
Q:
Am I entitled to exercise dissenters’ rights or appraisal rights instead of receiving the Merger Consideration for my Gilat Shares?

A:
No. Under Israeli law, holders of Gilat Shares are not entitled to statutory appraisal rights in connection with the Merger.

Questions and Answers about the Merger
Q:
What will happen in the Merger?

A:
Under the terms of the Merger Agreement, Merger Sub will merge with and into Gilat, with Gilat continuing as the surviving company and as a wholly-owned subsidiary of Comtech. After the Merger, Gilat will no longer be a publicly held corporation.

Q:
What is required to complete the Merger?

A:
Each of Comtech’s and Gilat’s obligation to consummate the Merger is subject, as relevant, to a number of conditions specified in the Merger Agreement, including the following:

•
approval of the Merger Agreement, the Merger and the other transactions contemplated thereby by Gilat shareholders as described in this proxy statement/prospectus;

•
obtaining all required governmental authorizations, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•
clearance or approval by antitrust or competition authorities in Russia;

•
the absence of a material adverse effect (as such term is defined in the Merger Agreement) with respect to Gilat and Comtech from the date of the Merger Agreement;

•
the SEC declaring effective this registration statement on Form S-4;

•
the shares of Comtech Common Stock to be issued in the Merger being approved for listing on the Nasdaq Global Select Market (“Nasdaq”);

•
the expiration of certain statutory waiting periods under the ICL;

•
the obtainment of the ISA Exemptions (as such term is defined in the Merger Agreement);

•
the accuracy of the representations and warranties of each party (subject to certain materiality standards); and

•
the material compliance by each party with its obligations under the Merger Agreement.

The consummation of the Merger is not subject to a financing condition. For more information, see “The Merger Agreement — Conditions to Completion of the Merger” as well as the copy of the Merger Agreement attached to this proxy statement/prospectus as Annex A and incorporated herein by reference.
Q:
Is the consummation of the Merger conditioned on the approval of the Merger Agreement by Comtech’s stockholders?

A:
No. The consummation of the Merger is not conditioned on the approval of the Merger Agreement by Comtech’s stockholders.

Q:
When do you expect the Merger to be completed?

A:
Comtech and Gilat expect the closing of the Merger (the “Closing”) to occur in the second or third quarter of the 2020 calendar year (such date that the Closing occurs, the “Closing Date”). However, the Merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Comtech and Gilat could result in the Merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the date on which the General Meeting is held and the date of the completion of the Merger. The Merger will become effective following the satisfaction or waiver of the conditions to Closing upon the issuance by the Companies Registrar of the State of Israel (the “Israeli Companies Registrar”) of a certificate of merger (the “Effective Time”).

Q:
In the Merger, what will Gilat shareholders receive for their shares?

A:
If the Merger is consummated, each Gilat Share that is issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and automatically converted into the right to receive a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, subject, in each case, to applicable withholding taxes. For more information, see “The Merger Agreement — Merger Consideration.”

Q:
What is the value of the Merger Consideration per share?

A:
The exact value of the Merger Consideration will depend on the price per share at which Comtech Common Stock trades at the Effective Time. Such price will not be known at the time of the General Meeting and may be less than the current price of the Comtech Common Stock or its price at the time of the General Meeting. Based on the closing stock price of Comtech Common Stock on January 28, 2020, the last trading day before public announcement of the Merger, of  $37.10, and assuming that the price of Comtech Common Stock at the Effective Time of the Merger is the same as it was on January 28, 2020, the value of the Merger Consideration per share would be $10.31 for each Gilat Share. The market prices of shares of Comtech Common Stock and Gilat Shares are subject to fluctuation, and the price of Comtech Common Stock at the Effective Time may be higher or lower than it was on January 28, 2020, on the date of this proxy statement/prospectus or on the date of the General Meeting. We urge you to obtain current market quotations of Comtech Common Stock and Gilat Shares. For more information, see “Where You Can Find More Information” and “Summary — Unaudited Comparative Per Share Market Value and Dividend Information.”

Q:
After the Merger, how much of Comtech will Gilat shareholders own?

A:
Based on the number of Gilat Shares issued and outstanding as of March 30, 2020, the number of shares of Comtech Common Stock issued and outstanding as of March 30, 2020, the number of vested Gilat Options outstanding as of March 30, 2020, and assuming a Comtech Average Trading Price of $18.07 (calculated based on the volume-weighted average of the trading prices of Comtech Common Stock for the ten (10) most recent trading days ending on (and including) the second-to-last trading day immediately prior to the Effective Time), it is expected that, immediately after completion of the Merger, former Gilat shareholders will receive shares of Comtech Common Stock in the Merger representing approximately 16.0% of the outstanding shares of Comtech Common Stock immediately following the Effective Time.

Q:
Will Gilat shareholders be able to trade the shares of Comtech Common Stock that they receive in the transaction?

A:
Yes. Shares of Comtech Common Stock are listed on Nasdaq under the symbol “CMTL.” Shares of Comtech Common Stock received in exchange for Gilat Shares in the Merger will be freely transferable under U.S. federal securities laws.

Q:
What will happen to my outstanding Gilat Options in the Merger?

A:
For information regarding the treatment of the Gilat Options, see “The Merger Agreement — Treatment of Gilat Options.”

Q:
How will I receive the Merger Consideration to which I am entitled?

A:
After receiving the proper documentation from holders of Gilat Shares, subject to the terms and conditions set forth in the Merger Agreement, the exchange agent in the transaction will transfer to such holders the cash and the shares of Comtech Common Stock to which such holders are entitled. Gilat shareholders will not receive any fractional shares of Comtech Common Stock and will instead receive cash in lieu of any such fractional shares.

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Holders of Gilat 102 Options that are not being assumed by Comtech and converted into Comtech restricted stock units, will receive the Merger Consideration to which such holders are entitled through the 102 Trustee (as described in “The Merger Agreement — Exchange Agent; Letter of Transmittal”), in accordance with the terms and conditions of Section 102 of the ITO and the Tax Rulings (as defined below in the answer to the question “What are the Israeli tax consequences of the exchange of Gilat Shares for the Merger Consideration?”).
Holders of Gilat Options (other than Gilat 102 Options) that are not being assumed by Comtech and converted into Comtech restricted stock units, will receive the Merger Consideration to which such holders are entitled from Gilat or, if applicable, a relevant engaging subsidiary, through its payroll system, subject to applicable withholdings.
More information on the documentation required to be delivered to the exchange agent may be found in “Material Israeli Tax Consequences.”
Q:
Do I need to do anything with my certificates representing Gilat Shares now?

A:
No. After the Merger is consummated, if you held certificates representing Gilat Shares prior to the Merger, the exchange agent will send you instructions for exchanging your Gilat Shares for the Merger Consideration.

Q:
What happens if the Merger is not completed?

A:
If the Merger Proposal is not approved by Gilat shareholders or if the Merger is not completed for any other reason, Gilat shareholders will not receive the Merger Consideration in exchange for their Gilat Shares. Instead, Gilat will remain a stand-alone public company and Gilat Shares will continue to be listed and traded on Nasdaq and TASE. Under specified circumstances, Gilat may be required to pay Comtech a termination fee, as described in “The Merger Agreement — Termination Fees.”

Q:
What are the U.S. federal income tax consequences of the exchange of Gilat Shares for the Merger Consideration?

A:
The exchange of your Gilat Shares for cash and shares of Comtech Common Stock in the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, if you are a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Merger”), you generally will recognize: (a) gain equal to the amount by which the sum of the amount of cash and the fair market value of the shares of Comtech Common Stock you receive in the Merger exceeds your tax basis in the Gilat Shares that you surrender in the Merger; or (b) loss equal to the amount by which your tax basis in the Gilat Shares that you surrender in the Merger exceeds the sum of the amount of cash and the fair market value of the shares of Comtech Common Stock you receive in the Merger. If you are a Non-U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Merger”), you generally will not be subject to U.S. federal income tax on any gain recognized as a result of the Merger.

A holder may be subject to special circumstances or rules. Each holder should consult its own tax advisors concerning the U.S. federal income tax consequences relating to the Merger in light of its particular circumstances and any consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. A more complete description of the material U.S. federal income tax consequences of the Merger is provided in the “Material U.S. Federal Income Tax Consequences of the Merger.”
Q:
What are the Israeli tax consequences of the exchange of Gilat Shares for the Merger Consideration?

A:
The following statements are only a summary of certain material Israeli tax consequences of the Merger.

As a consequence of the Merger, holders of Gilat Shares will be treated as having sold their Gilat Shares in the Merger. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its shareholders are generally subject to Israeli taxation.

The ITO distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.
The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals (and if such individual is holding or is entitled to purchase, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, one of the following: (i) at least 10% of the issued and outstanding Gilat Shares, (ii) at least 10% of the voting rights of Gilat, (iii) the right to receive at least 10% of Gilat’s profits or its assets upon liquidation, (iv) the right to appoint a manager/director, or (v) the right to instruct any other person to do any of the foregoing (a “Major Stockholder”) on the date of sale or on any date falling within the 12-month period preceding that date of sale, such Major Stockholder would be subject to Israeli taxation at the rate of 30%) and 23% for corporations. An additional tax at a rate of three percent on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. The Inflationary Surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.
Shareholders of a company, such as Gilat, whose shares are traded on the Tel Aviv Stock Exchange or on a regulated market outside of Israel, who are non-Israeli residents and purchased their shares after the listing of Gilat’s shares on the TASE or said regulated market outside of Israel, whichever is earlier (which means, in the case of Gilat, non-Israeli residents who purchased Gilat Shares after March 26, 1993), would generally be exempt from Israeli capital gains tax, provided that certain conditions are met (e.g., including that the capital gain is not made through a permanent establishment that the non-Israeli resident shareholder maintains in Israel). In addition, such sale may be exempt from Israeli capital gain tax (or be subject to a reduced tax rate) under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for an exemption or a reduced tax rate).
Gilat has requested tax rulings from the Israel Tax Authority with respect to (i) exemption from withholding of Israeli tax on payments of Merger Consideration payable to Gilat shareholders who are non-Israeli residents and meet certain conditions, (ii) deferral of the obligation of Israeli tax resident holders of Gilat Shares, to pay Israeli tax on the exchange of the Gilat Shares for Comtech common stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Gilat Options and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO (collectively, the “Tax Rulings”). If and when the tax rulings are finalized, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the rulings. There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by Gilat.
Whether or not a particular Gilat shareholder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Gilat of a tax ruling from the Israel Tax Authority prior to Closing, all Gilat shareholders will be subject to Israeli tax withholding at the rate of 25% (for individuals) and 23% (for corporations) on the gross Merger Consideration (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and Comtech or the exchange agent will withhold and deduct from the Cash Merger Consideration an amount equal to 25%, 23% or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross Merger Consideration received by such shareholder.
Regardless of whether Gilat obtains the requested tax rulings from the Israel Tax Authority, any holder of Gilat Shares who believes that it is entitled to such an exemption (or reduced tax rate) may separately apply to the Israel Tax Authority to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling to the exchange agent at least five business days prior to the date that is 180 days following the Closing Date. If Comtech or the exchange agent receive a valid exemption certificate or tax ruling (as determined in Comtech’s or the exchange agent’s discretion) at least five business days prior to the date that is 180 days following the Closing Date, then the withholding (if any) of any amounts under the ITO, from the Merger Consideration payable shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling.
You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws.
For a more detailed description of the material Israeli tax consequences of the Merger, see the section entitled “Material Israeli Tax Consequences.”
Q:
Who can help answer my questions?

A:
If you have questions about the Merger or the other matters to be voted on at the General Meeting or desire additional copies of this proxy statement/prospectus or additional proxy cards, you should contact Gilat Satellite Networks Ltd., Yael Shofar, General Counsel and Corporate Secretary, +972-3-925-2000, yaelsh@gilat.com, Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel.

SUMMARY
This summary highlights selected information contained elsewhere in this proxy statement/prospectus and may not contain all the information that is important to you with respect to the Merger Proposal and the other proposals to be considered at the General Meeting. Comtech and Gilat urge you to read the remainder of this proxy statement/prospectus carefully, including the attached annexes, and the other documents to which we have referred you. See also “Where You Can Find More Information.” We have included references in this summary to direct you to more complete descriptions of the topics presented below.
Parties to the Merger
Comtech Telecommunications Corp.
Comtech is a leading provider of advanced communications solutions for both commercial and government customers worldwide. Comtech’s solutions fulfill its customers’ needs for secure wireless communications in some of the most demanding environments, including those where traditional communications are unavailable or cost-prohibitive, and in mission-critical scenarios where performance is crucial. In recent years, Comtech has benefited from an increase in market demand for global voice, video and data usage which has resulted in Comtech growing.
Comtech Common Stock is traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “CMTL.”
The principal executive offices of Comtech are located at 68 South Service Road, Suite 230, Melville, NY, 11747, and its telephone number is (631) 962-7000.
Gilat Satellite Networks Ltd.
Gilat is a leading global provider of satellite-based broadband communications. With 30 years of experience, Gilat designs and manufactures cutting-edge ground segment equipment, and provides comprehensive solutions and end-to-end services, powered by Gilat’s innovative technology. Delivering high value competitive solutions, Gilat’s portfolio includes a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).
Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.
Gilat Shares are traded on Nasdaq and the TASE under the symbol “GILT.”
The principal executive offices of Gilat are located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, and its telephone number is +972-3-925-2000.
Convoy Ltd.
Merger Sub, a wholly-owned subsidiary of Comtech, is a company organized under the laws of the State of Israel that was formed on January 15, 2020 for the sole purpose of effecting the Merger. It is anticipated that the Merger Sub will be wholly owned by a company to be organized under the laws of the State of Israel (“Holdco”) and that Holdco will be wholly owned by an existing subsidiary of Comtech organized under the laws of the United Kingdom (“UK Holdco”). In the Merger, Merger Sub will be merged with and into Gilat, with Gilat surviving as a wholly-owned subsidiary of Comtech.
The Merger
A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. Comtech and Gilat encourage you to read the entire Merger Agreement carefully, because it is the principal document governing the Merger. For more information on the Merger Agreement, see “The Merger Agreement.”

Structure of the Merger
Immediately prior to the Merger, it is anticipated that Merger Sub will be a directly wholly-owned subsidiary of Holdco, which is to be a directly wholly-owned subsidiary of UK Holdco, which, in turn, is a wholly-owned subsidiary of Comtech. The Merger Agreement provides for the Merger, in which Merger Sub will be merged with and into Gilat, with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech. After the completion of the Merger, the memorandum of association of Gilat as in effect immediately prior to the Effective Time will be the memorandum of association of the Surviving Company (as defined in “The Merger Agreement — The Merger”), until duly amended, and Merger Sub’s articles of association, as in effect immediately prior to the Effective Time will be the articles of association of the Surviving Company except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Company, until duly amended. The individuals holding positions as directors of Merger Sub immediately prior to the Effective Time will become the initial directors of the Surviving Company until their respective successors are duly elected and qualified, or until their resignation or removal. The individuals holding positions as officers of Gilat as of the Effective Time will continue to be the officers of the Surviving Company until their respective successors are duly elected, appointed or qualified, or until their resignation or removal.
Merger Consideration
Each of the Board of Directors of Comtech (the “Comtech Board”) and the Gilat Board has approved the Merger Agreement, which provides for the merger of Merger Sub with and into Gilat. Upon the closing of the Merger (the “Closing”), Gilat will be the surviving company and will become a wholly-owned subsidiary of Comtech. Each Gilat Share that is issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and automatically converted into the right to receive a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of Comtech Common Stock, with cash payable in lieu of fractional shares of Comtech Common Stock, subject, in each case, to applicable withholding taxes.
Financing of the Merger
Comtech expects to fund the acquisition of Gilat and related transaction costs through the use of unrestricted cash and cash equivalents on hand at Closing and drawing on a new credit facility. In connection with the execution of the Merger Agreement, Comtech obtained a debt commitment letter from Citibank, N.A., Manufacturers and Traders Trust Company, Santander Bank, N.A., BMO Harris Bank, N.A. and BMO Capital Markets Corp., Regions Bank, Israel Discount Bank of New York and Goldman Sachs Bank USA (collectively, the “Commitment Parties”), pursuant to which, among other things, the Commitment Parties have committed to provide Comtech with a senior secured credit facility in an aggregate principal amount of  $800,000,000 to finance, in part, the acquisition of Gilat. Comtech expects to finalize the terms of the new credit facility closer to Closing.
Material U.S. Federal Income Tax Consequences of the Merger
The Merger will be a taxable transaction for U.S. federal income tax purposes, with each U.S. Holder in the Merger generally recognizing: (a) gain equal to the amount by which the sum of the amount of cash and the fair market value of the Comtech Common Stock received by the U.S. Holder in the Merger exceeds the U.S. Holder’s tax basis in the Gilat Shares surrendered by the U.S. Holder in the Merger; or (b) loss equal to the amount by which the U.S. Holder’s tax basis in the U.S. Holder’s Gilat Shares surrendered by the U.S. Holder in the Merger exceeds the sum of the amount of cash and the fair market value of the Comtech Common Stock received by the U.S. Holder in the Merger. A Non-U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Merger”) that exchanges its Gilat Shares for cash and shares of Comtech Common Stock in the Merger generally will not be subject to U.S. federal income tax on any gain.
For more information, see “Material U.S. Federal Income Tax Consequences of the Merger.” Each Gilat shareholder should consult its own tax advisors concerning the U.S. federal income tax consequences relating to the Merger in light of its particular circumstances and any consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Material Israeli Tax Consequences of the Merger
The following statements are only a summary of certain material Israeli tax consequences of the Merger.
As a consequence of the Merger, holders of Gilat Shares will be treated under Israeli tax laws as having sold their Gilat Shares in the Merger.
When an Israeli company is sold, regardless of whether the consideration for the sale of shares is cash or stock, its shareholders are generally subject to Israeli taxation.
The ITO distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.
The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals (and if such individual is a Major Stockholder on the date of sale or on any date falling within the 12-month period preceding that date of sale, such Major Stockholder would be subject to Israeli taxation at the rate of 30%) and 23% for corporations. An additional tax at a rate of three percent on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. The Inflationary Surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.
Shareholders of a company, such as Gilat, whose shares are traded on the TASE or on a regulated market outside of Israel, who are non-Israeli residents and purchased their shares after the listing of Gilat’s shares on the TASE or said regulated market outside of Israel, whichever is earlier (which means, in the case of Gilat, non-Israeli residents who purchased Gilat Shares after March 26, 1993), would generally be exempt from Israeli capital gains tax, provided that certain conditions are met (e.g., including that the capital gain is not realized through a permanent establishment that the non-Israeli resident shareholder maintains in Israel). In addition, such sale may be exempt from Israeli capital gain tax (or be subject to a reduced tax rate) under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for an exemption or a reduced tax rate).
Gilat has requested tax rulings from the Israel Tax Authority with respect to (i) exemption from withholding of Israeli tax on payments of Merger Consideration payable to Gilat shareholders who are non-Israeli residents and meet certain conditions, (ii) deferral of the obligation of Israeli tax resident holders of Gilat Shares, to pay Israeli tax on the exchange of the Gilat Shares for Comtech common stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Gilat Options and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO. If and when the tax rulings are finalized, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the rulings. There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by Gilat.
Whether or not a particular Gilat shareholder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Gilat of a tax ruling from the Israel Tax Authority prior to Closing, all Gilat shareholders will be subject to Israeli tax withholding at the rate of 25% (for individuals) and 23% (for corporations) on the gross Merger Consideration (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and Comtech or the exchange agent will withhold and deduct from the Cash Merger Consideration an amount equal to 25%, 23% or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross Merger Consideration received by such shareholder.
Regardless of whether Gilat obtains the requested tax rulings from the Israel Tax Authority, any holder of Gilat Shares who believes that it is entitled to such an exemption (or reduced tax rate) may separately apply to the Israel Tax Authority to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling to the exchange agent at least five business days prior to the date that is 180 days following the Closing Date. If Comtech or the exchange agent receive a valid exemption certificate or tax ruling (as determined in Comtech’s or the exchange agent’s discretion) at least five business days prior to the date that is 180 days following the Closing Date, then the withholding (if any) of any amounts under the ITO, from the Merger Consideration payable shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling.
You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws.
For a more detailed description of the material Israeli tax consequences of the Merger, see the section entitled “Material Israeli Tax Consequences.”
Recommendation of the Gilat Board
The Gilat Board unanimously recommends a vote “FOR” the Merger Proposal and the other proposals on the agenda. For a discussion of the factors that the Gilat Board considered in determining to recommend the approval and adoption of the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement, see “The Merger — Gilat’s Reasons for the Merger; Recommendation of the Gilat Board.” In addition, in considering the recommendation of the Gilat Board with respect to the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, you should be aware that Gilat’s directors and executive officers have interests that may be different from, or in addition to, the interests of the Gilat shareholders generally. For more information, see “The Merger — Interests of Gilat Directors and Executive Officers in the Merger.”
Opinion of Jefferies LLC
Gilat engaged Jefferies LLC (“Jefferies”) to provide certain financial advisory services to the Gilat Board in connection with the Merger. As part of this engagement, Jefferies delivered a written opinion, dated January 29, 2020, to the Gilat Board as to the fairness, from a financial point of view and as of such date, of the Merger Consideration to be received by holders of Gilat Shares (other than, as applicable, Comtech, Merger Sub and their respective affiliates) pursuant to the Merger Agreement. The full text of Jefferies’ opinion, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Gilat Board (in its capacity as such) in its evaluation of the Merger Consideration from a financial point of view and did not address any other aspect of the Merger or any other matter. Jefferies’ opinion did not address the relative merits of the Merger or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Gilat, nor did it address the underlying business decision by Gilat to engage in the Merger. Jefferies’ opinion did not constitute a recommendation as to how the Gilat Board, and does not constitute a recommendation as to how any securityholder, should vote or act with respect to the Merger or any other matter. The summary of Jefferies’ opinion set forth herein is qualified in its entirety by reference to the full text of Jefferies’ opinion.
Interests of Gilat Directors and Executive Officers in the Merger
In considering the recommendation of the Gilat Board with respect to the Merger Proposal, you should be aware that Gilat’s directors and executive officers have interests in the Merger Proposal that may be different from, or in addition to, the interests of the Gilat shareholders in general. The Gilat Board was aware of these different or additional interests in determining to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend to the Gilat shareholders that they vote in favor of the Merger Proposal.
Gilat Share Options
As of the Effective Time, each option to acquire Gilat Shares that is outstanding as of immediately prior to the Effective Time, that is vested or that will become vested by virtue of the Merger, will be cancelled and converted into the right to receive the Merger Consideration with respect to the number of net shares subject to such option, less applicable tax withholding. For this purpose, “net share” means, with respect to an option, the quotient of  (i) the product of  (A) the excess, if any, of the value of the Merger Consideration (calculated as specified in the Merger Agreement) over the exercise price or purchase price per Gilat Share (as applicable) subject to such option, multiplied by (B) the number of Gilat Shares subject to such option, divided by (ii) the value of the Merger Consideration.
As of the Effective Time, each option to acquire Gilat Shares that is outstanding immediately prior to the Effective Time, that is unvested and will remain unvested upon consummation of the Merger (the “Converted Option”), will be assumed by Comtech and converted into a number of Comtech restricted stock units (“Substituted RSUs”) equal in value on the date of grant (based on the volume-weighted average of the trading prices of Comtech Common Stock for the ten (10) most recent trading days ending on (and including) the second-to-last trading day immediately prior to the Effective Time (the “Parent Average Trading Price”)) to the product of  (A) the number of Gilat Shares underlying such option and (B) an amount equal to (x) the cash value of the Merger Consideration (with the cash value of the Comtech Common Stock portion of the Merger Consideration calculated based on the Parent Average Trading Price), less (y) the per share exercise price of such option. The Substituted RSUs shall be subject to vesting in accordance with the same vesting schedule as was applicable to the Converted Options prior to the Effective Time.
As of March 30, 2020, the directors and executive officers of Gilat (16 individuals) hold an aggregate of options to purchase 2,093,897 Gilat Shares (the “Gilat Options”), with a weighted average exercise price of  $6.69, of which (i) options to purchase 1,081,398 Gilat Shares are currently vested or scheduled to vest by June 30, 2020, (ii) options to purchase 617,499 Gilat Shares held by 6 executive officers of Gilat (including options to purchase 550,000 Gilat Shares held by Yona Ovadia, Gilat’s Chief Executive Officer, and options to purchase 52,500 Gilat Shares held by Adi Sfadia, Gilat’s Chief Financial Officer) will become vested at the Effective Time by virtue of the Merger in accordance with the original terms of such option award agreements and Gilat’s 2008 Share Incentive Plan, and (iii) options to purchase 395,000 Gilat Shares will remain unvested at the Effective Time.
Transaction Bonuses — Executive Officers
In connection with the Merger, the Gilat Board, following the approval and recommendation of the Compensation Committee, has elected to pay (i) a transaction bonus of  $1,000,000 to Yona Ovadia, Gilat’s Chief Executive Officer, payable over a 12 month period following the Effective Time, subject to compliance with certain terms and conditions, and (ii) a transaction bonus of  $500,000 to Adi Sfadia, Gilat’s Chief Financial Officer, payable immediately prior to the Effective Time. In accordance with Israeli law, the transaction bonuses payable to Messrs. Ovadia and Sfadia, are also being submitted to the approval of the Gilat shareholders, as set forth in Proposals 3 and 4 of the proxy statement/prospectus.
Amendment to 2019 Annual Bonus Payment Schedule — Executive Officers
In connection with the Merger, the Gilat Board, following the approval and recommendation of the Compensation Committee, has elected to amend the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors. Pursuant to the existing policy, the payment of between 20% and 30% of the annual bonus payable to each executive officer is deferred to the following year and is payable subject to the executive remaining employed by Gilat or its subsidiary during the deferral year and Gilat complying with certain financial metrics. Pursuant to the proposed amendment, in the event Gilat is acquired during a bonus year or during a bonus deferral period, the deferred bonus amount shall become payable at the time of payment of the annual bonus or the time the acquisition is consummated, as applicable. In accordance with Israeli law, such amendment is also being submitted to the approval of the Gilat shareholders, as set forth in Proposal 5 of the proxy statement/prospectus.
Indemnification and D&O Insurance Arrangements
Pursuant to the Merger Agreement, Comtech has agreed, for a period of seven years after the Effective Time, to cause the surviving company in the Merger to honor all existing indemnification agreements with Gilat’s directors and officers, and to maintain provisions in its organizational documents with respect to director and officer indemnification, exculpation and expense advancement provisions that are at least as favorable as those existing immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time.
Finally, at any time prior to the Effective Time, Gilat has the right to purchase a seven-year “tail” endorsement to the current directors’ and officers’ liability insurance policies with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under Gilat’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance. This D&O insurance arrangement shall not detract from any existing (or prior) insurance policy of Gilat, including, without limitation, Gilat’s existing (or prior) directors’ and officers’ liability insurance policies. In accordance with Israeli law, the purchase of the “tail” endorsement is being submitted to the approval of the Gilat shareholders, as set forth in Proposal 2 of the proxy statement/prospectus.
For more details on the indemnification and insurance arrangements for Gilat’s directors and officers, see “The Merger Agreement — Directors’ and Officers’ Indemnification and Insurance.”
Employee Compensation and Benefits
Under the Merger Agreement, Comtech has undertaken that for one year following the Effective Time, it will cause the surviving company (i) to provide each continuing employee of Gilat in the U.S. (A) an annual salary, (B) cash incentive compensation opportunities and (C) employee benefits (excluding equity or equity-based compensation or incentive opportunities), in each case, that are substantially comparable in the aggregate to those provided by Comtech or its affiliates to its similarly situated employees in the same or comparable geographical locations, and (ii) to provide each continuing employee of Gilat in other jurisdictions, including Israel, (A) an annual salary, and (B) cash incentive compensation, in each case, at least equal to those provided by Gilat to such employee before the Effective Time, and (C) employee benefits (excluding equity or equity-based compensation or incentive opportunities) that are substantially comparable in the aggregate to those provided by Gilat to such employee before the Effective Time.
Treatment of Gilat Options
On the terms and subject to the conditions of the Merger Agreement, at the Effective Time, all options to purchase Gilat Shares outstanding immediately prior to the Effective Time that are vested or that will become vested by virtue of the Merger (each, a “Cancelled Option”), will be cancelled and converted into the right to receive the Merger Consideration with respect to the number of net shares subject to such option, less applicable tax withholding (the “Option Consideration”). For this purpose, “net share” means, with respect to an option, the quotient of  (i) the product of  (A) the excess, if any, of the value of the Merger Consideration (calculated as specified in the Merger Agreement) over the exercise price or purchase price per Gilat Share (as applicable) subject to such option, multiplied by (B) the number of Gilat Shares subject to such option, divided by (ii) the value of the Merger Consideration. The holder of each Cancelled Option that is not a Gilat 102 Option will receive at the Effective Time from Gilat, or as soon as practicable thereafter (but in no event later than Gilat’s first full payroll after the Effective Time) from the Surviving Company, the Option Consideration. If the exercise price per share of any such Cancelled Option is equal to or greater than the Merger Consideration, such option will, by direction of Comtech, be cancelled without any payment being made in respect thereof. The holder of each Cancelled Option that is a Gilat 102 Option or that is otherwise held by the 102 Trustee will receive the Option Consideration through the 102 Trustee.
All Converted Options will be assumed by Comtech and converted into a number of Substituted RSUs equal in value on the date of grant (based on the Parent Average Trading Price, as defined in the Merger Agreement) to the product of  (A) the number of Gilat Shares underlying such option and (B) an amount equal to (x) the cash value of the Merger Consideration (with the cash value of the Comtech Common Stock portion of the Merger Consideration calculated based on the Parent Average Trading Price), less (y) the per share exercise price of such option. The Substituted RSUs will be subject to vesting in accordance with the same vesting schedule as was applicable to the Converted Options prior to the Effective Time.
Notwithstanding the two paragraphs above, Comtech may, prior to the Effective Time, determine reasonably and in good faith, subject to the consent of Gilat, which will not be unreasonably withheld,

conditioned or delayed, that any Gilat Options that is subject to the applicable laws of a non-U.S. or non-Israeli jurisdiction may be treated in a different manner, to the extent that (i) Comtech and Gilat reasonably and in good faith determine that (A) the manner in which such Gilat Options would otherwise be treated pursuant to the above paragraphs would result in a violation of applicable laws or a materially adverse tax consequence to the individual holding such Gilat Options in the applicable non-U.S. or non-Israeli jurisdiction and (B) such different treatment is necessary to comply with such applicable laws; and (ii) such different treatment is, to the maximum extent practicable, consistent with the paragraphs above regarding the treatment of Gilat Options, Comtech and Gilat will agree at least ten days prior to the Effective Time to the treatment of any Gilat Options that will be treated in a manner other than as described in the paragraphs above.
Promptly after the Effective Time (but in no event later than ten business days following the Effective Time), Comtech will prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Comtech Common Stock issuable with respect to, or underlying, the Converted Options that are not already subject to a registration statement on Form S-8 (or other appropriate form).
Competition Clearances Required for the Merger
Comtech and Gilat are required to submit notifications to various competition authorities prior to completing the Merger. The following conditions are required to effect the Merger: (i) all applicable waiting periods (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Merger) under the HSR Act must have expired or been terminated; (ii) solely to the extent required by applicable law, all governmental entities that administer export, import and sanctions laws or DCSA Requirements (as such term is defined in the Merger Agreement) must have provided their assent or indicated their non-objection to the Merger; (iii) any affirmative exemption or approval of a governmental entity required under any antitrust law set forth on the Gilat Disclosure Letter as of the date of the Merger Agreement must have been obtained and any mandatory waiting periods related thereto (including any extension thereof) must have expired; and (iv) Comtech must have obtained the ISA Exemptions (as defined in the Merger Agreement).
With respect to the United States, the waiting period under the HSR Act related to the Merger has expired. While Comtech and Gilat expect to obtain all other required regulatory clearances, Comtech and Gilat cannot assure you that the antitrust regulators or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the Merger before or after it is completed. Any such challenge to the Merger could result in an administrative or court order enjoining the Merger or in restrictions or conditions that would have a material adverse effect on the combined company if the Merger is completed. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses, the required licensing of intellectual property rights, or limitations on the ability of the combined company to operate its business as it sees fit. Neither Comtech nor Gilat can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Merger.
Expected Timing of the Merger
Comtech and Gilat expect the Closing to occur in the second or third quarter of the calendar year 2020 (such date that the Closing occurs, the “Closing Date”). However, the Merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Comtech and Gilat could result in the Merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the date on which the General Meeting is held and the date of the completion of the Merger. The Merger will become effective following the satisfaction or waiver of the conditions to Closing upon the issuance by the Israeli Companies Registrar of a certificate of merger.
Conditions to Completion of the Merger
Under the Merger Agreement, each party’s obligation to effect the Merger is subject to satisfaction or, to the extent permitted where permissible under applicable law, mutual waiver at the Effective Time of each of the following conditions:

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The Gilat Shareholder approval must have been obtained.

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All (i) applicable waiting periods (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Merger) under the HSR Act must have expired or been terminated, (ii) solely to the extent required by applicable law, all governmental entities that administer export, import and sanctions laws or DCSA Requirements (as such term is defined in the Merger Agreement) must have provided their assent or indicated their non-objection to the Merger, and (iii) any affirmative exemption or approval of a governmental entity required under any antitrust law set forth on the Gilat Disclosure Letter as of the date of the Merger Agreement must have been obtained and any mandatory waiting periods related thereto (including any extension thereof) must have expired (collectively, the “Regulatory Approvals”).

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No governmental entity of competent jurisdiction shall have (i) enacted, promulgated or issued after the date of the Merger Agreement any applicable law that is then in effect and has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger; or (ii) issued or granted after the date of the Merger Agreement any order (whether temporary, preliminary or permanent) that is then in effect which has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger.

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The shares of Comtech Common Stock issuable as Stock Merger Consideration (as defined in “The Merger Agreement — The Merger”) pursuant to the Merger Agreement must have been approved for listing on Nasdaq, subject to official notice of issuance.

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50 days must have elapsed after the filing of the Merger Proposal with the Israeli Companies Registrar and 30 days must have elapsed after the approval of the Merger by the Gilat shareholders at the General Meeting.

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This Form S-4 must have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of this Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

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Comtech must have obtained the ISA Exemptions (as defined in the Merger Agreement).

Comtech’s and Merger Sub’s obligation to effect the Merger is further subject to the satisfaction by Gilat or waiver by Comtech and Merger Sub of the following conditions:
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Accuracy of representations and warranties of Gilat:

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Each of the representations and warranties of Gilat set forth in the Merger Agreement (other than certain representations and warranties of Gilat described in the immediately following bullet points) shall have been true and correct (without giving effect to any qualifications as to materiality or Material Adverse Effect set forth therein) as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except where any failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Gilat.

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Each of the representations and warranties of Gilat set forth in the Merger Agreement relating to Organization and Standing (solely to the extent relating to Gilat), Capitalization (solely with respect to subsection (c) thereof), Brokers; Fees and Expenses, Opinion of Financial Advisor and Takeover Statutes; No Rights Plan shall have been true and correct in all material respects as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date).

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Each of the representations and warranties of Gilat set forth in the Merger Agreement relating to Capitalization (solely with respect to subsections (a) and (d) thereof) shall have been true and correct in all but de minimis respects as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date).

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Each of the representations and warranties of Gilat set forth in the Merger Agreement relating to Authorization and No Material Adverse Effect (solely with respect to subsection (b) thereof) shall have been true and correct in all respects as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time.

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Gilat must have complied with and performed in all material respects all obligations under the Merger Agreement required to be complied with and performed by it at or prior to the Closing.

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Since the date of the Merger Agreement, a Material Adverse Effect on Gilat must not have occurred.

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Comtech must have received a certificate signed on behalf of Gilat by a duly authorized officer of Gilat certifying to the effect that the preceding three conditions have been satisfied.

Gilat’s obligation to effect the Merger is further subject to the satisfaction by Comtech or waiver by Gilat of the following conditions:
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Accuracy of representations and warranties of Comtech and Merger Sub:

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Each of the representations and warranties of Comtech and Merger Sub set forth in the Merger Agreement (other than the representations in the immediately following bullet point) shall have been true and correct (without giving effect to any qualifications as to materiality or Material Adverse Effect set forth therein) in all respects as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except where any failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Comtech.

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Each of the representations and warranties of Comtech set forth in the Merger Agreement relating to Organization, Authorization, and Brokers; Fees and Expenses shall have been true and correct in all material respects as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date).

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Each of Comtech and Merger Sub must have complied with and performed in all material respects all obligations under the Merger Agreement required to be complied with and performed by each of them at or prior to the Closing.

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Since the date of the Merger Agreement, a Material Adverse Effect on Comtech must not have occurred.

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Gilat must have received a certificate signed on behalf of Comtech and Merger Sub by a duly authorized officer of each Comtech and Merger Sub certifying to the effect that the preceding three conditions have been satisfied.

No Solicitation of Alternative Proposals
Gilat has agreed that it will not, directly or indirectly:
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whether publicly or otherwise, solicit, initiate, knowingly encourage, or knowingly facilitate or induce the making, submission or announcement of an Acquisition Proposal or any inquiry, offer, proposal or indication of interest that constitutes or could reasonably be expected to lead to any Acquisition Proposal (as defined below);

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in connection with or in response to any Acquisition Proposal or any inquiry, offer, proposal or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, furnish to any third party any non-public information relating to Gilat or any of its subsidiaries, or afford access to the business, properties, assets, books or records or other information of Gilat or any of its subsidiaries to any third party;

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enter into, conduct, participate or engage in negotiations or discussions with any third party (other than solely to inform such third party that the terms of the Merger Agreement prohibit such discussions) relating to or for the purpose of encouraging or facilitating an Acquisition Proposal;

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approve, adopt, declare advisable, endorse or recommend an Acquisition Proposal;

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execute or enter into any letter of intent, memorandum of understanding, agreement in principle, term sheet, merger agreement or contract contemplating or otherwise relating to an Acquisition Transaction (as defined below) or requiring Gilat to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement;

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fail to enforce, terminate, amend, modify, waive or release any rights under any “standstill” or other similar agreement (unless the Gilat Board determines in good faith (after consultation with its outside legal counsel) that the failure to grant any waiver or release under any standstill or similar agreement would be inconsistent with its fiduciary duties under Israeli law); or

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resolve, propose or agree to do any of the foregoing.

Gilat also agreed to immediately cease and cause to be terminated any and all activities, discussions or negotiations with any third party concerning any Acquisition Proposal existing as of the date of the Merger Agreement. Gilat also agreed to request that each person who had executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, promptly return or destroy all confidential information furnished prior to the execution of the Merger Agreement to or for the benefit of such person by or on behalf of Gilat or any of its subsidiaries or their respective representatives.
However, until Gilat shareholders approve the Merger, if Gilat receives a bona fide written Acquisition Proposal from any person that did not result from a breach (other than immaterial and unintentional breaches) of its non-solicitation obligations that the Gilat Board determines in good faith (after consultation with Gilat’s financial advisors and outside legal counsel) is or is reasonably likely to lead to a Superior Proposal (as defined below) and that (after consultation with outside legal counsel) the failure to take such actions would be inconsistent with the fiduciary duties of the Gilat Board under applicable law, Gilat may:
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contact the third party who has made such Acquisition Proposal solely for the purpose of seeking clarification of the terms or conditions of such Acquisition Proposal necessary to make a determination that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal;

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engage or participate in discussions or negotiations with such third party or any of its representatives regarding such Acquisition Proposal; or

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afford access and furnish to such third party or any of its representatives any information relating to Gilat or any of its subsidiaries pursuant to a confidentiality agreement, the terms of which, taken as a whole, are no less favorable to Gilat than that between Gilat and Comtech and do not include any provision calling for the exclusive right to negotiate with such party or having the effect of prohibiting Gilat from satisfying its obligations under the Merger Agreement; provided that any such information (to the extent such information has not been previously provided or made available to Comtech) is furnished to Comtech prior to or concurrently (and in any event within 24 hours) with the provision of information by Gilat to such third party.

Gilat must promptly, and in all cases within 24 hours of its receipt, advise Comtech orally and in writing of any (i) Acquisition Proposal; (ii) request for information or request to engage in negotiations or discussions or any other inquiry with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal; or (iii) request for a waiver or release under any standstill or similar contract. Gilat must provide Comtech with (A) the material terms and conditions of such Acquisition Proposal, request or inquiry, including any financing arrangements to the extent provided to Gilat, any of its subsidiaries or any representative of Gilat (other than the identity of the third party who has made the Acquisition Proposal, request or inquiry), (B) whether such Person or group making any such Acquisition Proposal, request or inquiry, is a financial or strategic buyer, and (C) copies of all written materials provided by such person in connection with such Acquisition Proposal, request or inquiry (redacted so as not to identify the person who has made such Acquisition Proposal, request or inquiry).
Gilat must keep Comtech reasonably informed of the status of discussions relating to, and the material terms and conditions (including all amendments or proposed amendments to such material terms and conditions) of any such Acquisition Proposal, request or inquiry, and promptly (and in no event later than 24 hours thereafter), provide Comtech with copies of any revised written proposals or draft agreements relating to any Acquisition Proposal, request or inquiry.

The Gilat Board may, subject to complying with certain specified procedures, including providing Comtech with a good faith opportunity to negotiate and, in certain circumstances, paying a termination fee as described below, (1) change its recommendation in favor of the Merger and the transactions contemplated by the Merger Agreement or terminate the Merger Agreement in order to enter into a definitive agreement regarding an unsolicited Acquisition Proposal that is determined to be a Superior Proposal, or (2) change its recommendation in favor of the Merger and the transactions contemplated by the Merger Agreement in response to a Company Intervening Event (as defined in the Merger Agreement) that becomes known to the Gilat Board after the date of the Merger Agreement but prior to the Gilat shareholder approval, in each case, to the extent failure to do so would be inconsistent with its fiduciary duties under applicable law.
The Merger Agreement provides that the term “Acquisition Proposal” means any offer, proposal or indication of interest from any third party relating to any Acquisition Transaction.
The Merger Agreement provides that the term “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition by any third party, directly or indirectly, of 20% or more of the outstanding Gilat Shares, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any third party beneficially owning (as defined under Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) 20% or more of the Gilat Shares; or (ii) any acquisition by any third party, directly or indirectly, of 20% or more of the assets, net revenues or net income (including equity securities of Gilat’s subsidiaries) of Gilat (on a consolidated basis with its subsidiaries), measured on a book value basis, in the case of each of clause (i) and (ii), whether pursuant to a merger, consolidation, reorganization, recapitalization, liquidation, dissolution, share exchange or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction involving Gilat.
The Merger Agreement provides that the term “Superior Proposal” means any bona fide, written Acquisition Proposal made after the date of the Merger Agreement that did not result from a breach (other than immaterial and unintentional breaches) of the Merger Agreement (with references to 20% in the definition thereof being deemed to be replaced with references to 50%) made by a third party, with respect to which the Gilat Board shall have determined in good faith (after consultation with Gilat’s financial advisors and outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal, the identity and financial capability of the third party making such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions, the financing thereof and any conditions or other risks to consummation, as well as any changes to the Merger Agreement offered by Comtech in writing in response to such Acquisition Proposal) that the proposed Acquisition Transaction is (a) more favorable to the Gilat shareholders, from a financial point of view, than the Merger, and (b) reasonably capable of being completed on the terms proposed.

Termination of the Merger Agreement
The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of Comtech and Gilat, and either party may terminate the Merger Agreement in the following circumstances:
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If the Gilat Shareholder meeting shall have been held and the Gilat Shareholder approval has not been obtained.

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If any governmental entity of competent jurisdiction has after the date of the Merger Agreement (i) enacted, promulgated or issued any law which has the effect of permanently prohibiting, making illegal or otherwise permanently preventing the consummation of the Merger; or (ii) issued or granted any final and nonappealable order that has the effect of permanently prohibiting, making illegal or otherwise permanently preventing the consummation of the Merger; provided, however, that this right to terminate will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of the enactment, promulgation or issuance of such law or issuance or entry of such final and nonappealable order.

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If the Effective Time has not occurred on or prior to July 29, 2020 (as it may be extended pursuant to the Merger Agreement, the “Termination Date”), provided, however, that if, as of July 29, 2020, any of the Regulatory Approvals shall not have been obtained but all other conditions to Closing set forth in the Merger Agreement has been satisfied or waived or by their terms cannot be satisfied until immediately prior to the Closing (but which conditions would be satisfied if the Closing Date were July 29, 2020), the Termination Date shall be extended to October 29, 2020; provided, further, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of the failure of the Effective Time to have occurred on or prior to the Termination Date.

Gilat may also terminate the Merger Agreement at any time prior to the Effective Time as follows:
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In the event of a breach of any representation, warranty, covenant or agreement on the part of Comtech or Merger Sub set forth in the Merger Agreement such that the conditions to Gilat’s obligation to close the Merger based on the accuracy of the representations and warranties of Comtech and Merger Sub or their material performance of covenants would not be satisfied as of the Closing Date as a result of such breach, subject to customary cure periods (if curable); provided that this right to terminate will not be available to Gilat if Gilat is then in breach of any of its obligations under the Merger Agreement so as to result in the failure of certain conditions to Comtech’s obligations to close.

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Prior to the receipt of the approval of the Merger by Gilat’s shareholders in order to accept a Superior Proposal in accordance with the Merger Agreement; provided that Gilat pays Comtech, or causes Comtech to be paid, $21,675,000, substantially concurrently with such termination.

Comtech may also terminate the Merger Agreement at any time prior to the Effective Time as follows:
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In the event of a breach of any representation, warranty, covenant or agreement on the part of Gilat set forth in the Merger Agreement such that the conditions to Comtech’s obligation to close the Merger based on the accuracy of Gilat’s representations and warranties or its material performance of covenants would not be satisfied as of the Closing Date as a result of such breach, subject to customary cure periods (if curable); provided, that this right to terminate will not be available to Comtech if Comtech is then in breach of any of its obligations under the Merger Agreement so as to result in the failure of certain conditions to Gilat’s obligations to close.

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Prior to the receipt of the approval of the Merger by Gilat’s shareholders in the event that a Triggering Event (as defined in “The Merger Agreement — Termination of the Merger Agreement”) shall have occurred.

Termination Fees
Gilat will be required to pay to Comtech a termination fee of  $21,675,000 by wire transfer of immediately available funds to an account or accounts designated in writing by Comtech if the Merger Agreement is terminated as follows:
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prior to the Gilat shareholder approval, by Gilat in order to enter into a definitive agreement with respect to a Superior Proposal pursuant to the Merger Agreement;

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by Comtech as a result of a Triggering Event; or

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by (1) either party if the Gilat shareholders meeting is held and the approval of the Merger by the Gilat shareholders is not obtained, or (2) Comtech for Gilat’s breach of its covenants giving rise to the failure of certain conditions to Closing to be satisfied, but only if:

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following the execution and delivery of the Merger Agreement and prior to the date of the Gilat Shareholder meeting, an Acquisition Proposal has been publicly announced, has been publicly disclosed or has been otherwise publicly known to the Gilat Shareholders; and

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within 12 months following the termination of the Merger Agreement, Gilat enters into a contract with respect to any Acquisition Proposal and such Acquisition Proposal is thereafter consummated (which need not be the same Acquisition Proposal that was publicly made, disclosed or communicated before the Gilat Shareholder meeting) (however, for purposes of this provision, all references to “20%” in the definition of  “Acquisition Transaction” will be deemed to be references to “50%”); or

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by Gilat if the Effective Time has not occurred by the Termination Date (provided that prior to such termination all Regulatory Approvals have been obtained and there are no laws or orders that are in effect prohibiting the consummation of the Merger), but only if:

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following the execution and delivery of the Merger Agreement and prior to the date of the Gilat Shareholder meeting, an Acquisition Proposal has been publicly announced, has been publicly disclosed or has been otherwise publicly known to the Gilat shareholders, and in each case, has not been withdrawn; and

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within 12 months following the termination of the Merger Agreement, Gilat enters into a contract with respect to any Acquisition Proposal and such Acquisition Proposal is thereafter consummated (which need not be the same Acquisition Proposal that was publicly made, disclosed or communicated before the Gilat Shareholder meeting) (however, for purposes of this provision, all references to “20%” in the definition of  “Acquisition Transaction” will be deemed to be references to “50%”).

Accounting Treatment
Comtech prepares its financial statements under existing U.S. generally accepted accounting principles, which are referred to as “GAAP standards,” which are subject to change and interpretation. The Merger will be accounted for using the acquisition method of accounting with Comtech being considered the acquiror of Gilat for accounting purposes.
Appraisal Rights
Under Israeli law, holders of Gilat Shares are not entitled to statutory appraisal rights in connection with the Merger. See “Appraisal Rights.”
Comparison of Rights of Gilat Shareholders and Comtech Stockholders
Gilat shareholders receiving Comtech Common Stock as part of their Merger Consideration will have different rights once they become stockholders of Comtech due to differences between the governing laws and corporate documents of Gilat and the governing laws and corporate documents of Comtech. Certain principal differences are described in “Comparison of Rights of Gilat Shareholders and Comtech Stockholders.”

Listing of Additional Shares of Comtech Common Stock
Comtech agreed in the Merger Agreement that it will cause the shares of Comtech Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.
Prior to the Closing Date, Gilat will cooperate with Comtech and use reasonable best efforts to facilitate, in accordance with applicable laws and rules and policies of Nasdaq and the TASE, the delisting by the Surviving Company of the Gilat Shares from Nasdaq and the TASE, and the deregistration of the Gilat Shares under the Exchange Act and the Israel Securities Law, 5728-1968 (the “Securities Law”), in each case, as of the Effective Time or as promptly as practicable thereafter.
Comtech will use reasonable best efforts to (i) cause the Comtech Common Stock to be listed on the TASE immediately prior to, on or promptly following the Closing Date pursuant to Section E’3 of the Securities Law and consistent with customary practices (the “Dual Listing”), and (ii) in connection therewith, obtain the approval of the TASE to list the shares of Comtech Common Stock to be issued in the Merger on the TASE.
For a more detailed description of the listing of additional shares of Comtech Common Stock, see “The Merger Agreement — Stock Exchange Listing.”
De-Listing and Deregistration of Gilat Shares
If the Merger is completed, the registration of the Gilat Shares and Gilat’s reporting obligations under the Exchange Act will be terminated upon notification to the SEC. In addition, upon completion of the proposed Merger, the Gilat Shares will no longer be listed on any stock exchange, including Nasdaq and the TASE.
The Gilat Extraordinary General Meeting
The General Meeting will be held on Friday, May 8, 2020 at 12:00 p.m. (Israel time), at Gilat’s principal executive offices at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel. In light of the recent outbreak of the coronavirus (COVID-19) pandemic, Gilat reserves the option to convert the General Meeting from a physical meeting to a virtual meeting at a later date. In such event, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the General Meeting outlining the manner in which shareholders may attend the virtual meeting.
At the General Meeting, you will be asked to consider and vote on the following:
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approval of  (i) the Merger Agreement; (ii) the Merger; (iii) the Merger Consideration; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Gilat’s proxy statement/prospectus for the General Meeting (collectively, the “Merger Proposal”);

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the approval to purchase a seven-year “tail” endorsement to Gilat’s current directors’ and officers’ liability insurance policy;

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the approval of the payment of a transaction bonus to the Chief Executive Officer of Gilat;

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the approval of the payment of a transaction bonus to the Chief Financial Officer of Gilat;

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the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors; and

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the reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board for an additional three-year term or until his prior termination or resignation.

Required Vote
The approval of the Merger Proposal will require the affirmative vote of holders of a majority of the Gilat Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions), excluding any Gilat Shares that are held by Merger Sub, Comtech or by any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or

Comtech, or any person or entity acting on behalf of either Merger Sub or Comtech or any person or entity described in the previous clause, including any of their affiliates. Under the Merger Agreement, Comtech has represented that it does not own directly or indirectly any Gilat Shares and based on the public filings of Comtech and its stockholders, as of the Record Date, no stockholder of Comtech holds 25% or more of the common stock of Comtech or any other kind of means of control of Comtech.
The approval of each of the other proposals requires the affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions). In addition, in order to approve each of  (A) Proposal 2 (the purchase of the “tail” endorsement to the D&O liability insurance policy), (B) Proposal 3 (the payment of a transaction bonus to the Chief Executive Officer of Gilat), (C) Proposal 4 the payment of a transaction bonus to the Chief Financial Officer of Gilat), (D) Proposal 5 (the amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors) and (E) Proposal 6, (the reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board), the shareholders’ approval must either (i) include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding, in the case of Proposal 6, a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding Gilat Shares.
Voting Agreement
Concurrently with the execution of the Merger Agreement, Comtech entered into Voting Agreements (collectively, the “Voting Agreements”), with certain shareholders of Gilat, including, among others, directors and executive officers of Gilat who beneficially own Gilat Shares (each, a “Locked-Up Shareholder” and, collectively, the “Locked-Up Shareholders”) representing approximately 45% of the issued and outstanding Gilat Shares in the aggregate, pursuant to which each Locked-Up Shareholder has agreed, among other things, to: (i) vote its beneficially owned Gilat Shares (a) in favor of the Merger and the other transactions contemplated by the Merger Agreement, including any matter necessary for the consummation of the Merger, (b) in favor of any proposal to adjourn or postpone any meeting of Gilat shareholders at which any of the foregoing matters are submitted for consideration and vote of the Gilat shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, (c) against any third party acquisition transactions and (d) against any other proposal made in opposition to the adoption of the Merger Agreement or that would reasonably be expected to prevent the consummation of the Merger; and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein.
The Voting Agreement will terminate upon the earliest to occur of  (i) the Effective Time, (ii) the date the Merger Agreement is terminated in accordance with its terms, (iii) a change of the recommendation of the Gilat Board that the Gilat shareholders approve the Merger that is unanimously approved by the Gilat Board, and (iv) with respect to any Locked-Up Shareholder, the mutual written agreement of Comtech and such Locked-Up Shareholder to terminate the Voting Agreement, or at the option of such Locked-Up Shareholder, upon the entry without the prior written consent of such Locked-Up Shareholder into any amendment or modification of the Merger Agreement which results in a decrease in the Merger Consideration or imposes any material restrictions or material constraints on the payment of the consideration to be paid for the Gilat Shares.
How Proxies are Counted; Abstentions and Broker Non-Votes
If you properly execute and return the form of proxy to Gilat prior to the General Meeting, each person named as proxy will follow your instructions. If you properly execute and return the form of proxy to Gilat prior to the General Meeting without indicating how you intend to vote with respect to the Merger Proposal, the Gilat Shares represented by the proxy will be counted as being present for quorum purposes, but not be treated as having been voted in respect of the Merger Proposal and will have no effect on the voting with respect to the Merger Proposal.

Broker non-votes and abstentions will be counted as present at the General Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a bank, broker or other nominee holding Gilat Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote. None of the proposals at the General Meeting allow for discretionary voting by banks, brokers or other nominees.

Summary Selected Consolidated Historical Financial Data
Summary Selected Consolidated Historical Financial Data of Comtech
The following tables present summary selected consolidated historical financial data for Comtech, as of and for each of the fiscal years of Comtech ended July 31, 2019, 2018 and 2017 and as of, and for the six months ended, January 31, 2020 and 2019. The historical consolidated statement of operations data set forth with respect to the fiscal years ended July 31, 2019, 2018 and 2017, and the consolidated balance sheet data as of July 31, 2019 and 2018, have been derived from the audited consolidated financial statements included in Comtech’s Annual Report on Form 10-K for the year ended July 31, 2019, which is incorporated by reference into this proxy statement/prospectus, and have been prepared in accordance with generally accepted accounting principles (as applied in the United States, “GAAP”). The consolidated statements of operations data for the six months ended January 31, 2020 and 2019 and the consolidated balance sheet data as of January 31, 2020 have been derived from Comtech’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2020, which is incorporated by reference into this proxy statement/prospectus. The unaudited interim financial statements have been prepared on a basis consistent with Comtech’s audited financial statements and, in the opinion of Comtech’s management, include all adjustments that Comtech’s management considers necessary for the fair statement of the information for the unaudited periods.
The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Item 8, “Financial Statements and Supplementary Data,” and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Comtech’s Annual Report on Form 10-K for the fiscal year ended July 31, 2019 and quarterly report on Form 10-Q for the six months ended January 31, 2020, together with the other information contained therein. See “Where You Can Find More Information.”
	Six Months Ended January 31,		Fiscal Year Ended July 31,
(In thousands, except per share amounts)	2020	2019	2019	2018	2017
	(Unaudited)
Consolidated Statement of Operations Data:
Net sales	$331,921	$324,977	$671,797	$570,589	$550,368
Cost of sales	207,752	205,963	424,357	346,648	332,183
Gross profit	124,169	119,014	247,440	223,941	218,185
Expenses:
Selling, general and administrative	61,225	63,834	128,639	113,922	116,080
Research and development	28,601	27,193	56,407	53,869	54,260
Amortization of intangibles	10,435	8,577	18,320	21,075	22,823
Settlement of intellectual property litigation	—	(3,204)	(3,204)	—	(12,020)
Acquisition plan expenses	8,414	2,908	5,871	—	—
	108,675	99,308	206,033	188,866	181,143
Operating income	15,494	19,706	41,407	35,075	37,042
Other expenses:
Interest expense	3,420	4,936	9,245	10,195	11,629
Write-off of deferred financing costs	—	3,217	3,217	—	—
Interest (income) and other	(71)	15	35	254	(68)
Income before provision for (benefit from) income taxes	12,145	11,538	28,910	24,626	25,481
Provision for (benefit from) income taxes	2,262	244	3,869	(5,143)	9,654
Net income	$9,883	$11,294	$25,041	$29,769	$15,827

	Six Months Ended January 31,		Fiscal Year Ended July 31,
(In thousands, except per share amounts)	2020	2019	2019	2018	2017
	(Unaudited)
Net income per share:
Basic	$0.40	$0.47	$1.04	1.25	$0.68
Diluted	$0.40	$0.47	$1.03	1.24	$0.67
Weighted average number of common shares outstanding – basic	24,607	24,017	24,124	23,825	23,433
Weighted average number of common and common equivalent shares outstanding – diluted	24,904	24,245	24,302	24,040	23,489
Consolidated Balance Sheet Data:
Total assets	$949,942	$843,327	$887,711	$845,157	$832,063
Working capital	126,400	156,072	134,967	114,477	96,833
Debt, including finance leases and other obligations	158,464	176,274	165,757	167,899	195,802
Other liabilities, non-current	17,048	3,456	18,822	4,117	2,655
Stockholders’ equity	551,203	512,877	535,082	505,684	480,150
Summary Selected Consolidated Historical Financial Data of Gilat
The following tables present summary selected consolidated historical financial data for Gilat, as of and for each of the fiscal years of Gilat ended December 31, 2019, 2018 and 2017 and as of and for the six months ended June 30, 2019 and 2018. The summary selected historical consolidated statement of operations data set forth with respect to the fiscal years ended December 31, 2019, 2018 and 2017, and the consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from the audited consolidated financial statements included in Gilat’s Annual Report on Form 20-F for the year ended December 31, 2019, which is incorporated by reference into this proxy statement/prospectus, and have been prepared in accordance with GAAP. The financial data for the six months ended June 30, 2019 and 2018 and as of June 30, 2019 have been derived from Gilat’s unaudited condensed interim consolidated financial statements included as Exhibit 99.1 to its Report on Form 6-K furnished to the SEC on September 26, 2019, which financial information is incorporated by reference into this proxy statement/prospectus. The unaudited interim financial information has been prepared on a basis consistent with Gilat’s audited consolidated financial statements and, in the opinion of Gilat’s management, include all adjustments that Gilat’s management considers necessary for the fair statement of the information for the unaudited periods. Gilat’s balance sheet data for certain prior fiscal and interim periods were not referenced.
The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Gilat’s Annual Report on Form 20-F for the year ended December 31, 2019 and its Form 6-K furnished to the SEC on September 26, 2019. See “Where You Can Find More Information.”
	Six Months Ended June 30,		Fiscal Year Ended December 31,
(In thousands, except share and per share amounts)	2019	2018	2019	2018	2017
	(Unaudited)
Consolidated Statement of Operations Data:
Revenues	$121,794	$133,882	$263,492	$266,391	$282,756
Cost of revenues	76,239	90,053	167,615	172,354	200,261
Gross profit	45,555	43,829	95,877	94,037	82,495

	Six Months Ended June 30,		Fiscal Year Ended December 31,
(In thousands, except share and per share amounts)	2019	2018	2019	2018	2017
	(Unaudited)
Operating expenses:
Research and development, net	15,398	15,920	30,184	33,023	28,014
Selling and marketing	11,288	11,716	21,488	22,706	23,759
General and administrative	9,527	8,389	18,633	17,024	19,861
Total operating expenses	36,213	36,025	70,305	72,753	71,634
Operating income	9,342	7,804	25,572	21,284	10,861
Financial expenses, net	(1,400)	(2,188)	(2,617)	(4,298)	(4,307)
Income before taxes on income	7,942	5,616	22,955	16,986	6,554
Taxes on income (tax benefit)	1,713	1,154	(13,583)	(1,423)	(247)
Income	$6,229	$4,462	$36,538	$18,409	$6,801
Income per share (basic)	$0.11	$0.08	$0.66	$0.34	$0.12
Income per share (diluted)	$0.11	$0.08	$0.65	$0.33	$0.12
Weighted average number of shares used in computing earnings per share:
Basic	55,262,453	54,811,893	55,368,703	54,927,272	54,680,822
Diluted	56,014,927	55,614,782	56,030,976	55,752,642	54,851,967
Consolidated Balance Sheet Data:
Working capital	$86,406	$101,620	$102,529	$105,765	$92,035
Total assets	365,533	371,810	391,836	394,747	391,556
Current maturities of long term loans	4,325	4,466	4,096	4,458	4,479
Long term loan, net of current maturities	4,000	8,333	4,000	8,098	12,582
Other long-term liabilities	10,759	8,084	13,293	7,229	9,007
Shareholders’ equity	223,156	223,143	253,588	239,072	218,322

(1)
On January 1, 2018, Gilat adopted the new revenue standards (Topic 606) using a modified retrospective method with the cumulative effect recognized in the accumulated deficit as of December 1, 2018. The consolidated financial statements for the year ended December 31, 2018 were reported under Topic 606, whereas the consolidated financial statements for 2017 and prior years are reported under Topic 605. See Note 2z, “Recently Adopted Accounting Pronouncements” to the consolidated financial statements of Gilat as of December 31, 2019, included in Gilat’s Annual Report on Form 20-F for the year ended December 31, 2019, which is incorporated by reference into this proxy statement/prospectus, for more details.

(2)
On January 1, 2019, Gilat adopted the new lease standards (Topic 842) using a modified retrospective method, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 840. See Note 2z, “Recently Adopted Accounting Pronouncements” to the consolidated financial statements of Gilat as of December 31, 2019, included in Gilat’s Annual Report on Form 20-F for the year ended December 31, 2019, which is incorporated by reference into this proxy statement/prospectus, for more details.

Selected Unaudited Pro Forma Condensed Combined Financial Information
The following tables set forth selected unaudited pro forma condensed combined financial information giving effect to the planned Merger of Comtech and Gilat. The unaudited pro forma condensed combined statements of operations for the six months ended January 31, 2020, and the fiscal year ended July 31, 2019, give effect to the Merger as if it had been consummated on August 1, 2018, the beginning of Comtech’s most recently completed fiscal year. The unaudited pro forma condensed combined balance sheet as of January 31, 2020 gives effect to the Merger as if it had been consummated on January 31, 2020.
The summary unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or consolidated financial condition of the combined company would have been had the Merger actually occurred on the dates indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition of the combined company for any future period or as of any future date.
The summary unaudited pro forma condensed combined financial data as of and for the six months ended January 31, 2020 and for the year ended July 31, 2019 are derived from the unaudited pro forma condensed combined financial information included in “Unaudited Pro Forma Condensed Combined Financial Information” and should be read in conjunction with that information. The unaudited pro forma adjustments are based upon available information and certain assumptions that Comtech believes are reasonable under the circumstances. The unaudited pro forma condensed combined financial information also gives effect to the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Information.”
(In thousands, except per share amounts)	Six Months Ended January 31, 2020	Fiscal Year Ended July 31, 2019
Condensed Combined Statement of Operations Data:
Net sales	$472,990	$923,931
Net income	$35,006	$25,188
Net income per share:
Basic	$1.19	$0.87
Diluted	$1.18	$0.87
(In thousands)	As of January 31, 2020
Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$45,000
Total assets	$1,535,517
Working capital	$152,008
Debt, including finance leases and other obligations	$512,394
Other liabilities, non-current	$17,156
Stockholders’ equity	$628,247

Unaudited Comparative Per Share Data
Presented below are Comtech’s historical per share data for the six months ended January 31, 2020 and the fiscal year ended July 31, 2019, Gilat’s historical per share data for the six months ended December 31, 2019 and the twelve months ended December 31, 2018, unaudited pro forma combined per share data for the six months ended January 31, 2020 and the fiscal year ended July 31, 2019, and unaudited pro forma equivalent data for the six months ended January 31, 2020 and the year ended July 31, 2019. This information should be read together with the consolidated financial statements and related notes of Comtech and Gilat that are incorporated by reference into this proxy statement/prospectus and with the unaudited pro forma condensed combined financial data included in “Unaudited Pro Forma Condensed Combined Financial Information.” The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the beginning of the periods presented or on the dates presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing total stockholders’ equity by the number of shares outstanding at the end of the relevant period. The pro forma net income per share of the combined company is computed by dividing the pro forma net income by the pro forma weighted average number of diluted shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares outstanding at the end of the period.
	Six months ended January 31, 2020	Fiscal year ended July 31, 2019
COMTECH HISTORICAL DATA
Historical per share of common stock
Basic net income per share	$0.40	$1.04
Diluted net income per share	$0,40	$1.03
Book value per share (at period end)	$22.30	$22.07
	Six months ended December 31, 2019	Twelve months ended December 31, 2018
GILAT HISTORICAL DATA
Historical per ordinary share
Basic net income per share	$0.55	$0.34
Diluted net income per share	$0.54	$0.33
Book value per share (at period end)	$4.57	$4.33
	Six months ended January 31, 2020	Fiscal year ended July 31, 2019
COMTECH PRO FORMA COMBINED DATA
Unaudited pro forma per share of common stock
Basic net income per share	$1.19	$0.87
Diluted net income per share	$1.18	$0.87
Book value per share (at period end)	$21.34	$21.69
	Six months ended January 31, 2020	Fiscal year ended July 31, 2019
GILAT PRO FORMA EQUIVALENT DATA(1)
Unaudited pro forma per ordinary share
Basic net income per share	$0.10	$0.07
Diluted net income per share	$0.10	$0.07
Book value per share (at period end)	$1.80	$1.83

(1)
The pro forma equivalent Gilat ordinary share amounts were calculated by multiplying the pro forma combined amount by the Exchange Ratio of 0.08425. The exchange ratio does not include the $7.18 per share that is the Cash Merger Consideration portion of the Merger Consideration.

Unaudited Comparative Market Value and Dividend Information
The following table presents trading information for Gilat Shares on Nasdaq and the TASE and Comtech Common Stock on Nasdaq on (i) January 17, 2020, the last trading day prior to market speculation regarding the Merger, (ii) January 28, 2020, the last trading day before announcement of the Merger, and (iii) March 30, 2020, the most recent practicable trading day before the date of this proxy statement/prospectus. For illustrative purposes, the following table also provides the equivalent per share value of the Merger Consideration, which is equal to (A) $7.18 in cash, without interest, plus (B) 0.08425 of a share of Comtech Common Stock, for each Gilat Share outstanding as of such dates.
	Gilat Shares			Comtech Common Stock			Equivalent Per-Share Value
Date	High	Low	Close	High	Low	Close	High	Low	Close
January 17, 2020	$9.68	$9.15	$9.15	$36.89	$36.19	$36.26	$10.29	$10.23	$10.23
January 28, 2020	$10.28	$10.05	$10.11	$37.34	$36.66	$37.10	$10.33	$10.27	$10.31
March 30, 2020	$7.49	$7.13	$7.43	$15.11	$14.01	$14.38	$8.45	$8.36	$8.39
The market prices of Gilat Shares and shares of Comtech Common Stock fluctuate, and the value of the Merger Consideration will fluctuate with the market price of the Comtech Common Stock. As a result, we urge you to obtain current market quotations of the Gilat Shares and the Comtech Common Stock.
The table below sets forth in comparative columnar form, the cash dividends declared for the most recent fiscal year and interim period for Comtech on a historical and pro forma per share basis and for Gilat on a historical and equivalent pro forma per share basis.
Cash dividends per share	Six Months Ended January 31, 2020	Twelve Months Ended July 31, 2019
Comtech Historical(1)	$0.20	$0.40
Gilat Historical(2)	—	$0.45
Comtech Pro Forma Combined	$0.20	$0.40
Gilat Pro Forma Equivalent	$0.02	$0.03

(1)
On December 4, 2019 and March 4, 2020, Comtech announced that its Board of Directors declared a quarterly cash dividend of  $0.10 per share, payable on February 14, 2020 and May 15, 2020, to shareholders of record at the close of business on January 15, 2020 and April 15, 2020, respectively.

(2)
In April 2019, Gilat paid a cash dividend in the amount of  $0.45 per Gilat Share (approximately $25 million in the aggregate). Such dividend was the first time that Gilat paid a dividend, but Gilat did not adopt a general policy regarding the distribution of dividends and made no statements as to the distribution of dividends.

Under the terms of the Merger Agreement, during the period before the Effective Time, Gilat is not permitted to declare, authorize, set aside or pay any dividend or other distribution without the prior consent of Comtech (not to be unreasonably withheld, conditioned or delayed).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Comtech’s and Gilat’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the manner in which the parties plan to effect the proposed Merger; the expected benefits, synergies and costs of the proposed Merger; management plans relating to the proposed Merger; the expected timing of the completion of the proposed Merger; the parties’ ability to complete the proposed Merger considering the various closing conditions, including conditions related to regulatory and Gilat shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the proposed Merger; and any assumptions underlying any of the foregoing. Without limiting the generality of the preceding sentence, certain statements contained in the “The Merger — Background of the Merger,” “The Merger — Gilat’s Reasons for the Merger; Recommendation of the Gilat Board,” “The Merger — Certain Unaudited Projections of Gilat” contain forward-looking statements.
All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Comtech and Gilat and are difficult to predict. In addition to the risks and uncertainties described in “Risk Factors” and those described in any documents that are incorporated by reference into this proxy statement/prospectus, such risks and uncertainties include, among others: (1) the risk that the conditions to the Closing are not satisfied, including the risk that required approvals for the Merger from governmental authorities or the shareholders of Gilat are not obtained; (2) changes or circumstances that could give rise to the termination of the Merger Agreement; (3) the risk that the value of the Stock Merger Consideration will fluctuate over time; (4) litigation relating to the Merger, if any; (5) uncertainties as to the timing of the consummation of the Merger and the ability of each party to consummate the Merger; (6) risks that the proposed Merger disrupts the current plans and operations of Gilat or Comtech; (7) the ability of Gilat and Comtech to retain and hire key personnel; (8) competitive responses to the proposed Merger and the impact of competitive products; (9) unexpected costs, charges or expenses resulting from the Merger; (10) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; (11) the combined company’s ability to achieve the financial and operating results, growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the existing businesses of Comtech and Gilat; (12) the combined company’s ability to maintain and improve relationships with customers, suppliers and other third parties following the Merger; (13) the terms and availability of the indebtedness that may be incurred in connection with the Merger; (14) the timing and funding of government contracts; (15) risks associated with international sales; (16) risks associated with legal proceedings, customer claims for indemnification and other similar matters; (17) risks associated with Comtech’s obligations under its credit facility; (18) risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; and (19) legislative, regulatory, technological, political and economic developments, including changing business conditions in the industries in which Comtech and Gilat operate, including the semiconductor industry, and overall economy as well as the financial performance and expectations of Comtech’s and Gilat’s existing and prospective customers.
Comtech and Gilat caution that the foregoing list of factors is not exclusive and that you should not place undue reliance on any forward-looking statement. All subsequent written and oral forward-looking statements concerning Comtech, Gilat, the proposed Merger or other matters and attributable to Comtech or Gilat or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. All forward-looking statements contained in this proxy statement/prospectus and the documents incorporated by reference herein are made only as of the date of the document in which they are contained and, except as required by law, neither Comtech nor Gilat undertakes any obligation to update publicly any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

RISK FACTORS
In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Special Note Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the Merger Proposal. In addition, you should read and consider the risks associated with each of the businesses of Comtech and Gilat because these risks may also affect the operations and financial results of the combined company. The risks associated with Comtech’s business can be found in Comtech’s Annual Report on Form 10-K for the fiscal year ended July 31, 2019, and any amendments thereto, as such risks may be updated or supplemented in Comtech’s subsequently filed Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. The risks associated with Gilat’s business can be found in Gilat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and any amendments thereto, as such risks may be updated or supplemented in Gilat’s Annual Reports on Form 20-F or subsequently filed or furnished Reports on Form 6-K. Such filings by Comtech and Gilat will be incorporated by reference into this proxy statement/prospectus to the extent described in “Where You Can Find More Information.” You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. For more information, see “Where You Can Find More Information.”
Risks Relating to COVID-19 Pandemic
The COVID-19 pandemic has had, and is likely to continue to have, an adverse effect on Gilat’s and Comtech’s respective businesses.
In December 2019, a strain of COVID-19 surfaced in Wuhan, China and resulted in an outbreak with infections throughout China and abroad. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The spread of COVID-19 has affected businesses globally as governments take certain emergency measures to combat its spread, including implementation of travel bans and closures of factories, public buildings, and businesses. While the full impact of this outbreak is not yet known, the business and operations of Comtech and Gilat have been, and are likely to continue to be adversely affected by conditions caused by COVID-19.
Impact on Gilat
The ongoing COVID-19 pandemic has had an adverse effect on Gilat’s industry and the markets in which it operates. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which Gilat’s significant inflight connectivity (“IFC”) customers operate and has resulted in a slowdown of Gilat’s business with some of these customers. Gilat has experienced postponed orders and suspended decision making in other markets that are likely to be negatively affected by the COVID-19. As a result, during the first quarter of 2020, Gilat has experienced a significant reduction in its business and expects to record a loss for the quarter.
Further, the guidance of social distancing and the requirements to work from home in key territories such as Israel, Peru, China, California, Colombia, Australia, Bulgaria and in other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect Gilat’s ability to conduct fieldwork as well as deliver products and services. While the majority of Gilat’s products are manufactured outside of China, certain components and materials for Gilat’s products are manufactured or procured in China and Gilat also has other operations in Asia.
Gilat is unable at this time to estimate the extent of the effect of the COVID-19 on its business. In order to mitigate the impact of the decline in business, Gilat has adopted a plan to reduce its expenses, including a reduction in its headcount as well as other cost savings measures. This public health threat is likely to continue to adversely impact Gilat by its negative impact on Gilat’s ability to generate revenues due to reduced end-market demand from governments, enterprises and consumers, leading to order delays and cancellations. In addition, certain of Gilat’s sales and support teams are unable to travel or meet with customers and the threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures).

Given the potential impact on Gilat’s businesses as a result of the outbreak, the values or the recoverable amounts of certain assets subsequent to the reporting date may be less than their carrying amounts as of December 31, 2019. The potential decline in value is determined to be a non-adjusting event as Gilat management concluded that the cause of the shut down in the series of events that led to the disruptions in operations is not the outbreak itself, but rather the measures taken by the government after the reporting date. Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that Gilat may not have previously recognized or disclosed, the occurrence of the outbreak has certainly added additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.
Impact on Comtech
To date, the primary impacts of the COVID-19 pandemic on Comtech have been significant order delays and the inability of Comtech’s sales and marketing teams to travel and/or meet with customers. Also, due to travel bans and/or forced shutdowns at customer locations, Comtech has encountered difficulty in delivering products that had been previously ordered by its customers. As a result of these conditions, Comtech has taken steps to reduce both direct and indirect costs at certain of its facilities. Additional cost reduction measures may be required.
In addition, various industries and sectors in which Comtech’s customers operate have been effected by the COVID-19 pandemic, including: (i) satellite operators and integrators that have announced capital and operating spending reductions, (ii) airlines and cruise lines that are suspending or significantly reducing operations and related spending, (iii) end customers dependent on oil revenues that are facing declining oil prices and a decline in demand, and (iv) government end customers prioritizing healthcare and unemployment spending over telecommunications projects. It is likely that these industry and sector shifts will continue for a prolonged period, and Comtech could see a decrease in demand for its products and a resulting material adverse impact on its business, financial condition, results of operations, or cash flows.
Although Comtech has been deemed an essential business by the U.S. government and is exempt from many laws and regulations relating to COVID-19, Comtech has modified its business practices (including prohibiting employee travel, implementing work-from-home policies and requiring social distancing) with a view to the safety of its employees, customers, partners and suppliers. There is no certainty, however, that such measures will be sufficient to mitigate the risks posed by the disease, and Comtech’s ability to perform critical functions could be harmed.
Although Comtech’s supply chain has not yet been impacted, the impact of COVID-19 could negatively impact Comtech’s supply chain and cause delays in the delivery of raw materials, components and other supplies that Comtech needs to conduct its operations. Comtech may be unable to locate replacement materials, components or other supplies, and ongoing delays could further reduce sales and adversely affect its results of operations.
The outbreak has significantly increased economic uncertainty. It has caused an economic slowdown of as yet uncertain proportions, and it is possible that it could cause a global recession. Risks related to an economic slowdown or recession are described in Comtech’s risk factor titled “If global economic business and political conditions deteriorate as compared to the current environment, it could have a material adverse impact on our business outlook and our business, operating results and financial condition” under “Risk Factors” in Comtech’s Annual Report on Form 10-K for the year ended July 31, 2019.
Risk Factors Relating to the Merger
The Merger is subject to a number of conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Merger Agreement may be terminated and the Merger may not be completed.
The obligation of each party to complete the Merger is subject to the fulfillment of a number of conditions. Among these is the condition that a Material Adverse Effect has not occurred with respect to the other party. Under the Merger Agreement, a Material Adverse Effect is defined as any fact, event, occurrence, change, development or effect (any such item, an “Effect”) that, individually or in the aggregate when taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of a Material Adverse Effect is or would reasonably be expected to be material and adverse to the business, assets, Liabilities (as defined), financial condition or results of operations of such party and its Subsidiaries (as defined), taken as a whole. There can be no assurance that a Material Adverse Effect with respect to Gilat or Comtech will not have occurred prior to completion of the Merger.
In addition, the Merger Agreement provides that the respective obligations of the parties to consummate the Merger shall be subject to the expiration or termination of applicable waiting periods applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and any affirmative exemption or approval of a specified national antitrust regulatory authority shall have been obtained. Although the applicable waiting period under the HSR Act expired at midnight on March 19, 2020, the affirmative exemption or approval of the Russian antitrust regulatory authority has not yet been obtained.
Other conditions to the parties’ respective obligations to complete the merger are the following:
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approval of the Merger Agreement and the transactions contemplated thereby by Gilat shareholders as described in this proxy statement/prospectus;

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absence of any law, order, judgment, injunction or other ruling, instituted by a governmental entity of competent jurisdiction, that is then in effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger;

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obtainment of ISA Exemptions (as such term is defined in the Merger Agreement);

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approval for listing of the shares of Comtech Common Stock to be issued in the Merger on Nasdaq, subject to official notice of issuance;

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that this registration statement on Form S-4 has been declared by the SEC to be effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn; and

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subject to certain materiality standards contained in the Merger Agreement, the accuracy of representations and warranties of Gilat and Comtech, respectively, and material performance by Gilat and Comtech of their respective covenants contained in the Merger Agreement.

The required satisfaction of the foregoing conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause Comtech to fail to realize some or all of the benefits that the parties expect Comtech to achieve following the Merger. Further, there can be no assurance that the conditions to the Closing will be satisfied or waived or that the Merger will be completed.
In addition, if the Merger is not completed by July 29, 2020 (subject to a potential extension to October 29, 2020), either Comtech or Gilat may choose to terminate the Merger Agreement. Comtech or Gilat may also elect to terminate the Merger Agreement in certain other circumstances, and the parties may mutually decide to terminate the Merger Agreement at any time prior to the Effective Time, before or after Gilat shareholder approval is received, as applicable. For more information, see “The Merger Agreement — Termination of the Merger Agreement.”
The value of the stock portion of the Merger Consideration that Gilat shareholders will receive in the Merger has fluctuated and will continue to fluctuate over time.
Although Gilat shareholders are entitled to receive a fixed fraction of a share of Comtech Common Stock in connection with the Merger, the value of such stock portion of the Merger Consideration that Gilat shareholders will receive in the Merger has fluctuated and will continue to fluctuate over time. At the Effective Time, subject to the terms of the Merger Agreement, (i) each Gilat Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the Comtech Common Stock, with cash payable in lieu of fractional shares of the Comtech Common Stock, subject to applicable withholding taxes.

Time will elapse between each of the date of this proxy statement/prospectus, the date on which Gilat shareholders vote to approve and adopt the Merger Proposal at the meeting and the date on which Gilat shareholders are entitled to receive cash from Comtech and the Comtech Common Stock. Due to the negative effect of the COVID-19 pandemic, the market values of the Comtech Common Stock and the Gilat Shares have significantly decreased since the announcement of the Merger and may further fluctuate as a result of a variety of factors, including the continuing effects of COVID-19, general market and economic conditions, changes in Comtech’s or Gilat’s businesses, operations and prospects, catastrophic events, both natural and man-made, and regulatory considerations. Many of these factors are outside the control of Gilat and Comtech. There will be no adjustment to the exchange ratio of the stock consideration (except for adjustments to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Comtech Common Stock) and the parties do not have a right to terminate the Merger Agreement based upon changes in the market price of the Comtech Common Stock. Consequently, at the time that Gilat shareholders must decide whether to approve and adopt the Merger Proposal, they will not know the market price of the Comtech Common Stock they will receive and the market price of the Gilat Shares that they will surrender when the Merger is actually consummated. The value of the Comtech Common Stock received by Gilat shareholders upon consummation of the Merger will depend on the market price of the Comtech Common Stock at that time, and the value of the Gilat Shares surrendered by Gilat shareholders will depend on the market price of the Gilat Shares at that time, both of which have declined from the date the Merger Agreement was signed.
Failure to complete the Merger could negatively affect the share prices and the future business and financial results of either or both of Comtech and Gilat.
If the Merger is not completed, the ongoing businesses of either or both of Comtech and Gilat may be adversely affected. Additionally, if the Merger is not completed and the Merger Agreement is terminated, in certain circumstances Gilat may be required to pay Comtech a termination fee of  $21,675,000. For more information, see “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fees.” In addition, Comtech and Gilat have incurred and will continue to incur significant transaction expenses in connection with the Merger regardless of whether the Merger is completed. Furthermore, either or both of Comtech or Gilat may experience negative reactions from the financial markets, including negative impacts on their stock prices, or negative reactions from their customers, suppliers or other business partners, should the Merger not be completed.
The foregoing risks, or other risks arising in connection with the failure to consummate the Merger, including the diversion of management attention from conducting the businesses of the respective companies and pursuing other opportunities during the pendency of the Merger, may have a material adverse effect on the businesses, operations, financial results and stock prices of either or both of Comtech and Gilat.
Litigation against Comtech and Gilat, or the members of the Gilat Board, could prevent or delay the completion of the Merger or result in the payment of damages following completion of the Merger.
Various legal proceedings have been initiated by purported shareholder plaintiffs against Gilat and its directors, against Comtech and its principal executive officer and against the Merger Sub with respect to the Merger and the disclosure contained in this proxy statement/prospectus. The results of any such potential legal proceedings are difficult to predict and could delay or prevent the Merger from becoming effective in a timely manner. The existence of litigation related to the Merger could affect the likelihood of obtaining the required approval from Gilat shareholders. Moreover, any litigation could be time consuming and expensive, could divert Comtech’s and Gilat’s management’s attention away from their respective businesses and, if any lawsuit is adversely resolved against any of Comtech, Gilat or the members of their respective boards of directors, could have a material adverse effect on Comtech’s or Gilat’s financial condition.
One of the conditions to the Closing is the absence of any law, order, judgment, injunction or other ruling, instituted by a governmental entity of competent jurisdiction, that is then in effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed and a claimant secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting either party’s ability to complete the Merger on the terms contemplated by the Merger Agreement, then such injunctive or other relief may prevent the Merger from becoming effective in a timely manner or at all.
The Merger Agreement contains provisions that limit Gilat’s ability to pursue alternatives to the Merger, could discourage a potential competing acquiror of Gilat from making an alternative transaction proposal and, in specified circumstances, could require Gilat to pay a termination fee to Comtech.
The Merger Agreement prohibits Gilat and its representatives from soliciting, participating in negotiations with respect to or approving or recommending any third-party proposal for an alternative transaction, subject to exceptions set forth in the Merger Agreement relating to the receipt of certain unsolicited offers. If the Merger Agreement is terminated by Comtech due to a change in the Gilat Board’s recommendation regarding the Merger, due to Gilat’s material breach of its non-solicitation obligations, or due to Gilat accepting a superior proposal, among other reasons, then Gilat may be required to pay a termination fee of  $21,675,000 to Comtech. For more information, see “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fees.”
These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Gilat or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the consideration to be paid in the Merger, or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to Gilat shareholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.
If the Merger Agreement is terminated and Gilat determines to seek another business combination, Gilat may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.
The Merger is subject to the expiration of applicable waiting periods under and the receipt of approvals, consents or clearances from antitrust regulatory authorities that may impose conditions that could have an adverse effect on Comtech or Gilat or, if not obtained, could prevent completion of the Merger.
The Closing may be subject to the exemption or approval of applicable government entities. In deciding whether to grant the required regulatory approvals, consents or clearances, the relevant governmental entities will consider the effect of the Merger on competition within their relevant jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of Comtech’s business and which may adversely affect the financial position and prospects of Comtech and its ability to achieve the cost savings and other synergies projected to result from the Merger.
Under the Merger Agreement, Comtech and Gilat have agreed to use their reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental entities, as may be required under any applicable antitrust laws or otherwise and therefore may be required to comply with conditions or limitations imposed by governmental antitrust authorities. However, there can be no assurance that antitrust regulators will not impose unanticipated conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Merger or imposing additional costs on or limiting the revenues of Comtech following the completion of the Merger and which may adversely affect the financial position and prospects of Comtech and its ability to achieve the cost savings and other synergies projected to result from the Merger. For a more detailed description of the regulatory review process, see “The Merger — Competition Clearances Required for the Merger.”
Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, in consideration of the agreements made by the parties in the Merger Agreement, Gilat is prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Gilat and its shareholders.
Until the Merger is completed, the Merger Agreement restricts Gilat from taking specified actions without the consent of Comtech (not to be unreasonably withheld, conditioned or delayed), and requires

Gilat to carry on its business in all material respects in the ordinary course of business. These restrictions may prevent Gilat from making appropriate changes to its businesses, retaining its workforce, paying dividends or pursuing attractive business opportunities that may arise prior to the completion of the Merger. For more information, see “The Merger Agreement — Restrictions on Gilat’s Business Pending the Closing.”
After the Merger, Gilat shareholders will have a significantly lower ownership and voting interest in Comtech than they currently have in Gilat, and will exercise less influence over management.
Based on the number of Gilat Shares and Comtech Common Stock issued and outstanding as of March 19, 2020, it is expected that, former Gilat shareholders will receive shares of the Comtech Common Stock in the Merger representing approximately 16.0% of the outstanding shares of the Comtech Common Stock, immediately following the Effective Time. Consequently, Gilat shareholders will have substantially less influence over the management and policies of Comtech than they currently have over Gilat.
The executive officers and directors of Gilat have interests in the Merger that are different from, or in addition to, those of the other Gilat shareholders. Therefore, the executive officers and directors of Gilat may have a conflict of interest in recommending the Merger Proposal being voted on at the meeting.
The directors and executive officers of Gilat have interests in the Merger that may be different from, or in addition to, those of the Gilat shareholders generally. For more information, see “The Merger — Interests of Gilat’s Directors and Executive Officers in the Merger.”
The shares of Comtech Common Stock to be received by Gilat shareholders as a result of the Merger will have different rights from the Gilat Shares.
Upon completion of the Merger, Gilat shareholders will become stockholders of Comtech and their rights as stockholders will be governed by the Comtech Charter, the Comtech Bylaws and Delaware law. The rights associated with Gilat Shares are different from the rights associated with shares of the Comtech Common Stock. For more information, see “Comparison of Rights of Gilat Shareholders and Comtech Stockholders.”
Gilat shareholders may be subject to Israeli capital gains tax in connection with the Merger and absent receipt of a ruling or exemption, will generally be subject to Israeli tax withholding on the gross Merger Consideration.
As a consequence of the Merger, holders of Gilat Shares will be treated as having sold their Gilat Shares in the Merger.
When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its shareholders are generally subject to Israeli taxation. The ITO distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.
The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals, 30% for individuals who are Major Stockholders on the date of sale or on any date falling within the 12-month period preceding that date of sale and 23% for corporations. An additional tax at a rate of three percent on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. The Inflationary Surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.
Shareholders of a company, such as Gilat, whose shares are traded on the TASE or on a regulated market outside of Israel, who are non-Israeli residents and purchased their shares after the listing of Gilat’s shares on the TASE or said regulated market outside of Israel, whichever is earlier (which means, in the case of Gilat, non-Israeli residents who purchased Gilat Shares after March 26, 1993), would generally be exempt from Israeli capital gains tax, provided that certain conditions are met (e.g., including that the capital gain is not made through a permanent establishment that the non-Israeli resident shareholder maintains in Israel). In addition, such sale may be exempt from Israeli capital gain tax (or be subject to a reduced tax rate)

under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for an exemption or a reduced tax rate).
Gilat has requested tax rulings from the Israel Tax Authority with respect to (i) exemption from withholding of Israeli tax on payments of Merger Consideration payable to Gilat shareholders who are non-Israeli residents and meet certain conditions, (ii) deferral of the obligation of Israeli tax resident holders of Gilat Shares to pay Israeli tax on the exchange of the Gilat Shares for the Comtech Common Stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Gilat Options and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO. If and when the tax rulings are finalized, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the rulings. There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by Gilat.
Whether or not a particular shareholder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Gilat of a tax ruling from the Israel Tax Authority prior to Closing, all Gilat shareholders will be subject to Israeli tax withholding at the rate of 25% (for individuals) and 23% (for corporations) on the gross Merger Consideration (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and Comtech or the exchange agent will withhold and deduct from the Cash Merger Consideration an amount equal to 25%, 23% or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross Merger Consideration received by such shareholder.
The Israeli tax withholding consequences of the Merger to Gilat shareholders and holders of certain Gilat Options and shares issued subject to Section 102 of the ITO may vary depending upon the particular circumstances of each shareholder or holder of Gilat Options or shares issued subject to Section 102 of the ITO, as applicable, and the final tax rulings issued by the Israel Tax Authority. To the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability.
You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws or tax treaties.
For a more detailed description of the material Israeli tax consequences of the Merger, see “Material Israeli Tax Consequences.”
Risk Factors Relating to the Combined Company Following the Merger
There is the possibility that Comtech, following the Merger, may be unable to successfully integrate the business of Gilat to realize the anticipated benefits of the Merger or to do so within the intended timeframe. Comtech may overestimate the synergies that will result from the Merger or underestimate the cost of implementing such synergies.
Comtech will be required to devote significant management attention and resources to integrating the businesses and operations of Gilat with Comtech. The anticipated benefits from the Merger are based on projections and assumptions about the combined business of Gilat and Comtech, which may not materialize as expected or which may prove to be inaccurate. Comtech’s ability to achieve the anticipated benefits will depend on its ability to successfully and efficiently integrate the business and operations of Gilat with those of Comtech and achieve the expected synergies. Comtech may encounter significant challenges with successfully integrating and realizing the anticipated benefits of the Merger, including the following:
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challenges managing the costs of integration and compliance;

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difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the two businesses;

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challenges integrating management teams, corporate cultures, management philosophies, strategies, operations, products and services;

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experiencing potential disruptions due to diversion of management attention;

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uncertainty with retaining key employees, customers, suppliers and other partners of Gilat and Comtech;

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challenges in creating and enforcing uniform standards, controls, procedures, policies and information systems;

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limitations prior to the completion of the Merger on the ability of management of Gilat and Comtech to conduct planning regarding the integration of the two companies;

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challenges integrating complex systems, technology, networks and other assets of Gilat into those of Comtech in a manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

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managing the increased scale and complexity of Comtech’s operations resulting from the Merger;

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incurring potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger, including costs to integrate Gilat; and

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experiencing potential disruptions of, or the loss of momentum in, each company’s ongoing businesses.

Many of these factors will be outside of Comtech’s control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of the combined company. Even if the operations of Comtech’s and Gilat’s businesses are integrated successfully, there can be no assurance that Comtech will be able to realize some or all of the anticipated benefits of the Merger.
The Merger may not be accretive, and may be dilutive, to the combined company’s earnings per share, which may harm the market price of the Comtech Common Stock following the Merger.
Gilat and Comtech currently believe the Merger will result in a number of benefits, including cost savings, operating efficiencies, and stronger demand for their respective products and services, and that the Merger will be accretive to Comtech’s earnings. This belief is based, in part, on preliminary current estimates that may materially change. Comtech following the Merger could encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger, a downturn in its business, or adverse changes in market conditions. All of these factors could cause dilution to Comtech’s earnings per share following the Merger or decrease or delay the expected accretive effect of the Merger and cause a decrease in the price of shares of Comtech Common Stock following the Merger.
The market price of Comtech Common Stock after the Merger will continue to fluctuate and may be affected by factors different from those affecting the Gilat Shares.
Upon completion of the Merger, holders of Gilat Shares will become holders of Comtech Common Stock. The market price of Comtech Common Stock has declined since the announcement of the Merger and may fluctuate significantly following consummation of the Merger and holders of Gilat Shares could lose the value of their investment in Comtech Common Stock. In addition, the stock market has experienced significant price and volume fluctuations since the Merger due to the spread of COVID-19 and its financial impact on the global economy and could continue to have a material adverse effect on the market for, or liquidity of, the Comtech Common Stock, regardless of Comtech’s actual operating performance. In addition, Comtech’s business differs in important respects from that of Gilat, and accordingly, the results of operations of the combined company and the market price of Comtech Common Stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of Comtech and Gilat. For a discussion of the businesses of Comtech and Gilat and of some important factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to in “Where You Can Find More Information.”
The use of cash and incurrence of significant indebtedness in connection with the financing of the Merger may have an adverse impact on Comtech’s liquidity, limit its flexibility in responding to other business opportunities and increase its vulnerability to adverse economic and industry conditions.
At January 31, 2020, Comtech’s balance of cash and cash equivalents was $46.5 million and as of December 31, 2019, Gilat had approximately $74.8 million of unrestricted cash and cash equivalents. Comtech expects to fund the acquisition of Gilat and related transaction costs through the use of unrestricted cash and cash equivalents on hand at Closing and drawing on a new credit facility. The use of unrestricted cash on hand and indebtedness to finance the Merger will reduce Comtech’s liquidity and could cause Comtech to place more reliance on cash generated from operations to pay principal and interest on its debt, thereby reducing the availability of its cash flow for working capital, dividend and capital expenditure needs or to pursue other potential strategic plans. The increased indebtedness may also have the effect, among other things, of limiting Comtech’s ability to obtain additional financing, if needed, limiting Comtech’s flexibility in the conduct of its business and making it more vulnerable to economic downturns and adverse competitive and industry conditions.
The agreements that will govern the indebtedness to be incurred by Comtech in connection with the Merger will likely contain various covenants that impose restrictions on Comtech that may affect its ability to operate its business.
The agreements that will govern the indebtedness to be incurred by Comtech in connection with the Merger will likely contain various affirmative and negative covenants that, subject to certain significant exceptions, are likely to restrict the ability of Comtech to, among other things, have liens on its property, change the nature of its business, transact business with affiliates or merge or consolidate with any other person or sell or convey certain of its assets to any one person. In addition, some of the agreements that govern the financing may contain financial covenants that may require Comtech to maintain certain financial ratios. The ability of Comtech to comply with these provisions may be affected by events beyond its control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate Comtech’s repayment obligations.
Following the Merger, Comtech will incur significant transaction and integration related costs in connection with the Merger.
Comtech expects to incur costs associated with integrating the operations of Gilat following the Closing. The amount of these costs could be material to the financial position and results of operations of Comtech following the Merger. A substantial amount of such expenses will be comprised of transaction costs related to the Merger, facilities and systems consolidation costs, and employee-related costs. Comtech will also incur fees and costs related to formulating integration plans and performing integration activities. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction and other integration related costs in the near term.
Certain Gilat counterparties may acquire certain rights upon the Merger, which could negatively affect Comtech following the Merger.
Gilat is party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of an “assignment” of the agreement or a “change in control” of Gilat or its subsidiaries. The definitions of  “assignment” and “change in control” vary from contract to contract and, in some cases, the “assignment” or “change in control” provisions may be implicated by the Merger. If an “assignment” or “change in control” occurs, a counterparty may be permitted to terminate its contract with Gilat.
Whether a counterparty would have cancellation rights in connection with the Merger depends upon the language and governing law of its agreement with Gilat. Whether a counterparty exercises any cancellation rights it has would depend on, among other factors, such counterparty’s views with respect to the financial strength and business reputation of Comtech following the Merger and prevailing market conditions. Gilat cannot presently predict the effects, if any, if the Merger is deemed to constitute a change in control under certain of its contracts and other arrangements, including the extent to which cancellation rights would be exercised, if at all, or the effect on Comtech’s financial condition, results of operations or cash flows following the Merger, but such effect could be material.
Uncertainties associated with the Merger may cause a loss of employees, including senior management and key employees and may otherwise materially adversely affect the future business and operations of Comtech following the Merger.
Comtech’s success following the Merger will depend upon the ability of Comtech to retain senior management and key employees of Comtech and Gilat following the Merger. Many of Comtech and Gilat’s employees are researchers, engineers and other highly skilled professionals. Comtech and Gilat operate in a highly specialized market and having skilled personnel is necessary for ensuring the supply of high quality products and services. There are only a limited number of people in the job market who possess the requisite skills, and it may be difficult for Comtech following the Merger to hire qualified personnel over time. Furthermore, certain options to purchase Gilat Shares held by Gilat employees vest in connection with the Merger, and Comtech following the Merger may need to offer similar awards and benefits to increase retention.
Current and prospective employees of Comtech and Gilat may experience uncertainty about their roles with Comtech following the Merger. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Comtech following the Merger. The loss of services of certain senior management or key employees of Gilat or the inability to hire new personnel with the requisite skills could restrict the ability of Comtech following the Merger to develop new products or enhance existing products in a timely manner, to sell products to customers, to provide competitive services or to manage the business of Comtech effectively. Also, the business, financial condition and results of operations of Comtech following the Merger could be materially adversely affected by the loss of any of its key employees, by the failure of any key employee to perform in his or her current position, or by Comtech’s inability to attract and retain skilled employees.
Following the Merger, Comtech will have a more complex organizational structure, which could result in unfavorable tax or other consequences and could have an adverse effect on its net income and financial condition.
Comtech following the Merger will operate legal entities in many countries around the world where it will conduct manufacturing, development, design and sales operations. In some countries, it will maintain multiple entities for tax or other purposes. Changes in tax laws, regulations, and related interpretations in the countries in which it operates may adversely affect its results of operations. Comtech following the Merger will have many entities globally and may have unsettled intercompany balances between some of these entities that could result, if changes in law, regulations or related interpretations occur, in adverse tax or other consequences affecting its capital structure, intercompany interest rates and legal structure.
Comtech’s results following the Merger may differ materially from the unaudited pro forma condensed combined financial information and from the Gilat Management Projections included in this proxy statement/prospectus.
Comtech’s results following the Merger may be materially different from those shown in the unaudited pro forma condensed combined financial information presented in this proxy statement/prospectus that shows only a combination of Comtech’s and Gilat’s historical results. Furthermore, no assurances can be made regarding future events or that the assumptions made by Gilat prior to entering into the Merger Agreement when preparing the Gilat Management Projections (as defined in “The Merger — Certain Unaudited Projections of Gilat”) will accurately reflect future conditions or that the projected results set forth in the Gilat Management Projections will be realized, and actual results will likely differ, and may differ materially, from such projections, which could result in a material adverse effect on the business, financial condition, results of operations and prospects of Comtech following the Merger. In particular, following the date the Gilat Management Projections were prepared and Gilat entered into the Merger Agreement, there has been an outbreak and global spread of the COVID-19 pandemic. As a result, during the first quarter of 2020, Gilat has experienced a significant reduction in its business and expects to record a loss for the first quarter of 2020, and Gilat is unable at this time to estimate the extent of the effect of COVID-19 on its business. The effects of COVID-19 on Gilat’s business were not taken into account by Gilat when preparing the Gilat Management Projections prior to entering into the Merger Agreement and may further impact the likelihood that the projected results set forth in the Gilat Management Projections will be realized. In addition, Comtech expects to incur significant costs associated with completing the Merger and integrating the operations of Gilat, and the exact magnitude of these costs is not yet known. Furthermore, these costs may decrease the amount of capital that could be used by Comtech for other purposes.
The Comtech Common Stock will be traded on different markets and this may result in price variations.
Following the Merger, the shares of Comtech Common Stock will be traded on both the Nasdaq as well as the TASE. Price variations may result due to this dual listing. Trading in the Comtech Common Stock on these markets will also occur at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Given these and other factors, such as differences in exchange rates, the Comtech Common Stock may trade at different prices on the TASE and the Nasdaq. In addition, market influences in one market may influence the price in the other.
Other Risk Factors of Comtech and Gilat
Comtech’s and Gilat’s businesses are, and will continue to be, subject to the risks described above. In addition, Comtech is, and will continue to be, subject to the risks described in Comtech’s Annual Report on Form 10-K for the fiscal year ended July 31, 2019, as may be amended and updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed or furnished with the SEC and incorporated by reference into this proxy statement/prospectus. Gilat is, and will continue to be, subject to the risks described in Gilat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as may be amended and updated by subsequent Reports on Form 6-K, all of which are filed or furnished with the SEC and incorporated by reference into this proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

THE PARTIES TO THE MERGER
Comtech Telecommunications Corp.
Comtech is a leading provider of advanced communications solutions for both commercial and government customers worldwide. Comtech’s solutions fulfill its customers’ needs for secure wireless communications in some of the most demanding environments, including those where traditional communications are unavailable or cost-prohibitive, and in mission-critical scenarios where performance is crucial. In recent years, Comtech has benefited from an increase in market demand for global voice, video and data usage which has resulted in Comtech growing.
Comtech Common Stock is traded on Nasdaq under the symbol “CMTL.”
The principal executive offices of Comtech are located at 68 South Service Road, Suite 230, Melville, NY, 11747, and its telephone number is (631) 962-7000.
Gilat Satellite Networks Ltd.
Gilat is a leading global provider of satellite-based broadband communications. With 30 years of experience, Gilat designs and manufactures cutting-edge ground segment equipment, and provides comprehensive solutions and end-to-end services, powered by Gilat’s innovative technology. Delivering high value competitive solutions, Gilat’s portfolio includes a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).
Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.
Gilat Shares are traded on Nasdaq and the TASE under the symbol “GILT.”
The principal executive offices of Gilat are located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, and its telephone number is +972-3-925-2000.
Convoy Ltd.
Merger Sub, a wholly-owned subsidiary of Comtech, is a company organized under the laws of the State of Israel that was formed on January 15, 2020 for the sole purpose of effecting the Merger. It is anticipated that the Merger Sub will be wholly owned by a company to be organized under the laws of the State of Israel (“Holdco”) and that Holdco will be wholly owned by an existing subsidiary of Comtech organized under the laws of the United Kingdom (“UK Holdco”). In the Merger, Merger Sub will be merged with and into Gilat, with Gilat surviving as a wholly-owned subsidiary of Comtech.

THE GILAT EXTRAORDINARY GENERAL MEETING
This proxy statement/prospectus is being made available to the Gilat shareholders as part of a solicitation of proxies by the Gilat Board for use at the General Meeting to be held at the time and place specified below, and at any properly convened meeting following any adjournment or postponement thereof. This proxy statement/prospectus provides Gilat shareholders with the information they need to know to be able to vote or instruct their vote to be cast at the General Meeting.
Time and Place of the General Meeting
This Proxy Statement is being furnished to holders of Gilat Shares in connection with the solicitation of proxies by and on behalf of the Gilat Board for use at the General Meeting to be held on May 8, 2020, at 12:00 p.m. (Israel time), at Gilat’s principal executive offices, at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, and at any adjournment or postponement thereof.
In light of the recent outbreak of the coronavirus (COVID-19) pandemic, Gilat reserves the option to convert the General Meeting from a physical meeting to a virtual meeting at a later date. In such event, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the General Meeting outlining the manner in which shareholders may attend the virtual meeting.
Attendance at the General Meeting is limited to holders of record of Gilat Shares and holders of valid proxies. If you plan to attend the General Meeting, to gain access to the General Meeting we ask that you bring with you some form of personal identification and verification of your status as a Gilat shareholder as of the close of trading on April 8, 2020, the record date for the General Meeting. If you are a representative of an institutional investor, please bring evidence demonstrating your representative capacity for such entity to be verified against the list of Gilat shareholders as of the close of trading on the record date for the General Meeting. In addition, if your Gilat Shares are held in the name of a broker, bank or other nominee, you will need a valid legal proxy from such entity evidencing your authority to vote the Gilat Shares that the institution or other nominee held for your account as of the close of trading on the record date for the General Meeting. You must contact your broker, bank or other nominee directly in advance of the General Meeting to obtain a “legal” proxy.
Purposes of the General Meeting; Proposed Resolutions
At the General Meeting, you will be asked to consider and vote on the following:
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the approval of  (i) the Merger Agreement; (ii) the Merger; (iii) the Merger Consideration; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Gilat’s proxy statement/prospectus for the General Meeting (collectively, the “Merger Proposal”);

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the approval to purchase a seven-year “tail” endorsement to Gilat’s current directors’ and officers’ liability insurance policy;

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the approval of the payment of a transaction bonus to the Chief Executive Officer of Gilat;

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the approval of the payment of a transaction bonus to the Chief Financial Officer of Gilat;

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the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors; and

•
the reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board for an additional three-year term or until his prior termination or resignation.

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. The text of the proposed resolution to approve the Merger Proposal and the other matters on the agenda are set out below:
It is proposed that the following resolutions be adopted at the General Meeting:
Proposal 1:   “RESOLVED, to approve (i) the Agreement and Plan of Merger dated as of January 29, 2020 (as it may be amended from time to time, the “Merger Agreement”) by and among Gilat, Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”); (ii) the merger of Merger Sub with and into Gilat in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and Gilat will become a wholly-owned subsidiary of Comtech (the “Merger”); (iii) the right to receive (the “Merger Consideration”), a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, subject to applicable withholding taxes, for each ordinary share, par value NIS 0.20 per share, of Gilat (the “Gilat Shares”) held by Gilat’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Gilat’s proxy statement/prospectus for the General Meeting (collectively, the “Merger Proposal”).”
Proposal 2:   “RESOLVED, to approve the purchase of a seven-year “tail” endorsement to Gilat’s current directors’ and officers’ liability insurance policy, as described in Proposal 2 of the proxy statement/prospectus”;
Proposal 3:   “RESOLVED, to approve the payment of a transaction bonus to the Chief Executive Officer of Gilat, as described in Proposal 3 of the proxy statement/prospectus”;
Proposal 4:   “RESOLVED, to approve the payment of a transaction bonus to the Chief Financial Officer of Gilat, as described in Proposal 4 of the proxy statement/prospectus”;
Proposal 5:   “RESOLVED, to approve an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors, as described in Proposal 5 of the proxy statement/prospectus”; and
Proposal 6:   “RESOLVED, to reelect Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board, for an additional three-year term or until his prior termination or resignation.”
Gilat cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of Proposals 2, 3, 4, 5 or 6 above.
Recommendation of the Gilat Board
After careful consideration, the Gilat Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable and fair to and in the best interests of Gilat and its shareholders and that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of Comtech and Merger Sub in the Merger Agreement, no reasonable concern exists that the surviving company, as a result of the Merger, will be unable to fulfill the obligations of Gilat to its creditors; (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger; and (iii) resolved to direct that the Merger Agreement be submitted to the shareholders of Gilat for approval and adoption and recommend that the shareholders of Gilat vote in favor of the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement. Accordingly, the Gilat Board unanimously recommends that Gilat shareholders vote “FOR” the Merger Proposal and the other proposals on the agenda for the General Meeting. For a discussion of the factors that the Gilat Board considered in determining to recommend the approval and adoption of the Merger Proposal, see “The Merger — Gilat’s Reasons for the Merger; Recommendation of the Gilat Board.”
Record Date; Shareholders Entitled to Vote
In accordance with the ICL and Gilat’s Articles of Association, the Gilat Board has fixed April 8, 2020 as the record date for determining the shareholders entitled to notice of, and to vote at, the General Meeting. Accordingly, you are entitled to notice of, and to vote at, the General Meeting only if you were a record holder of Gilat Shares at the close of business on that date, irrespective of the amount of Gilat Shares in your possession on such date. Gilat shareholders who hold Gilat Shares through members of the TASE may participate and vote at the General Meeting if they confirm their ownership as required by the ICL and its regulations.
As of March 30, 2020, there were 55,493,258 Gilat Shares outstanding and entitled to vote. Your shares may be voted at the General Meeting only if you are present or your shares are represented by a valid proxy.
If, as of the Record Date, you held Gilat Shares through a bank, broker or other nominee which is a shareholder of record of Gilat or which appears in the participant list of a securities depository, you are considered to be beneficial owners of shares held in “street name.” This Proxy Statement and other proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the General Meeting, but may not actually vote their shares in person at the General Meeting. The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.
You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.
Gilat shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.
Quorum
A quorum must be present in order for the General Meeting to be held. Pursuant to Gilat’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them more than 25% of Gilat’s issued and outstanding share capital. Broker non-votes and abstentions will be counted as present at the General Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a bank, broker or other nominee holding Gilat Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote. None of the proposals at the General Meeting allow for discretionary voting by banks, brokers or other nominees. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to May 15, 2020, at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.
Vote Required
The approval of the Merger Proposal will require the affirmative vote of holders of a majority of the Gilat Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions), excluding any Gilat Shares that are held by Merger Sub, Comtech or by any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or Comtech, or any person or entity acting on behalf of either Merger Sub or Comtech or any person or entity described in the previous clause, including any of their affiliates. Under the Merger Agreement, Comtech has represented that it does not own directly or indirectly any Gilat Shares and based on the public filings of Comtech and its stockholders, as of the Record Date, no stockholder of Comtech holds 25% or more of the common stock of Comtech or any other kind of means of control of Comtech.
The approval of each of Proposals 2, 3, 4, 5 and 6 requires the affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions). In addition, in order to approve each of Proposals 2, 3, 4, 5 and 6, the shareholders’ approval must either (i) include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding, in the case of Proposal 6, a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding Gilat Shares.
Under the ICL, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of Gilat, other than solely as a result of serving as a director or officer of Gilat. A person is presumed to be a controlling shareholder if it holds (i) 50% or more of any type of control means in Gilat, or (ii) 25% or more of the voting rights in Gilat, if no other person holds more than 50% of the voting rights in Gilat.
Under the ICL, a person is deemed to have a “personal interest” in the proposal if this person, or certain members of this person’s family or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares) has a personal interest in the adoption of such proposal. However, a person is not deemed to have a “personal interest” if this person’s interest arises solely from this person’s ownership of Gilat Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.
The enclosed form of proxy card requires you to certify that you are not a controlling shareholder of Gilat, do not have a personal interest in (A) Proposal 2 (the purchase of the “tail” endorsement to the D&O liability insurance policy); (B) Proposal 3 (the payment of a transaction bonus to the Chief Executive Officer of Gilat); (C) Proposal 4 (the payment of a transaction bonuses to the Chief Financial Officer of Gilat); (D) Proposal 5 (the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors); and (E) Proposal 6 (the reelection Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board, and, with respect to Proposal 1, are not a shareholder listed in Section 320(c) of the ICL (i.e., you are neither Merger Sub nor do you own directly or indirectly through Comtech, 25% or more of the ordinary shares or other kind of means of control of Merger Sub). To make this certification with respect to Proposals 1 through 6, check the box “YES” in Items 1A, 2A, 3A, 4A, 5A and 6A, respectively, in the enclosed proxy card.
Each Gilat Share is entitled to one vote on each proposal or item that comes before the General Meeting. If two or more persons are registered as joint owners of any Gilat Share, the right to attend the General Meeting shall be conferred upon all of the joint owners, but the right to vote at the General Meeting and/or the right to be counted as part of the quorum required for the General Meeting shall be conferred exclusively upon the senior among the joint owners attending the General Meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on Gilat’s Shareholder Register.
Only Gilat Shares that are voted will be counted towards determining whether the Merger Proposal or the other applicable agenda matter is approved by shareholders. Gilat Shares present at the General Meeting that are not voted on a particular proposal or Gilat Shares present by proxy where the shareholder properly withheld authority to vote on such proposal (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders, but will be counted for purposes of determining whether a quorum exists.
A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal, the shares subject to such proxy card will not be voted at the General Meeting on such proposal but will be counted for purposes of determining whether a quorum exists.
A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the General Meeting, without instructions from the customer. Gilat Shares held by a bank, broker or nominee that are not voted at the General Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.
Voting Procedures; Revoking Proxies or Voting Instructions
Shareholders of Record
If you are a shareholder of record, meaning that your Gilat Shares and your share certificate(s) were registered in your name with us and Gilat’s transfer agent as of the Record Date, you may vote (a) in person by attending the General Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
If you sign, date and return your proxy card without indicating how you want to vote, your Gilat Shares will not be voted at the General Meeting but will be counted for purposes of determining whether a quorum exists.
Shares Held in “Street Name”
If you hold your Gilat Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Gilat Shares are held in “street name” and you wish to vote such shares by attending the General Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Gilat Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.
Shares Traded on TASE
Shareholders who hold Gilat Shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to Gilat’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to Gilat an ownership certificate confirming their ownership of Gilat Shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.
Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.
Voting of Proxies
All Gilat Shares represented at the General Meeting by valid proxies that we receive in time for the General Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Gilat Shares will not be voted at the General Meeting.
Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.
Revocation of Proxies
You may revoke your proxy at any time before the vote is taken at the General Meeting by (a) delivering to Gilat at its principal executive offices located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat

Arye, Petah Tikva 4913020, Israel, Attention: Chief Financial Officer, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same Gilat Shares or (c) by attending the General Meeting and voting in person (although attendance at the General Meeting will not, by itself, revoke a proxy). Gilat Shares represented by properly executed proxies received by us no later than four (4) hours prior to the General Meeting will, unless such proxies have been previously revoked or superseded, be voted at the General Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at Gilat’s principal executive offices located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, Attention: Chief Financial Officer.
You may also be represented by another person present at the General Meeting by executing a proxy designating such person to act on your behalf.
No Appraisal Rights; Objections by Creditors
Under Israeli law, holders of Gilat Shares are not entitled to appraisal rights in connection with the Merger. Under the ICL, objections to the Merger may be filed by Gilat creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, Gilat will not be able to satisfy its obligations to its creditors following completion of the Merger.
Solicitation of Proxies
Gilat will bear the costs of solicitation of proxies for the General Meeting. In addition to solicitation by mail, Gilat’s directors, officers and employees may solicit proxies from shareholders by telephone, email, personal interview or otherwise. Gilat’s directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Gilat Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. Gilat may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Gilat Shares.
As a foreign private issuer, Gilat is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement/prospectus should not be taken as an admission that Gilat is subject to such rules.
SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING GILAT SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.
SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, GILAT ASKS YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.
Adjournments and Postponements
If within half an hour from the time appointed for the holding of the General Meeting a quorum is not present, the General Meeting will stand adjourned until one week thereafter, May 15, 2020, at the same time and place. If within half an hour from the time appointed for holding of the adjourned meeting the aforesaid percentage of Gilat Shares required for a quorum is not present, two or more shareholders (regardless of the percentage of Gilat Shares held by them) who are present will constitute a quorum for the business for which the original meeting was called.

Gilat Shares Held by Gilat Directors and Executive Officers
As of March 30, 2020, Gilat’s directors and executive officers beneficially owned, in the aggregate, 2,145,728 Gilat Shares, or collectively approximately 3.8% of the outstanding Gilat Shares. For more information, see “Security Ownership of Certain Beneficial Owners and Management of Gilat.” Gilat’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of the Gilat shareholders generally. For more information, please see “The Merger — Interests of the Gilat Directors and Executive Officers in the Merger.”
Additional Information
If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact                 .

PROPOSAL 1
APPROVAL AND ADOPTION OF THE MERGER PROPOSAL
As discussed elsewhere in this proxy statement/prospectus, Gilat shareholders will consider and vote on the Merger Proposal, which consists of a proposal for Gilat shareholders to approve and adopt (i) the Merger Agreement; (ii) the Merger on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the ICL, following which Merger Sub will cease to exist, and Gilat will become a wholly-owned subsidiary of Comtech; (iii) the Merger Consideration; and (iv) all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement.
You are urged to carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger and the Merger Agreement, including the information set forth in “The Merger” and “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. You are urged to read the Merger Agreement carefully and in its entirety.
It is proposed that at the General Meeting the following resolution is adopted to approve the Merger Proposal:
“RESOLVED, to approve (i) the Agreement and Plan of Merger dated as of January 29, 2020 (as it may be amended from time to time, the “Merger Agreement”) by and among Gilat, Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”); (ii) the merger of Merger Sub with and into Gilat in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and Gilat will become a wholly-owned subsidiary of Comtech (the “Merger”); (iii) the right to receive (the “Merger Consideration”), a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, subject to applicable withholding taxes, for each ordinary share, par value NIS 0.20 per share, of Gilat (the “Gilat Shares”) held by Gilat’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Gilat’s proxy statement/prospectus for the General Meeting (collectively, the “Merger Proposal”).”
The Gilat Board unanimously recommends a vote “FOR” the Merger Proposal and the above resolution by the Gilat shareholders.

THE MERGER
The following is a discussion of the Merger and the material terms of the Merger Agreement between Comtech and Gilat. You are urged to read the Merger Agreement carefully and in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein.
Effects of the Merger
On the terms and subject to the conditions of the Merger Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub will be merged with and into Gilat. As a result of the Merger, (a) the separate corporate existence of Merger Sub will cease and Gilat will continue as the Surviving Company; (b) all the properties, rights, privileges, powers and franchises of Gilat and Merger Sub will vest in Gilat (as the Surviving Company); (c) all debts, liabilities and duties of Gilat and Merger Sub shall become the debts, liabilities and duties of Gilat (as the Surviving Company); and (d) all the rights, privileges, immunities, powers and franchises of Gilat (as the Surviving Company) will continue unaffected by the Merger in accordance with the ICL.
At the Effective Time, each Gilat Share issued and outstanding immediately prior to the consummation of the Merger (except for Gilat Shares held in the treasury of Gilat, held by Comtech or any direct or indirect wholly-owned subsidiary of Gilat or Comtech) will be converted into the right to receive, without interest and less any applicable withholding taxes, (a) $7.18 in cash (the “Cash Merger Consideration”), and (b) 0.08425 of a share of Comtech common stock, par value $0.10 per share (the “Stock Merger Consideration,” and, together with the Cash Merger Consideration, the “Merger Consideration”) in each case, upon the terms and subject to the conditions and restrictions set forth in the Merger Agreement.
In lieu of any fractional share of Comtech Common Stock that otherwise would be issuable pursuant to the Merger, each holder of Gilat Shares who otherwise would be entitled to receive a fraction of a share of Comtech Common Stock pursuant to the Merger will be paid an amount in cash (without interest) equal to (i) the fraction of a share of Comtech Common Stock to which such holder would otherwise be entitled, multiplied by (ii) the Parent Average Trading Price.
Each Gilat Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with the paragraph below), will automatically be converted into and represent the right to receive the Merger Consideration, without interest and less applicable taxes required to be withheld, in each case in such manner as provided in the Merger Agreement. No certificate or scrip representing fractional shares of Comtech Common Stock will be issued upon the surrender for exchange of certificates or with respect to book-entry shares, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Comtech.
Each Gilat Share held in the treasury of Gilat (dormant shares) or on behalf of Gilat, if any, or held by Comtech or any direct or indirect wholly-owned subsidiary of Gilat or of Comtech, in each case, immediately prior to the Effective Time, if any, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and no payment will be made with respect thereto.
Also, at the Effective Time, each ordinary share, nominal value NIS 0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be automatically converted into one validly issued, fully paid and nonassessable ordinary share, nominal value NIS 0.20 per share, of the Surviving Company, and such ordinary shares will constitute the only outstanding share capital of the Surviving Company.
Background of the Merger
Over the past several years, Gilat has focused on developing strategies to increase its market share, enter new market segments and enhance its product portfolio. The Gilat Board and senior management periodically reviewed Gilat’s long-term strategic goals and related plans, and considered and evaluated potential options for enhancing shareholder value as a stand-alone company and alternatives for strategic transactions to enhance shareholder value.

During these discussions, senior management and Board members considered the challenges of continuing on the path as an independent public company and operating in a highly competitive and consolidating industry. Moreover, during the past couple of years several multinational corporations, including Amazon, Apple and SpaceX, have publicly stated their desire and have taken steps to enter the market of satellite communications. Throughout such period, from time to time, Gilat has received indications of interest, mostly through intermediaries, that did not progress beyond an initial discussion.
The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement.
In June 2018, Gilat management asked Amiram Boehm, a member of the Gilat Board, to assist Gilat by facilitating introductions to two European aviation companies as part of a potential collaboration regarding low Earth orbit (LEO) satellite constellations. As these companies began to work with Gilat, and became familiar with Gilat’s capabilities, one of the companies (“Company A”) requested a meeting with the Chairman of the Gilat Board, Dov Baharav, and representatives of Gilat’s controlling shareholders regarding a possible investment in Gilat. In connection with the meeting, Gilat explored, on an informal basis with the assistance of Jefferies (which had knowledge of Gilat’s industry and with which Gilat had an ongoing relationship), whether there might be additional third-party interest in Gilat. Approximately 30 parties, both strategic investors and financial sponsors (which group of parties did not include Comtech), were contacted by Jefferies on behalf of Gilat on a no-name and unsolicited basis. Gilat also requested the assistance of another investment banking firm to contact third parties on a no-name and unsolicited basis in Japan, India and Australia. For various reasons stated by certain of these third parties, among them, Gilat’s exposure to certain markets, business involving a mix of commercial and defense-end markets and niche industry, Gilat concluded that interest from these third parties was not sufficient to warrant an active shopping process with attendant risks to Gilat, including the impact on Gilat’s customers, suppliers and employees.
In January 2019, a member of the Gilat Board met with representatives of Company A, but Company A subsequently informed Gilat that, for unspecified internal reasons, it elected not to proceed further.
In early May 2019, Mr. Boehm, a Gilat Board member who is also a partner in the FIMI Opportunity Funds, whose funds comprise Gilat’s largest shareholder, was approached by Mr. Stanley Stern of Bradley Woods & Co. (“BW”), with whom he had a prior business relationship. In a discussion regarding a number of FIMI portfolio companies, including Gilat, Mr. Stern noted that he believed Comtech, among other companies, might have an interest in exploring a strategic relationship with Gilat. In late May 2019, Mr. Stern discussed the matter with Michael Porcelain, President and Chief Operating Officer of Comtech, and Mr. Porcelain indicated that a relationship between Gilat and Comtech may be of interest to Comtech, and that he would raise the opportunity internally. After a series of calls and discussions between Mr. Stern and Mr. Porcelain throughout June 2019, Mr. Porcelain orally indicated an interest to Mr. Stern in further exploring the opportunity.
Subsequently, in mid-July 2019, a teleconference was held between Mr. Boehm and Mr. Porcelain in which they discussed the opportunities in the market and possibilities for collaboration, and exchanged information about their respective companies that was otherwise publicly available. In the course of the call, Mr. Porcelain indicated that Comtech may have interest in acquiring Gilat. Messrs. Porcelain and Boehm agreed that as a next step Comtech should submit a non-binding proposal to the Gilat Board for its consideration and evaluation.
On August 9, 2019, Comtech delivered a letter to the Gilat Board setting forth a non-binding proposal to acquire 100% of the outstanding Gilat Shares for a purchase price ranging from $9.34 to $9.76 per Gilat Share, with approximately 70% of the purchase price payable in cash and the remaining 30% payable in shares of Comtech Common Stock. The letter indicated, among other things, that the non-binding proposal was subject to completion of due diligence and negotiation of a definitive agreement. The proposed purchase price represented a premium of approximately 10% to 15% based on the 30-day volume weighted average price of Gilat Shares of approximately $8.49 on August 8, 2019.
Comtech also indicated in its proposal that it had engaged Goldman, Sachs & Co. (“Goldman Sachs”) to act as its financial advisor, Proskauer Rose LLP (“Proskauer”) and Goldfarb Seligman & Co. (“Goldfarb

Seligman”) to act as its U.S. and Israeli legal counsel, respectively, and Duff  & Phelps, PricewaterhouseCoopers LLP and Deloitte & Touche LLP (“Deloitte”) to assist in its accounting and financial due diligence. Comtech’s non-binding proposal indicated that, assuming Comtech was provided with exclusive access, it was confident that it could be in a position to complete its due diligence review and execute a definitive agreement within a 90-day period.
On August 15, 2019, the Gilat Board met, together with Gilat’s Chief Executive Officer and Chief Financial Officer and a representative from Naschitz, Brandes, Amir & Co., Gilat’s Israeli legal counsel (“NBA & Co.”), to review Comtech’s non-binding proposal. The Gilat Board members reviewed and discussed the terms of the proposal, and appointed a transaction committee of the Gilat Board (the “Committee”), consisting of Dov Baharav (Chairman) and directors Dafna Sharir and Ishay Davidi, to interact with Comtech, explore transaction possibilities, evaluate the need to engage a financial advisor and present its recommendations for next steps to the Gilat Board. At the meeting, a representative of NBA & Co. outlined legal matters relevant to the Gilat Board’s process and decision-making with respect to the evaluation of Comtech’s non-binding proposal and various related fiduciary duty matters under Israeli law.
Later that day, the Committee met to discuss Gilat’s response to Comtech and proposed to set an in-person meeting in New York between the Committee members and Comtech to present Gilat’s response and expectations regarding the process surrounding a potential transaction.
Thereafter, members of the Committee, with the assistance of Mr. Stern, corresponded with Mr. Porcelain and with representatives of Goldman Sachs to coordinate a meeting between the parties in New York in early September 2019.
On September 1, 2019, members of the Committee and Mr. Boehm met in Israel and, on September 3, 2019, the Committee, Mr. Boehm and Mr. Stern met again in New York, to prepare for the meeting with Comtech and Goldman Sachs. In advance of the meeting, NBA & Co. and Proskauer negotiated a mutual Non-Disclosure Agreement, which was executed by Gilat and Comtech on September 3, 2019.
On September 3, 2019, members of the Committee, Mr. Boehm and Mr. Stern of BW met with Fred Kornberg, Comtech’s Chairman and Chief Executive Officer, Mr. Porcelain, Edwin Kantor, a Comtech director, and representatives of Goldman Sachs in New York, at which meeting the parties discussed Comtech’s proposal and the potential transaction, as well as Comtech’s request for an exclusive due diligence and negotiation period to further evaluate the proposed transaction and potentially submit an enhanced proposal.
On September 4, 2019, members of the Committee met with Jefferies and another investment banking firm in New York to consider the engagement of a financial advisor, in addition to BW, to assist the Gilat Board in evaluating, and to render an opinion to the Gilat Board regarding, the consideration to be provided in a transaction should a transaction materialize.
On September 5, 2019, following the meetings in New York between the parties, Comtech delivered a draft Exclusivity Agreement, which thereafter was negotiated between NBA & Co. and Proskauer.
On September 9, 2019, the Gilat Board reviewed the recommendations of the Committee and considered Comtech’s request for exclusivity. Following discussion, and in light of, among other things, the absence of any indication of interest from any other party at that time, the Gilat Board approved granting Comtech a limited exclusivity period through October 28, 2019, in which to pursue its due diligence review and submit an enhanced proposal. The Gilat Board further approved the establishment of a steering committee (the “Steering Committee”), consisting of directors Mr. Baharav (Chairman), Ms. Sharir and Mr. Boehm, and Gilat’s Chief Executive Officer, Chief Financial Officer and General Counsel, to assist the Gilat Board and the Committee in managing and implementing the due diligence review process.
On September 12, 2019, Gilat and Comtech executed the Exclusivity Agreement restricting Gilat from soliciting, negotiating or entering into a strategic transaction with another party prior to 5:00 p.m. (New York time) on October 28, 2019, by which time, Comtech had indicated, it expected to have substantially completed its due diligence review and be in a position to submit an enhanced proposal. Thereafter, Comtech and its advisors submitted to Gilat initial due diligence requests regarding matters not available in Gilat’s public filings.
Beginning on September 12, 2019, Gilat, with the assistance of NBA & Co., responded to due diligence requests from Comtech and its advisors, and uploaded documentation regarding Gilat to a virtual data room.
From September 18, 2019 until the execution of the Merger Agreement, the Steering Committee met on a weekly and on an as-needed basis to discuss various matters relating to the due diligence review process.
On September 24, 2019, following the approval of the Gilat Board, Gilat provided access to its virtual data room to Comtech and its advisors, while continuing to receive and respond to additional due diligence requests from Comtech. From such time and until the execution of the Merger Agreement, Comtech and its advisors conducted business, financial, accounting, tax, commercial, labor and legal due diligence on Gilat, and held meetings and discussions with members of Gilat’s management and its representatives and advisors, NBA & Co., Carter Ledyard Milburn LLP, Gilat’s U.S. legal counsel (“CLM”), Gilat’s counsel in Peru and Brazil, and BW.
On September 27, 2019, Proskauer sent to NBA & Co. a draft Clean Team Agreement to address the review of sensitive commercial material of Gilat. Comtech and Gilat, with the assistance of Proskauer and NBA & Co., negotiated and exchanged drafts of the agreement and, on October 23, 2019, Gilat and Comtech executed the Clean Team Agreement, which limited access to certain Gilat information to specified advisors to Comtech.
Beginning on October 16, 2019, Gilat submitted to Comtech due diligence requests regarding matters not available in Comtech’s public filings. Gilat also engaged Quilty Analytics to perform industry, operational and business due diligence on Comtech on Gilat’s behalf.
On October 28, 2019, the Gilat Board met to discuss and approve Comtech’s request to extend the exclusive due diligence and negotiations period until November 18, 2019 to enable Comtech to substantially complete its due diligence review and submit an enhanced proposal. Thereafter, Gilat’s Chief Executive Officer advised Mr. Porcelain that Gilat would agree to extend the exclusive due diligence and negotiations period until November 18, 2019 provided Comtech submits an enhanced proposal by November 11, 2019.
On October 29, 2019, Comtech provided access to its virtual data room to Gilat and its representatives and advisors, while continuing to respond to additional requests from Gilat. From such time and until the execution of the Merger Agreement, Gilat and its representatives and advisors conducted business, financial, accounting, tax, commercial, labor and legal due diligence of Comtech, and held meetings with members of Comtech’s management and Comtech’s advisors and representatives. Also throughout such period, representatives of Gilat, NBA & Co., CLM, Quilty Analytics, BW, Comtech, Goldman Sachs, Proskauer and Goldfarb Seligman held various discussions on financial, regulatory and other due diligence matters.
On November 12, 2019, a representative of Bank B (who had approached Mr. Boehm in the past but was refused because of the exclusive due diligence and negotiations period that existed at the time) contacted Mr. Boehm and proposed that representatives of Gilat meet with a potential financial buyer (“Party B”), which indicated its interest in evaluating a potential transaction with Gilat, following a meeting with the Chief Financial Officer of Gilat on November 11, 2019 as part of regularly scheduled investor meetings.
On November 14, 2019, Gilat’s Chief Financial Officer visited Comtech’s offices in Melville, New York and held discussions with Mr. Porcelain and other members of Comtech senior management, on financial, accounting and tax due diligence matters.
On November 18, 2019, Mr. Kornberg contacted Mr. Baharav to notify him that Comtech would require a few additional weeks to complete its diligence review and to submit a revised proposal. Mr. Kornberg indicated that Comtech expected the revised proposal to reflect a higher share price range than the proposed price range included in its previous proposal submitted in August 2019.
Also, on November 18, 2019, the Gilat Board met to review and approve Gilat’s financial results for the third quarter ended September 30, 2019 and, on November 19, 2019, Gilat issued a press release to report such financial results.

On November 19, 2019, Party B signed a confidentiality agreement with Gilat and thereafter Gilat provided representatives of Party B access to limited overview diligence material concerning Gilat. On November 27, 2019, the Chief Executive Officer and the Chief Financial Officer of Gilat met with representatives of Party B in New York, but Party B elected not to continue to evaluate a potential transaction.
On December 6, 2019, Comtech delivered a letter to the Gilat Board with a revised non-binding proposal to acquire 100% of the outstanding Gilat Shares for a purchase price of  $10.00 per Gilat Share, with 70% of the purchase price payable in cash and the remaining 30% payable in Comtech Common Stock. Comtech noted that its advisors had prepared initial drafts of transaction agreements and, assuming Gilat confirmed its agreement to proceed by December 13, 2019 on the basis of Comtech’s revised proposal and extended the exclusivity period through January 31, 2020, Comtech would be in a position to negotiate and enter into a definitive agreement by January 31, 2020. Comtech’s proposed purchase price represented a premium of approximately 24% based on the 30-day volume weighted average price of the Gilat Shares of approximately $8.09 on December 5, 2019.
On December 9, 2019, the Gilat Board met, together with Gilat’s Chief Executive Officer, Chief Financial Officer and General Counsel and Mr. Stern and NBA & Co., to review Comtech’s revised non-binding proposal. At the meeting, the Board discussed various aspects of the proposed transaction and approved an extension to the exclusivity period granted to Comtech until January 31, 2020 on the basis that, as both parties would work to complete their respective due diligence reviews and negotiated and finalized definitive agreements, Comtech would continue to evaluate its proposed purchase price, including the mix of cash and stock.
On December 15, 2019, the Committee met and discussed Gilat’s course of action and the expected timeline for the transaction. Following the meeting, Mr. Baharav advised Mr. Kornberg that the Gilat Board had approved an extension to the exclusivity period to finalize due diligence and definitive agreements by January 31, 2020 on the basis that Comtech would continue to evaluate its proposed purchase price, including the mix of cash and stock.
On December 16, 2019, Proskauer, on behalf of Comtech, delivered to Gilat and NBA & Co. initial drafts of the Merger Agreement and the Voting Agreement.
On December 18, 2019 and December 23, 2019, the Committee, Gilat’s Chief Financial Officer and General Counsel and NBA & Co. met to discuss the initial drafts of the Merger Agreement and the Voting Agreement submitted by Comtech, as well as the proposed purchase price and allocation of the purchase price between cash and shares of Comtech Common Stock. Mr. Stern also attended the meeting on December 23, 2019.
On December 29, 2019, the Gilat Board met, together with Gilat’s Chief Executive Officer, Chief Financial Officer and General Counsel and NBA & Co., to review the drafts of the Merger Agreement and Voting Agreement and to discuss the engagement of Jefferies as an additional financial advisor to assist the Gilat Board in evaluating, and to deliver an opinion to the Gilat Board regarding, the consideration to be provided in a transaction if one were to proceed. The Gilat Board authorized the Committee to negotiate the terms of Jefferies’ engagement as discussed in the meeting, and Jefferies subsequently was engaged as an additional financial advisor for such purposes.
On December 31, 2019, the Committee, Gilat’s Chief Financial Officer and General Counsel and NBA & Co. met to discuss the drafts of the Merger Agreement and Voting Agreement. Later that day, a teleconference was held between Mr. Boehm and Mr. Porcelain to discuss the transaction status and a timeline for reaching definitive agreements.
On January 2, 2020, NBA & Co. circulated, on behalf of Gilat, to Proskauer and Goldfarb Seligman, comments to the drafts of the Merger Agreement and Voting Agreement.
On January 6, 2020, Proskauer circulated a list of discussion points in advance of a scheduled teleconference between the parties. On January 7, 2020, NBA & Co., Proskauer and Goldfarb Seligman held a teleconference at which the discussion points were discussed.

From January 6, 2020 through January 8, 2020, a representative of Gilat’s finance team visited Comtech’s offices in Melville, New York and held discussions with Mr. Porcelain and Mr. Bondi of Comtech, representatives of Deloitte and representatives of Goldman Sachs on various financial, accounting and tax matters. Gilat’s representatives and advisors also attended these sessions and additional sessions at Comtech’s offices from January 7, 2020 to January 9, 2020.
On January 9, 2020, Mr. Boehm and Mr. Porcelain spoke by phone regarding Gilat’s and Comtech’s respective purchase price perspectives, the transaction status and the timeline for reaching definitive agreements. On the call, Mr. Porcelain noted that Comtech was continuing to evaluate financing and structuring alternatives but that at such time Comtech was not in a position to increase the proposed purchase price above $10.00 per Gilat Share.
On January 13, 2020, Proskauer circulated, on behalf of Comtech, to NBA & Co. revised drafts of the Merger Agreement and Voting Agreement in advance of an in-person negotiation session that was scheduled for January 16, 2020.
On January 14, 2020, Mr. Baharav and Mr. Kornberg spoke by phone regarding the proposed purchase price and certain other outstanding items. Mr. Kornberg advised Mr. Baharav that Comtech would not increase its proposed purchase price above $10.00 per Gilat Share. Following the call, the Committee held a teleconference at which it was decided that Mr. Boehm would meet Mr. Porcelain in New York in an attempt to find a solution to increase Comtech’s proposed purchase price per Gilat Share.
On January 15, 2020, Mr. Boehm and Gilat’s Chief Financial Officer visited Comtech’s offices in Melville, New York. At the meeting, Mr. Boehm and Mr. Porcelain met separately and discussed certain outstanding matters relating to the contemplated transaction, including the proposed purchase price and the allocation of such purchase price between the cash and stock components of the consideration, and Gilat’s Chief Financial Officer held various discussions with Comtech’s Chief Financial Officer and other Comtech executives on financial, accounting and tax matters.
Also on January 15, 2020, NBA & Co. circulated, on behalf of Gilat, to Proskauer and Goldfarb Seligman an initial draft of Gilat’s disclosure schedules to the Merger Agreement.
On January 16, 2020, Proskauer, Goldfarb Seligman, NBA & Co. and Gilat’s Chief Financial Officer and General Counsel met at the offices of Proskauer in New York City to review the revised drafts of the Merger Agreement and Voting Agreement.
Also on January 16, 2020, Mr. Baharav met with Mr. Kornberg and Mr. Porcelain at Comtech’s offices in Melville, New York and discussed certain outstanding items, including the proposed purchase price and the approach to valuing Comtech Common Stock for purposes of the stock component of the purchase price.
At approximately 2:00 p.m. (Israel time), on January 19, 2020, market rumors relating to a possible acquisition of Gilat were published in the financial press in Israel. On the next Nasdaq trading day (January 21, 2020) following the publication of the market rumors, the share price of the Gilat Shares on Nasdaq increased by approximately 12.5% to $10.29 per share.
Following the publication, a special meeting of the Gilat Board was called on the evening of January 19, 2020 to discuss the publication and the status of the transaction. The Gilat Board, at the advice of CLM and NBA & Co., confirmed its practice of not responding to market rumors, and directed management to reiterate and re-emphasize to all Gilat employees, advisors and representatives aware of the potential transaction that all information relating to the potential transaction (including its existence) was considered material non-public information, was to remain strictly confidential and not to be disclosed, including to others within Gilat, and that any person aware of the potential transaction was prohibited from trading in the securities of Gilat and Comtech. The parties agreed to proceed expeditiously to finalize the negotiations and remaining open points.
Between January 20, 2020 and January 29, 2020, Gilat, with the assistance of NBA & Co., CLM and BW, and Comtech, with the assistance of Proskauer, Goldfarb Seligman and Goldman Sachs, continued extensive negotiations with respect to the Merger Agreement, the Voting Agreement and other ancillary documentation, particularly with respect to the proposed purchase price, the allocation of such purchase price between the cash and stock components and the approach to valuing Comtech Common Stock issuable as the stock component of the purchase price.
During the negotiations, all members of the Gilat Board and senior management were regularly updated and consulted on the negotiations and remaining unresolved points.
During these negotiations, Gilat requested, and Comtech agreed, to increase the proposed purchase price to $10.25 per Gilat Share, of which 70% would be payable in cash ($7.18) with the remaining 30% payable in the form of 0.08425 of a share of Comtech Common Stock, calculated based on a stock price for Comtech Common Stock of  $36.50 per share. Further requests by Gilat in the course of the negotiations to increase Comtech’s proposed purchase price above $10.25 per Gilat Share, to increase the cash component and to base the calculation of the stock component on a stock price for Comtech Common Stock of less than $36.50 per share were rejected by Comtech. During this period, NBA & Co., CLM, Proskauer and Goldfarb Seligman continued to negotiate the terms of the Merger Agreement and Voting Agreement.
On January 23, 2020, the Gilat Board held a meeting at the offices of NBA & Co. in Tel Aviv, Israel, at which members of Gilat’s senior management and Gilat’s advisors were present, including representatives of NBA & Co., Quilty Analytics, BW and Jefferies. At the meeting, a representative of NBA & Co. discussed the key terms of the drafts of the Merger Agreement and Voting Agreement, including closing conditions and termination provisions. The Gilat Board further discussed the termination fee that would be payable upon certain termination events and the remaining open points. A representative of NBA & Co. further reviewed with the Gilat Board its fiduciary duties under Israeli law in connection with a potential sale of Gilat and related Israeli law matters. The Gilat Board was also updated on the commercial, financial, accounting and tax due diligence review performed on Comtech in connection with the transaction, including the meetings held in Melville, New York with Comtech management. Also at the meeting, Jefferies reviewed with the Gilat Board Jefferies’ preliminary financial analysis of Gilat and Comtech.
Also on January 23, 2020, the Comtech Board held a meeting, at which members of Comtech’s senior management and representatives of Proskauer and Goldman Sachs were present. At the meeting, representatives of Goldman Sachs presented an overview of the proposed transaction and its financial terms, a representative of Proskauer summarized certain key terms and open points in the Merger Agreement and Voting Agreement, and Mr. Porcelain provided an update on the status of the financing.
On January 27, 2020 and January 28, 2020, the Gilat Board held meetings, at which members of Gilat’s senior management and representatives of NBA & Co. and BW were present. Representatives of Jefferies also attended the meeting on January 27, 2020. During the meetings, the Gilat Board was updated on the status of the negotiations.
During the evening on January 28, 2020, the Comtech Board held a meeting, at which members of Comtech’s senior management and representatives of Proskauer and Goldman Sachs were present, to update the Comtech Board on the status of negotiations with Gilat regarding the Merger Agreement and to consider the approval of the proposed Merger Agreement. At the meeting, a representative of Proskauer summarized the key terms of the Merger Agreement and Voting Agreement for the Comtech Board, and representatives of Goldman Sachs gave an overview of the proposed transaction and discussed its financial terms. Following extensive discussions and deliberations, the Comtech Board unanimously approved the Merger Agreement and the Voting Agreement, as well as the financing commitment letter and the transactions contemplated thereby, including the Merger. In light of the closing stock price of Comtech Common Stock of  $37.10 per share on January 28, 2020, the proposed consideration payable in the Merger reflected an implied value of  $10.31 per Gilat Share as of such date.
In the early morning of January 29, 2020 (New York time), Comtech delivered to Gilat a copy of the draft financing commitment letter it received from a group of lenders led by Citi. Also on January 29, 2020, the Gilat Board held a meeting attended by Gilat’s senior management and representatives of NBA & Co., Jefferies and BW. The purpose of the meeting was to consider the final terms of the proposed Merger transaction with Comtech and to approve the Merger Agreement and related transactions. A representative of NBA & Co. discussed the key terms of the Merger Agreement and the Voting Agreement and highlighted the material changes since the Gilat Board’s previous discussions at its meetings on January 23, 2020, January 27, 2020 and January 28, 2020. Also at this meeting, Jefferies reviewed its financial analysis of the

Merger Consideration with the Gilat Board and rendered an oral opinion, confirmed by delivery of a written opinion dated January 29, 2020, to the Gilat Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the opinion, the Merger Consideration to be received by holders of Gilat Shares (other than, as applicable, Comtech, Merger Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following a discussion of the factors relevant to the transaction during the course of the Gilat Board meeting, all members of the Gilat Board unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement were advisable and fair to, and in the best interests of, Gilat and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Gilat to its creditors; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of Gilat approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement.
Later in the morning on January 29, 2020, Comtech delivered its executed financing commitment letter to Gilat and Gilat, Merger Sub and Comtech entered into the Merger Agreement. At approximately 7:00 a.m. (New York time) on January 29, 2020, Comtech and Gilat issued a joint press release announcing the transaction and the execution of the Merger Agreement.
Gilat’s Reasons for the Merger; Recommendation of the Gilat Board
At its meeting on January 29, 2020, the Gilat Board evaluated the terms of the Merger Proposal, including the terms and conditions of the Merger Agreement, and unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, Gilat and its shareholders, (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (iii) determined that no reasonable concern exists that Gilat, as the surviving company in the Merger, will be unable to fulfill its obligations to its creditors as a result of the Merger, (iv) directed Gilat’s management to call a General Meeting of shareholders and to take such other actions as are necessary to complete the Merger and (v) resolved to recommend that the Gilat shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and directed that such matters be submitted for consideration of the Gilat shareholders at the General Meeting.
In evaluating the Merger Agreement, including the Merger and the other transactions contemplated by the Merger Agreement, the Gilat Board consulted with Gilat’s management and legal, financial and other outside professional advisors and considered various information and factors in connection with the Merger, including the material factors described below. Among the information and material factors considered by the Gilat Board were the following (which are not listed in any relative order of importance):
Financial Condition; Prospects of Gilat
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Current and historical market prices for Gilat Shares and the fact that the Merger Consideration represents a premium compared with the trading prices of Gilat Shares.

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Gilat’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if Gilat were to remain an independent public company, and the potential impact of those factors on the trading price of Gilat Shares.

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The significant elements of Gilat’s business and operating strategy that will benefit from partnership with Comtech.

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The combined companies will:

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have an enhanced ability to compete in the rapidly changing global satellite connectivity market and enable Gilat to better take advantage of increased available opportunities in the competitive marketplace;

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have the ability to address the complete range of commercial and defense customer needs for advanced satellite communications technologies, by addressing all market segments, from high-volume, cost-sensitive applications to price-insensitive premium customer use cases;

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offer end-to-end solutions for key high-growth markets, including mobility (IFC, maritime) cellular backhaul, LEO/MEO deployment, enterprise and military Satcom; and

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have improved financial scale with benefits in supply chain and purchasing, in addition to customary corporate and public company cost savings.

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The Merger offers an opportunity to accelerate Gilat’s growth, by providing complementary businesses and significant resources, which is expected to enhance competitiveness and provide a larger share of opportunities that the dynamic satellite market offers.

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Comtech’s broad global reach together with Gilat’s established customer installed base offers a vastly expanded opportunity for selling a full range of current and future combined company solutions.

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Gilat will be able to take advantage of Comtech’s strong presence in the United States and access to the U.S. Army, Marines and Navy.

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The prospective risks to Gilat as a stand-alone public entity, including the risks and uncertainties with respect to:

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the competition Gilat faces from its competitors and potential competitors that are much larger than Gilat;

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the ongoing consolidation in Gilat’s industries;

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the importance of scale in a competitive market environment and the associated challenges to growth as a smaller stand-alone public entity;

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the recent indications and steps adopted by several mega companies, including Amazon, Apple and SpaceX, to enter the market of satellite communications;

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the drastic increase in the competitiveness in this environment that is expected due to the R&D capabilities and financial positioning of such entering mega companies;

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Gilat’s dependency on a very limited number of key customers; and

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other “Risk Factors” as set forth in Gilat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

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In light of the financial position of Gilat and Merger Sub, no reasonable concern exists that as a result of the Merger the surviving company will not be able to fulfill the obligations of Gilat to its creditors.

Strategic Alternatives
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The trends and competitive developments in Gilat’s industries and the range of strategic alternatives available to Gilat. These strategic alternatives included remaining a stand-alone company, being acquired by or pursuing a business combination with other companies.

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Based on the process undertaken by Gilat, with the assistance of its financial advisors, (i) the Gilat Board believed it was well-informed about the opportunities for acquisition and business combination transactions and how potential acquirers and strategic partners would likely value Gilat’s business in the context of an acquisition or business combination, and took this knowledge and experience into account in considering potential strategic alternatives available to Gilat, and (ii) Bradley Woods advised the Gilat Board that they did not know of any other buyer at that time that would pay more than the consideration offered in the contemplated transaction by Comtech.

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The fact that the Merger Consideration was more favorable to Gilat’s shareholders than the potential value that might result from other alternatives reasonably available to Gilat, including, but not limited to, acquisitions, dividends and the continued operation of Gilat on a stand-alone basis in light of a number of factors, including the risks and uncertainties associated with those alternatives.

Financial Terms; Financial Advisor Opinion; Certainty of Value
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Historical market prices, volatility and trading information with respect to Gilat Shares, including that the implied per share Merger Consideration of  $10.31 per share (based on the cash consideration of  $7.18 per share and, for the stock consideration, the exchange ratio of 0.08425 of a share of Comtech Common Stock for each outstanding Gilat Share and the closing price of Comtech Common Stock on January 28, 2020 of  $37.10 per share):

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represented a premium of 12.6% over the closing price of the Gilat Shares on Nasdaq on January 17, 2020 (the last trading day prior to the publication of market rumors relating to a possible acquisition of Gilat); and

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represented a premium of 21.4%, 26.2% and 22.3% over the 30 trading days, three months and one year, respectively, volume-weighted average closing prices of the Gilat Shares on Nasdaq prior to January 17, 2020.

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The Gilat Board’s belief that the Merger Consideration represents the highest consideration that Comtech was willing to pay and the highest per share value reasonably obtainable for Gilat’s shareholders, in each case, as of the date of the Merger Agreement, with the Gilat Board basing this belief on Gilat’s negotiations with Comtech and a number of factors, including the fact that this price represented an increase from the $9.34 per Gilat Share to $9.76 per Gilat Share price range initially offered by Comtech, Gilat’s understanding of Comtech’s available and potential cash resources and Comtech’s inability to issue more than 20% of its outstanding common stock without stockholder approval.

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The financial presentation and opinion, dated January 29, 2020, of Jefferies to the Gilat Board as to the fairness, from a financial point of view and as of such date, of the Merger Consideration to be received by holders of Gilat Shares (other than, as applicable, Comtech, Merger Sub and their respective affiliates) pursuant to the Merger Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the heading “— Opinion of Jefferies LLC.”

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The form of consideration to be paid in the Merger is approximately 70% in cash and the remainder in Nasdaq-listed Comtech Common Stock, which provides significantly better certainty of value and immediate liquidity to Gilat’s shareholders, especially when viewed against the risks and uncertainties inherent in Gilat’s business.

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The Gilat Board considered that the portion of the Merger Consideration to be paid in the Merger in shares of Comtech Common Stock provides Gilat’s shareholders with the opportunity to participate in any increase in value of Comtech or of the combined company following the Effective Time.

Fiduciary Out
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Subject to compliance with the Merger Agreement, the Gilat Board is permitted to participate in discussions or negotiations with, or provide non-public information to, any person in response to a bona fide unsolicited acquisition proposal for Gilat by such person, if the Gilat Board determines, based on the advice of its outside legal counsel, that such acquisition proposal constitutes or may constitute a superior proposal, and that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties.

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Gilat is permitted to terminate the Merger Agreement upon the failure of Gilat’s shareholders to approve the Merger Proposal, subject to compliance with the Merger Agreement, including, in specified cases, the payment of a termination fee of approximately $21,675,000 (or approximately 3.75% of the transaction value) upon the consummation of an alternative transaction, which amount the Gilat Board, based in part on advice from its legal advisors and its financial advisor Bradley Woods, believed is reasonable in light of, among other matters, the benefits of the Merger to Gilat’s shareholders, the typical size of such termination fees in similar transactions and the likelihood that a fee of such size would not be a meaningful deterrent to alternative acquisition proposals, as more fully described under “The Merger Agreement — Termination Fee.”

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Gilat Board’s belief, based in part on advice from its legal advisors and its financial advisor Bradley Woods, that such termination fee is reasonable, customary and would not deter any interested third party from making, or inhibit the Gilat Board from approving, an acquisition proposal that would constitute a superior proposal if such proposal were available and made in accordance with the terms and conditions of the Merger Agreement.

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The ability of the Gilat Board, under certain circumstances, to withhold or withdraw its recommendation that Gilat’s shareholders vote to approve the Merger.

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The Gilat Board considered that the Merger will result in detailed public disclosure and a substantial period prior to the convening of the General Meeting to consider the approval and adoption of the Merger Proposal during which a competing proposal could be brought forth.

Likelihood of Consummation
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The Merger Agreement reflects terms, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the Merger and the ability of the respective parties to terminate the Merger Agreement, that were the product of arm’s-length negotiations.

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The structure of the Merger as a statutory merger under the ICL which enables Gilat’s shareholders to receive the Merger Consideration in a relatively short time frame (and reduces the pendency and hence the uncertainty of the Merger).

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The approval of the stockholders of Comtech is not required for the consummation of the Merger.

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There are no third party (other than certain regulatory) consents that are conditions to the Merger.

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There are no financing conditions or related contingencies, and the debt financing commitment received by Comtech in connection with the Merger reduces the possibility that Comtech will be unable to pay the Merger Consideration.

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The identity of Comtech, which is a reputable strategic buyer, and Gilat Board’s assessment that Comtech would have adequate capital resources to pay the Merger Consideration.

Other Terms
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The structure of the Merger as a statutory merger under the ICL, which allows for an informed vote by Gilat’s shareholders on the merits of the Merger Proposal.

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The fact that approval of the Merger Proposal will require the affirmative vote of holders of at least a majority of the Gilat Shares present and voting on the Merger Proposal.

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The fact that the Gilat Board had engaged legal and financial advisors with significant experience in public company transactions to assist it in connection with the Merger, and that Gilat’s legal advisors and its financial advisor Bradley Woods were involved throughout the negotiations with Comtech and updated the Gilat Board and the Committee directly and regularly, which provided the Gilat Board with additional perspectives on the negotiations in addition to those of Gilat’s management.

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The fact that the members of the Gilat Board were unanimous in their determination to approve the Merger Agreement and the Merger.

Risks and Uncertainties
The Gilat Board also considered a number of uncertainties and risks in its deliberations concerning the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the following (which are not listed in any relative order of importance):
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Gilat’s current shareholders would have only a limited opportunity to participate in any possible growth and profits of Gilat following the completion of the Merger (through the Comtech Common Stock included in the Merger Consideration).

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The regulatory notifications and approvals required for completion of the Merger and the risk that the applicable governmental authorities may challenge or decide not to approve the Merger. The Gilat Board also considered the potential length of the regulatory approval process.

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The risk that the proposed Merger might not be completed, even if approved by Gilat’s shareholders, and the effect of the resulting public announcement of termination of the Merger Agreement on:

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The market price of Gilat Shares, which could be affected by many factors, including (i) the reason for the termination of the Merger Agreement and whether such termination results from factors adversely affecting Gilat, (ii) the possibility that the marketplace would consider Gilat to be an unattractive acquisition candidate and (iii) the possible sale of Gilat Shares by short-term investors following the announcement of termination of the Merger Agreement.

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Gilat’s operating results, particularly in light of the expenses incurred in connection with the Merger, including the potential requirement to pay a termination fee to Comtech.

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Erosion of employee confidence in Gilat and the ability to maintain, attract and retain key personnel.

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The reduction in the perceived value of Gilat.

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Erosion in relationships with customers, suppliers and others that do business with Gilat.

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The possible disruption to Gilat’s business that may result from the announcement of the Merger and the resulting distraction of the attention of Gilat’s management and employees and the impact of the Merger on Gilat’s customers, suppliers and others that do business with Gilat.

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The terms of the Merger Agreement, including (i) the operational restrictions imposed on Gilat between signing and closing (which may delay or prevent Gilat from undertaking business opportunities that may arise pending the completion of the Merger) and (ii) the termination fee that could become payable by Gilat under certain circumstances.

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The restriction on soliciting competing offers and the risk that some provisions of the Merger Agreement and related documents, including the termination fee that may be payable by Gilat, might have the effect of discouraging other persons potentially interested in acquiring Gilat from pursuing an acquisition of Gilat.

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The fact that the cash portion of the Merger Consideration would be taxable to Gilat’s shareholders and the stock portion of the Merger Consideration would be taxable to certain of Gilat’s shareholders. See “Material U.S. Federal Income Tax Consequences of the Merger” and “Material Israeli Tax Consequences of the Merger.”

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The risks described in “Risk Factors.”

The Gilat Board also considered that certain of Gilat’s directors and officers may have interests in connection with the Merger that may be different from or in addition to the interests of the Gilat shareholders in general. See “The Merger — Interests of Gilat Directors and Executive Officers in the Merger Proposal.”
After taking into account all of the factors set forth above, as well as others, the Gilat Board unanimously agreed that, overall, the potential benefits of the Merger to Gilat and its shareholders far outweigh the risks and uncertainties.
The foregoing discussion of the factors considered by the Gilat Board is not intended to be exhaustive, but rather includes the material factors considered by the Gilat Board. In view of the wide variety of factors considered by the Gilat Board in connection with its evaluation of the Merger and the complexity of these matters, the Gilat Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Gilat Board. Rather, the Gilat Board considered all of these factors as a whole and made its recommendation based on the totality of the information available to the Gilat Board, including discussions with, and questioning of, Gilat’s management and discussions with Gilat’s legal and financial advisors. In considering the factors discussed above, individual members of the Gilat Board may have given different weights to different factors and the factors are not presented in any order of priority.
The Gilat Board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. This explanation of Gilat Board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Special Note Regarding Forward-Looking Statements.”
The Gilat Board unanimously recommends that you vote “FOR” the Merger Proposal.
Comtech’s Reasons for the Merger
The Comtech Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. In evaluating the Merger, the Comtech Board consulted with Comtech’s management and its legal and financial advisors, and considered a number of substantive factors including, among other things, the following positive factors:
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the belief that the Merger will drive Comtech’s global market access by creating a world leader in the satellite industry with combined annual pro-forma sales approaching nearly $1 billion;

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the expectation that the Merger, excluding amortization of acquired intangibles, will be cash accretive to Comtech during the first twelve months after the closing of the Merger and may provide for additional opportunities for sales growth and further efficiencies during the second year after the closing;

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the belief that the Merger will strengthen Comtech’s position as a leading supplier of advanced communication solutions, well positioned to service the expanding need for ground infrastructure to support both existing and emerging satellite networks;

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the belief that the Merger will broaden Comtech’s leadership position in the rapidly growing in-flight connectivity and cellular backhaul markets which are expected to expand given the availability of lower-cost bandwidth and the adoption of satellite technologies into the 5G cellular backhaul ecosystem;

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the expectation that Comtech’s product portfolio will expand given the highly complementary nature of Gilat’s technologies, including Gilat’s high-performance TDMA-based satellite modems and its next generation solid-state amplifiers;

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the expectation that the Merger will increase Comtech’s ability to accelerate stockholder value creation by contributing to Comtech’s ongoing strategy to move toward higher margin solutions and by increasing customer diversification both geographically and by market;

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the belief that the Merger will offer increased liquidity for existing and new Comtech stockholders, as Comtech plans to pursue a dual listing on Nasdaq and TASE to become effective upon the Closing;

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the expectation that the Merger will bolster Comtech’s world-class research and development capabilities, enabling Comtech to offer customers more complete end-to-end technology solutions; and

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the commitment of both parties to complete the Merger pursuant to their respective obligations under the terms of the Merger Agreement, and the likelihood that the Gilat shareholder approval needed to complete the Merger will be obtained in a timely manner, which is supported in part by the voting agreements entered into by certain of Gilat’s shareholders, including Gilat’s directors and executive officers who beneficially own Gilat Shares, to vote in favor of the Merger and the transactions contemplated by the Merger Agreement.

In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Comtech Board considered the following additional factors as generally supporting its decision:
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the per share Merger Consideration, the fact that the stock portion of the per share Merger Consideration is fixed and the resulting percentage ownership interest that current Gilat shareholders would have in Comtech following the Merger;

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the terms and conditions of the Merger Agreement, including the conditions to the completion of the Merger, the circumstances under which the Merger Agreement could be terminated and the impact of such a termination, and the potential payment by Gilat in certain circumstances of a termination fee of  $21,675,000 to Comtech;

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historical information concerning Comtech’s and Gilat’s respective businesses, financial condition, results of operations, earnings, management and prospects on a stand-alone basis and forecasted combined basis;

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current financial market conditions;

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the availability of financing for the cash portion of the purchase price, including a financing commitment for a senior secured credit facility in an aggregate principal amount of  $800 million;

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the results of the due diligence review of Gilat’s businesses and operations;

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the financial analyses and presentations of Comtech’s financial advisors; and

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the likelihood that the Merger would be completed in light of, among other things, the conditions to the Merger and the efforts required to obtain regulatory approvals.

The Comtech Board also identified and considered certain potentially negative factors in its deliberations to be balanced against the positive factors, including:
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the risk that, because the stock consideration under the Merger Agreement would not be adjusted for changes in the market price of Comtech Common Stock, the value of the per share Merger Consideration to be paid to Gilat shareholders upon the consummation of the Merger could be significantly more than the value of the per share Merger Consideration immediately prior to the announcement of the Merger;

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the adverse impact that business uncertainty pending the closing of the Merger could have on Comtech’s ability to attract, retain and motivate key personnel until the closing of the Merger and thereafter;

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the risk that the anticipated benefits of the Merger will not be realized in full or in part, including the risks that expected synergies will not be achieved or not achieved within the expected timeframe;

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the risk that while Comtech performed due diligence on Gilat and its business, the scope of that due diligence was limited and there may be aspects of Gilat or its business of which Comtech is not aware;

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the fact that Comtech has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether the Merger is completed;

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the difficulties and management challenges inherent in completing the Merger and integrating the businesses, operations, workforce and culture of Gilat with those of Comtech;

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the risk that the incremental debt to be incurred in connection with the financing of the Merger will reduce Comtech’s financial flexibility;

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execution risk, including the risk of diverting the management of Comtech’s focus and resources from other strategic opportunities and from operational matters while working to implement the Merger, and other potential disruption associated with combining the companies, and the potential effects of such diversion and disruption on the businesses and customer relationships of Comtech and Gilat;

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the risk that the Merger may not be consummated despite the parties’ efforts or that the closing of the transactions may be unduly delayed; and

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the risks associated with the Merger, the combined company following the Merger, Comtech’s business and Gilat’s business described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

After consideration of these factors, the Comtech Board determined that, overall, the potential benefits of the Merger outweighed the potential risks. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Comtech Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. In addition, individual members of the Comtech Board may have given differing weights to different factors. The Comtech Board conducted an overall analysis of the factors described above, including through discussions with, and inquiry of, Comtech’s management and outside legal and financial advisors regarding certain of the matters described above. It should be noted that this explanation of the reasoning of the Comtech Board and certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”
Financing of the Merger
Comtech expects to fund the acquisition of Gilat and related transaction costs through the use of unrestricted cash and cash equivalents on hand at Closing and drawing on a new credit facility. In connection with the execution of the Merger Agreement, Comtech obtained a debt commitment letter from Citibank, N.A., Manufacturers and Traders Trust Company, Santander Bank, N.A., BMO Harris Bank, N.A. and BMO Capital Markets Corp., Regions Bank, Israel Discount Bank of New York and Goldman Sachs Bank USA (collectively, the “Commitment Parties”), pursuant to which, among other things, the Commitment Parties have committed to provide Comtech with a senior secured credit facility in an aggregate principal amount of  $800,000,000 to finance, in part, the acquisition of Gilat. Comtech expects to finalize the terms of the new credit facility closer to Closing.
Opinion of Jefferies LLC
Gilat retained Jefferies to provide certain financial advisory services to the Gilat Board in connection with the Merger. In connection with this engagement, the Gilat Board requested that Jefferies evaluate the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Gilat Shares (other than, as applicable, Comtech, Merger Sub and their respective affiliates) pursuant to the Merger Agreement. At a meeting of the Gilat Board held on January 29, 2020 to evaluate the Merger, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated January 29, 2020, to the Gilat Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Merger Consideration to be received by holders of Gilat Shares (other than, as applicable, Comtech, Merger Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Jefferies’ opinion, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex B to this proxy statement/prospectus statement and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Gilat Board (in its capacity as such) in its evaluation of the Merger Consideration from a financial point of view and did not address any other aspect of the Merger or any other matter. Jefferies’ opinion did not address the relative merits of the Merger or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Gilat, nor did it address the underlying business decision by Gilat to engage in the Merger. Jefferies’ opinion did not constitute a recommendation as to how the Gilat Board, and does not constitute a recommendation as to how any securityholder, should vote or act with respect to the Merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.
In arriving at its opinion, Jefferies, among other things:
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reviewed an execution version, provided to Jefferies on January 29, 2020, of the Merger Agreement;

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reviewed certain publicly available financial and other information regarding Gilat and Comtech;

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reviewed certain information furnished by the respective managements of Gilat and Comtech relating to the businesses, operations and prospects of Gilat and Comtech, including (a) certain financial forecasts and estimates relating to Gilat provided to or discussed with Jefferies by the management of Gilat under a “base case” and an “upside case” and discussed with the management of Gilat its assessments as to the relative likelihood of achieving the future financial results reflected in such cases, and (b) certain financial forecasts and estimates relating to Comtech provided to or discussed with Jefferies by the management of Comtech;
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held discussions with members of the senior managements of Gilat and Comtech regarding the businesses, operations and prospects of Gilat and Comtech and the other matters described in the second and third bullets immediately above;

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reviewed the share trading price history and implied trading multiples for Gilat and Comtech and compared them with those of certain publicly traded companies that Jefferies deemed relevant in evaluating Gilat and Comtech;

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compared the financial terms of the Merger with publicly available financial terms of certain other transactions that Jefferies deemed relevant in evaluating the Merger; and

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conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Gilat and Comtech or that was publicly available to Jefferies (including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the managements and other representatives of Gilat and Comtech that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not make or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of Gilat, Comtech or any other entity and Jefferies assumed no responsibility to obtain or conduct any such evaluations, appraisals or physical inspections. Jefferies’ analyses and opinion also did not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, investigations or other proceedings to which Gilat, Comtech or any of their respective affiliates are or in the future may be a party or subject.
With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the financial forecasts and estimates relating to Gilat that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Gilat as to, and were an appropriate basis upon which to evaluate, the future financial performance of Gilat and the other matters covered thereby under the alternative cases reflected therein. Jefferies also was advised, and Jefferies assumed, that the financial forecasts and estimates relating to Comtech that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Comtech as to, and were an appropriate basis upon which to evaluate, the future financial performance of Comtech and the other matters covered thereby. Jefferies expressed no opinion as to any financial forecasts or estimates or the assumptions on which they were based.
Jefferies relied upon the assessments of the management of Gilat as to, among other things, (i) the potential impact on Gilat and Comtech of market, competitive, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the communications technology and services industries and the geographic regions in which Gilat and Comtech operate, (ii) Gilat’s and Comtech’s existing and future technology, intellectual property, licenses and products, including the validity and associated risks thereof and the timing and successful development of, and use for, such technology and products, (iii) Gilat’s and Comtech’s existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, suppliers and other commercial relationships, and (iv) the ability of Comtech to integrate the businesses of Gilat and Comtech. Jefferies assumed that there would not be any developments with respect to any such matters that would have an adverse effect on Gilat, Comtech or the Merger or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing, and which could be evaluated, as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. As the Gilat Board was aware, the credit, financial and stock markets, the industries in which Gilat and Comtech operate and the securities of Gilat and Comtech have experienced and may continue to experience volatility and Jefferies expressed no view or opinion as to any potential effects of such volatility on Gilat, Comtech or the Merger.
Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Gilat, Comtech or the Merger and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to Gilat and/or the Gilat Board, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Gilat, Comtech or the Merger and legal, regulatory, accounting and tax consequences to Gilat, Comtech or their respective securityholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. Jefferies assumed that the Merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Merger, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on Gilat, Comtech or the Merger or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion. Jefferies also assumed that the final Merger Agreement, when signed by the parties thereto, would not differ from the execution version reviewed by Jefferies in any respect meaningful to Jefferies’ analyses or opinion.
In connection with its engagement, Jefferies was not requested to, and Jefferies did not, participate in the negotiation or structuring of the Merger, nor was Jefferies requested to, and Jefferies did not, solicit third-party indications of interest in the acquisition of all or a part of Gilat or any alternative transaction. Jefferies’ opinion did not address the relative merits of the Merger or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Gilat, nor did it address the underlying business decision by Gilat to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Merger Consideration or the Merger or any term, aspect or implication of any voting agreement or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Merger or otherwise. Jefferies’ opinion was limited to the fairness, from a financial point of view, of the Merger Consideration to holders of Gilat Shares (to the extent expressly specified in such opinion) without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of Gilat held by such holders, and Jefferies’ opinion did not in any way address proportionate allocation or relative fairness. In addition, Jefferies was not asked to, and Jefferies’ opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of Gilat, Comtech or any other party. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Merger Consideration or otherwise. Jefferies also expressed no view or opinion as to the actual value of Comtech Common Stock when issued in the Merger or the prices at which shares of Comtech Common Stock, Gilat Shares or any other securities may trade or otherwise be transferable at any time, including following the announcement or consummation of the Merger. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness committee.
In connection with rendering its opinion to the Gilat Board, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to Gilat, Comtech or the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.
Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.
The estimates of the future performance of Gilat and Comtech in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Gilat and Comtech. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of Gilat, Comtech or their respective businesses or securities.
The Merger Consideration was determined through negotiations between Gilat and Comtech, and the decision of Gilat to enter into the Merger Agreement was solely that of the Gilat Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Gilat Board in its evaluation of the Merger Consideration and should not be viewed as determinative of the views of the Gilat Board or Gilat management with respect to the Merger or the consideration payable in the Merger or whether the Gilat Board would have been willing to agree to different consideration in the Merger.
Financial Analyses
The summary of the financial analyses described under “— Financial Analyses” is a summary of the material financial analyses reviewed with the Gilat Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. For purposes of the financial analyses described below, the term “implied per share Merger Consideration” means an implied value of  $10.31 per share based on the cash consideration of  $7.18 per share and, for the stock consideration, the exchange ratio of 0.08425 of a share of Comtech Common Stock for each outstanding Gilat Share and the closing price of Comtech Common Stock on January 28, 2020 of  $37.10 per share.
Gilat Financial Analyses
Selected Public Companies Analysis.   Jefferies reviewed publicly available financial, stock market and operating information relating to Gilat and the following four selected publicly traded companies in North America, Western Europe or Israel in the communications hardware and services industries that Jefferies considered generally relevant for purposes of an analysis of Gilat, collectively referred to as the “Gilat selected companies:”
•
CalAmp Corp.

•
Comtech

•
KVH Industries, Inc.

•
ORBCOMM Inc.

Jefferies reviewed, among other information, enterprise values, calculated as fully diluted equity values based on closing stock prices on January 28, 2020 plus total debt and non-controlling interests less cash (including restricted cash) and cash equivalents, as applicable, as a multiple of calendar year 2020 and calendar year 2021 estimated earnings before interest, taxes, depreciation and amortization, adjusted for one-time and non-recurring items, referred to as adjusted EBITDA. Financial data of the Gilat selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information and calendarized or utilizing fiscal year information (as applicable). Financial data of Gilat was based both on the base case and upside case estimates of Gilat’s management.
The overall low to high calendar year 2020 and calendar year 2021 estimated adjusted EBITDA multiples observed for the Gilat selected companies were 7.3x to 15.3x (with a median of 9.7x) and 6.9x to 9.8x (with a median of 8.5x), respectively. Jefferies then applied selected ranges of calendar year 2020 and calendar year 2021 estimated adjusted EBITDA multiples of 9.0x to 11.0x and 7.5x to 9.5x, respectively, derived from the Gilat selected companies to corresponding data of Gilat based both on the base case and upside case estimates of Gilat’s management (there was no difference between Gilat management’s base case and upside case for Gilat’s calendar year 2020 estimated adjusted EBITDA). This analysis indicated the following approximate implied per share equity value reference ranges for Gilat, as compared to the implied per share Merger Consideration:
Implied Per Share Equity Value Reference Ranges Based On:			Implied Per Share Merger Consideration
Base Case and Upside Case CY2020E Adjusted EBITDA	Base Case CY2021E Adjusted EBITDA	Upside Case CY2021E Adjusted EBITDA
$9.05 – $10.65	$7.99 – $9.64	$8.80 – $10.66	$10.31
Selected Precedent Transactions Analysis.   Jefferies reviewed, among other things, financial information for the following 12 selected transactions with targets in the communications and satellites industry that Jefferies considered generally relevant for purposes of analysis, collectively referred to as the “selected transactions:”
Announced	Acquiror	Target
July 2019	• Parsons Corporation	• QRC, LLC
June 2019	• Insight Enterprises, Inc.	• PCM, Inc.
March 2019	• Singapore Technologies Engineering (Europe) Ltd	• Newtec Group NV
April 2018	• Affiliates of Searchlight Capital Partners, L.P.	• Mitel Networks Corporation
December 2017	• Mercury Systems, Inc.	• Themis Computer
December 2017	• TTM Technologies, Inc.	• Anaren, Inc.
July 2017	• Mitel US Holdings, Inc.	• ShoreTel, Inc.
July 2017	• Speedcast International Limited	• UltiSat, Inc.
March 2017	• The KEYW Corporation	• Sotera Defense Solutions, Inc.
December 2016	• Teledyne Technologies Incorporated	• e2v technologies plc
February 2016	• J.F. Lehman & Company	• API Technologies Corp.
June 2015	• Ultra Electronics Holdings plc	• Kratos Defense & Security Solutions, Inc. (electronic products division)
Jefferies reviewed transaction values of the selected transactions, calculated as the consideration paid or proposed to be paid in the selected transactions, as a multiple of the target companies’ or division’s last 12 months adjusted EBITDA as reported prior to or as of the applicable announcement dates of such transactions. Financial data of the selected transactions and Gilat were based on public filings and other publicly available information.

The overall low to high last 12 months adjusted EBITDA multiples observed for the selected transactions were 9.4x to 50.9x (with a median of 13.0x). Jefferies then applied a selected range of last 12 months adjusted EBITDA multiples derived from the selected transactions of 12.0x to 14.0x to Gilat’s last 12 months adjusted EBITDA as of September 30, 2019. This analysis indicated the following approximate implied per share equity value reference range for Gilat, as compared to the implied per share Merger Consideration:
Implied Per Share Equity Value Reference Range	Implied Per Share Merger Consideration
$9.71 – $11.02	$10.31
Discounted Cash Flow Analysis.   Jefferies performed a discounted cash flow analysis of Gilat by calculating the estimated present value of the stand-alone unlevered, after-tax free cash flows that Gilat was forecasted to generate during the fiscal years ending December 31, 2020 through December 31, 2024 based both on the base case and upside case estimates of Gilat’s management and both before and after taking into account the present value (as of December 31, 2019) of net operating loss carryforwards expected by Gilat management to be utilized during the forecast period assuming no limitations to such utilization were applicable. For purposes of this analysis, stock-based compensation was treated as a cash expense. Implied terminal values of Gilat were derived by applying to Gilat’s terminal year unlevered after-tax free cash flows a selected range of perpetuity growth rates of 1.5% to 2.5%. The present values (as of December 31, 2019) of the cash flows and terminal values were then calculated using a selected discount rate range of 8.0% to 9.0%. This analysis indicated the following approximate implied per share equity value reference ranges for Gilat, as compared to the implied per share Merger Consideration:
Implied Per Share Equity Value Reference Ranges Based On:				Implied Per Share Merger Consideration
Base Case		Upside Case
Without NOLs	With NOLs	Without NOLs	With NOLs
$8.53 – $10.85	$8.76 – $11.08	$13.77 – $18.04	$14.01 – $18.28	$10.31
Comtech Financial Analysis
Selected Public Companies Analysis.   Jefferies reviewed publicly available financial, stock market and operating information of Comtech and the following seven selected publicly traded companies in North America, Western Europe or Israel in the communications hardware and services industries that Jefferies considered generally relevant for purposes of an analysis of Comtech, collectively referred to as the “Comtech selected companies:”
•
Cubic Corporation

•
Gilat

•
Kratos Defense & Security Solutions, Inc.

•
KVH Industries, Inc.

•
ORBCOMM Inc.

•
Ultra Electronics Holdings plc

•
Viasat, Inc.

Jefferies reviewed, among other information and to the extent available, enterprise values, calculated as fully diluted equity values based on closing stock prices on January 28, 2020 plus total debt and non-controlling interests less cash and cash equivalents (as applicable), as a multiple of calendar year 2020 and calendar year 2021 estimated adjusted EBITDA. Financial data of the Comtech selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information and calendarized or utilizing fiscal year information (as applicable). Financial data of Comtech was based on publicly available research analysts’ estimates, public filings, other publicly available information and estimates of Comtech’s management and calendarized for comparative purposes.
The overall low to high calendar year 2020 and calendar year 2021 estimated adjusted EBITDA multiples observed for the Comtech selected companies were 7.3x to 24.6x (with a median of 13.0x) and 6.9x to 20.1x (with a median of 9.0x), respectively. Jefferies noted that, based on estimates of Comtech’s management, the calendar year 2020 and calendar year 2021 estimated adjusted EBITDA multiples observed for Comtech were 10.6x and 10.0x, respectively, and, based on publicly available research analysts’ estimates, the calendar year 2020 estimated adjusted EBITDA multiple observed for Comtech was 10.2x (publicly available research analysts’ estimates for Comtech were not available for calendar year 2021).
Certain Additional Information
Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including the following:
•
the historical trading performance of Gilat Shares and Comtech Common Stock during the 52-week period ended January 28, 2020, which indicated low and high closing prices for Gilat Shares during such 52-week period of  $7.36 per share and $10.29 per share, respectively, and low and high closing prices for Comtech Common Stock during such 52-week period of  $21.15 per share and $37.79 per share, respectively;

•
publicly available research analysts’ stock price targets for Gilat Shares and Comtech Common Stock, which indicated a share price target for Gilat Shares of  $10.50 per share and a stock price target range for Comtech Common Stock of  $35.00 to $44.00 per share; and

•
implied premiums paid or proposed to be paid in selected mergers and acquisition transactions announced from January 1, 2017 through January 28, 2020 involving publicly traded North American, Western European and Israeli target companies in the technology and communications industry with equity values of approximately $250 million to $1.0 billion based on the closing stock prices of the target companies involved in such transactions one trading day and 20 trading days prior to public announcement of such transactions; applying the implied premiums derived from the overall 25th and 75th percentiles of the one-day premiums observed from such transactions to the closing price of Gilat Shares on January 17, 2020 (the last trading day prior to market speculation regarding a possible acquisition of Gilat) of  $9.15 per share and the implied premiums derived from the overall 25th and 75th percentiles of the 20-day premiums observed from such transactions to the closing price of Gilat Shares on December 19, 2019 (20 trading days prior to market speculation regarding a possible acquisition of Gilat) of  $7.62 per share resulted in an overall approximate implied equity value reference range for Gilat of  $9.76 to $13.67 per share.

Miscellaneous
Gilat has agreed to pay Jefferies for its financial advisory services with respect to its opinion to the Gilat Board a fee of  $1.25 million, which was payable upon delivery of Jefferies’ opinion to the Gilat Board. In addition, Gilat agreed to reimburse Jefferies for certain expenses incurred in connection with Jefferies’ engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising from Jefferies’ engagement.
As the Gilat Board was aware, although Jefferies and its affiliates did not provide financial advisory or financing services to Gilat unrelated to the Merger or to Comtech during the two-year period prior to the date of Jefferies’ opinion for which Jefferies and its affiliates received compensation, Jefferies and its affiliates may in the future provide such services to Gilat, Comtech and/or their respective affiliates, for which services Jefferies and its affiliates would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities or financial instruments (including loans and other obligations) of Gilat, Comtech and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.
Jefferies was selected as a financial advisor to the Gilat Board in connection with the Merger because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its familiarity with Gilat’s and Comtech’s businesses and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Certain Unaudited Projections of Gilat
Gilat historically has publicly made available its management objectives for the current fiscal year, but has been cautious of issuing management objectives or making forecasts or projections for longer periods given the unpredictability of the underlying assumptions and estimates and lack of long-term visibility. However, in connection with the Merger, Gilat’s management prepared projections regarding Gilat’s future operations for the calendar years 2020 through 2024 (the “Gilat Management Projections”). The Gilat Management Projections consist of  (i) the 2020 budget prepared by Gilat’s management which serve as the base case projections for 2020 and a base case assumption regarding year-over-year revenue growth in calendar years 2021 through 2024, and (ii) the upside case projections that were prepared by Gilat’s management to reflect more optimistic assumptions regarding year-over-year revenue growth in calendar years 2021 through 2024, as well as numerous other variables and assumptions.
The financial information concerning Gilat’s forecast set forth below is included in this proxy statement/prospectus only because it was made available by Gilat’s management to the Gilat Board for the purpose of evaluating the Merger, to Gilat’s financial advisor, Jefferies, for its use and reliance in connection with its financial analyses and opinion to the Gilat Board as described in the section “Opinion of Jefferies LLC,” and to Comtech and its advisors in connection with their review of Gilat, and such information may not be appropriate for other purposes.
At the time of preparation, the Gilat Management Projections did not reflect Gilat’s normal quarterly or annual review procedures. There was not any assurance (and there remains no assurance) that the actual final results of the relevant periods would not differ from the estimates of the Gilat Management Projections, and any such differences could be material. While presented with numerical specificity, the Gilat Management Projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Gilat’s business, all of which are inherently subjective, uncertain and difficult to predict and many of which are beyond Gilat’s control. As such, the Gilat Management Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted, including risks and uncertainties relating to Gilat’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in this proxy statement/prospectus and in Gilat’s periodic reports incorporated by reference to this proxy statement/prospectus. In particular, following the date the Gilat Management Projections were prepared and Gilat entered into the Merger Agreement, there has been an outbreak and global spread of the coronavirus pandemic. As a result, during the first quarter of 2020, Gilat has experienced a significant reduction in its business and expects to record a loss for the first quarter of 2020, and Gilat is unable at this time to estimate the extent of the effect of coronavirus on its business. The effects of coronavirus on Gilat’s business were not taken into account by Gilat when preparing the Gilat Management Projections prior to entering into the Merger Agreement and may further impact the likelihood that the projected results set forth in the Gilat Management Projections will be realized. Please see the sections entitled “Special Note Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The Gilat Management Projections also reflect numerous variables, expectations and assumptions available at the time that they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Gilat Management Projections.
There can be no assurance that the projected results will be realized or that actual results will not be significantly different than projected. Gilat’s ability to forecast its results has been limited and historically Gilat has had to revise its public guidance on management objectives from time to time. Accordingly, the inclusion of a summary of the Gilat Management Projections in this proxy statement/prospectus should not be regarded as an indication that any of Gilat, Comtech or their respective officers, directors, employees, affiliates, advisors or representatives considered the Gilat Management Projections to be necessarily achievable or predictive of any actual future events, and the Gilat Management Projections should not be relied upon as such nor should the information contained in the Gilat Management Projections be considered appropriate for other purposes. None of Gilat, Comtech or their respective officers, directors, employees, affiliates, advisors or representatives can give you any assurance that actual results will not differ materially from the Gilat Management Projections, and Gilat does not undertake any obligation to update or otherwise revise or reconcile the Gilat Management Projections to reflect circumstances existing after the date the Gilat Management Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be inappropriate. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. None of Gilat or its officers, directors, employees, affiliates, advisors, or representatives has made or makes any representation to any shareholder or other person regarding Gilat’s ultimate performance compared to the information contained in the Gilat Management Projections or that the forecasted results will be achieved. Gilat has made no representation to Comtech, in the Merger Agreement or otherwise, concerning the Gilat Management Projections.
The Gilat Management Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Merger. The Gilat Management Projections do not take into account the effect of any failure to occur of the Merger and should not be viewed in that context.
The Gilat Management Projections were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information but, in the view of Gilat’s management, were prepared on a reasonable basis. The Gilat Management Projections were prepared by, and are the responsibility of, Gilat’s management. Neither Gilat’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, examined, compiled or applied agreed upon procedures with respect to the following Gilat Management Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Gilat Management Projections. This information is not fact and should not be relied upon as being necessarily indicative of actual future results, and readers of this document are urged not to place undue reliance on the prospective financial information set forth below. The report of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, incorporated by reference in this proxy statement/prospectus relates to Gilat’s previously issued financial statements. It does not extend to the Gilat Management Projections and should not be read to do so. Gilat urges all shareholders to review Gilat’s most recent filings with the SEC for a description of Gilat’s reported financial results. Please see the section entitled “Where You Can Find Additional Information.”
The inclusion of the Gilat Management Projections is not deemed an admission or representation by Gilat that the Gilat Management Projections are viewed by Gilat as material information of Gilat or the Surviving Company. The Gilat Management Projections are not included in this proxy statement/prospectus in order to induce any Gilat shareholder to approve the Merger Proposal.
GILAT DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE GILAT MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE INAPPROPRIATE, OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.
Subject to the foregoing qualifications, the following is a summary of the Gilat Management Projections:
Gilat Management Base Case Projections.
(in millions)	2020E	2021E	2022E	2023E	2024E
Revenues	$302.2	$313.7	$321.0	$320.6	$332.2
Adjusted EBITDA(1)	$46.0	$47.2	$49.2	$50.9	$52.3
Unlevered Free Cash Flow(2)	$1.6	$34.3	$21.2	$25.6	$24.3

(1)
Adjusted EBITDA is defined as Gilat’s GAAP operating income excluding the effect of non-cash stock based compensation, depreciation and amortization costs, including lease incentive amortization,

trade secrets and other litigation expenses or income, re-organization costs, expenses for tax contingencies to be paid under an amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses.
(2)
Unlevered Free Cash Flow is defined as Gilat’s tax-affected Adjusted EBITDA, subtracting stock-based compensation, adjusting for changes in net working capital and subtracting capital expenditures.

Gilat Management Upside Case Projections.
(in millions)	2020E	2021E	2022E	2023E	2024E
Revenues	$302.2	$330.4	$346.9	$362.8	$387.2
Adjusted EBITDA(1)	$46.0	$53.3	$67.9	$79.4	$88.8
Unlevered Free Cash Flow(2)	$1.6	$33.8	$36.3	$47.6	$48.3

(1)
Adjusted EBITDA is defined as Gilat’s GAAP operating income excluding the effect of non-cash stock based compensation, depreciation and amortization costs, including lease incentive amortization, trade secrets and other litigation expenses or income, re-organization costs, expenses for tax contingencies to be paid under an amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses.

(2)
Unlevered Free Cash Flow is defined as Gilat’s tax-affected Adjusted EBITDA, subtracting stock-based compensation, adjusting for changes in net working capital and subtracting capital expenditures.

The measures above are not measures of financial performance under GAAP and should not be considered as alternatives to net income (loss), operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. Gilat's computations of these measures may differ from similarly titled measures used by others.
Interests of Gilat Directors and Executive Officers in the Merger
In considering the recommendation of the Gilat Board with respect to the Merger Proposal, you should be aware that Gilat’s directors and executive officers have interests in the Merger Proposal that may be different from or in addition to the interests of the Gilat shareholders in general. The Gilat Board was aware of these different or additional interests in determining to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend to the Gilat shareholders that they vote in favor of the Merger Proposal.
Gilat Share Options
As of the Effective Time, each option to acquire Gilat Shares that is outstanding as of immediately prior to the Effective Time, that is vested or that will become vested by virtue of the Merger, will be cancelled and converted into the right to receive the Merger Consideration with respect to the number of net shares subject to such option, less applicable tax withholding. For this purpose, “net share” means, with respect to an option, the quotient of  (i) the product of  (A) the excess, if any, of the value of the Merger Consideration (calculated as specified in the Merger Agreement) over the exercise price or purchase price per Gilat Share (as applicable) subject to such option, multiplied by (B) the number of Gilat Shares subject to such option, divided by (ii) the value of the Merger Consideration.
As of the Effective Time, the Converted Options will be assumed by Comtech and converted into a number of Substituted RSUs equal in value on the date of grant (based on the Parent Average Trading Price) to the product of  (A) the number of Gilat Shares underlying such option and (B) an amount equal to (x) the cash value of the Merger Consideration (with the cash value of the Comtech Common Stock portion of the Merger Consideration calculated based on the Parent Average Trading Price), less (y) the per share exercise price of such option. The Substituted RSUs shall be subject to vesting in accordance with the same vesting schedule as was applicable to the Converted Options prior to the Effective Time.
As of March 30, 2020, the directors and executive officers of Gilat (16 individuals) hold an aggregate of options to purchase 2,093,897 Gilat Shares (the “Gilat Options”), with a weighted average exercise price of  $6.69, of which (i) options to purchase 1,081,398 Gilat Shares are currently vested or scheduled to vest by June 30, 2020, (ii) options to purchase 617,499 Gilat Shares held by 6 executive officers of Gilat (including options to purchase 550,000 Gilat Shares held by Yona Ovadia, Gilat’s Chief Executive Officer, and options to purchase 52,500 Gilat Shares held by Adi Sfadia, Gilat’s Chief Financial Officer) will become vested at the Effective Time by virtue of the Merger in accordance with the original terms of such option award agreements and Gilat’s 2008 Share Incentive Plan, and (iii) options to purchase 395,000 Gilat Shares will remain unvested at the Effective Time.
Transaction Bonuses — Executive Officers
In connection with the Merger, the Gilat Board, following the approval and recommendation of the Compensation Committee, has elected to pay (i) a transaction bonus of  $1,000,000 to Yona Ovadia, Gilat’s Chief Executive Officer, payable over a 12 month period following the Effective Time, subject to compliance with certain terms and conditions, and (ii) a transaction bonus of  $500,000 to Adi Sfadia, Gilat’s Chief Financial Officer, payable immediately prior to the Effective Time. In accordance with Israeli law, the transaction bonuses payable to Messrs. Ovadia and Sfadia, are also being submitted to the approval of the Gilat shareholders, as set forth in Proposals 3 and 4 of the proxy statement/prospectus.
Amendment to 2019 Annual Bonus Payment Schedule — Executive Officers
In connection with the Merger, the Gilat Board, following the approval and recommendation of the Compensation Committee, has elected to amend the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors. Pursuant to the existing policy, the payment of between 20% and 30% of the annual bonus payable to each executive officer is deferred to the following year and is payable subject to the executive remaining employed by Gilat or its subsidiary during the deferral year and Gilat complying with certain financial metrics. Pursuant to the proposed amendment, in the event Gilat is acquired during a bonus year or during a bonus deferral period, the deferred bonus amount shall become payable at the time of payment of the annual bonus or the time the acquisition is consummated, as applicable. In accordance with Israeli law, such amendment is also being submitted to the approval of the Gilat shareholders, as set forth in Proposal 5 of the proxy statement/prospectus.
Indemnification and D&O Insurance Arrangements
Pursuant to the Merger Agreement, Comtech has agreed, for a period of seven years after the Effective Time, to cause the surviving company in the Merger to honor all existing indemnification agreements with Gilat’s directors and officers, and to maintain provisions in its organizational documents with respect to director and officer indemnification, exculpation and expense advancement provisions that are at least as favorable as those existing immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time.
Finally, at any time prior to the Effective Time, Gilat has the right to purchase a seven-year “tail” endorsement to the current directors’ and officers’ liability insurance policies with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under Gilat’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance. This D&O insurance arrangement shall not detract from any existing (or prior) insurance policy of Gilat, including, without limitation, Gilat’s existing (or prior) directors’ and officers’ liability insurance policies. In accordance with Israeli law, the purchase of the “tail” endorsement is being submitted to the approval of the Gilat shareholders, as set forth in Proposal 2 of the proxy statement/prospectus.
For more details on the indemnification and insurance arrangements for Gilat’s directors and officers, see “The Merger Agreement — Directors’ and Officers’ Indemnification and Insurance.”
Employee Compensation and Benefits
Under the Merger Agreement, Comtech has undertaken that for one year following the Effective Time, it will cause the surviving company (i) to provide each continuing employee of Gilat in the U.S. (A) an annual salary, (B) cash incentive compensation opportunities and (C) employee benefits (excluding equity or equity-based compensation or incentive opportunities), in each case, that are substantially comparable in the aggregate to those provided by Comtech or its affiliates to its similarly situated employees in the same or comparable geographical locations, and (ii) to provide each continuing employee of Gilat in other jurisdictions, including Israel, (A) an annual salary, and (B) cash incentive compensation, in each case, at least equal to those provided by Gilat to such employee before the Effective Time, and (C) employee benefits (excluding equity or equity-based compensation or incentive opportunities) that are substantially comparable in the aggregate to those provided by Gilat to such employee before the Effective Time.
Treatment of Gilat Options
On the terms and subject to the conditions of the Merger Agreement, at the Effective Time, all Cancelled Options will be cancelled and converted into the right to receive the Option Consideration. The holder of each Cancelled Option that is not a Gilat 102 Option will receive at the Effective Time from Gilat, or as soon as practicable thereafter (but in no event later than Gilat’s first full payroll after the Effective Time) from the Surviving Company, the Option Consideration. If the exercise price per share of any such Cancelled Option is equal to or greater than the Merger Consideration, such option will, by direction of Comtech, be cancelled without any payment being made in respect thereof. The holder of each Cancelled Option that is a Gilat 102 Option or that is otherwise held by the 102 Trustee will receive the Option Consideration through the 102 Trustee.
All Converted Options will be assumed by Comtech and converted into a number of Substituted RSUs equal in value on the date of grant (based on the Parent Average Trading Price, as defined in the Merger Agreement) to the product of  (A) the number of Gilat Shares underlying such option and (B) an amount equal to (x) the cash value of the Merger Consideration (with the cash value of the Comtech Common Stock portion of the Merger Consideration calculated based on the Parent Average Trading Price), less (y) the per share exercise price of such option. The Substituted RSUs will be subject to vesting in accordance with the same vesting schedule as was applicable to the Converted Options prior to the Effective Time.
Notwithstanding the two paragraphs above, Comtech may, prior to the Effective Time, determine reasonably and in good faith, subject to the consent of Gilat, which will not be unreasonably withheld, conditioned or delayed, that any Gilat Options that is subject to the applicable laws of a non-U.S. or non-Israeli jurisdiction may be treated in a different manner, to the extent that (i) Comtech and Gilat reasonably and in good faith determine that (A) the manner in which such Gilat Options would otherwise be treated pursuant to the above paragraphs would result in a violation of applicable laws or a materially adverse tax consequence to the individual holding such Gilat Options in the applicable non-U.S. or non-Israeli jurisdiction and (B) such different treatment is necessary to comply with such applicable laws; and (ii) such different treatment is, to the maximum extent practicable, consistent with the paragraphs above regarding the treatment of Gilat Options. Comtech and Gilat will agree at least ten days prior to the Effective Time to the treatment of any Gilat Options that will be treated in a manner other than as described in the paragraphs above.
Promptly after the Effective Time (but in no event later than ten business days following the Effective Time), Comtech will prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Comtech Common Stock issuable with respect to, or underlying, the Converted Options that are not already subject to a registration statement on Form S-8 (or other appropriate form).
Competition Clearances Required for the Merger
Comtech and Gilat are required to submit notifications to various competition authorities prior to completing the Merger. The following conditions are required to effect the Merger: (i) all applicable waiting periods (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Merger) under the HSR Act must have expired or been terminated; (ii) solely to the extent required by applicable law, all governmental entities that administer export, import and sanctions laws or DCSA Requirements (as such term is defined in the Merger Agreement) must have provided their assent or indicated their non-objection to the Merger; (iii) any affirmative exemption or approval of a governmental entity required under any antitrust law set forth on the Gilat Disclosure Letter as of the date of the Merger Agreement must have been obtained and any mandatory waiting periods related thereto (including any extension thereof) must have expired; and (iv) Comtech must have obtained the ISA Exemptions (as defined in the Merger Agreement).

With respect to the United States, the waiting period under the HSR Act related to the Merger has expired. While Comtech and Gilat expect to obtain all other required regulatory clearances, Comtech and Gilat cannot assure you that the antitrust regulators or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the Merger before or after it is completed. Any such challenge to the Merger could result in an administrative or court order enjoining the Merger or in restrictions or conditions that would have a material adverse effect on the combined company if the Merger is completed. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses, the required licensing of intellectual property rights, or limitations on the ability of the combined company to operate its business as it sees fit. Neither Comtech nor Gilat can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Merger.
Procedures for Surrendering Gilat Shares in the Merger
Following the Effective Time, American Stock Transfer & Trust Company, LLC, the exchange agent, will mail to each Gilat shareholder, other than holders of Gilat Shares issued upon exercise of options granted under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Gilat 102 Shares” and the “Ordinance,” respectively), certain instructions regarding surrendering the Gilat Shares whether they are certificated or not and making required certifications of the applicability of tax withholding. Options to purchase Gilat Shares (the “Gilat Options”), other than Gilat Options which were granted under Section 102 of the ITO (the “Gilat 102 Options”) that are being cancelled and converted into Merger Consideration will be processed through payroll. Holders of Gilat 102 Shares and Gilat 102 Options or other equity held by the 102 Trustee will receive instructions from the 102 Trustee.
If you are a Gilat shareholder with Gilat Shares held in “street name,” which means your Gilat Shares are held in an account at a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee. If you are a Gilat shareholder with Gilat Shares held through members of the TASE, you will receive instructions from the applicable TASE member. For further information, see “The Merger Agreement — Exchange Agent; Letter of Transmittal.”
Dividend Policy
The Merger Agreement provides that no dividends or other distributions with a record date after the Effective Time with respect to Comtech Common Stock will be paid to the holder of any Gilat Shares until such holder properly surrenders its shares in accordance with the procedures described in “— Exchange Agent; Letter of Transmittal.” After proper surrender, Comtech will cause such holder to be paid, without interest, (1) at the time of the proper surrender or acknowledgment, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Comtech Common Stock and the amount of any cash payable in lieu of a fractional share of Comtech Common Stock to which such holder is entitled to which such holder is entitled pursuant to the Merger Agreement and (2) at the appropriate payment date, the amount of dividends or other distributions (a) with a record date after the Effective Time but prior to such surrender and (b) with a payment date subsequent to such surrender or acknowledgment, payable with respect to such shares of Comtech Common Stock.
Listing of Additional Shares of Comtech Common Stock; Nasdaq and TASE Listings
Comtech will cause the shares of Comtech Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.
Prior to the Closing Date, Gilat will cooperate with Comtech and use reasonable best efforts to facilitate, in accordance with applicable laws and rules and policies of Nasdaq and the TASE, the delisting by the Surviving Company (as defined in “The Merger Agreement — The Merger”) of the Gilat Shares from Nasdaq and the TASE, and the deregistration of the Gilat Shares under the Exchange Act and Securities Law, in each case, as of the Effective Time or as promptly as practicable thereafter.
Comtech will use reasonable best efforts to (i) cause the Dual Listing, and (ii) in connection therewith, obtain the approval of the TASE to list the shares of Comtech Common Stock to be issued in the Merger on the TASE.

For a more detailed description of the listing of additional shares of Comtech Common Stock, see “The Merger Agreement — Stock Exchange Listing.”
Voting Agreements
Concurrently with the execution of the Merger Agreement, Comtech entered into Voting Agreements (collectively, the “Voting Agreements”), a copy of the form of which is attached to this proxy statement/prospectus as Annex C and is incorporated by reference to this proxy statement/prospectus, with certain shareholders of Gilat, including, among others, directors and executive officers of Gilat who beneficially own Gilat Shares (each, a “Locked-Up Shareholder” and, collectively, the “Locked-Up Shareholders”) representing approximately 45% of the issued and outstanding Gilat Shares in the aggregate. Under the Voting Agreements, each such Locked-Up Shareholder agreed, among other things, to: (i) vote its beneficially owned Gilat Shares (a) in favor of the Merger and the other transactions contemplated by the Merger Agreement, including any matter necessary for the consummation of the Merger, (b) in favor of any proposal to adjourn or postpone any meeting of Gilat shareholders at which any of the foregoing matters are submitted for consideration and vote of the Gilat shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, (c) against any third party acquisition transactions and (d) against any other proposal made in opposition to the adoption of the Merger Agreement or that would reasonably be expected to prevent the consummation of the Merger; and (ii) comply with certain restrictions on the disposition of such shares, in each case, subject to the terms and conditions contained therein.
The Voting Agreement will terminate upon the earliest to occur of  (i) the Effective Time, (ii) the date the Merger Agreement is terminated in accordance with its terms, (iii) a change of the recommendation of the Gilat Board that the Gilat shareholders approve the Merger that is unanimously approved by the Gilat Board, and (iv) with respect to any Locked-Up Shareholder, the mutual written agreement of Comtech and such Locked-Up Shareholder to terminate the Voting Agreement, or at the option of such Locked-Up Shareholder, upon the entry without the prior written consent of such Locked-Up Shareholder into any amendment or modification of the Merger Agreement which results in a decrease in the Merger Consideration or imposes any material restrictions or material constraints on the payment of the consideration to be paid for the Gilat Shares.
Delisting and Deregistration of Gilat Shares
If the Merger is completed, the registration of the Gilat Shares and Gilat’s reporting obligations under the Exchange Act will be terminated upon notification to the SEC. In addition, upon completion of the proposed Merger, the Gilat Shares will no longer be listed on any stock exchange, including Nasdaq and the TASE.
Appraisal Rights
Under Israeli law, holders of Gilat Shares are not entitled to statutory appraisal rights in connection with the Merger.
Litigation Related to the Merger
Following the announcement of the Merger Agreement and filing of the Registration Statement, lawsuits challenging the Merger were filed by purported shareholders of Gilat.
Beginning on March 4, 2020, multiple actions were filed by purported shareholders of Gilat in federal courts in New York, California and Delaware, captioned Smith v. Gilat Satellite Networks Ltd., et al., Case No. 1:20-cv-01944 (S.D.N.Y), Thompson v. Gilat Satellite Networks Ltd., et al., Case No. 1:20-cv-00339-UNA (D. Del), Wurst v. Gilat Satellite Networks Ltd., et al., Case No. 1:20-cv-01257 (E.D.N.Y), Limner v. Gilat Satellite Networks Ltd., et al., Case No. 1:20-cv-02118 (S.D.N.Y), Sustendal v. Gilat Satellite Networks Ltd., et al., Case No. 1:20-cv-02153 (S.D.N.Y), Velozo v. Comtech Telecommunications Corp., et al., Case No. 1:20-cv-01330 (E.D.N.Y), Devine v. Gilat Satellite Networks Ltd., et al., Case No. 1:20-cv-02457 (S.D.N.Y), Dietz v. Gilat Satellite Networks Ltd., et al., Case No. #: 2:20-cv-02774 (C. D. Cal.), and in Israel, captioned Ofirion Ltd v. Gilat Satellite Networks Inc. et al., alleging certain claims relating to the merger. The complaints allege, among other things, certain violations of the Securities Exchange Act of 1934, that Gilat’s board of directors breached its fiduciary duties by agreeing to sell Gilat through an unfair and inadequate process that undervalues Gilat, and that Gilat, Comtech and Merger Sub aided and abetted these breaches of fiduciary duty, and seek, among other things, attorneys’ fees and injunctive relief to prevent the Merger from being consummated. Each of Comtech, Convoy, and Gilat believe that the claims asserted in these lawsuits are without merit and plan to vigorously defend against them.

THE MERGER AGREEMENT
The following discussion summarizes material provisions of the Merger Agreement entered into by Comtech, Merger Sub and Gilat. This summary does not propose to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information provided elsewhere in this proxy statement/prospectus, including the annexes and the documents incorporated by reference into this proxy statement/prospectus, before making any decisions regarding the Merger.
The Merger Agreement is described in this proxy statement/prospectus only to provide you with information regarding its terms and conditions and is not intended to provide any factual information about Comtech, Gilat or their respective businesses. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties and covenants: (1) have been made only for purposes of the Merger Agreement; (2) have been qualified by certain disclosures made by the parties to one another not reflected in the text of the Merger Agreement; (3) may be subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by you; (4) were made only as of January 29, 2020 or dates specified in the Merger Agreement; and (5) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the summary of the Merger Agreement is included in this proxy statement/prospectus only to provide you with information regarding the terms of the Merger and not to provide you with any other factual information regarding Comtech, Gilat or their respective businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied upon by any persons as characterizations of the actual state of facts about Comtech or Gilat at the time they were made or otherwise.
The Merger
On January 29, 2020, Comtech, Gilat and Merger Sub entered into the Merger Agreement, pursuant to which Comtech agreed to acquire Gilat by way of a merger of Merger Sub with and into Gilat, with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech (the “Surviving Company”). The Surviving Company shall (i) continue to be governed by the laws of the State of Israel; (ii) maintain a registered office in the State of Israel; and (iii) succeed to and assume all of the rights, properties and obligations of Merger Sub and Gilat in accordance with the ICL.
Structure of the Merger
Immediately prior to the Merger, it is anticipated that Merger Sub will be a directly wholly-owned subsidiary of Holdco, which is to be a directly wholly-owned subsidiary of UK Holdco, which, in turn, is a wholly-owned subsidiary of Comtech. The Merger Agreement provides for the Merger, in which Merger Sub will be merged with and into Gilat, with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech. After the completion of the Merger, the memorandum of association of Gilat as in effect immediately prior to the Effective Time will be the memorandum of association of the Surviving Company, until duly amended, and Merger Sub’s articles of association, as in effect immediately prior to the Effective Time will be the articles of association of the Surviving Company except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Company, until duly amended. The individuals holding positions as directors of Merger Sub immediately prior to the Effective Time will become the initial directors of the Surviving Company until their respective successors are duly elected and qualified, or until their resignation or removal. The individuals holding positions as officers of Gilat as of the Effective Time will continue to be the officers of the Surviving Company until their respective successors are duly elected, appointed or qualified, or until their resignation or removal.
Merger Consideration
At the Effective Time, each Gilat Share issued and outstanding immediately prior to the consummation of the Merger (except for Gilat Shares held in the treasury of Gilat, held by Comtech or any direct or indirect wholly-owned subsidiary of Gilat or Comtech) will be converted into the right to receive, without interest and less any applicable withholding taxes, (a) $7.18 in cash (the “Cash Merger Consideration”), and (b) 0.08425 of a share of Comtech Common Stock, par value $0.10 per share (the “Stock Merger Consideration,” and, together with the Cash Merger Consideration, the “Merger Consideration”) in each case, upon the terms and subject to the conditions and restrictions set forth in the Merger Agreement.
In lieu of any fractional share of Comtech Common Stock that otherwise would be issuable pursuant to the Merger, each holder of Gilat Shares who otherwise would be entitled to receive a fraction of a share of Comtech Common Stock pursuant to the Merger will be paid an amount in cash (without interest) equal to (i) the fraction of a share of Comtech Common Stock to which such holder would otherwise be entitled, multiplied by (ii) the Parent Average Trading Price.
In the Merger Agreement, the “Parent Average Trading Price” is defined as the volume-weighted average of the trading prices on Nasdaq of shares of Comtech Common Stock (as reported by Bloomberg L.P.) for the 10 most recent trading days ending on (and including) the second-to-last trading day immediately prior to the date on which the Closing occurs.
Closing and Effective Time
Unless the Merger Agreement is terminated, the consummation of the Merger will take place on a date to be agreed upon by Comtech, Merger Sub and Gilat, which will be no later than the third business day following the satisfaction or waiver (to the extent permitted in the Merger Agreement) of the last to be satisfied or waived of the conditions to Closing (other than those conditions that by their nature can only be satisfied at Closing, but subject to the satisfaction or waiver (to the extent permitted in the Merger Agreement), of those conditions), or on such other date as Comtech, Merger Sub and Gilat may mutually agree in writing; provided that notwithstanding the satisfaction or waiver of all of the applicable conditions to Closing, Comtech and Merger Sub will not be obligated to effect the Closing prior to the third business day following the final day of the 20 consecutive business day Marketing Period (as such term is defined in the Merger Agreement) in connection with Comtech’s financing unless Comtech requests an earlier date to effect the Closing on at least two business days’ prior written notice to Gilat, but subject in such case, to the satisfaction or waiver of all applicable conditions to Closing.
As soon as practicable after the determination of the date on which Closing is to take place in accordance with the Merger Agreement, each of Gilat and Merger Sub will, in coordination with each other, deliver to the Israeli Companies Registrar a notice of the contemplated Merger and the proposed date of the Closing, in which notice the parties will request that the Israeli Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the parties will provide further notice to the Israeli Companies Registrar that the Closing has occurred, and the parties will deliver such further notice to the Israeli Companies Registrar on the Closing Date. The Merger will become effective upon the issuance by the Israeli Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL.
Exchange Agent; Letter of Transmittal
Prior to the Effective Time, Comtech will (i) select a bank or trust company reasonably acceptable to Gilat to act as the payment agent for the payment and delivery of the Merger Consideration (the “Paying Agent”), and (ii) select an information agent reasonably acceptable to Gilat (the “Information Agent”) to assist in obtaining any requisite residency certificate or other declaration for Israeli tax withholding purposes.
On the Closing Date, Comtech will deposit (or cause to be deposited) with the Paying Agent, or if Comtech so elects, the 102 Trustee or another entity reasonably acceptable to Gilat (any, or any combination, of the foregoing, the “Exchange Fund Agent”) for payment to (i) the holders of Gilat Shares pursuant to the provisions of the Merger Agreement (excluding Gilat 102 Shares); (ii) the holders of Gilat 102 Shares and Gilat 102 Options (other than Gilat 102 Options which are Converted Options”)), in each case in respect of which Comtech will cause payment to be made by the Exchange Fund Agent to the 102 Trustee; and (iii) the holders of Gilat Options (other than Gilat 102 Options, and the Converted Options), in respect of which Comtech will cause payment to be made by the Exchange Fund Agent to Gilat pursuant to the Merger Agreement, (A) evidence of the Comtech Common Stock issuable pursuant to the Merger Agreement in book-entry form sufficient to issue the aggregate Stock Merger Consideration, (B) cash in an aggregate amount necessary to pay the Cash Merger Consideration, and (C) cash in an aggregate amount necessary to make the aggregate payments in lieu of any fractional shares of Comtech Common Stock, calculated in accordance with the Merger Agreement (such amount referenced in clauses (B) and (C) together with the evidence of book-entry shares of Comtech Common Stock, the “Exchange Fund”). In the event the Exchange Fund is insufficient to make the payments contemplated by the Merger Agreement, Comtech will promptly deposit, or cause to be deposited, additional shares of Comtech Common Stock and/or cash funds, as applicable, with the Exchange Fund Agent in an amount which is equal to the deficiency in the amount required to make such payments.
Promptly following the Effective Time, and in no event later than the fifth business day following the Effective Time, Comtech and the Surviving Company will cause the Exchange Fund Agent to mail to each holder of record, as of immediately prior to the Effective Time, of  (x) a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding Gilat Shares and (y) uncertificated Gilat Shares (the “Uncertificated Shares”), in each case whose shares were converted into the right to receive the Merger Consideration pursuant to the Merger Agreement other than Gilat 102 Shares, (A) a letter of transmittal in such form as Gilat and Comtech may reasonably agree (which shall specify that delivery shall be effected, and risk of loss and title to such Gilat Shares shall pass, only upon delivery of (1) the Certificates (or affidavits of loss in lieu thereof) or (2) an acknowledgment of the conversion of such holder’s Uncertificated Shares into the right to receive the Merger Consideration, as the case may be, to the Exchange Fund Agent) (the “Letter of Transmittal”); (B) a declaration in which the beneficial owner of Gilat Shares provides certain information necessary for Comtech to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the ITO (in each case, subject to the provisions of the Merger Agreement), the United States Internal Revenue Code of 1986 (the “Code”), or any applicable provision of state, local, Israeli, U.S. or other law, and (C) instructions for use in effecting the surrender of the Certificates or acknowledging the conversion of the Uncertificated Shares into the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of the Merger Agreement including, in the case of the Uncertificated Shares, instructions for identifying the deposit account through which such Uncertificated Shares are held. Upon delivery to the Exchange Fund Agent of the Letter of Transmittal and the declaration for Tax withholding purposes or a valid tax certificate (and such other documents, if any, as the Exchange Fund Agent may reasonably request consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, and, if applicable, surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Exchange Fund Agent, the holders of such Certificates or Uncertificated Shares, as applicable, will be entitled to receive in exchange therefor an amount in cash equal to the Cash Merger Consideration to which the holder thereof is entitled pursuant to the Merger Agreement (less any applicable withholding taxes payable in respect thereof subject to the provisions of the Merger Agreement), that number of whole shares of Comtech Common Stock representing the Stock Merger Consideration to which the holder thereof is entitled pursuant to the Merger Agreement, cash in lieu of any fractional shares of Comtech Common Stock to which the holder thereof is entitled to receive pursuant to the Merger Agreement, and an amount in cash sufficient to pay any dividends or other distributions to which the holder thereof is entitled pursuant to the Merger Agreement. Comtech will cause the Exchange Fund Agent to accept such Certificates or acknowledgments of the conversion of the Uncertificated Shares upon compliance with the foregoing exchange procedures.
Promptly following the Effective Time, and in no event later than the second business day thereafter, Comtech will cause the Exchange Fund Agent to transfer the aggregate Merger Consideration payable with respect to Gilat 102 Shares and Gilat 102 Options (that are not Converted Options), to the 102 Trustee, on behalf of holders of Gilat 102 Shares and Gilat 102 Options, in accordance with Section 102 of the ITO and the Option Tax Ruling (as defined in the section entitled “Material Israeli Tax Consequences”), if obtained (the “102 Amounts”). The 102 Amounts will be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the ITO and the Option Tax Ruling, if obtained, and will be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the ITO and the Option Tax Ruling, if obtained.

Promptly following the Effective Time, and in no event later than the second business day thereafter, Comtech will cause the Exchange Fund Agent to promptly deposit the aggregate Merger Consideration payable in respect of Gilat Options (other than Gilat 102 Options) that are not Converted Options or, if applicable, the relevant engaging subsidiary, at one or more accounts designated by Gilat prior to Closing for the benefit of the holders of Gilat Options (other than Gilat 102 Options), that are not Converted Options which amounts will be paid by the Surviving Company or, if applicable, the relevant engaging subsidiary, to the respective holders thereof through the Surviving Company’s or, if applicable, the relevant engaging subsidiary’s payroll system, subject to applicable withholdings.
Withholding
Comtech, its subsidiaries, Gilat, its subsidiaries, the Surviving Company, the 102 Trustee and the Exchange Fund Agent (each a “Payor”) will be entitled to deduct and withhold from any payment or consideration made pursuant to the Merger Agreement the amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable tax law (including U.S. federal, state, local, Israeli or other tax law, including the Withholding Tax Ruling and the Option Tax Ruling). If a Payor deducts and withholds any such amounts, such amounts will be timely remitted to the appropriate taxing authority and will be treated for all purposes of the Merger Agreement as having been paid to the persons from whom they were withheld. For more information, please see “— Tax Rulings.”
Dividends and Distributions
The Merger Agreement provides that no dividends or other distributions with a record date after the Effective Time with respect to Comtech Common Stock will be paid to the holder of any Gilat Shares until such holder properly surrenders its shares in accordance with the procedures described in “— Exchange Agent; Letter of Transmittal.” After proper surrender, Comtech will cause such holder to be paid, without interest, (1) at the time of the proper surrender or acknowledgment, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Comtech Common Stock and the amount of any cash payable in lieu of a fractional share of Comtech Common Stock to which such holder is entitled pursuant to the Merger Agreement and (2) at the appropriate payment date, the amount of dividends or other distributions (a) with a record date after the Effective Time but prior to such surrender and (b) with a payment date subsequent to such surrender or acknowledgment, payable with respect to such shares of Comtech Common Stock.
Investment of Exchange Fund
The Exchange Fund Agent will invest the Cash Merger Consideration in the Exchange Fund as directed by Comtech; provided, however, that no such investment income or gain or loss thereon will affect the amounts payable to the former holders of Gilat Shares. Any interest, gains and other income resulting from such investments will be the sole and exclusive property of Comtech payable to Comtech upon its request, and no part of such interest, gains and other income will accrue to the benefit of former holders of Gilat Shares; provided, however, that any investment of such cash will in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available).
Distribution of Exchange Fund to Comtech
Any portion of the Exchange Fund (including any interest and other income received with respect thereto, if any) that remains undistributed to the former holders of the Gilat Shares on the date that is one year after the Effective Time will be delivered to Comtech upon demand, and any former holders of Gilat Shares that were issued and outstanding immediately prior to the Merger who have not theretofore exchanged their certificates representing such Gilat Shares or delivered to the Exchange Fund Agent the acknowledgment of the conversion of their Uncertificated Shares for exchange for the Merger Consideration pursuant to the Merger Agreement will thereafter look only to Comtech, as general creditors thereof, for any payment of and claim with respect thereto. If any certificate will not have been surrendered or Uncertificated Share not paid, in each case, in accordance with the Merger Agreement, immediately prior to the date on which any Merger Consideration in respect of such certificate or Uncertificated Share would otherwise escheat to or become the property of any governmental entity, any such Merger Consideration in respect of such certificate or Uncertificated Share will, to the extent permitted by applicable law, become the property of Comtech free and clear of all claims or interest of any person previously entitled thereto.
Representations and Warranties
The Merger Agreement contains representations and warranties made by Comtech, Merger Sub and Gilat to, and solely for the benefit of, each other. You should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Comtech, Merger Sub or Gilat and should see “Where You Can Find More Information” for the location of documents that are incorporated by reference into this proxy statement/prospectus for information regarding Comtech, Merger Sub and Gilat and their respective businesses.
The Merger Agreement contains customary representations and warranties made by Gilat relating to its business regarding, among other things:
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corporate matters, including organization, power to conduct its business and qualification and good standing;

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Gilat’s subsidiaries;

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authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by, and to perform its obligations pursuant to, the Merger Agreement;

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Gilat’s capital structure;

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no conflicts with organizational documents as a result of the Merger and consents from governmental entities required to be obtained in connection with the Merger;

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the accuracy of Gilat’s filings with the SEC;

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Gilat’s SEC reports and financial statements;

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maintenance of disclosure controls and procedures and internal control over financial reporting;

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the absence of undisclosed liabilities;

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the absence of certain changes since January 1, 2019 with respect to the business of Gilat and its subsidiaries, including no Material Adverse Effect (as defined in “— Material Adverse Effect”) on Gilat during that period;

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Gilat’s material contracts and its compliance with such contracts;

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compliance with applicable laws and government regulations;

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compliance with all material permits required to conduct Gilat’s business as currently conducted;

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the absence of certain legal proceedings, orders, claims and actions;

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no material disputes with Gilat’s largest customers and suppliers;

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the timely filing of tax returns, the timely payment of taxes and the accuracy and completeness of certain tax matters;

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compliance with applicable environmental laws;

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Gilat’s employee benefit plans and compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act of 1974, as amended;

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certain other employment and labor matters, including compliance with applicable laws related thereto;

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ownership and leasehold rights to real property;

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sufficiency and adequacy of, and valid title or right to use of, assets material to Gilat’s business;

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ownership of or right to intellectual property and absence of infringement;

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the existence and maintenance of insurance;

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compliance with laws related to export controls and import restrictions;

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compliance with various anti-bribery laws;

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the absence of undisclosed related party transactions;

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compliance with and no material disputes concerning Gilat’s government contracts;

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broker or finder fees payable in connection with the Merger;

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the receipt by the Gilat Board of an opinion as to the fairness, from a financial point of view, of the Merger Consideration;

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the inapplicability of various anti-takeover laws and agreements; and

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information supplied for inclusion or incorporation by reference in this proxy statement/prospectus.

The Merger Agreement contains customary representations and warranties made by Comtech and Merger Sub relating to their respective businesses regarding, among other things:
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corporate matters, including organization, power to conduct its business and qualification and good standing;

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authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by, and to perform its obligations pursuant to, the Merger Agreement;

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no conflicts with organizational documents as a result of the Merger and consents from governmental entities required to be obtained in connection with the Merger;

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the absence of certain legal proceedings, orders, claims and actions;

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the absence of certain changes since October 31, 2019 with respect to the business of Comtech and its subsidiaries, including no Material Adverse Effect on Comtech during that period;

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Comtech’s capital structure;

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the accuracy of Comtech’s filings with the SEC;

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Comtech’s SEC reports and financial statements;

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maintenance of disclosure controls and procedures and internal control over financial reporting;

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the absence of undisclosed liabilities;

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sufficiency of funds to consummate the Merger;

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the delivery to Gilat of commitments to provide the debt financing required to consummate the Merger;

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compliance with applicable laws and government regulations;

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compliance with all material permits required to conduct Comtech’s business as currently conducted;

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compliance with various anti-bribery laws;

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the operations of Merger Sub;

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no ownership of Gilat Shares;

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compliance with and no material disputes concerning Comtech’s governmental contracts;

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broker or finder fees payable in connection with the Merger; and

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information supplied for inclusion or incorporation by reference in this proxy statement/prospectus.

The representations and warranties in the Merger Agreement of each of Gilat and Comtech do not survive the Effective Time.

The representations and warranties by Gilat and Comtech are subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure letters and are also qualified by certain documents filed by the parties with the SEC, excluding in each case, any disclosures set forth in any risk factor or forward looking statement sections, to the extent such disclosures are predictive, cautionary or forward-looking in nature.
Material Adverse Effect
The Merger Agreement provides that a “Material Adverse Effect” with respect to either Comtech or Gilat means any fact, event, occurrence, change, development or effect (any such item, an “Effect”) that, individually or in the aggregate when taken together with all other Effects that exist or have occurred prior to or at the date of determination of the occurrence of a Material Adverse Effect, is or would reasonably be expected to be material and adverse to the business, assets, liabilities, financial condition or results of operations of Comtech and its subsidiaries or Gilat and its subsidiaries, as applicable, taken as a whole. The parties have agreed that “Material Adverse Effect” will not include any Effect to the extent arising out of or resulting from:
(i)
any failure of either Comtech or Gilat, as applicable, to meet any projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or any published analyst or other third-party estimates or expectations of either Comtech’s or Gilat’s revenue, earnings or other financial performance or results of operations for any period, as applicable, or any change in the market price or trading volume of the shares, or change in either Comtech’s or Gilat’s credit rating, as applicable, (it being understood that this clause (i) will not prevent a party to the Merger Agreement from asserting that any Effect that may have contributed to such failure or decrease that are not otherwise excluded from the definition of  “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect),

(ii)
general changes or developments in any of the industries or markets or geographic regions in which such person or its subsidiaries conduct business,

(iii)
any changes in the United States, Israel or global economy or the capital, financial, regulatory, business, political, geopolitical, credit, capital or securities markets, including changes in interest or exchange rates,

(iv)
any changes in law or accounting regulations or principles or interpretations thereof,

(v)
the commencement, escalation or worsening of a war, military actions or armed hostilities (whether or not declared) or the occurrence of acts of terrorism or sabotage,

(vi)
the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the Merger Agreement, or at the express written request of, or with the express written consent of, the other party,

(vii)
earthquakes, hurricanes or other natural disasters or any other acts of God, or

(viii)
the execution of the Merger Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by the Merger Agreement (including the identity of the other party or any effect on such party or any of its subsidiaries’ relationships with their respective customers, suppliers, employees or other third parties).

The exceptions in clauses (ii), (iii), (iv), (v), or (vii) will not apply to the extent the Effects set forth in such clauses disproportionately affect such person and its subsidiaries, taken as a whole, relative to other companies in the industries in which such person and its subsidiaries operate, in which case only the extent of such disproportionate impact (if any) will be taken into account when determining a “Material Adverse Effect.”
Restrictions on Gilat’s Business Pending the Closing
Under the Merger Agreement, Gilat has agreed on behalf of itself and its subsidiaries, subject to certain exceptions, that it will carry on its business in all material respects in the ordinary course of business and to the extent consistent with past practice use reasonable best efforts, to (a) preserve intact and maintain its rights to intellectual property, business organization and material assets; (b) maintain and preserve its relationships and goodwill with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings; and (c) keep available the services of its current officers and key employees.
In particular, Gilat has agreed on behalf of itself and its subsidiaries, subject to certain exceptions, to certain restrictions on its and their ability to, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement:
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amend, modify, waive, rescind or otherwise change the charter documents of Gilat or any organizational or governing documents of its subsidiaries;

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issue, sell, transfer, convey, dispose, grant or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Gilat securities or any subsidiary securities, except for (i) the issuance and sale of Gilat Shares pursuant to the exercise of Gilat Options outstanding prior to the date hereof in accordance with their existing terms, or (ii) to the extent required pursuant to the terms of Gilat benefit plans or other agreement, in all cases, existing as of the date of the Merger Agreement;

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repurchase, acquire or redeem, directly or indirectly, any Gilat securities or its subsidiary securities, other than (i) the acquisition by Gilat of Gilat Shares in connection with the surrender of Gilat Shares by holders of Gilat Options in order to pay the exercise price of Gilat Options or in connection with the satisfaction of tax withholding obligations in respect of Gilat Options, (ii) the withholding of Gilat Shares to satisfy tax obligations with respect to Gilat Options, (iii) the acquisition by the Gilat of Gilat Shares in connection with the net exercise of Gilat Options and (iv) the acquisition by Gilat of Gilat Options in connection with the forfeiture of such awards, in the case of  (ii) – (iv), consistent with the terms of such Gilat Options in effect as of the date of the Merger Agreement;

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other than cash dividends made by any direct or indirect wholly-owned subsidiary of Gilat to Gilat or one of Gilat’s subsidiaries, (i) split, combine, reclassify, subdivide, exchange, recapitalize or enter into any similar transaction in respect of any share capital, (ii) declare, authorize, set aside, make or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or (iii) make any other actual, constructive or deemed distribution in respect of the share capital;

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(i) merge or consolidate Gilat or any of its subsidiaries with any person or otherwise enter into a joint venture with any person or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Gilat or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement, including the Merger), or (ii) acquire or dispose of any person or business or division thereof or solicit any such transaction;

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(i) incur any indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any person (other than Gilat and any direct or indirect wholly-owned subsidiary of Gilat), except (A) borrowings in the ordinary course of business under Gilat’s existing credit facilities in an amount not to exceed $2,000,000 in the aggregate, (B) transactions between Gilat and any wholly-owned subsidiary of Gilat or between wholly-owned subsidiaries of Gilat, or (C) letters of credit, guarantees, surety bonds and similar instruments issued in the ordinary course of business, including the pledging of cash or other security as may be required by the issuer, or (ii) prepay, redeem or repurchase any long term or short-term debt to the extent that any prepayment, make-whole or breakage costs, premiums or penalties would be payable in connection therewith;

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except as required by (i) applicable law or (ii) any “employee plan” (as defined in the Merger Agreement) in effect as of the date of the Merger Agreement, or (iii) any “collective bargaining agreement” (as defined in the Merger Agreement) in effect as of the date of the Merger Agreement, (A) enter into, adopt, materially amend, modify or terminate any employee plan (excluding offer letters and employment agreements that provide for no severance or change in control benefits other than those required by applicable law); (B) increase the compensation or fringe benefits of any director, officer or employee; (C) award, grant or pay any (1) special bonus or special remuneration or

(2) other bonus or remuneration the payment of which other bonus or remuneration would require the approval of the Gilat shareholders, in any such case, to any director, officer, independent contractor or employee; or (D) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any director, officer, independent contractor or employee, except in the ordinary course of business; provided, however, that the foregoing clauses (A) through (D) shall not restrict Gilat or any of its subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case as permitted by the Merger Agreement and in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits;
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except as specifically contemplated by and in accordance with the terms of the Merger Agreement, Gilat and its subsidiaries shall not take any action to accelerate the vesting or settlement of Gilat Options;

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forgive or make any loans or advances to any person, including employees, officers or directors of Gilat or any of its subsidiaries, or any of their respective affiliates, other than (i) loans or advances by Gilat to any of its wholly-owned subsidiaries, or by any of Gilat’s wholly-owned subsidiaries to another wholly-owned subsidiary of Gilat, or (ii) loans or advances to employees in the ordinary course of business in an amount not to exceed $200,000 in the aggregate for all such loans or advances, except for certain permitted loans and advances;

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take any action to fund or in any other way secure the payment of compensation or benefits under material employee plans, other than, in each case, as required by (i) applicable law or (ii) any employee plan in effect on the date of the Merger Agreement;

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enter into negotiations relating to the creation of any worker’s union, collective bargaining agreement, trade union agreement or similar agreement or arrangement under which any employee or independent contractor would be subject or would otherwise receive any benefit;

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hire anyone to fill a position of senior management;

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terminate the employment of any member of the senior management other than for cause;

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acquire, sell, lease, license, encumber or dispose of any property (including real property) or assets of Gilat or any of its subsidiaries or any third party with a fair market value in excess of  $1,000,000 in any single transaction or series of related transactions or solicit any such transaction, except for (i) purchases or sales made in the ordinary course of business, (ii) with respect to leases, licenses or other similar grants of real property, any grant, amendment, extension, modification, or renewal in the ordinary course of business, (iii) disposition of obsolete tangible assets or expired or stale inventory, and (iv) transactions between or among Gilat and its wholly-owned subsidiaries;

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except as may be required as a result of a change in applicable law or in U.S. GAAP (or any interpretation thereof), and except as required by and governmental entity, make any material change in any of the accounting principles or practices used by Gilat;

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(i) make, change or revoke any material tax election; (ii) amend any income or other material tax return; (iii) settle or compromise any material liability for taxes; (iv) adopt or make any material change to any tax or accounting method; or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for taxes;

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except in the ordinary course of business, sell, assign, transfer, abandon, cancel, allow to lapse, fail to maintain or protect or grant any security interest in, to or under any material intellectual property;

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(i) enter into any Restricted Contract (as defined in the Merger Agreement), or (ii) materially amend, cancel or terminate or waive, release or assign any material rights or claims with respect to any Material Contract (as defined in the Merger Agreement) or any Restricted Contract entered into pursuant to sub-section (i), other than, in the case of this clause (ii), in the ordinary course of business or as otherwise permitted by the Merger Agreement;

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(i) form or commence the operations of, any business or any corporation, partnership, limited liability company, business association or other similar business organization or person that is not wholly-owned by Gilat or its subsidiaries or (ii) enter into any new line of business;

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(i) waive, release, assign, settle or compromise any legal proceeding pending or threatened against Gilat or any of its subsidiaries, other than the settlement, compromise, payment, discharge or satisfaction of legal proceedings, that is solely for monetary damages (without any admission of liability or adverse consequence or restrictions on Gilat or any of its subsidiaries or Comtech or Merger Sub) for an amount that is not in excess of  $1,000,000 in the aggregate, or (ii) commence any litigation or arbitration (other than (A) in the ordinary course of business, (B) in connection with an appeal for the loss of a bid, or (C) cases if not commenced expeditiously would reasonably be expected to result in material harm to Gilat and its subsidiaries, taken as whole);

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incur any capital expenditure except for (i) those contemplated by the capital expenditure budget for the relevant fiscal year, and (ii) any unbudgeted capital expenditure, in an amount not to exceed $500,000 in the aggregate;

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enter into any contract or transaction between Gilat or any of its subsidiaries, on the one hand, and any affiliate of Gilat or any of its subsidiaries, on the other hand, other than in the ordinary course of business and on terms no less favorable to Gilat or any of its subsidiaries, as applicable, than the terms governing similar transactions with third parties;

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apply for or accept any government grant from any governmental entity, subject to certain permitted exceptions;

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(i) amend or modify the compensation terms or any other obligations of Gilat contained in the engagement letters with Gilat’s financial advisors in a manner adverse to Gilat, any of its subsidiaries or Comtech or (ii) engage other financial advisors in connection with the transactions contemplated by the Merger Agreement, in each case, except in connection with an Acquisition Proposal not solicited in breach of the non-solicitation covenant in the Merger Agreement;

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enter into, amend or cancel any insurance policies other than: (i) in the ordinary course of business, and (ii) the “tail” insurance policy to be purchased by Gilat pursuant to the Merger Agreement;

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hire any employee without requiring them to execute Gilat’s standard form of confidentiality and inventions assignment agreement;

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take any action that would cause Gilat or any of its subsidiaries to be in material violation of any of the terms of its material permits; or

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authorize, offer, agree, commit or enter into a contract to do any of the foregoing.

These restrictions, which are subject to various exceptions and qualifications agreed by Comtech and Gilat, are described in more detail in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.
Restrictions on Comtech’s Business Pending the Closing
Under the Merger Agreement, Comtech has agreed, on behalf of itself and its subsidiaries, subject to certain exceptions, that it shall carry on its business in all material respects in the ordinary course and to the extent consistent with past practices, use reasonable best efforts to (a) preserve and maintain its business organization and material assets; and (b) maintain and preserve its relationships and goodwill with material customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.
In particular, Comtech has agreed on behalf of itself and its subsidiaries, subject to certain exceptions, to certain restrictions on its and their ability to, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement:
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amend, modify, waive, rescind or otherwise change the charter documents of Comtech or any organizational or governing documents of its subsidiaries;

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split, combine, reclassify, subdivide, exchange, recapitalize or enter into any similar transaction in respect of any share capital, declare, authorize, set aside, make or pay any special or extraordinary dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, other than in each case in respect of  (i) cash dividends made by any direct or indirect wholly-owned subsidiary of Comtech to Comtech or one of its subsidiaries, and (ii) regular quarterly cash dividends in respect of Comtech Common Stock which dividends may be decreased in amount from quarter to quarter at the discretion of the board of directors of Comtech;
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except where the Comtech Board determines in good faith (after consultation with its outside legal counsel) that the failure to take any such action would be inconsistent with the fiduciary duties of the Comtech Board under applicable law, merge or consolidate with any person or otherwise enter into a joint venture with any person or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Comtech (other than the transactions contemplated by the Merger Agreement, including the Merger); or

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authorize, offer, agree, commit or enter into a contract to do any of the foregoing.

These restrictions, which are subject to various exceptions and qualifications agreed by Comtech and Gilat, are described in more detail in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.
No Solicitation of Alternative Proposals
Gilat has agreed that it will not, directly or indirectly:
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whether publicly or otherwise, solicit, initiate, knowingly encourage, or knowingly facilitate or induce the making, submission or announcement of an Acquisition Proposal (as defined below) or any inquiry, offer, proposal or indication of interest that constitutes or could reasonably be expected to lead to any Acquisition Proposal;

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in connection with or in response to any Acquisition Proposal or any inquiry, offer, proposal or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, furnish to any third party any non-public information relating to Gilat or any of its subsidiaries, or afford access to the business, properties, assets, books or records or other information of Gilat or any of its subsidiaries to any third party;

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enter into, conduct, participate or engage in negotiations or discussions with any third party (other than solely to inform such third party that the terms of the Merger Agreement prohibit such discussions) relating to or for the purpose of encouraging or facilitating an Acquisition Proposal;

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approve, adopt, declare advisable, endorse or recommend an Acquisition Proposal;

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execute or enter into any letter of intent, memorandum of understanding, agreement in principle, term sheet, merger agreement or contract contemplating or otherwise relating to an Acquisition Transaction (as defined below) or requiring Gilat to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement;

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fail to enforce, terminate, amend, modify, waive or release any rights under any “standstill” or other similar agreement (unless the Gilat Board determines in good faith (after consultation with its outside legal counsel) that the failure to grant any waiver or release under any standstill or similar agreement would be inconsistent with its fiduciary duties under Israeli law); or

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resolve, propose or agree to do any of the foregoing.

Gilat also agreed to immediately cease and cause to be terminated any and all activities, discussions or negotiations with any third party concerning any Acquisition Proposal existing as of the date of the Merger Agreement. Gilat also agreed to request that each person who had executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, promptly return or destroy all confidential information furnished prior to the execution of the Merger Agreement to or for the benefit of such person by or on behalf of Gilat or any of its subsidiaries or their respective representatives.
However, until Gilat shareholders approve the Merger, if Gilat receives a bona fide written Acquisition Proposal from any person that did not result from a breach (other than immaterial and unintentional breaches) of its non-solicitation obligations that the Gilat Board determines in good faith (after consultation with Gilat’s financial advisors and outside legal counsel) is or is reasonably likely to lead to a Superior

Proposal (as defined below) and that (after consultation with outside legal counsel) the failure to take such actions would be inconsistent with the fiduciary duties of the Gilat Board under applicable law, Gilat may:
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contact the third party who has made such Acquisition Proposal solely for the purpose of seeking clarification of the terms or conditions of such Acquisition Proposal necessary to make a determination that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal;

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engage or participate in discussions or negotiations with such third party or any of its representatives regarding such Acquisition Proposal; or

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afford access and furnish to such third party or any of its representatives any information relating to Gilat or any of its subsidiaries pursuant to a confidentiality agreement, the terms of which, taken as a whole, are no less favorable to Gilat than that between Gilat and Comtech and do not include any provision calling for the exclusive right to negotiate with such party or having the effect of prohibiting Gilat from satisfying its obligations under the Merger Agreement; provided that, any such information (to the extent such information has not been previously provided or made available to Comtech) is furnished to Comtech prior to or concurrently (and in any event within 24 hours) with the provision of information by Gilat to such third party.

Gilat must promptly, and in all cases within 24 hours of its receipt, advise Comtech orally and in writing of any (i) Acquisition Proposal; (ii) request for information or request to engage in negotiations or discussions or any other inquiry with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal; or (iii) request for a waiver or release under any standstill or similar contract. Gilat must provide Comtech with (A) the material terms and conditions of such Acquisition Proposal, request or inquiry, including any financing arrangements to the extent provided to Gilat, any of its subsidiaries or any representative of Gilat (other than the identity of the third party who has made the Acquisition Proposal, request or inquiry), (B) whether such Person or group making any such Acquisition Proposal, request or inquiry, is a financial or strategic buyer, and (C) copies of all written materials provided by such person in connection with such Acquisition Proposal, request or inquiry (redacted so as not to identify the person who has made such Acquisition Proposal, request or inquiry).
Gilat must keep Comtech reasonably informed of the status of discussions relating to, and the material terms and conditions (including all amendments or proposed amendments to such material terms and conditions) of any such Acquisition Proposal, request or inquiry, and promptly (and in no event later than 24 hours thereafter), provide Comtech with copies of any revised written proposals or draft agreements relating to any Acquisition Proposal, request or inquiry.
The Merger Agreement provides that the term “Acquisition Proposal” means any offer, proposal or indication of interest from any third party relating to any Acquisition Transaction.
The Merger Agreement provides that the term “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition by any third party, directly or indirectly, of 20% or more of the outstanding Gilat Shares, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any third party beneficially owning (as defined under Section 13(d) of the Exchange Act) 20% or more of the Gilat Shares; or (ii) any acquisition by any third party, directly or indirectly, of 20% or more of the assets, net revenues or net income (including equity securities of Gilat’s subsidiaries) of Gilat (on a consolidated basis with its subsidiaries), measured on a book value basis, in the case of each of clause (i) and (ii), whether pursuant to a merger, consolidation, reorganization, recapitalization, liquidation, dissolution, share exchange or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction involving Gilat.
The Merger Agreement provides that the term “Superior Proposal” means any bona fide, written Acquisition Proposal made after the date of the Merger Agreement that did not result from a breach (other than immaterial and unintentional breaches) of the Merger Agreement (with references to 20% in the definition thereof being deemed to be replaced with references to 50%) made by a third party, with respect to which the Gilat Board shall have determined in good faith (after consultation with Gilat’s financial advisors and outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal, the identity and financial capability of the third party making such Acquisition

Proposal and all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions, the financing thereof and any conditions or other risks to consummation, as well as any changes to the Merger Agreement offered by Comtech in writing in response to such Acquisition Proposal) that the proposed Acquisition Transaction is (a) more favorable to the Gilat shareholders, from a financial point of view, than the Merger, and (b) reasonably capable of being completed on the terms proposed.
Gilat’s Agreement Not to Change the Gilat Board Recommendation
In addition, Gilat has agreed that the Gilat Board will not:
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modify or qualify, in each case, in a manner adverse to Comtech or Merger Sub, or withdraw, or publicly propose to modify or qualify, in each case, in a manner adverse to Comtech or Merger Sub, or withdraw, its recommendation that Gilat shareholders approve the Merger Agreement, the Merger and the other transactions contemplated thereby (the “Company Board Recommendation”);

•
approve or adopt any Acquisition Proposal;

•
following the failure of the Gilat Board to reaffirm the Company Board Recommendation upon Comtech’s request to do so (publicly, if so requested), recommend any Acquisition Proposal; or

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fail to include the Company Board Recommendation in the proxy statement.

Any of the actions in the four bullets above is referred to as a “Company Board Recommendation Change.”
Notwithstanding anything to the contrary set forth in the Merger Agreement, the Gilat Board may (1) make a Company Board Recommendation Change or (2) terminate the Merger Agreement at any time prior to obtaining the approval of the Merger by Gilat’s shareholders in order to enter into a definitive alternative acquisition agreement providing for a Superior Proposal if:
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the Gilat Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Comtech pursuant to the second to last bullet point below), that in light of the Superior Proposal, failure to effect a Company Board Recommendation Change or failure to terminate the Merger Agreement in order to enter into a definitive alternative acquisition agreement providing for the Superior Proposal would be inconsistent with the fiduciary duties of the Gilat Board under applicable law;

•
prior to effecting such Company Board Recommendation Change, the Gilat Board gives Comtech at least four business days’ prior written notice (the “Superior Proposal Notice Period”) of its intention to effect a Company Board Recommendation Change or to terminate the Merger Agreement;

•
Gilat causes its financial and legal advisors to, during the Superior Proposal Notice Period, negotiate with Comtech in good faith any proposed modifications to the terms and conditions of the Merger Agreement in response to the Superior Proposal; and

•
after taking into account any counter-offer or proposal offered by Comtech within the Superior Proposal Notice Period in writing, if any, the Gilat Board again makes the determination that the Acquisition Proposal that is subject to the notice set forth above still constitutes a Superior Proposal.

In the event of the termination of the Merger Agreement by Gilat in order to enter into a definitive agreement with respect to a Superior Proposal, Gilat concurrently with such termination shall pay to Comtech the $21,675,000 termination fee pursuant to and in accordance with the Merger Agreement.
In addition, notwithstanding anything to the contrary set forth in the Merger Agreement, at any time prior to obtaining the approval of the Gilat shareholders for the Merger, the Gilat Board may, in response to a Company Intervening Event (as defined below), effect a Company Board Recommendation Change if:
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the Gilat Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

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Gilat has notified Comtech in writing that it intends to effect such a Company Board Recommendation Change (which notice shall specify the facts and circumstances providing the basis of the Company Intervening Event in reasonable detail);

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for a period of four business days following the notice delivered pursuant to the bullet above, Gilat and its representatives shall have discussed and negotiated in good faith with Comtech and its representatives any proposed modifications to the terms and conditions of the Merger Agreement; and

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after the end of such four business day period, the Gilat Board shall have determined in good faith, after consultation with outside legal counsel, and after taking into account any proposal by Comtech to amend or modify the terms of the Merger Agreement offered by Comtech in writing, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable law.

The Merger Agreement provides that the term “Company Intervening Event” means any event, occurrence or development that is material to Gilat and its subsidiaries, taken as a whole, that (i) was not known or reasonably foreseeable to the Gilat Board on or prior to the date of the Merger Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Gilat Board on or prior to the date of the Merger Agreement), (ii) which event, occurrence or development, or any consequence thereof, becomes known to the Gilat Board prior to obtaining shareholder approval and (iii) does not involve or relate to (A) an Acquisition Proposal or (B) any fluctuation in the market price or trading volume of Gilat Shares, in and of itself  (it being understood that the underlying factors that may have contributed to any such fluctuation that are not otherwise excluded from the definition of Company Intervening Event may be taken into account in determining whether a Company Intervening Event has occurred).
Preparation of the Form S-4 and the Proxy Statement/Prospectus; Gilat Shareholder Meeting
As soon as reasonably practicable following the date of the Merger Agreement, (i) Gilat has agreed to prepare (with Comtech’s reasonable cooperation) a proxy statement to be made available to the shareholders of Gilat relating to the Gilat Shareholder meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and after this Form S-4 is declared effective under the Securities Act, cause it to be furnished to the SEC on Form 6-K and to be sent or otherwise made available to the shareholders of Gilat in accordance with applicable law; and (ii) Comtech has agreed to prepare (with Gilat’s reasonable cooperation) and cause to be filed with the SEC this Form S-4, in which the Proxy Statement is included as a prospectus.
Comtech and Gilat have agreed to use their respective reasonable best efforts to have this Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep this Form S-4 effective for so long as necessary to complete the Merger and ensure it complies in all material respects with applicable law. Each of Gilat and Comtech will furnish all information concerning it and its affiliates and the holders of its capital stock to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of this Form S-4 and the Proxy Statement, and this Form S-4 and the Proxy Statement will include all information reasonably requested by such other party to be included therein.
Reasonable Best Efforts
Upon the terms and subject to the conditions set forth in the Merger Agreement, each of Comtech, Merger Sub and Gilat will use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties to the Merger Agreement in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement (including the Merger), including using reasonable best efforts to:
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cause the conditions to the Merger to be satisfied or fulfilled as promptly as reasonably practicable;

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obtain all necessary consents, waivers and approvals under any contracts to which Gilat, Comtech or any of their subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (including the Merger);

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obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental entities, as may be required under any applicable antitrust laws or otherwise, including the expiration or termination of any applicable waiting periods and making all necessary registrations, declarations and filings (including registrations, declarations and filings with governmental entities, if any);

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provide any required notices and execute any required documents to ensure that any permits, including environmental permits, required for the operation of Gilat and its business facilities after the Closing have been obtained and are in full force and effect;

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take such steps as may be necessary to avoid a legal proceeding by any governmental entity or other person in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Merger;

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execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement; and

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obtain the consents set forth in the Gilat Disclosure Letter as promptly as practicable following the date of the Merger Agreement.

In furtherance of the above, Comtech and Gilat will promptly:
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inform the other party or parties, as the case may be, of any communication from any governmental entity regarding any of the transactions contemplated by the Merger Agreement (including the Merger);

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to the extent practicable, give the other party reasonable advance notice of all substantive oral communications with any governmental entity regarding the Merger or any other transaction contemplated by the Merger Agreement;

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with respect to any substantive oral communication, give the other party a reasonable opportunity to participate in such discussions, and, to the extent a party does not participate in such discussions, the party having such discussions shall promptly provide the non-participating party with a summary of such discussions; and

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cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a governmental entity or in connection with any legal proceeding initiated by a governmental entity, including informing the other party as soon as practicable of any such investigation, inquiry or legal proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a governmental entity.

In addition Comtech will, and will cause each of its subsidiaries to, use reasonable best efforts to take any and all actions necessary to obtain each consent required under or in connection with any applicable antitrust law, and to enable all waiting periods under any applicable antitrust law to expire or terminate, and to avoid or eliminate any impediment under any applicable antitrust law that may be asserted by any governmental entity so as to enable the consummation of the Merger as promptly as practicable.
Furthermore, Comtech and Gilat agree that, between the date of the Merger Agreement and the earlier of the date on which all required approvals under applicable antitrust laws have been obtained or the expiration or termination of any applicable waiting periods under applicable antitrust laws has occurred and the termination of the Merger Agreement, each party will not, and will ensure that none of its subsidiaries will, enter into any definitive agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially impede, materially delay or prevent or adversely affect the ability of the parties to obtain any consent of any governmental entity required under applicable antitrust laws or the expiration or termination of any applicable waiting period under applicable antitrust laws, in each case, necessary to consummate the transactions contemplated by the Merger Agreement.
Access
At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective

Time, Gilat will, and will cause its subsidiaries to, provide Comtech and its representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by Gilat and its subsidiaries, upon reasonable notice, to Gilat’s business, properties, books and records, contracts, and personnel, and any other information regarding the assets, properties or business of Gilat and its subsidiaries, in each case, as may be reasonably requested by Comtech from time to time (including financial and operating data, customer billing and other data files for the purpose of system integration and testing as well as compensation and payroll data files for the purpose of payroll system integration and testing with respect to employees of Gilat and its subsidiaries).
Gilat will not be required to provide to Comtech or its representatives with access to or to disclose (i) information that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of the Merger Agreement (provided, however, that Gilat will use its reasonable best efforts to make appropriate redactions to any information subject to such confidentiality agreement to disclose the maximum extent of such information that does not result in a violation of such obligation of confidentiality), (ii) information the disclosure of which would violate any applicable law (provided, however, that Gilat will use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any applicable law) or (iii) information that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that in such event, Gilat will use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege).
Notification
At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, Gilat will give prompt notice to Comtech, and Comtech shall give prompt notice to Gilat, upon becoming aware of the occurrence or non-occurrence of any event that has resulted or would reasonably be expected to result in certain conditions to Closing not being satisfied.
At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, Gilat will give prompt notice to Comtech, and Comtech shall give prompt notice to Gilat, of any written notice from any person alleging that the approval or consent of such person is or may be required in connection with the Merger or the other transactions contemplated by the Merger Agreement, any written notice or other communication from any governmental entity in connection with the Merger or the other transactions contemplated by the Merger Agreement, and any legal proceeding commenced against, relating to or involving or otherwise affecting Gilat or any of its subsidiaries or Comtech or any of its subsidiaries, as the case may be, that if pending on the date of the Merger Agreement would be or would reasonably be expected to be material to Gilat and its subsidiaries, taken as a whole.
Certain Litigation
Each of Gilat and Comtech agree to give the other notice, as soon as reasonably practicable under the circumstances, of any legal proceeding commenced after the date of the Merger Agreement against such party or any of its directors by any shareholder of such party relating to the Merger Agreement or the transactions contemplated thereby (including the Merger), and will keep the other party reasonably informed regarding any such legal proceeding. Each party will give the other party the reasonable opportunity to consult with respect to the defense or settlement of any such litigation and shall consider the other party’s views with respect to such litigation. Gilat will not settle any such litigation without the prior written consent of Comtech (which consent will not be unreasonably withheld, conditioned or delayed).
Financing Cooperation
In connection with the execution of the Merger Agreement, Comtech obtained a debt commitment letter from the Commitment Parties, pursuant to which, among other things, the Commitment Parties have committed to provide Comtech with a senior secured credit facility in an aggregate principal amount of $800,000,000 to finance, in part, the acquisition of Gilat.

Comtech has agreed to use reasonable best efforts to obtain the debt financing on the terms and conditions described in the debt commitment letter. Gilat has agreed to use its reasonable best efforts prior to Closing to cooperate with Comtech, as reasonably requested by Comtech, in connection with the financing of the Merger.
Confidentiality
Comtech, Merger Sub and Gilat acknowledge that Comtech and Gilat have previously executed a mutual non-disclosure agreement, which shall continue in full force and effect in accordance with its terms.
Public Disclosure
Comtech and Gilat have agreed upon the initial joint press release with respect to the execution of the Merger Agreement, and have issued such press release promptly following the execution of the Merger Agreement. Thereafter, so long as the Merger Agreement is in effect, neither Gilat nor Comtech, nor any of their respective affiliates, will issue or cause the publication of any press release or other public announcement with respect to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable law or any listing agreement with a national securities exchange, in which event such party will use reasonable best efforts to consult with and to provide a reasonable opportunity to the other party to review and comment upon such press release or other announcement in advance. Notwithstanding the foregoing (i) Comtech and Gilat may make press releases or public announcements concerning the Merger Agreement or the transactions contemplated thereby that consist solely of information previously disclosed in all material respects in previous press releases or announcements made by Comtech and/or Gilat in compliance with the Merger Agreement, (ii) Comtech and Gilat may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by Gilat and Comtech and do not reveal material, non-public information regarding the other parties, the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, and (iii) the foregoing will not apply to any press release or other public announcement or disclosure by Gilat in connection with a Company Board Recommendation Change.
Treatment of Gilat Options
On the terms and subject to the conditions of the Merger Agreement, at the Effective Time, all Cancelled Options will be cancelled and converted into the right to receive the Option Consideration. The holder of each Cancelled Option that is not a Gilat 102 Option will receive at the Effective Time from Gilat, or as soon as practicable thereafter (but in no event later than Gilat’s first full payroll after the Effective Time) from the Surviving Company, the Option Consideration. If the exercise price per share of any such Cancelled Option is equal to or greater than the Merger Consideration, such option will, by direction of Comtech, be cancelled without any payment being made in respect thereof. The holder of each Cancelled Option that is a Gilat 102 Option or that is otherwise held by the 102 Trustee will receive the Option Consideration through the 102 Trustee.
All Converted Options will be assumed by Comtech and converted into a number of Substituted RSUs equal in value on the date of grant (based on the Parent Average Trading Price) to the product of  (A) the number of Gilat Shares underlying such option and (B) an amount equal to (x) the cash value of the Merger Consideration (with the cash value of the Comtech Common Stock portion of the Merger Consideration calculated based on the Parent Average Trading Price), less (y) the per share exercise price of such option. The Substituted RSUs will be subject to vesting in accordance with the same vesting schedule as was applicable to the Converted Options prior to the Effective Time.
Notwithstanding the two paragraphs above, Comtech may, prior to the Effective Time, determine reasonably and in good faith, subject to the consent of Gilat, which will not be unreasonably withheld, conditioned or delayed, that any Gilat Options that is subject to the applicable laws of a non-U.S. or non-Israeli jurisdiction may be treated in a different manner, to the extent that (i) Comtech and Gilat reasonably and in good faith determine that (A) the manner in which such Gilat Options would otherwise be treated pursuant to the above paragraphs would result in a violation of applicable laws or a materially adverse tax consequence to the individual holding such Gilat Options in the applicable non-U.S. or non-Israeli jurisdiction and (B) such different treatment is necessary to comply with such applicable laws; and (ii) such different treatment is, to the maximum extent practicable, consistent with the paragraphs above regarding the treatment of Gilat Options. Comtech and Gilat will agree at least ten days prior to the Effective Time to the treatment of any Gilat Options that will be treated in a manner other than as described in the paragraphs above.
Promptly after the Effective Time (but in no event later than ten business days following the Effective Time), Comtech will prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Comtech Common Stock issuable with respect to, or underlying, the Converted Options that are not already subject to a registration statement on Form S-8 (or other appropriate form).
Employee Matters
For a period of one year following the Closing of the Merger, Comtech will (or will cause the Surviving Company to) provide (i) (A) to each employee of Gilat or any of its subsidiaries as of immediately following the Closing (each, a “Continuing Employee”) in the United States, an annual salary or wage substantially comparable in the aggregate to the annual salary or wage provided by Comtech or its affiliates to its similarly situated employees in the same or comparable geographical locations, and (B) to all other Continuing Employees, an annual salary or wage at least equal to the annual salary or wage of such other Continuing Employee immediately prior to the Effective Time, (ii) (A) to each Continuing Employee in the United States, cash incentive compensation opportunities substantially comparable in the aggregate to the cash incentive compensation opportunities provided by Comtech or its affiliates to its similarly situated employees in the same or comparable geographical locations, and (B) to all other Continuing Employees, cash incentive compensation opportunities at least equal to the cash incentive compensation opportunities of such other Continuing Employee immediately prior to the Effective Time, and (iii) (A) to each Continuing Employee in the United States, employee benefits (excluding equity or equity-based compensation or incentive opportunities) that are substantially comparable in the aggregate to the employee benefits provided by Comtech or its affiliates to its similarly situated employees in the same or comparable geographical locations, and (B) to all other Continuing Employees, employee benefits (excluding equity or equity-based compensation or incentive opportunities) that are substantially comparable in the aggregate to the employee benefits of such other Continuing Employees immediately prior to the Effective Time.
With respect to all benefit plans maintained by Comtech, the Surviving Company or their respective subsidiaries (including any vacation, paid time-off and severance plans) in which a Continuing Employee is eligible to participate, for purposes of eligibility, participation, vesting, and level of benefits for severance, accrual of paid time off, and statutory notice and severance benefits, Comtech will use reasonable best efforts to cause each Continuing Employee’s service with Gilat or any of its subsidiaries to be treated as service with Comtech, the Surviving Company or any of their respective subsidiaries; provided, however, that such service may not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) with respect to benefit accrual under any defined benefit pension plan, or (iii) with respect to any newly established plan for which prior service is not taken into account for any employees of Comtech or any of its affiliates. Comtech has acknowledged that a “change in control” or “change of control” within the meaning of any Gilat benefit plan or compensation agreement or arrangement will occur upon the Effective Time.
Additionally, upon Comtech’s written request, prior to Closing, Gilat will terminate any and all employee plans intended to qualify under Section 401(k) of the Code, or any successor statute (the “Company 401(k) Plan”), effective at least one day before the Closing Date. Upon the termination of such plans, Gilat will provide Comtech with evidence that such 401(k) plans have been terminated pursuant to resolutions of Gilat’s board of directors at least one day before the Closing Date. Gilat will use reasonable best efforts to take such actions as are necessary to prevent a default by any Continuing Employees with an outstanding loan under the Company 401(k) Plan unless and until such Continuing Employee fails to make a timely payment on such loan.
If the Closing occurs prior to the payment of annual bonuses for 2019, solely to the extent such bonuses are set forth on the Gilat Disclosure Letter, Comtech will cause Gilat to pay to each employee an amount equal to such employee’s annual bonus for such year based on the actual level of achievement of the applicable performance goals in accordance with the terms and conditions of the applicable bonus plan at the time that annual bonuses are payable in the ordinary course of business.
Directors’ and Officers’ Indemnification and Insurance
For a period of at least seven years after the Effective Time, the Surviving Company and Comtech shall indemnify and hold harmless all past and present directors and officers of Gilat and its subsidiaries (collectively, the “Covered Persons”) to the same extent such persons were indemnified as of the date of the Merger Agreement by Gilat pursuant to applicable law, the charter documents of Gilat or its subsidiaries, and the indemnification agreements, if any, in existence on the date of the Merger Agreement, and, solely in the case of the Surviving Company (and not Comtech), any other indemnification agreements, if any, in existence on the date of the Merger Agreement (collectively, the “Existing Indemnification Agreements”) arising out of acts or omissions in their capacity as directors or officers of Gilat or any of its subsidiaries occurring at or prior to the Effective Time (including in connection with the adoption and approval of the Merger Agreement and the consummation of the transactions contemplated thereby). The Surviving Company and Comtech must advance expenses (including reasonable legal fees and expenses) incurred in the defense of any legal proceeding with respect to the matters subject to indemnification under the Merger Agreement in accordance with the procedures (if any) set forth in the charter documents of Gilat or any of its subsidiaries, any Existing Indemnification Agreements and any other requirements under applicable law; provided, that Comtech will only be required to advance any such expenses to the extent that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final, non-appealable judgment by a court of competent jurisdiction that such Person is not entitled to indemnification. Notwithstanding anything contained in the Merger Agreement, Comtech and the Surviving Company (i) will not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) will not have any obligation hereunder to any Covered Person if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such indemnification is prohibited by applicable law, in which case the Covered Person shall promptly refund to Comtech or the Surviving Company the amount of all such expenses theretofore advanced.
For a period of seven years from the Effective Time, the Surviving Company will, and Comtech will cause the Surviving Company to, maintain in effect in its charter documents provisions relating to exculpation, indemnification and advancement of expenses in favor of Covered Persons that are no less favorable than the provisions of the charter documents of Gilat and any subsidiary in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time.
Prior to the Effective Time, Gilat will, or, if Gilat is unable to, Comtech will cause the Surviving Company as of or after the Effective Time to, purchase a seven-year prepaid “tail” policy that provides coverage with respect to matters arising on or before the Effective Time (including in connection with the Merger Agreement and the transactions or actions contemplated by the Merger Agreement) (the “D&O Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under Gilat’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance; provided that the Surviving Company will not be required to pay an annual premium for the D&O Insurance in excess of the amount set forth in the Gilat Disclosure Letter. If prepaid policies have been obtained prior to the Effective Time providing the level of insurance coverage as described in the preceding sentence, the Surviving Company will, and Comtech will cause the Surviving Company to maintain such policy in full force and effect, and cause all obligations thereunder to be honored, in each case, to the extent required by the Merger Agreement.
Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance (and their heirs and representatives) are third party beneficiaries of the foregoing, with full rights of enforcement as if a party thereto.
Obligations of Comtech and Merger Sub
Comtech will take all action necessary to (i) cause Merger Sub and the Surviving Company to perform their respective obligations under the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (ii) ensure that Merger Sub prior to the Effective Time will not conduct any business, incur or guarantee any indebtedness or any other liabilities or make any investments, other than those activities incidental to its obligations under the Merger Agreement or the transactions contemplated thereby.
Israeli Tax Rulings
Gilat has requested tax rulings from the Israel Tax Authority confirming that (i) the cancellation and exchange of the Gilat 102 Options and conversion of the Gilat 102 Shares will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the ITO) so long as the respective consideration to be received in respect of such Gilat 102 Options and Gilat 102 Shares is deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling), and (ii) all Substituted RSUs replacing Converted Options that were Gilat 102 Options prior to the Effective Time will continue, after the Effective Time, to benefit from the provisions of Section 102 of the ITO and to qualify thereunder as grants made through a trustee pursuant to the capital gains tax route.
Gilat has requested tax rulings from the Israel Tax Authority with respect to (i) holders of Gilat Shares that are non-Israeli residents (as defined in the ITO or as will be determined by the Israeli Tax Authority), (A) exempting Comtech, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists; or (B) instructing Comtech, the Exchange Fund Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of Gilat Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents, (ii) holders of Gilat Shares that are Israeli residents (as defined in the ITO or as will be determined by the Israel Tax Authority) (other than holders of Gilat Shares subject to Section 102 of the ITO) (A) exempting Comtech, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists; or (B) instructing Comtech, the Exchange Fund Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of Gilat Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied, and (iii) deferral of the obligation of Israeli tax resident holders of Gilat Shares, to pay Israeli tax on the exchange of the Gilat Shares for Comtech Common Stock in accordance with the provisions of Section 104H of the ITO.
Stock Exchange Listing
Comtech agreed in the Merger Agreement that it will cause the shares of Comtech Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.
Prior to the Closing Date, Gilat will cooperate with Comtech and use reasonable best efforts to facilitate, in accordance with applicable laws and rules and policies of Nasdaq and the TASE, the delisting by the Surviving Company of the Gilat Shares from Nasdaq and the TASE, and the deregistration of the Gilat Shares under the Exchange Act and Securities Law, in each case, as of the Effective Time or as promptly as practicable thereafter.
Comtech will use reasonable best efforts to (i) cause the Dual Listing, and (ii) in connection therewith, obtain the approval of the TASE to list the shares of Comtech Common Stock to be issued in the Merger on the TASE.
Comtech agreed in the Merger Agreement that it will cause its Israeli counsel to prepare and file with the ISA an application for an exemption from the ISA (to be based on this Form S-4 and the contemplated Dual Listing) from the requirement to publish an Israeli prospectus under the Securities Law (any such exemption, the “Israeli Offering Exemption”) with respect to the offering of the Stock Merger Consideration.

Comtech agreed in the Merger Agreement that it will cause its Israeli counsel to prepare and file with the ISA an application for an exemption from the requirements of the Securities Law concerning the publication of an Israeli prospectus in respect of the assumption by Comtech of the Converted Options to be issued to the applicable holders of Gilat Options in accordance with the provisions hereof, pursuant to Section 15D of the Securities Law (the “Israeli Options Exemption,” and together with the Israeli Offering Exemption, the “ISA Exemptions”).
Gilat will cooperate and use reasonable best efforts to cause its representatives to cooperate with Comtech and its representatives in connection with the preparation and filing of such applications in respect of the Dual Listing and the ISA Exemptions and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Dual Listing and ISA Exemptions.
Comtech will advise Gilat promptly after receipt of the approval for Dual Listing and the ISA Exemptions.
Payoff Letter
No later than three business days prior to the Closing Date (or such later date as Comtech may agree in writing, but in any event, on or prior to the Closing Date), Gilat will deliver to Comtech a pay-off letter from the applicable administrative agent under each of its existing credit facilities, in each case, in form and substance reasonably satisfactory to Comtech.
Conditions to Completion of the Merger
Under the Merger Agreement, each party’s obligation to effect the Merger is subject to satisfaction or, to the extent permitted where permissible under applicable law, mutual waiver at the Effective Time of each of the following conditions:
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The Gilat Shareholder approval must have been obtained.

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All (i) applicable waiting periods (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Merger) under the HSR Act must have expired or been terminated, (ii) solely to the extent required by applicable law, all governmental entities that administer export, import and sanctions laws or DCSA Requirements (as such term is defined in the Merger Agreement) must have provided their assent or indicated their non-objection to the Merger, and (iii) any affirmative exemption or approval of a governmental entity required under any antitrust law set forth on the Gilat Disclosure Letter as of the date of the Merger Agreement must have been obtained and any mandatory waiting periods related thereto (including any extension thereof) must have expired (collectively, the “Regulatory Approvals”).

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No governmental entity of competent jurisdiction shall have (i) enacted, promulgated or issued after the date of the Merger Agreement any applicable law that is then in effect and has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger; or (ii) issued or granted after the date of the Merger Agreement any order (whether temporary, preliminary or permanent) that is then in effect which has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger.

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The shares of Comtech Common Stock issuable as Stock Merger Consideration pursuant to the Merger Agreement must have been approved for listing on Nasdaq, subject to official notice of issuance.

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50 days must have elapsed after the filing of the Merger Proposal with the Israeli Companies Registrar and 30 days must have elapsed after the approval of the Merger by the Gilat shareholders at the General Meeting.

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This Form S-4 must have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of this Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

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Comtech must have obtained the ISA Exemptions.

Comtech’s and Merger Sub’s obligation to effect the Merger is further subject to the satisfaction by Gilat or waiver by Comtech and Merger Sub of the following conditions:
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Accuracy of representations and warranties of Gilat:

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Each of the representations and warranties of Gilat set forth in the Merger Agreement (other than certain representations and warranties of Gilat described in the immediately following bullet points) shall have been true and correct (without giving effect to any qualifications as to materiality or Material Adverse Effect set forth therein) as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except where any failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Gilat.

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Each of the representations and warranties of Gilat set forth in the Merger Agreement relating to Organization and Standing (solely to the extent relating to Gilat), Capitalization (solely with respect to subsection (c) thereof), Brokers; Fees and Expenses, Opinion of Financial Advisor and Takeover Statutes; No Rights Plan shall have been true and correct in all material respects as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date).

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Each of the representations and warranties of Gilat set forth in the Merger Agreement relating to Capitalization (solely with respect to subsections (a) and (d) thereof) shall have been true and correct in all but de minimis respects as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date).

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Each of the representations and warranties of Gilat set forth in the Merger Agreement relating to Authorization and No Material Adverse Effect (solely with respect to subsection (b) thereof) shall have been true and correct in all respects as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time.

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Gilat must have complied with and performed in all material respects all obligations under the Merger Agreement required to be complied with and performed by it at or prior to the Closing.

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Since the date of the Merger Agreement, a Material Adverse Effect on Gilat must not have occurred.

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Comtech must have received a certificate signed on behalf of Gilat by a duly authorized officer of Gilat certifying to the effect that the preceding three conditions have been satisfied.

Gilat’s obligation to effect the Merger is further subject to the satisfaction by Comtech or waiver by Gilat of the following conditions:
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Accuracy of representations and warranties of Comtech and Merger Sub:

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Each of the representations and warranties of Comtech and Merger Sub set forth in the Merger Agreement (other than the representations in the immediately following bullet point) shall have been true and correct (without giving effect to any qualifications as to materiality or Material Adverse Effect set forth therein) in all respects as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except where any failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Comtech.

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Each of the representations and warranties of Comtech set forth in the Merger Agreement relating to Organization, Authorization, and Brokers; Fees and Expenses shall have been true and correct in all material respects as of the date of the Merger Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date).

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Each of Comtech and Merger Sub must have complied with and performed in all material respects all obligations under the Merger Agreement required to be complied with and performed by each of them at or prior to the Closing.

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Since the date of the Merger Agreement, a Material Adverse Effect on Comtech must not have occurred.

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Gilat must have received a certificate signed on behalf of Comtech and Merger Sub by a duly authorized officer of each Comtech and Merger Sub certifying to the effect that the preceding three conditions have been satisfied.

Termination of the Merger Agreement
The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of Comtech and Gilat, and either party may terminate the Merger Agreement in the following circumstances:
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If the Gilat Shareholder meeting shall have been held and the Gilat Shareholder approval has not been obtained.

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If any governmental entity of competent jurisdiction has after the date of the Merger Agreement (i) enacted, promulgated or issued any law that has the effect of permanently prohibiting, making illegal or otherwise permanently preventing the consummation of the Merger; or (ii) issued or granted any final and nonappealable order that has the effect of permanently prohibiting, making illegal or otherwise permanently preventing the consummation of the Merger; provided, however, that this right to terminate will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of the enactment, promulgation or issuance of such law or issuance or entry of such final and nonappealable order.

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If the Effective Time has not occurred on or prior to the Termination Date, provided, however, that if, as of July 29, 2020, any of the Regulatory Approvals shall not have been obtained but all other conditions to Closing set forth in the Merger Agreement has been satisfied or waived or by their terms cannot be satisfied until immediately prior to the Closing (but which conditions would be satisfied if the Closing Date were July 29, 2020), the Termination Date shall be extended to October 29, 2020; provided, further, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of the failure of the Effective Time to have occurred on or prior to the Termination Date.

Gilat may also terminate the Merger Agreement at any time prior to the Effective Time as follows:
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In the event of a breach of any representation, warranty, covenant or agreement on the part of Comtech or Merger Sub set forth in the Merger Agreement such that the conditions to Gilat’s obligation to close the Merger based on the accuracy of the representations and warranties of Comtech and Merger Sub or their material performance of covenants would not be satisfied as of the Closing Date as a result of such breach, subject to customary cure periods (if curable); provided that this right to terminate will not be available to Gilat if Gilat is then in breach of any of its obligations under the Merger Agreement so as to result in the failure of certain conditions to Comtech’s obligations to close.

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Prior to the receipt of the approval of the Merger by Gilat’s shareholders in order to accept a Superior Proposal in accordance with the Merger Agreement; provided that Gilat pays Comtech, or causes Comtech to be paid, $21,675,000, substantially concurrently with such termination.

Comtech may also terminate the Merger Agreement at any time prior to the Effective Time as follows:
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In the event of a breach of any representation, warranty, covenant or agreement on the part of Gilat set forth in the Merger Agreement such that the conditions to Comtech’s obligation to close the Merger based on the accuracy of Gilat’s representations and warranties or its material performance of covenants would not be satisfied as of the Closing Date as a result of such breach, subject to customary cure periods (if curable); provided, that this right to terminate will not be available to

Comtech if Comtech is then in breach of any of its obligations under the Merger Agreement so as to result in the failure of certain conditions to Gilat’s obligations to close.
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Prior to the receipt of the approval of the Merger by Gilat’s shareholders in the event that a Triggering Event (as defined in below) shall have occurred.

A “Triggering Event” will be deemed to have occurred if, prior to obtaining approval of the Merger by Gilat’s shareholders, any of the following shall have occurred:
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the Gilat Board shall have made a Company Board Recommendation Change;

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Gilat shall have materially breached its obligations under Section 6.1 (No Solicitation) or Section 6.2 (Company Board Recommendation) of the Merger Agreement, which material breach either results in an Acquisition Proposal or prevents or would reasonably be expected to prevent the consummation of the transactions contemplated by the Merger Agreement; or

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the Gilat Board shall have failed to publicly recommend against any Acquisition Proposal within ten business days of Comtech’s request to do so (or such fewer number of days as remains prior to the Gilat Shareholder meeting) and/or reaffirm (publicly, if so requested) the Company Board Recommendation within ten business days of Comtech’s request to do so (or such fewer number of days as remains prior to the Gilat Shareholder meeting) (provided that Comtech shall not be permitted to make such request on more than one occasion in respect of each Acquisition Proposal and each material modification thereto).

Termination Fees
Gilat will be required to pay to Comtech a termination fee of  $21,675,000 by wire transfer of immediately available funds to an account or accounts designated in writing by Comtech if the Merger Agreement is terminated as follows:
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prior to the Gilat shareholder approval, by Gilat in order to enter into a definitive agreement with respect to a Superior Proposal pursuant to the Merger Agreement;

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by Comtech as a result of a Triggering Event;

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by (1) either party if the Gilat shareholders meeting is held and the approval of the Merger by the Gilat shareholders is not obtained, or (2) Comtech for Gilat’s breach of its covenants giving rise to the failure of certain conditions to Closing to be satisfied, but only if:

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following the execution and delivery of the Merger Agreement and prior to the date of the Gilat Shareholder meeting, an Acquisition Proposal has been publicly announced, has been publicly disclosed or has been otherwise publicly known to the Gilat Shareholders; and

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within 12 months following the termination of the Merger Agreement, Gilat enters into a contract with respect to any Acquisition Proposal and such Acquisition Proposal is thereafter consummated (which need not be the same Acquisition Proposal that was publicly made, disclosed or communicated before the Gilat Shareholder meeting) (however, for purposes of this provision, all references to “20%” in the definition of  “Acquisition Transaction” will be deemed to be references to “50%”); or

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by Gilat if the Effective Time has not occurred by the Termination Date (provided that prior to such termination all Regulatory Approvals have been obtained and there are no laws or orders that are in effect prohibiting the consummation of the Merger), but only if:

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following the execution and delivery of the Merger Agreement and prior to the date of the Gilat Shareholder meeting, an Acquisition Proposal has been publicly announced, has been publicly disclosed or has been otherwise publicly known to the Gilat shareholders, and in each case, has not been withdrawn; and

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within 12 months following the termination of the Merger Agreement, Gilat enters into a contract with respect to any Acquisition Proposal and such Acquisition Proposal is thereafter consummated (which need not be the same Acquisition Proposal that was publicly made, disclosed or communicated before the Gilat Shareholder meeting) (however, for purposes of this provision, all references to “20%” in the definition of  “Acquisition Transaction” will be deemed to be references to “50%”).
Amendments, Extensions and Waivers
The Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of Comtech, Merger Sub and Gilat, except that if the Merger Agreement has been approved by shareholders of Gilat in accordance with Israeli law, no amendment shall be made to the Merger Agreement that requires the approval of such shareholders of Gilat without such approval. Certain amendments, waivers or modifications to the Merger Agreement will require obtaining the prior written consent of third party financing sources that have committed to provide financing for the Merger.
At any time and from time to time prior to the Effective Time, any party or parties may, to the extent legally permitted and except as otherwise set forth in the Merger Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such party or parties contained therein or in any document delivered pursuant thereto; or (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties contained therein. Any agreement on the part of a party or parties to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under the Merger Agreement will not constitute a waiver of such right.
No Third Party Beneficiaries
Except as otherwise set forth in the Merger Agreement, the Merger Agreement is not intended to confer upon any other Person any rights or remedies thereunder, except for (i) the right of Gilat Shareholders and holders of Gilat Options to receive the consideration set forth in the Merger Agreement following the Effective Time; and (ii) the right of Gilat to pursue, on behalf of its shareholders and holders of Gilat Options, monetary damages in the event that (x) Comtech and Merger Sub do not consummate the Merger in willful breach of the Merger Agreement, and (y) Gilat is unable to enforce the remedy of specific performance; provided, however, that certain third party financing sources of the Merger will be express third party beneficiaries of and have the right to enforce their rights under certain sections of the Merger Agreement.
Specific Performance
The parties agree that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed by the parties in accordance with their specific terms or were otherwise breached. It is accordingly agreed, without posting bond or other undertaking, that each of the parties to the Merger Agreement will be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in any court of Israel, the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
Governing Law
The Merger Agreement and any dispute, controversy or claim arising out of, relating to or in connection with the Merger Agreement, the negotiation, execution, existence, validity, enforceability or performance of the Merger Agreement, or for the breach or alleged breach hereof  (whether in contract, in tort or otherwise) will be governed by and construed and enforced solely in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause application of the law of any jurisdiction other than the State of Delaware; provided, that provisions related to matters set forth in Article 2 of the Merger Agreement that relate to the effectuation of the Merger, and all other provisions of the Merger Agreement that are expressly or otherwise required to be governed by the laws of the State of Israel will be exclusively governed by the laws of the State of Israel; provided, further, that any claims related to the debt financing or involving the debt financing sources will be governed by and construed and enforced in accordance with the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following discussion is a summary of the material U.S. federal income tax consequences of the Merger that may be relevant to holders of Gilat Shares that are converted into the right to receive cash and shares of Comtech Common Stock pursuant to the Merger. This discussion is based upon the Code, Treasury Regulations promulgated under the Code (“Treasury Regulations”), court decisions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to holders who hold their Gilat Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
This discussion is for general information only and does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, except to the extent set forth in this summary, this discussion does not address:
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tax consequences that may be relevant to holders who may be subject to special treatment under U.S. federal income tax laws, such as financial institutions; tax-exempt organizations; S-corporations; any other entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or investors in pass-through entities; insurance companies; mutual funds; dealers in stocks and securities; traders in securities that elect to use the mark-to-market method of accounting for their securities; accrual method taxpayers who are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account for financial accounting purposes; regulated investment companies; real estate investment trusts; Non-U.S. Holders (as defined below) that qualify for benefits of an income tax treaty; or certain former citizens or long-term residents of the United States;

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tax consequences to holders who hold their Gilat Shares as part of a hedging, constructive sale or conversion, straddle or other risk reduction transaction;

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tax consequences to holders that received their Gilat Shares pursuant to the exercise of employee options or other compensation arrangements;

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tax consequences to U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar;

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tax consequences to holders who hold their common stock through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

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tax consequences to a holder who owns or has owned directly, indirectly or constructively, 10% or more of the voting ordinary shares of Gilat prior to the Merger;

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tax consequences to a holder of both Comtech Common Stock and Gilat Shares;

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any U.S. federal estate, gift or alternative minimum tax; or

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any state, local or non-U.S. tax consequences.

This summary does not address the tax treatment of any owner or beneficiary of a holder.
No opinion of counsel or ruling from the IRS has been or will be obtained regarding the U.S. federal income tax consequences of the Merger described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a holder would ultimately prevail in a final determination by a court.
THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY HOLDER. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Gilat Shares or, after completion of the Merger, Comtech Common Stock that is for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust (1) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in Section 7701(a)(30) of the Code; or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial owner of Gilat Shares or, after completion of the Merger, Comtech Common Stock that, for U.S. federal income tax purposes, is any holder that is not a U.S. Holder.
The Tax Treatment of the Merger
U.S. Holders
The Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder will recognize: (a) gain equal to the amount by which the sum of the amount of cash and the fair market value of the Comtech Common Stock received by the U.S. Holder in the Merger exceeds the U.S. Holder’s adjusted tax basis in the Gilat Shares surrendered by the U.S. Holder in the Merger; or (b) loss equal to the amount by which the U.S. Holder’s adjusted tax basis in the Gilat Shares surrendered by the U.S. Holder in the Merger exceeds the sum of the amount of cash and the fair market value of the Comtech Common Stock received by the U.S. Holder in the Merger. For U.S. federal income tax purposes, a U.S. Holder will recognize such gain or loss as long-term capital gain or loss if the U.S. Holder’s holding period in the Gilat Shares surrendered in the Merger is more than one year at the Effective Time of the Merger; otherwise, such gain or loss will be short-term capital gain or loss. Any long-term capital gain recognized by an individual or other non-corporate U.S. Holder in the Merger will be subject to a maximum U.S. federal income tax rate of 20% (subject to the discussion under “— 3.8% Net Investment Income Surtax” below). However, the deductibility of any capital loss recognized by a U.S. Holder in the Merger is subject to certain limitations. A U.S. Holder who or that acquired different blocks of Gilat Shares at different times or different prices must determine its adjusted tax basis and holding period separately with respect to each block of Gilat Shares.
For U.S. federal income tax purposes, a U.S. Holder’s tax basis in the shares of Comtech Common Stock received by the U.S. Holder in the Merger will equal the fair market value of such shares at the time of the Merger, and the holding period of such shares will commence on the day after the Merger.
The foregoing discussion assumes that Gilat is not currently, and has not been, a “passive foreign investment company” within the meaning of Section 1297 of the Code for U.S. federal income tax purposes (“PFIC”). In the Merger Agreement, Gilat has represented that neither it nor any of its Subsidiaries was a PFIC as of the end of 2018, and Gilat believes that it is not, and has never been, a PFIC. In general, the test for determining whether Gilat is or has been a PFIC is applied annually and is based on the composition of income and assets of Gilat and certain of its affiliates for such taxable year. If Gilat were a PFIC in the current taxable year or in any prior taxable year in which a U.S. Holder has held Gilat Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such shares, including an exchange of such shares pursuant to the Merger, unless such U.S. Holder has in effect certain elections. U.S. Holders should consult their own tax advisors concerning whether Gilat is or has been a PFIC for any taxable year during which such U.S. Holder has owned shares and the tax consequences of exchanging shares pursuant to the Merger.
Non-U.S. Holders
Subject to the discussion under “Information Reporting and Backup Withholding” below, generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized by the Non-U.S. Holder in the Merger unless such gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States. Any such gain generally will be subject to U.S. federal income tax in the same manner as if such Holder were a U.S. Holder, as described above under “— U.S. Holders.” In addition, gain of a Non-U.S. Holder who is a nonresident alien individual present in the United States for more than 182 days in the taxable year in which the Merger is consummated, if certain other requirements are met, generally will be taxed at a 30% U.S. federal income tax rate, but may be offset by U.S.-source capital losses of the Non-U.S. Holder, if any, provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. A Non-U.S. Holder that is a corporation also may be subject to a U.S. federal branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Ownership and Disposition of Comtech Common Stock Received in the Merger — U.S. Holders
Distributions on the Comtech Common Stock
The gross amount of a distribution paid by Comtech to a U.S. Holder with respect to the U.S. Holder’s Comtech Common Stock will be treated as a dividend for U.S. federal income tax purposes to the extent of Comtech’s current-year and accumulated earnings and profits (as determined for U.S. federal income tax purposes) and includable in a U.S. Holder’s gross income on the date of receipt. Distributions paid by Comtech to a U.S. Holder with respect to the U.S. Holder’s Comtech Common Stock in excess of Comtech’s current-year and accumulated earnings and profits will be treated for U.S. federal income tax purposes first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the Comtech Common Stock and will reduce (but not below zero) such basis. A distribution in excess of the U.S. Holder’s tax basis in the Comtech Common Stock will be treated for U.S. federal income tax purposes as capital gain realized by the U.S. Holder on the sale or exchange of such Comtech Common Stock.
Generally, dividends paid with respect to the Comtech Common Stock to a non-corporate U.S. Holder will be treated as “qualified dividend income,” which is taxable at preferential rates provided that certain holding period and other requirements are satisfied.
Sale, Exchange, or Other Taxable Disposition of Comtech Common Stock
In general, the sale, exchange, or other disposition of Comtech Common Stock will result in taxable gain or loss to a U.S. Holder equal to the difference between (i) the amount of cash plus the fair market value of any other property received by such U.S. Holder in the sale, exchange, or other disposition, and (ii) such U.S. Holder’s adjusted basis in the Comtech Common Stock. Gain or loss recognized on the sale, exchange, or other disposition of Comtech Common Stock will generally be capital gain or loss and will be long-term capital gain or loss if the Comtech Common Stock have been held for more than one year at the time of the sale, exchange, or other disposition, and short-term capital gain or loss otherwise. Long-term capital gains of non-corporate U.S. Holders generally are subject to a maximum 20% U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.
3.8% Net Investment Income Surtax
Section 1411 of the Code imposes a 3.8% surtax on the “net investment income” of certain U.S. persons who are citizens and resident aliens, and on the undistributed “net investment income” of certain U.S. estates and trusts. “Net investment income” generally would include net gains in respect of the Merger, and dividends or net gains received in connection with a U.S. Holder’s ownership or disposition of Comtech Common Stock, less deductions allocable to such income. U.S. Holders should consult their own tax advisors as to its potential applicability to their individual circumstances.
Ownership and Disposition of Comtech Common Stock Received in the Merger — Non-U.S. Holders
Distributions on the Comtech Common Stock
The gross amount of a distribution paid with respect to the Comtech Common Stock will be treated as a dividend for U.S. federal income tax purposes to the extent of Comtech’s current-year and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends paid to a Non-U.S.

Holder generally will be subject to a 30% U.S. federal withholding tax (except to the extent reduced by an applicable income tax treaty). However, dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends will be taxed on a net income basis in the same manner as if the Non-U.S. Holder were a “U.S. person.”
Sale, Exchange, or Other Taxable Disposition of Comtech Common Stock
A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of the Non-U.S. Holder’s Comtech Common Stock, unless such Non-U.S. Holder is a nonresident alien individual who is present in the United States for more than 182 days in the taxable year of such sale, exchange or disposition, and certain other conditions are satisfied.
FATCA
Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) generally impose a 30% U.S. federal withholding tax on certain gross amounts of income not effectively connected with a U.S. trade or business paid to certain “foreign financial institutions” and certain other U.S. owned “non-financial foreign entities,” unless certain due diligence, information reporting, and disclosure requirements are satisfied. Amounts subject to withholding tax under these rules generally include (i) gross U.S.-source dividend and interest income, (ii) gross proceeds from the sale of property that produces U.S.-source dividend or interest income, and (iii) foreign pass-through payments; however, proposed U.S. Treasury regulations would eliminate the withholding requirement on gross proceeds and generally would suspend withholding on “foreign pass-through payments” until two years after the publication of final U.S. Treasury regulations addressing such foreign pass-through payments. Taxpayers may rely on these proposed regulations. To avoid withholding under FATCA, holders will be required to provide information to Comtech pursuant to certain requirements. If a holder fails to comply with applicable requirements of FATCA or another information exchange regime, Comtech and any of its affiliates may implement remedial measures to avoid withholding taxes or other penalties.
Information Reporting and Backup Withholding
Information reporting and backup withholding (at a U.S. federal tax rate of 24% under current law) may apply to proceeds received by a U.S. Holder pursuant to the Merger or to other distributions in respect of the Comtech Common Stock. Backup withholding generally will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 (or a substitute or successor form) or who otherwise establishes an exemption from backup withholding. Non-U.S. Holders may be required to comply with certification and identification procedures to establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Each holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

MATERIAL ISRAELI TAX CONSEQUENCES
Following is a discussion of certain tax consequences of the Merger under Israeli tax laws to holders of Gilat Shares. Gilat has requested tax rulings from the Israel Tax Authority with respect to (i) exemption of Gilat shareholders who are non-Israeli residents and who meet certain conditions from withholding of Israeli tax on payments of the Merger Consideration payable to them, (ii) deferral of the obligation of Israeli tax resident holders of Gilat Shares to pay Israeli tax on the exchange of the Gilat Shares for Comtech common stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Gilat Options and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO. If and when these tax rulings are finalized, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the tax rulings. There can be no assurance that such rulings will be granted before the Closing or at all, or that if obtained, such rulings will be granted under the conditions requested by Gilat.
Israeli Capital Gains Tax
As a consequence of the Merger, holders of Gilat Shares will be treated under Israeli tax laws as having sold their Gilat Shares in the Merger.
When an Israeli company is sold, regardless of whether the consideration for the sale of shares is cash or stock, its shareholders are generally subject to Israeli taxation.
The ITO distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.
The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals (and if such individual is holding or is entitled to purchase, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, one of the following: (i) at least ten percent of the issued and outstanding Gilat Shares, (ii) at least ten percent of the voting rights of Gilat, (iii) the right to receive at least ten percent of Gilat’s profits or its assets upon liquidation, (iv) the right to appoint a manager/director, or (v) the right to instruct any other person to do any of the foregoing (a “Major Stockholder”) on the date of sale or on any date falling within the 12 month period preceding that date of sale, such Major Stockholder would be subject to Israeli taxation at a rate of 30%) and 23% for corporations. An additional tax at a rate of three percent on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. The Inflationary Surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.
Shareholders of a company, such as Gilat, whose shares are traded on the Tel Aviv Stock Exchange or on a regulated market outside of Israel, who are non-Israeli residents and purchased their shares after the listing of Gilat’s shares on the TASE or said regulated market outside of Israel, whichever is earlier (which means, in the case of Gilat, non-Israeli residents who purchased Gilat Shares after March 26, 1993), would generally be exempt from Israeli capital gains tax, provided that certain conditions are met (e.g., including that the capital gain is not realized through a permanent establishment that the non-Israeli resident shareholder maintains in Israel).
However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
In addition, the sale of Gilat Shares by a non-Israeli resident may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate or ruling from the Israel Tax Authority allowing for an exemption or a reduced tax rate). Under the Convention between the Government of the State of Israel and the

Government of the United States of America with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), Israeli capital gains tax generally will not apply to the disposition of securities by a “resident of the United States” (as defined in the U.S.-Israel Tax Treaty) (a “U.S. Treaty Resident”) who holds the securities as a capital asset and is entitled to claim the benefits afforded to such person by the treaty. However, such exemption will not apply if  (i) the capital gain arising from such disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such disposition is attributed to royalties; (iii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident that is maintained in Israel, under certain terms, (iv) the U.S. Treaty Resident holds, directly or indirectly, securities representing 10% or more of the voting rights during any part of the 12-month period preceding the effective time of the sale, subject to certain conditions; or (v) the U.S. Treaty Resident, if an individual, was physically present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year.
Other countries are party to tax treaties with Israel that, subject to the provisions of those treaties, may exempt a non-Israeli resident stockholder from Israeli tax. You are urged to consult with your own tax advisor regarding the applicability of these tax treaties to you and your receipt of Merger Consideration.
You are urged to consult with your own tax advisor for a full understanding of the Israeli tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws or tax treaties.
Israeli Tax Withholding
Whether or not a particular shareholder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Gilat of a tax ruling from the Israel Tax Authority prior to closing of the Merger, all Gilat shareholders will be subject to Israeli tax withholding at the rate of 25% (for individuals) and 23% (for corporations) on the gross Merger Consideration (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and Comtech or the exchange agent will withhold and deduct from the Cash Merger Consideration an amount equal to 25%, 23% or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross Merger Consideration received by such shareholder.
Gilat filed requests for tax rulings from the Israel Tax Authority with respect to (i) exemption from withholding of Israeli tax on payments of Merger Consideration paid to Gilat shareholders who are non-Israeli residents and who meet certain conditions, (ii) deferral of the obligation of Israeli tax resident holders of Gilat Shares, to pay Israeli tax on the exchange of the Gilat Shares for Comtech common stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment to holders of Gilat Options and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO.
There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by Gilat.
Exemptions from Israeli tax withholding (or a reduced tax rate) may also be available to certain holders of Gilat Shares under relevant tax treaties with Israel or under certain provisions of the ITO.
Regardless of whether Gilat obtains tax rulings from the Israel Tax Authority, any holder of Gilat Shares who believes that it is entitled to such an exemption (or a reduced tax rate) may separately apply to the Israel Tax Authority to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling to the exchange agent at least five business days prior to the date that is 180 days following the Closing Date. If Comtech or the exchange agent receive a valid exemption certificate or tax ruling (as determined in Comtech’s or the exchange agent’s discretion) at least five business days prior to the date that is 180 days following the Closing Date, then the withholding (if any) of any amounts under the ITO, from the consideration payable shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling. The validity of such certificate of exemption or ruling will be determined in Comtech’s or the exchange agent’s discretion.

The Israeli tax withholding consequences of the Merger to Gilat shareholders and holders of Gilat Options and shares issued subject to Section 102 of the ITO may vary depending upon the particular circumstances of each shareholder or holder of Gilat Options and shares issued subject to Section 102 of the ITO, as applicable, and the final tax rulings issued by the Israel Tax Authority. To the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability.
The determination of whether a person is deemed a “resident of Israel” may be based on a Declaration of Status form for Israeli tax purposes to be completed by each shareholder. If so required by the tax ruling, a form of such Declaration of Status shall be provided to each shareholder.
Shareholders who received or acquired their Gilat Shares or were granted Options under one or more of the Gilat equity-based incentive plans, or otherwise as compensation for employment or services provided to Gilat, may be subject to different tax rates.
As noted, Gilat also filed requests for tax rulings from the Israel Tax Authority with respect to the tax withholding and other Israeli tax treatment applicable in respect of the Merger to holders of Gilat Options and shares subject to Section 102 of the ITO (the “Option Tax Ruling”).
The Option Tax Ruling, if obtained, would confirm, among other things that:
•
the conversion by Comtech of the unvested Gilat Options to Comtech restricted stock units will not be considered as a sale of such Gilat Options and, accordingly will not be subject to any Israeli tax withholding at Closing, and the statutory holding period under Section 102 of the ITO will continue uninterrupted from the original date of grant and will not recommence as a result of the assumption; and

•
the statutory holding period with respect to vested Gilat Options and shares, which at the time of the Closing are subject to the statutory holding period under Section 102 of the ITO will continue uninterrupted from the original date of grant and will not recommence as a result of the transactions contemplated by the Merger Agreement, and that the payment of any consideration with respect to such Gilat Options and shares will not constitute a violation of Section 102 of the ITO; provided that the consideration paid to the holders of such Gilat Options and shares is deposited with the 102 Trustee, for the duration of the statutory holding period.

If no tax ruling is obtained for holders of Gilat Options and shares subject to Section 102 of the ITO, such holders will be subject to Israeli tax withholding on the gross Merger Consideration at the fixed rate of 25% or at such holders’ marginal tax rates under Israeli law for ordinary income, and may be also subject to withholding for national insurance contributions, depending on the specific circumstances of such holders and the terms and the timing of the grants of Gilat Options or shares to such holders. In such event, Comtech, the exchange agent or the 102 Trustee will withhold and deduct from the Cash Merger Consideration at such rates on the gross Merger Consideration received as explained above.
The Israeli tax rulings mentioned above may not be obtained or may contain such provisions, terms and conditions as the Israel Tax Authority may prescribe, which may be different from those detailed above. Certain categories of shareholders are expected to be excluded from the scope of any eventual ruling granted by the Israel Tax Authority, and the final determination of the type of holders of Gilat Shares who will be included in such categories will be based on the outcome of the ongoing discussions with the Israel Tax Authority. If Comtech or the exchange agent deducts any amount from the Merger Consideration payable to you in respect of Israeli withholding tax obligations, you should consult your tax advisor concerning the possibility of obtaining a refund from the Israel Tax Authority of any such withheld amounts.

ACCOUNTING TREATMENT
Comtech prepares its financial statements under existing GAAP standards, which are subject to change and interpretation. The Merger will be accounted for using the acquisition method of accounting with Comtech being considered the acquiror of Gilat for accounting purposes. This means that Comtech will allocate the purchase price to the fair value of Gilat’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following sets forth certain unaudited pro forma condensed combined financial information giving effect to the (1) merger of Merger Sub with and into Gilat, with Gilat continuing as the surviving corporation, under the terms of the Merger Agreement that is described in this proxy statement/prospectus and (2) related financing of the transaction, and the adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial information also gives effect to the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.
Comtech and Gilat have different fiscal years, with Comtech’s fiscal year end of July 31 and Gilat’s fiscal year end of December 31. The unaudited pro forma condensed combined balance sheet as of January 31, 2020 combines the historical unaudited condensed consolidated balance sheet of Comtech as of January 31, 2020, and the historical audited consolidated balance sheet of Gilat as of December 31, 2019, giving effect to the planned Merger and the related financing of the transaction as if it had been consummated on January 31, 2020. The unaudited pro forma condensed combined statement of operations for the six months ended January 31, 2020 was prepared using Comtech’s historical unaudited condensed consolidated statement of operations for the six months ended January 31, 2020, Gilat’s historical audited consolidated statement of operations for its fiscal year ended December 31, 2019 and Gilat’s historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2019. The unaudited pro forma condensed combined statement of operations for the fiscal year ended July 31, 2019 was prepared using Comtech’s historical audited consolidated statement of operations for the fiscal year ended July 31, 2019, Gilat’s historical audited consolidated statement of operations for its fiscal year ended December 31, 2018 and its historical unaudited condensed consolidated statements of operations for the six months ended June 30, 2019 and June 30, 2018. Each of the unaudited pro forma condensed combined statement of operations for the six months ended January 31, 2020 and for the fiscal year ended July 31, 2019 give effect to the Merger and the related financing of the transaction as if it had been consummated on August 1, 2018, the beginning of Comtech’s most recently completed fiscal year.
The unaudited pro forma condensed combined financial statements do not include any assumptions regarding cost-saving synergies and are not intended to represent or be indicative of Comtech’s consolidated results of operations or financial position that would have been reported had the acquisition of Gilat been completed as of the dates presented, and should not be taken as a representation of Comtech’s future consolidated results of operations or financial position.
Except for certain reclassifications and adjustments, which are also described in the accompanying notes to these unaudited pro forma condensed combined financial statements, there were no adjustments to conform Gilat’s accounting policies to Comtech’s accounting policies because such adjustments were considered immaterial for each of the respective periods presented.
The unaudited pro forma condensed combined financial statements should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma condensed combined financial statements;

•
the separate historical consolidated financial statements of Comtech as of and for the fiscal year ended July 31, 2019, included in Comtech’s Annual Report on Form 10-K for the fiscal year ended July 31, 2019 and incorporated by reference into this proxy statement/prospectus;

•
the separate historical unaudited condensed consolidated financial statements of Comtech as of and for the six months ended January 31, 2020, included in Comtech’s Quarterly Report on Form 10-Q for the period ended January 31, 2020 and incorporated by reference into this proxy statement/prospectus;

•
the separate historical consolidated financial statements of Gilat as of and for the fiscal year ended December 31, 2019, included in Gilat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and incorporated by reference into this proxy statement/prospectus;

•
the separate historical unaudited condensed consolidated financial statements of Gilat as of and for the six months ended June 30, 2019 and June 30, 2018, included in Gilat’s Form 6-K filed with the SEC on September 26, 2019 and incorporated by reference into this proxy statement/prospectus;

•
other information contained or incorporated by reference into this proxy statement/prospectus.

In connection with the acquisition of Gilat, Comtech expects to incur transaction related expenses, including certain compensatory and other Merger related payments, professional fees and debt related costs. Comtech preliminarily estimates that these expenses will approximate $28,104,000, some of which are expected to be immediately expensed upon closing, some expensed over time after the closing and some capitalized in accordance with various FASB Accounting Standard Codification (“ASC”) guidance. Pursuant to accounting rules, the acquisition is expected to result in a material increase in annual amortization expense related to intangibles and possible other fair value adjustments. Gilat’s merger related costs are preliminarily estimated to approximate $7,000,000, all of which are expected to be incurred prior to the acquisition. Additional costs, including those not currently contemplated, may be incurred by either Comtech or Gilat before or after the closing of the Merger and would be expensed before or in the post combination financial statements. A portion of Comtech and Gilat’s expenses are not expected to be tax deductible.
These merger costs relate directly to the transaction; however, to the extent that they are material and nonrecurring, they were not included in the unaudited pro forma condensed combined statements of operations for the six months ended January 31, 2020 or fiscal year ended July 31, 2019.
The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the operating results of the combined company. The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the Merger have been prepared in accordance with business combination accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, and reflect the preliminary estimated allocation of the purchase price to the acquired assets and liabilities based upon a preliminary estimate of fair values, using available information and the assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements.
The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the Merger actually occurred on the dates indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. The unaudited pro forma adjustments are based upon available information and certain assumptions that Comtech believes are reasonable under the circumstances. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial information.

COMTECH TELECOMMUNICATIONS CORP.
AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Balance Sheet
As of January 31, 2020
	Comtech January 31, 2020	Gilat December 31, 2019	Pro Forma Adjustments (See Note 6)		Pro Forma Combined (See Note 7)
Assets
Current assets:
Cash and cash equivalents	$46,471,000	$74,778,000	$(76,249,000)	(A)	$45,000,000
Restricted cash	—	27,067,000	—		27,067,000
Accounts receivable, net	147,983,000	71,429,000	(195,000)	(I)	219,217,000
Inventories, net	74,064,000	27,203,000	—		101,267,000
Prepaid expenses and other current assets	21,052,000	23,007,000	—		44,059,000
Total current assets	289,570,000	223,484,000	(76,444,000)		436,610,000
Property, plant and equipment, net	27,390,000	82,584,000	35,000,000	(B)	144,974,000
Operating lease right-of-use assets, net	33,062,000	5,211,000	—		38,273,000
Goodwill	328,476,000	43,468,000	100,561,000	(C)	472,505,000
Intangibles with finite lives, net	264,255,000	1,523,000	144,077,000	(B)	409,855,000
Deferred financing costs, net	2,759,000	—	9,000,000	(F)	11,759,000
Severance pay funds	—	6,831,000	—		6,831,000
Deferred tax assets, non-current	—	18,455,000	(18,455,000)	(G)	—
Other assets, net	4,430,000	10,280,000	—		14,710,000
Total assets	$949,942,000	$391,836,000	$193,739,000		$1,535,517,000
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$27,250,000	20,725,000	(195,000)	(I)	$47,780,000
Accrued expenses and other current liabilities	84,511,000	66,742,000	6,882,000	(F)	158,135,000
Operating lease liabilities, current	9,259,000	1,977,000	—		11,236,000
Finance lease and other obligations, current	464,000	—	—		464,000
Dividends payable	2,432,000	—	—		2,432,000
Contract liabilities	38,929,000	27,220,000	(1,594,000)	(B)	64,555,000
Current portion of long-term debt	—	4,096,000	(4,096,000)	(A)	—
Interest payable	325,000	195,000	(520,000)	(A)	—
Total current liabilities	163,170,000	120,955,000	477,000		284,602,000
Non-current portion of long-term debt	158,000,000	4,000,000	349,930,000	(A)	511,930,000
Operating lease liabilities, non-current	26,431,000	3,258,000	—		29,689,000
Income taxes payable	2,874,000	—	—		2,874,000
Deferred tax liability, net	18,758,000	—	19,876,000	(G)	38,634,000
Accrued severance pay	—	7,061,000	—		7,061,000
Long-term contract liabilities	12,458,000	2,866,000	—		15,324,000
Other liabilities	17,048,000	108,000	—		17,156,000
Total liabilities	398,739,000	138,248,000	370,283,000		907,270,000
Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	3,975,000	2,643,000	(2,171,000)	(H)	4,447,000
Additional paid-in capital	563,834,000	927,348,000	(842,482,000)	(H)	648,700,000
Retained earnings (accumulated deficit)	425,243,000	(671,355,000)	663,061,000	(H)	416,949,000
Accumulated other comprehensive loss	—	(5,048,000)	5,048,000	(H)	—
	993,052,000	253,588,000	(176,544,000)		1,070,096,000
Less:
Treasury stock, at cost	(441,849,000)	—	—		(441,849,000)
Total stockholders’ equity	551,203,000	253,588,000	(176,544,000)		628,247,000
Total liabilities and stockholders’ equity	$949,942,000	$391,836,000	$193,739,000		$1,535,517,000

See accompanying notes to unaudited pro forma condensed combined financial statements.

COMTECH TELECOMMUNICATIONS CORP.
AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Statement of Operations
For the six months ended January 31, 2020
	Six months ended:		Pro Forma Adjustments (See Note 6)		Pro Forma Combined (See Note 7)
	Comtech January 31, 2020	Gilat December 31, 2019
Net sales	$331,921,000	$141,698,000	$(629,000)	(I)	$472,990,000
Cost of sales	207,752,000	91,376,000	(601,000)	(B,I)	298,527,000
Gross profit	124,169,000	50,322,000	(28,000)		174,463,000
Expenses:
Selling, general and administrative	61,225,000	19,188,000	143,000	(B)	80,556,000
Research and development, net of grants	28,601,000	14,786,000	53,000	(B)	43,440,000
Amortization of intangibles . .	10,435,000	—	3,524,000	(B)	13,959,000
Acquisition plan expenses	8,414,000	118,000	(5,019,000)	(F)	3,513,000
	108,675,000	34,092,000	(1,299,000)		141,468,000
Operating income	15,494,000	16,230,000	1,271,000		32,995,000
Other expenses:
Interest expense	3,420,000	1,894,000	9,311,000	(D,E)	14,625,000
Interest (income) and other . .	(71,000)	(677,000)	194,000	(J)	(554,000)
Income before provision for (benefit from) income taxes	12,145,000	15,013,000	(8,234,000)		18,924,000
Provision for (benefit from) income taxes	2,262,000	(15,296,000)	(3,048,000)	(K)	(16,082,000)
Net income	$9,883,000	$30,309,000	$(5,186,000)		$35,006,000
Net income per share:
Basic . . . . . . . . . . . . . . . . . . . . . . . .	$0.40				$1.19
Diluted . . . . . . . . . . . . . . . . . . . . . . .	$0.40				$1.18
Weighted average number of common shares outstanding – basic . . . . . . . . .	24,607,000		4,723,000	(H)	29,330,000
Weighted average number of common and common equivalent shares outstanding – diluted	24,904,000		4,723,000	(H)	29,627,000
See accompanying notes to unaudited pro forma condensed combined financial statements.

COMTECH TELECOMMUNICATIONS CORP.
AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Statement of Operations
For the fiscal year ended July 31, 2019
	Twelve months ended:		Pro Forma Adjustments (See Note 6)		Pro Forma Combined (See Note 7)
	Comtech July 31, 2019	Gilat June 30, 2019
Net sales	$671,797,000	$254,303,000	$(2,169,000)	(B,I)	$923,931,000
Cost of sales	424,357,000	158,540,000	(2,189,000)	(B,I)	580,708,000
Gross profit	247,440,000	95,763,000	20,000		343,223,000
Expenses:
Selling, general and administrative	128,639,000	40,440,000	286,000	(B)	169,365,000
Research and development, net of grants	56,407,000	32,501,000	105,000	(B)	89,013,000
Amortization of intangibles	18,320,000	—	7,047,000	(B)	25,367,000
Settlement of intellectual property litigation	(3,204,000)	—	—		(3,204,000)
Acquisition plan expenses	5,871,000	—	—		5,871,000
	206,033,000	72,941,000	7,438,000		286,412,000
Operating income	41,407,000	22,822,000	(7,418,000)		56,811,000
Other expenses:
Interest expense	9,245,000	4,224,000	17,949,000	(D,E)	31,418,000
Write-off of deferred financing costs	3,217,000	—	—		3,217,000
Interest (income) and other	35,000	(714,000)	645,000	(J)	(34,000)
Income before provision for (benefit from) income taxes . . . . . . . . . . . .	28,910,000	19,312,000	(26,012,000)		22,210,000
Provision for (benefit from) income taxes	3,869,000	(864,000)	(5,983,000)	(K)	(2,978,000)
Net income	$25,041,000	$20,176,000	$(20,029,000)		$25,188,000
Net income per share:
Basic	$1.04				$0.87
Diluted	$1.03				$0.87
Weighted average number of common shares outstanding – basic	24,124,000		4,723,000	(H)	28,847,000
Weighted average number of common and common equivalent shares outstanding – diluted	24,302,000		4,723,000	(H)	29,025,000
See accompanying notes to unaudited pro forma condensed combined financial statements.

1.
Basis of Unaudited Pro Forma Presentation.

On January 29, 2020, Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), entered into an Agreement and Plan of Merger (“Merger Agreement”) with Gilat Satellite Networks Ltd., a company organized under the laws of the State of Israel (“Gilat”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Comtech (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Gilat, with Gilat continuing as the surviving corporation (the “Merger”).
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of Gilat, nominal value NIS 0.20 per share, issued and outstanding immediately prior to the Effective Time will be converted into the right to receive (i) $7.18 in cash, without interest, and (ii) 0.08425 of a share of Comtech common stock, par value $0.10 per share (“Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock.
The unaudited pro forma condensed combined balance sheet, as of January 31, 2020, and the unaudited pro forma condensed combined statements of operations for the six months ended January 31, 2020 and for the fiscal year ended July 31, 2019, presented herein, are based on the historical financial statements of Comtech and Gilat. Because of different fiscal period ends, and in accordance with the SEC’s 93-day conformity rule, information is presented as outlined below:
•
The unaudited pro forma condensed combined balance sheet as of January 31, 2020 is presented as if Comtech’s acquisition of Gilat had occurred on January 31, 2020 and combines the historical balance sheet of Comtech as of January 31, 2020 with the historical balance sheet of Gilat as of December 31, 2019.

•
The unaudited pro forma condensed combined statement of operations for the six months ended January 31, 2020 is presented as if Comtech’s acquisition of Gilat had occurred on August 1, 2018, and combines Comtech’s historical statement of operations for the six months ended January 31, 2020 with Gilat’s historical statement of operations for the six months ended December 31, 2019. Gilat’s historical statement of operations for the six months ended December 31, 2019 was derived by deducting Gilat’s historical results of operations for the six months ended June 30, 2019 from Gilat’s historical results of operations for the calendar year ended December 31, 2019.

•
The unaudited pro forma condensed combined statement of operations for the fiscal year ended July 31, 2019 is presented as if Comtech’s acquisition of Gilat had occurred on August 1, 2018, and combines Comtech’s historical statement of operations for the fiscal year ended July 31, 2019 with Gilat’s historical statement of operations for the trailing twelve months ended June 30, 2019. Gilat’s historical statement of operations for the trailing twelve months ended June 30, 2019 was derived by taking Gilat’s historical results of operations for the calendar year ended December 31, 2018, deducting Gilat’s historical results of operations for the six months ended June 30, 2018 and adding Gilat’s historical results of operations for the six months ended June 30, 2019.

Comtech accounts for business combinations in accordance with Financial Accounting Standards Board Accounting Standards Codification 805, “Business Combinations” (“ASC 805”).
2.
Significant Accounting Policies

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in Comtech’s audited financial statements as of July 31, 2019. Management has determined that no significant adjustments are necessary to conform Gilat’s financial statements to the accounting policies used by Comtech in the preparation of the unaudited pro forma condensed combined financial information. Certain reclassifications have been reflected in the pro forma adjustments to conform Gilat’s presentation to Comtech’s in the unaudited pro forma condensed combined balance sheet and statement of operations. These reclassifications have no material effect on previous reported total assets, total liabilities and shareholders’ equity, or income from continuing operations of Comtech or Gilat. However, the pro forma financial statements may not reflect all the adjustments necessary to conform the accounting policies of Gilat to those of Comtech as Comtech is still in the process of conforming the accounting policies of Gilat to those of Comtech as of the date of this proxy statement/ prospectus.

3.
Gilat Acquisition Related Credit Facility

In connection with the Merger Agreement, Comtech entered into a debt commitment letter (the “Commitment Letter”), dated as of January 29, 2020, with Citibank, N.A., Manufacturers and Traders Trust Company, Santander Bank, N.A., BMO Harris Bank, N.A., Regions Bank, Israel Discount Bank of New York and Goldman Sachs Bank USA (collectively, the “Commitment Parties”), pursuant to which, among other things, the Commitment Parties have committed to provide Comtech with a senior secured credit facility in an aggregate principal amount of  $800,000,000 to finance, in part, the acquisition of Gilat (collectively, the “Gilat Acquisition Related Credit Facility”). The Commitment Parties’ commitment to provide the Gilat Acquisition Related Credit Facility is subject to various conditions, including: (i) consummation of the Merger in accordance with the Merger Agreement; (ii) the negotiation and execution of definitive documentation consistent with the Commitment Letter; (iii) delivery of certain audited, unaudited and pro forma financial statements; (iv) the absence of a material adverse effect on Gilat; (v) the accuracy of specified representations and warranties of Gilat in the Merger Agreement and specified representations and warranties of Comtech to be set forth in the definitive loan documents; (vi) the repayment of certain outstanding Gilat debt; and (vii) other customary closing conditions.
As of January 31, 2020, Comtech had $46,471,000 of cash and cash equivalents and debt of $158,000,000. As of December 31, 2019, Gilat had $74,778,000 of unrestricted cash and cash equivalents and debt of  $8,096,000 (consisting of outstanding loans). Comtech expects to fund the acquisition and related transaction costs by redeploying a portion of the $121,249,000 of pro forma combined cash and cash equivalents plus additional cash expected to be generated prior to closing, and by drawing on the $800,000,000 Gilat Acquisition Related Credit Facility. Comtech expects that the cash interest rate on this facility will approximate 3.0% to 4.0% on an annual basis, before any origination fees. Furthermore, Comtech expects the terms of the facility will be based on a net leverage ratio. The exact terms of the Gilat Acquisition Related Credit Facility will be finalized at or prior to the closing of the acquisition.
4.
Calculation of Estimated Preliminary Aggregate Purchase Price for Accounting Purposes.

As more fully described in the terms of the Merger Agreement and in the section above, Comtech will acquire Gilat’s ordinary shares in a cash and stock transaction. Each Gilat ordinary share will be converted into the right to receive: (i) $7.18 in cash, without interest, and (ii) 0.08425 of a share of Comtech Common Stock, with cash payable in lieu of fractional shares of Comtech Common Stock. The following table presents the total preliminary aggregate purchase price for accounting purposes as of March 19, 2020:
	Gilat Shares	Preliminary Aggregate Purchase Price
Common stock outstanding	55,493,000	$482,791,000
Net settlement of vested stock-based awards	650,000	5,657,000
Total		$488,448,000
Total cash consideration		$403,110,000
Total stock consideration		85,338,000
		$488,448,000
The final estimated Merger Consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in Comtech’s common stock price up to the closing date of the Merger. A sensitivity analysis related to the fluctuation in Comtech’s common stock price was performed to assess the impact a hypothetical 10.0% or 25.0% change would have on the estimated dollar value of the Merger Consideration and goodwill as of the closing date of the Merger. Such sensitivity analysis was based on Comtech’s 10-day volume weighted-average stock price of  $18.07 as of March 19, 2020. A hypothetical 10.0% or 25.0% change in Comtech’s common stock price is not expected to materially impact the number of shares of Comtech’s common stock issued in the Merger.

The following table shows the change in per share price of Comtech’s common stock, estimated dollar value of the Merger Consideration and goodwill:
Change in Stock Price	Stock Price	Estimated $ Value of the Merger Consideration	Goodwill
Increase of 25.0%	$22.59	$510,140,000	$156,327,000
Increase of 10.0%	$19.88	$497,010,000	$148,895,000
Decrease of 10.0%	$16.26	$479,885,000	$139,316,000
Decrease of 25.0%	$13.55	$466,755,000	$131,961,000
Due to a fixed exchange ratio under the Merger Agreement with Gilat, changes in the price of Comtech’s common stock will not materially impact the number of shares to be issued to Gilat shareholders as merger consideration.
5.
Allocation of Preliminary Aggregate Purchase Price for Accounting and Financial Reporting Purposes.

The unaudited pro forma condensed combined financial statements allocate a portion of the preliminary aggregate purchase price in excess of the fair value of Gilat’s net tangible assets to goodwill and the remaining amount to intangible assets (net of deferred taxes) to be amortized on a straight-line basis over an approximate 22 year weighted-average estimated useful life. The allocation was made using preliminary estimates based on available information, certain assumptions and preliminary valuation work and will likely change upon finalization of the fair values of assets acquired and liabilities assumed. Use of different estimates and judgments could yield materially different results. The following table reconciles the net book value of Gilat’s assets and liabilities at December 31, 2019 to the total estimated preliminary aggregate purchase price for accounting purposes:
Total net book value of net assets at December 31, 2019	$253,588,000
Elimination of Gilat’s pre-existing goodwill and intangibles:
Goodwill	(43,468,000)
Acquired intangibles, net	(1,523,000)
Net book value of net tangible assets at December 31, 2019	208,597,000
		Estimated Useful Life
Preliminary estimated fair value adjustments to net book value of net tangible assets:
Plant, property and equipment increase – Buildings	24,500,000	35 years
Plant, property and equipment increase – Land	10,500,000	Indefinite
Contract liability decrease	1,594,000
Accrued expenses and other current liabilities increase (see Note 6(F))	(6,882,000)
Deferred tax liabilities, net related to above adjustments	(6,002,000)
Preliminary estimated fair value of net tangible assets at December 31, 2019	232,307,000
Preliminary estimated fair value of identifiable intangibles:
Intangible assets	145,600,000	22 years
Deferred tax liabilities related to newly acquired intangibles	(33,488,000)
Total estimated fair value of identifiable net assets at December 31, 2019	344,419,000
Goodwill	144,029,000	Indefinite
Total preliminary aggregate purchase price for accounting purposes	$488,448,000
The net book value of Gilat’s assets and liabilities not adjusted for in the above table were assumed to approximate fair value. Given that the Merger has not yet been consummated, Comtech is unable to finalize most aspects of the preliminary purchase price allocation at this time, including the identification and assignment of fair values to individual tangible and intangible assets, contingent assets or liabilities and remaining estimated useful lives. Management expects that the estimated preliminary aggregate purchase price allocation will be finalized within one year of the date that the acquisition closes.
6.
Pro Forma Financial Statement Adjustments.

The following adjustments are included in the unaudited pro forma condensed combined financial statements:
(A)
To record the net cash outflow of  $76,249,000 at closing associated with: (i) proceeds from the drawdown of  $511,930,000 of debt associated with the Gilat Acquisition Related Credit Facility; less (ii) the cash payment of the preliminary aggregate purchase price of  $403,110,000; (iii) the repayment of  $158,325,000 of debt outstanding and related interest under Comtech’s existing Credit Facility; (iv) the repayment of  $8,291,000 of Gilat’s loans outstanding and related interest; and (v) the payment of certain Comtech merger related costs of approximately $18,453,000, including Gilat Acquisition Related Credit Facility debt issuance costs.

(B)
To record the difference between the historical values and preliminary estimated fair values of Gilat’s tangible and intangible assets and liabilities and the related impact to the unaudited pro forma condensed combined statements of operations for the six months ended January 31, 2020 and the fiscal year ended July 31, 2019:

	Gilat’s Historical Values, Net	Preliminary Estimated Fair Values	Pro Forma Balance Sheet – Increase (Decrease)	Pro Forma Six Month Income Statement – Incremental Benefit (Expense)	Pro Forma Annual Income Statement – Incremental Benefit (Expense)
Intangibles:
Acquired intangibles	$1,523,000	$145,600,000	$144,077,000	$(3,398,000)	$(5,912,000)
Total	$1,523,000	$145,600,000	$144,077,000	$(3,398,000)	$(5,912,000)
Other:
Property, plant and equipment	$82,584,000	$117,584,000	$35,000,000	$(350,000)	$(700,000)
Contract liabilities	(30,086,000)	(28,492,000)	1,594,000	—	(806,000)
Total	$52,498,000	$89,092,000	$36,594,000	$(350,000)	$(1,506,000)
Incremental expense				$(3,748,000)	$(7,418,000)
The unaudited pro forma condensed combined statements of operations for the six months ended January 31, 2020 and the twelve months ended July 31, 2019 reflect $126,000 and $1,135,000, respectively, of intangible asset amortization expense previously recorded by Gilat, which was reclassified from cost of sales ($24,000 and $931,000, respectively) and selling, general and administrative expenses ($102,000 and $204,000, respectively) to conform to Comtech’s accounting policies and presentation for such items.
The unaudited pro forma condensed combined financial statements assume a $35,000,000 increase in the value of Gilat’s property, plant and equipment as of December 31, 2019. Of this increase, $24,500,000 principally relates to Gilat’s headquarters in Israel and is assumed to be depreciated over a remaining estimated useful life of thirty-five years. Of the incremental depreciation expense, 15%, 15% and 70% was preliminarily estimated to be allocated to cost of sales, research and development and selling, general and administrative expenses, respectively. As the fair value and related depreciation of property, plant and equipment is dependent on facts and circumstances as of the date of closing, the actual fair value and related depreciation could be materially different from the amounts and or timing assumed in the unaudited pro forma condensed combined financial statements.

With respect to the preliminarily estimated fair value of Gilat’s contract liabilities, the unaudited pro forma condensed combined statements of operations assume that the entire contract liability adjustment, which relates to deferred revenue, is amortized in the first year after the Merger. As the fair value and amortization of deferred revenue is dependent on facts and circumstances as of the date of closing, actual amortization of deferred revenue could be materially different from the amounts and or timing assumed in the unaudited pro forma condensed combined statements of operations for the six months ended January 31, 2020 and the fiscal year ended July 31, 2019. For purposes of estimating the incremental expense, the proportionate fair value reduction to Gilat’s deferred revenue as of December 31, 2019 was applied to Gilat’s deferred revenue as of June 30, 2018.
See Note 6(G) for a summary of the pro forma adjustments relating to deferred taxes.
(C)
To eliminate Gilat’s historical goodwill of  $43,468,000 and to record the preliminary estimate of goodwill from Comtech’s acquisition of Gilat of  $144,029,000.

(D)
As a result of the assumed repayment of Gilat’s outstanding loans upon closing of the Merger, this adjustment eliminates Gilat’s related historical interest expense for the six months ended December 31, 2019 and the trailing twelve months ended June 30, 2019 of  $197,000 and $503,000, respectively.

(E)
This adjustment records the incremental interest expense associated with the Gilat Acquisition Related Credit Facility of  $9,508,000 and $18,452,000 for the six months ended January 31, 2020 and the fiscal year ended July 31, 2019, respectively. The interest expense, including the amortization of debt issuance costs, for the Gilat Acquisition Related Credit Facility was estimated to be $12,833,000 and $27,310,000 for the six months ended January 31, 2020 and the fiscal year ended July 31, 2019, respectively, and was based on an estimated interest rate of LIBOR plus 225 basis points, or 4.46% and 4.81% for the six months ended January 31, 2020 and the fiscal year ended July 31, 2019, respectively. A hypothetical 0.125% change in interest rates could change the estimated pro forma interest expense by $327,000 and $648,000 for the six months ended January 31, 2020 and the fiscal year ended July 31, 2019, respectively.

(F)
The following table and related notes summarize the preliminarily estimated Merger costs, including the adjustments to the unaudited pro forma condensed combined balance sheet, as applicable:

Comtech:
Gilat Acquisition Related Credit Facility debt issuance costs	$9,000,000
Merger related retention bonuses and stock-based awards	5,750,000
Other Merger related costs	13,354,000
$28,104,000
Gilat:
Other Merger related costs	$7,000,000
$7,000,000
Less merger related costs previously recorded by Comtech and Gilat as of January 31, 2020	(5,019,000)
$30,085,000
The $9,000,000 of Gilat Acquisition Related Credit Facility debt issuance costs were recorded as an increase to deferred financing costs, net in the unaudited pro forma condensed combined balance sheet as of January 31, 2020. Such amount, assumed paid upon closing of the Merger, will be required to be amortized in the post-combination financial statements as interest expense. Accordingly, this cost will not impact deferred taxes or retained earnings in the unaudited pro forma condensed combined balance sheet at January 31, 2020.

The $5,750,000 of Merger related retention bonuses and stock-based awards include anticipated compensatory costs that are assumed to be paid to certain Gilat employees (including senior management) in the form of cash and or stock-based awards. Although these merger costs relate directly to the transaction, they are not included in the unaudited pro forma condensed combined statements of operations because of the material and nonrecurring nature of the expenses. However, in accordance with ASC Topic 805-10-25, these payments will be required to be expensed in the post-combination financial statements. Of the total $5,750,000, $770,000 (net of tax of $230,000) was recorded as a reduction to retained earnings and assumed to be paid in the unaudited pro forma condensed combined balance sheet at January 31, 2020. The remaining portion of the costs is expected to be expensed over time after the closing and is assumed to be non-tax deductible.
As for the other Merger related costs in the table above, $13,354,000 (Comtech’s portion) was assumed to be paid upon closing and $6,882,000 (Gilat’s portion, net of  $118,000 of costs previously recorded) was recorded as an increase to accrued expenses and other current liabilities in the unaudited pro forma condensed combined balance sheet as of January 31, 2020. Of Comtech’s $13,354,000, $9,319,000 is preliminarily estimated to be non-tax deductible. All of Gilat’s $7,000,000 is preliminarily estimated to be non-tax deductible. Of Comtech’s portion, $7,524,000 (which is net of tax of  $929,000 and excludes $4,901,000 of costs that were previously expensed) was recorded as a reduction to retained earnings in the unaudited pro forma condensed combined balance sheet at January 31, 2020. These merger costs relate directly to the transaction; however, because of the material and nonrecurring nature of the costs, they are not included in the unaudited pro forma condensed combined statements of operations. As such, the unaudited pro forma condensed combined statement of operations for the six months ended January 31, 2020 reflects the elimination of the $5,019,000 of costs that are nonrecurring in nature and directly related to the transaction.
(G)
The following table summarizes the pro forma adjustments relating to deferred taxes. Where applicable, the estimated tax rate applied of 23.0% represents the estimated statutory tax rates of the jurisdictions in which the respective deferred tax asset or liability is expected to be settled.

	Preliminary Estimated Fair Value Adjustment	Deferred Tax Asset (Liability), Non-Current
Pro forma adjustments related to:
Gilat’s pre-existing goodwill	$(43,468,000)	$—
Gilat’s pre-existing intangibles	(1,523,000)	—
Fair value decrease to contract liabilities	1,594,000	(367,000)
Fair value of newly acquired goodwill	144,029,000	—
Fair value of newly acquired intangibles	145,600,000	(33,488,000)
Fair value of property, plant and equipment (buildings)	24,500,000	(5,635,000)
Fair value of property, plant and equipment (land)	10,500,000	—
Estimated merger related costs	35,104,000	1,159,000
Reclassification of Gilat’s deferred tax asset, non-current	—	18,455,000
Total		$(19,876,000)
Of the estimated merger related costs of  $35,104,000, approximately $21,069,000 are preliminarily estimated to be non-tax deductible. Additionally, no deferred taxes were recorded on the $9,000,000 of debt issuance costs related to the Gilat Acquisition Related Credit Facility, as such costs will be amortized in the post-combination period for both financial accounting and tax purposes.

(H)
To eliminate Gilat’s historical stockholders’ equity. The following summarizes the pro forma adjustments that were made as of January 31, 2020:

Elimination of Gilat’s ordinary shares at December 31, 2019 . . . . . . . . . . . . . .	$(2,643,000)
Add: assumed issuance of 4,723,000 shares of Comtech’s common stock in connection with Gilat acquisition (par value $0.10 per share)	472,000
Total net decrease to common stock	$(2,171,000)
Elimination of Gilat’s historical additional paid-in capital at December 31, 2019 .	$(927,348,000)
Add: increase in Comtech’s additional paid-in capital related to issuance of Comtech’s common stock	84,866,000
Total net decrease to additional paid-in capital	$(842,482,000)
Elimination of Gilat’s historical accumulated deficit at December 31, 2019	$671,355,000
Less: Certain Comtech Merger related costs, net of tax (see Note 6(F))	(8,294,000)
Total net increase to retained earnings	$663,061,000
Elimination of Gilat’s historical accumulated other comprehensive loss at December 31, 2019 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$5,048,000
(I)
To eliminate historical net sales and cost of sales between Comtech and Gilat of  $629,000 and $1,363,000 for the six months ended January 31, 2020 and the fiscal year ended July 31, 2019, respectively. This adjustment also eliminates an intercompany receivable and payable between Comtech and Gilat of  $195,000 as of January 31, 2020.

(J)
To record the assumed reduction of interest income as a result of the use of unrestricted cash to fund the acquisition of Gilat, including the repayment of Gilat’s outstanding loans and the preliminarily estimated merger related costs of Comtech upon closing. The historical interest rates earned by both companies during each respective period were nominal.

(K)
To record the estimated net provision for (benefit from) income taxes associated with the unaudited pro forma adjustments recorded in the respective unaudited pro forma condensed combined statements of operations. Where applicable, unaudited pro forma adjustments for each period presented were taxed at 23.0%, which represents the estimated statutory rate in effect during each of the periods for which the unaudited pro forma condensed combined income statements are presented. The pro forma combined provision for income taxes does not reflect the amounts that would have resulted had Comtech and Gilat filed consolidated income tax returns for the respective periods presented.

7.
Exclusion of Preliminarily Estimated Merger Related Costs from Unaudited Pro Forma Condensed Combined Statements of Operations.

Both Comtech and Gilat expect to incur substantial merger related costs. These expenses are expected to include certain Merger-related retention bonuses and stock-based awards, professional fees and debt related costs. Comtech preliminarily estimates that these expenses will approximate $28,104,000, some of which were already expensed as of January 31, 2020, or are expected to be immediately expensed upon closing, expensed over time following the closing, or capitalized in accordance with purchase accounting rules. Approximately $14,035,000 of Comtech’s costs are preliminarily anticipated to be tax deductible.
Gilat’s costs are preliminarily estimated to approximate $7,000,000, some of which were already expensed as of January 31, 2020, or are expected to be incurred prior to the acquisition and payable before or upon closing. None of Gilat’s costs are preliminarily anticipated to be tax deductible.
Additional costs, including those not currently contemplated, may be incurred by either Comtech or Gilat before or after the closing of the Merger. These merger costs relate directly to the transaction; however, because they are material and nonrecurring, they are not included in the unaudited pro forma condensed combined statement of operations presented herein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF GILAT
The following table sets forth certain information regarding the beneficial ownership of Gilat Shares, as of March 30, 2020, by:
•
each person who Gilat believes beneficially owns 5% or more of the outstanding Gilat Shares, and

•
all of Gilat’s directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of Gilat Shares outstanding as of March 30, 2020 and includes the number of Gilat Shares underlying options that are exercisable within sixty (60) days from the date of March 30, 2020. Gilat Shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 55,493,258 Gilat Shares outstanding as of March 30, 2020. Each outstanding Gilat Share has identical rights in all respects.
Name	Number of Shares	Percent
FIMI Funds(1)	18,801,865	33.9%
Mivtach Shamir Holdings Ltd.(2)	5,375,647	9.7%
Renaissance Technologies LLC(3)	2,957,417	5.3%
All directors and executive officers as a group (16 persons)(4)	2,145,728	3.8%

(1)
Based on a Schedule 13D/A filed on January 30, 2020 with the SEC and information provided to us by such shareholder, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 18,801,865 Gilat Shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Alon Building 2, 94 Yigal Alon St., Tel‑  Aviv 6789139, Israel.

(2)
Based on a Schedule 13G/A filed on April 7, 2016 with the SEC by Mivtach Shamir Holdings Ltd. and information provided to us by such shareholder. The principal office of Mivtach Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv, Israel.

(3)
Based on Schedule 13G/A filed on February 13, 2020, with the SEC by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation. The principal office of Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation is 800 Third Avenue, New York, New York 10022.

(4)
As of March 30, 2020, all directors and executive officers as a group (16 persons) held 1,077,231 options that are vested or that vest within 60 days of March 30, 2020.

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS
Shares of Comtech Common Stock are listed for trading on Nasdaq under the symbol “CMTL.” Gilat Shares are listed for trading on Nasdaq and the TASE under the symbol “GILT.”
Historical Market Price Information
The following table sets forth, for the periods indicated, the intraday high and low sales prices per share of Comtech Common Stock and per Gilat Share, in both cases as reported.
On January 28, 2020, the last trading day before public announcement of the Merger, the closing price of a share of Comtech Common Stock was $37.10. On March 30, 2020, the last practicable trading day on Nasdaq prior to the date of this proxy statement/prospectus, the closing price of a share of Comtech Common Stock was $14.38.
On January 28, 2020, the last trading day before public announcement of the Merger, the closing price of a Gilat Share was $10.11. On March 30, 2020, the last practicable trading day on Nasdaq prior to the date of this proxy statement/prospectus, the closing price of a Gilat Share was $7.43.
On March 30, 2020, the last practicable day prior to the date of this proxy statement/prospectus, there were 24,719,444 shares of Comtech Common Stock outstanding and 55,493,258 Gilat Shares outstanding. As of such date, Comtech had 816 holders of record of its common stock and Gilat had 76 holders of record of its ordinary shares.
Comtech Historical Market Price Information
	High	Low	Dividend Paid (per share)
	($)	($)	($)
Quarter ended April 30, 2017	15.25	10.53	0.10
Quarter ended July 31, 2017	19.80	13.75	0.10
Quarter ended October 31, 2017	22.90	17.11	0.10
Quarter ended January 31, 2018	23.90	19.30	0.10
Quarter ended April 30, 2018	32.94	20.62	0.10
Quarter ended July 31, 2018	35.38	29.36	0.10
Quarter ended October 31, 2018	36.94	27.15	0.10
Quarter ended January 31, 2019	30.43	22.80	0.10
Quarter ended April 30, 2019	27.50	20.94	0.10
Quarter ended July 31, 2019	30.29	20.98	0.10
Quarter ended October 31, 2019	36.61	26.27	0.10
Quarter ended January 31, 2020	38.00	28.50	0.10
Quarter ended April 30, 2020 (through March 30, 2020)	35.35	12.45	0.10

Gilat Historical Market Price Information
	Nasdaq		TASE
	High	Low	High	Low	Dividend Paid (per share)
	($)	($)	($)	($)	($)
Quarter ended June 30, 2017	5.47	4.12	5.43	4.09	—
Quarter ended September 30, 2017	6.20	5.22	6.24	5.03	—
Quarter ended December 31, 2017	7.90	5.99	8.04	5.87	—
Quarter ended March 31, 2018	9.22	7.36	9.34	7.37	—
Quarter ended June 30, 2018	9.30	7.54	9.29	7.49	—
Quarter ended September 30, 2018	9.34	8.26	9.34	8.13	—
Quarter ended December 31, 2018	10.74	7.94	10.82	7.86	—
Quarter ended March 31, 2019	9.87	8.05	9.98	8.13	—
Quarter ended June 30, 2019	9.10	8.05	9.27	7.92	0.45
Quarter ended September 30, 2019	8.95	7.60	8.98	7.49	—
Quarter ended December 31, 2019	8.75	7.32	8.72	7.31	—
Quarter ended March 31, 2020 (through March 30, 2020)	10.76	4.70	10.42	4.66	—
Recent Closing Prices and Comparative Market Price Information
The following table presents the closing prices of Gilat Shares and Comtech Common Stock on January 28, 2020, the last trading day before the public announcement of the Merger, and March 30, 2020, the last practicable trading day prior to the filing of this proxy statement/prospectus. The table also shows the estimated value of the Merger Consideration per share for each Gilat Share on the respective dates. The estimated value of the Merger Consideration per share for each Gilat Share represents the sum of  $7.18, the Cash Merger Consideration, plus the implied value of the Stock Merger Consideration, based on the closing prices of Comtech Common Stock on January 28, 2020 and March 30, 2020.
	Gilat Closing Price	Comtech Closing Price	Estimated Value of the Merger Consideration Per Share
January 28, 2020	$10.11	$37.10	$10.31
March 30, 2020	$7.43	$14.38	$8.39
The above table shows only historical comparisons. The market price of Gilat Shares and Comtech Common Stock will fluctuate prior to the General Meeting and before consummation of the Merger, which will affect the implied value of the Stock Merger Consideration paid to the Gilat shareholders. These comparisons may not provide meaningful information to Gilat shareholders in determining whether to adopt the Merger Agreement. Gilat shareholders are urged to obtain current market quotations for Comtech Common Stock and Gilat Shares and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus in considering whether to adopt the Merger Agreement. For more information, see “Where You Can Find More Information.”
Dividend Policy
Comtech’s Dividend Policy.   The holders of Comtech Common Stock will receive dividends if and when declared by the Comtech Board out of legally available funds or, in the case of stock dividends, out of authorized and available shares of Comtech Common Stock. Comtech has been declaring and paying quarterly cash dividends on Comtech Common Stock since 2010. Comtech’s total cash dividends paid per share were $0.40, $0.40 and $0.60 in its fiscal years ended July 31, 2019, 2018 and 2017, respectively. Comtech’s ability to continue to pay quarterly dividends will depend on its ability to generate sufficient cash flows from operations in the future and maintain compliance with its credit facility. This ability may be subject to certain economic, financial, competitive and other factors that are beyond Comtech’s control. Future dividends remain subject to compliance with financial covenants under Comtech’s credit facility, as well as approval of the Comtech Board. The Comtech Board may, at its discretion, decrease the targeted annual dividend amount or entirely discontinue the payment of dividends at any time. Additionally, Comtech’s ability to declare and pay dividends and make other distributions with respect to its capital stock may also be restricted by the terms of its credit facility and may be restricted by the terms of financing arrangements that Comtech enters into in the future.
Gilat’s Dividend Policy.   In April 2019, Gilat paid a cash dividend in the amount of  $0.45 per Gilat Share (approximately $25 million in the aggregate). Such dividend was the first time that Gilat paid a dividend, but Gilat did not adopt a general policy regarding the distribution of dividends and made no statements as to the distribution of dividends. The terms of some of Gilat’s financing arrangements restrict it from paying dividends to the Gilat shareholders and require prior approval of certain banks which extended Gilat loans. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that Gilat reasonably believes that the dividend will not render it unable to meet its current or foreseeable obligations when due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent Gilat from satisfying its current and foreseeable obligations, as they become due. Gilat’s Articles of Association provide that no dividends shall be paid otherwise than out of Gilat’s profits and that any such dividend shall carry no interest.

DESCRIPTION OF COMTECH CAPITAL STOCK
The following description is intended as a summary of Comtech’s restated certificate of incorporation (the “Comtech Charter”) and Comtech’s third amended and restated bylaws (the “Comtech Bylaws”) and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to the Comtech Charter and the Comtech Bylaws.
General
The Comtech Charter authorizes 100,000,000 shares of common stock, $0.10 par value per share, and 2,000,000 shares of preferred stock, $0.10 per value per share.
Common Stock
Common Stock Outstanding.   As of January 31, 2020, there were 39,752,559 shares of Comtech Common Stock outstanding.
Voting Rights.   Each holder of Comtech Common Stock is entitled to one vote for each share of Comtech Common Stock on all matters submitted to a vote of stockholders.
Dividend Rights.   Holders of Comtech Common Stock are entitled to receive, as and when declared by the Comtech Board, dividends payable either in cash or in property, including securities of Comtech, out of assets of Comtech that are legally available therefor.
Rights upon Liquidation.   Holders of Comtech Common Stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of Comtech, in all remaining assets available for distribution to stockholders after payment of or provision for Comtech’s liabilities and the liquidation preference of any Comtech outstanding preferred stock.
Preemptive Rights.   Holders of Comtech Common Stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.
Preferred Stock
Preferred Stock.   As of the date of this proxy statement/prospectus, no shares of Comtech’s preferred stock were issued and outstanding. Comtech has designated 200,000 shares of its preferred stock as Series A Junior Participating Cumulative Preferred Stock, none of which are outstanding.
Blank Check Preferred Stock.   Under the Comtech Charter, the Comtech Board has the authority, without stockholder approval, to designate one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of the relevant series of preferred stock authorized, and to determine the preferences, rights, privileges, qualifications, restrictions and limitations of any such series, including the number of shares constituting any such series and the designation of such series, dividend rights, voting rights, the rights and terms of conversion, the rights and terms of redemption, the terms of any sinking fund, retirement fund or purchase fund to be provided with such series and liquidation preferences. Acting under this authority, the Comtech Board could designate and issue a series of preferred stock with preferences, rights, privileges, qualifications, restrictions or limitations, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of securities as a result of such stockholder beneficially owning or commencing a tender offer for a substantial amount of Comtech Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of Comtech by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Comtech’s management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of Comtech without any further action by Comtech’s stockholders. Comtech has no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.

If Comtech lists its Common Stock on the TASE, it will generally not be permitted to issue any shares of Preferred Stock, other than, subject to certain conditions, Preferred Stock which confer certain preferred rights in regard to dividends, for so long as the Comtech Common Stock is listed on the TASE.
The Comtech Board
The Comtech Board is divided into three classes, with each class holding office for staggered three-year terms. The classification of directors may have the effect of making it more difficult for Comtech’s stockholders to change the composition of the Comtech Board in a relatively short period of time. In addition, the classified board provision could have the effect of discouraging a third party from attempting to gain control of Comtech, even though such an attempt might be beneficial to Comtech and its stockholders. Accordingly, the classified board provision, if effective, could delay, defer or prevent a change in control of Comtech.
Certain Provisions of Delaware Law
Comtech is subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, this statute provides that, except in certain limited circumstances, a corporation shall not engage in any “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, for purposes of Section 203 of the DGCL, an “interested stockholder” is a person who, together with affiliates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This provision could have the effect of delaying or preventing a change in control of Comtech.
Liability of Directors and Officers
As permitted by Delaware law, the Comtech Charter contains a provision that eliminates the personal liability of the directors to Comtech and its stockholders for monetary damages for breaches of fiduciary duties as directors, except that such provision does not apply to any breach that involves:
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a breach of a director’s duty of loyalty to Comtech;

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any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

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a transaction from which the director derives an improper personal benefit; or

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the payment of dividends or the approval of stock repurchases or redemptions that are unlawful under the DGCL.

The Comtech Bylaws provide that Comtech shall indemnify (a) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Comtech) by reason of the fact that he or she is or was one of Comtech’s directors, officers or employees, or is or was serving at Comtech’s request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Comtech’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was illegal, and (b) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by Comtech or in its name to procure a judgment in its favor by reason of the fact that he or she is or was one of Comtech’s directors, officers or employees, or is or was serving at Comtech’s request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Comtech’s best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to Comtech unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, Comtech has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Stock Exchange Listing
Comtech Common Stock is listed on Nasdaq under the symbol “CMTL.”
Transfer Agent and Registrar
The transfer agent and registrar for the shares of Comtech Common Stock is American Stock Transfer & Trust Company, LLC.

DESCRIPTION OF GILAT SHARES
The following is a summary of the terms of Gilat Shares, including certain provisions contained in Gilat’s Memorandum of Association and Articles of Association and applicable Israeli laws in effect on the date of this proxy statement/prospectus. This summary is qualified by reference to the full text of Gilat’s Memorandum of Association and Articles of Association, which are incorporated by reference to Gilat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which is incorporated by reference to this proxy statement/prospectus. For more information about the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information.”
Gilat’s authorized share capital consists of NIS 18,000,000 divided into 90,000,000 ordinary shares, nominal value NIS 0.20 per share. All outstanding Gilat Shares are validly issued and fully paid. Certain rights attached to the Gilat Shares are as described below.
Voting Rights.   Holders of Gilat Shares have one vote for each Gilat Share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future by the shareholders.
Dividend and Liquidation Rights; Rights to Shares in Gilat’s Profits.   Gilat Shares are entitled to the full amount of any cash or share dividend declared, in proportion to the paid-up nominal value of their respective holdings. In the event of liquidation, after satisfaction of liabilities to creditors, Gilat’s assets will be distributed to the holders of Gilat Shares in proportion to the paid-up nominal value of their respective holdings. Such rights may be affected by a grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by the shareholders.
Generally, pursuant to the ICL, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors. Accordingly, pursuant to Gilat’s Articles of Association, the Gilat Board has the authority to determine the amount and time for payment of interim dividends and final dividends.
Under the ICL, dividends may be paid only out of a company’s net profits for the two years preceding the distribution of the dividends, or from accumulated retained earnings, calculated in the manner prescribed in the ICL. Pursuant to the ICL in any distribution of dividends, the Gilat Board is required to determine that there is no reasonable concern that the distribution of dividends will prevent Gilat from meeting its existing and foreseeable obligations as they become due. Gilat’s Articles of Association provide that no dividends shall be paid otherwise than out of Gilat’s profits and that any such dividend shall carry no interest. In addition, upon the recommendation of the Gilat Board, approved by the shareholders, Gilat may cause dividends to be paid in kind.
The Gilat shareholders have the right to share in the profits distributed as a dividend and any other permitted distribution, if any.
Annual and Special General Meetings
Record Date for General Meeting.   Under the regulations promulgated under the ICL, for the purpose of a shareholder vote, the record date for companies traded outside of Israel, such as Gilat, can be set between four and 40 days before the date of the shareholder meeting.
Notice of General Meetings; Omission to Give Notice.   The ICL provides that a company, the shares of which are traded on an exchange must give notice of a general meeting to its shareholders of record at least 21 days, and in certain instances at least 35 days, prior to the meeting, unless Gilat’s Articles of Association provide that a notice need not be sent. Accordingly, Gilat’s Articles of Association provide that not less than 21 days’ prior notice shall be given to shareholders of record of every general meeting of shareholders. Gilat’s Articles of Association further provide that notice of a general meeting of shareholders shall be given in accordance with any law and otherwise as the Gilat Board may determine. In addition, Gilat’s Articles of Association provide that no shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders shall be entitled to seek the revocation of any proceedings or resolutions adopted at such general meeting of shareholders on grounds of any deficiency in the notice given for such meeting relating to the time or place thereof.
Annual General Meetings and Special General Meeting.   Under the ICL, an annual meeting of the shareholders should be held once in every calendar year and not more than 15 months from the last annual meeting. The ICL provides that a special meeting of shareholders must be called by the board of directors upon the written request of  (i) two directors, (ii) one-fourth of the serving directors, (iii) one or more shareholders who hold(s) at least five percent of the issued share capital and at least one percent of the voting power of Gilat, or (iv) one or more shareholders who have at least five percent of the voting power of Gilat. Within 21 days of receipt of such request, the board of directors is required to convene the special meeting for a time no later than 35 days after notice is given to the shareholders. Gilat’s Articles of Association provide that the Gilat Board may call a special meeting of the shareholders at any time and shall be obligated to call a special meeting as specified above.
Quorum at General Meetings.   Under Gilat’s Articles of Association, the required quorum for any general meeting of shareholders and for any class meeting is two or more shareholders present in person or by proxy and holding at least twenty- five percent (25%) of the issued shares (or of the issued shares of such class in the event of a class meeting). The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. Under Gilat’s Articles of Association, if the original meeting was called as a special meeting, the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of shares required to call such a meeting.
Adoption of Resolutions at General Meetings.   Gilat’s Articles of Association provide for voting by a written ballot only. In addition, in accordance with the ICL, Gilat’s Articles of Association provide that the declaration of the Chairman of the meeting as to the results of a vote is not deemed to be conclusive, but rather prima facie evidence of the fact. Under Gilat’s Articles of Association, unless a different majority is required by law, any resolution of the shareholders, except a resolution for voluntary liquidation of Gilat and, in certain circumstances, a resolution to amend Gilat’s Articles of Association, shall be deemed adopted if approved by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy.
Modification of Rights Attached to Shares.   The rights attached to any class of shares (unless otherwise provided by the terms of issue of such class), such as voting, dividends and the like, may be modified by the affirmative vote of a majority of the issued shares of the class at a general meeting of the holders of the shares of such class.
Transfer Agent and Registrar.   The transfer agent and registrar for the Gilat Shares is American Stock Transfer & Trust Company LLC.
Board of Directors
Under Gilat’s Articles of Association, the Gilat Shares do not have cumulative voting rights in the election of directors.
Under Gilat’s Articles of Association, the Gilat Board shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of the Gilat shareholders. The Gilat shareholders have resolved that the Gilat Board shall consist of a total of eight directors, including two external directors.
Gilat’s Articles of Association further provide that each beneficial owner of 14% or more of the issued and outstanding Gilat Shares shall be entitled to appoint, at each annual general meeting of the Gilat shareholders, one member to the Gilat Board referred to as an “Appointed Director”, provided that a total of not more than four Appointed Directors are so appointed. In the event more than four such qualifying beneficial owners notify us that they desire to appoint an Appointed Director, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint an Appointed Director.
For the purposes of the preceding paragraph, a “beneficial owner” of Gilat Shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of, such ordinary shares.

All ordinary shares beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of Gilat Shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition. For the purposes of the preceding paragraph, an “affiliate” means, with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity. “Control” shall have the meaning ascribed to it in the Securities Law, i.e., the ability to direct the acts of a company. Any person holding one half or more of the voting power of a company of the right to appoint directors or to appoint the chief executive officer is presumed to have control of Gilat.
Gilat’s Articles of Association further stipulate that as a condition to the appointment of an Appointed Director, any appointing shareholder that delivers to Gilat a letter of appointment shall, prior to such delivery, be required to file with the SEC a Schedule 13D, or an amendment to its Schedule 13D, if there is any change in the facts set forth in its Schedule 13D already on file with the SEC which discloses any such change in its holdings of Gilat Shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. In addition, any Appointing Shareholder shall be obligated to notify Gilat in writing of any sale, transfer, assignment or other disposition of any kind of Gilat Shares by such appointing shareholder that results in the reduction of its beneficial ownership to below the percentage indicated above, immediately after the occurrence of such disposition of Gilat Shares but in any event not later than the earliest of  (i) ten (10) days thereafter, or (ii) the next annual general meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the Gilat Board, the appointing shareholder which appointed such Appointed Director shall provide Gilat, upon Gilat’s written request at any time and from time to time, with reasonable evidence of its beneficial ownership in Gilat.
Under Gilat’s Articles of Association, so long as the Gilat Shares are listed for trading on Nasdaq, Gilat may require that any Appointed Director qualify as an “independent director” as provided for in the Nasdaq rules then in effect. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with Gilat, whether as a director, officer, employee, contractor, consultant, partner or otherwise.
Under Gilat’s Articles of Association, the annual general meeting of the Gilat shareholders, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy, will elect the remaining members of the Gilat Board. At any annual general meeting at which Appointed Directors are appointed as set forth above, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting 14% of the issued and outstanding Gilat Shares held by such appointing beneficial owner.
Appointed Directors may be removed by the Gilat Board when the beneficial ownership of the shareholder who appointed such Appointed Director falls below 14% of the Gilat Shares. In addition, the office of an Appointed Director will expire upon the removal of the Appointed Director by the shareholder who appointed such Appointed Director or when the Appointed Director ceases to qualify as an “independent director” as set forth above.
Currently, no shareholder beneficially holding 14% or more of the issued and outstanding Gilat Shares has exercised its right to appoint an Appointed Director.
Gilat’s Articles of Association further provide that the affirmative vote of a majority of the shares then represented at a general meeting of shareholders shall be entitled to remove director(s) other than Appointed Directors from office (unless pursuant to circumstances or events prescribed under the ICL), to elect directors instead of directors so removed or to fill any vacancy, however created, in the Gilat Board. Subject to the foregoing and to early resignation or ipso facto termination of office as provided in Gilat’s Articles of Association, each director shall serve until the adjournment of the annual general meeting following the general meeting at which such director was elected.
The Gilat directors may, at any time and from time to time, appoint a director to temporarily fill a vacancy on the Gilat Board or in their body (subject to the maximum number of directors in the Gilat

Board as set forth above), except that if the number of directors then in office constitutes less than a majority of the number of directors set by the shareholders, as mentioned above, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action or in order to call a general meeting for the purpose of electing directors.
Qualification of Directors
Gilat’s Articles of Association provide that no person shall be disqualified to serve as a director by reason of such person not holding Gilat Shares or by reason of not having served as a director in the past. The Gilat directors are not subject, under the ICL or Gilat’s Articles of Association, to an age limit requirement. Under the ICL, a person cannot serve as a director if such person has been convicted of certain offenses (generally, for 5 years after such conviction, unless specifically authorized by the court), if an administrative decision by the Israel Securities Authority disqualified such director’s nomination to the board of a public company, or if the person has been declared bankrupt.
Foreign Ownership
Neither Gilat’s Articles of Association nor Israeli law restrict in any way the ownership of Gilat Shares by nonresidents of Israel, or restrict the voting or other rights of nonresidents of Israel. Notwithstanding, under Israeli law, nationals of certain countries that are, or have been, in a state of war with Israel may not be recognized as owners of Gilat Shares, without a special government permit.
Change of Control Provisions under Israeli Law
Merger.   Under the ICL, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. Pursuant to regulations promulgated under the ICL, generally, any matter requiring board approval prior to obtaining shareholder approval must be approved by the board no more than 90 days before Gilat notifies its shareholders of the convening of the general meeting at which such matter will be brought for approval. If the share capital of Gilat that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the competent Israeli court. Similarly, unless the court determines otherwise, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting (abstentions are disregarded), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including by the relatives of or corporations controlled by these persons. In addition, upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger, if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger and may give other instructions to protect the rights of creditors. Further, a merger can be completed only after all approvals have been submitted to the Israeli Companies Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Israeli Companies Registrar.
Special Tender Offer.   Subject to certain exceptions provided for in the ICL, an acquisition of shares in a public company must be made by means of a tender offer to the extent that as a result of such acquisition (i) a person will hold 25% or more of the voting rights in Gilat if there is no other holder of 25% or more of Gilat’s voting rights, or (ii) the purchaser will hold more than 45% of the voting rights in Gilat if there is no other holder of more than 45% of Gilat’s voting rights. This rule does not apply to certain events set forth in the ICL, including a purchase of shares in a ‘private placement’ that receives specific shareholder approval for this purpose. The board of directors must either give the shareholders its opinion as to the advisability of the tender offer or explain why it is unable to do so. The board of directors must also disclose any personal interest of any of its members in the proposed acquisition.
The tender offer may be consummated only if: (i) at least five percent of Gilat’s voting rights will be acquired; and (ii) the majority of the offerees who responded to the offer accepted the offer, excluding offerees who are controlling shareholders of the offeror, offerees who hold 25% or more of the voting rights in Gilat or who have a personal interest in accepting the tender offer, or anyone on their behalf or on behalf of the offeror including the relatives of or corporations controlled by these persons.

Full Tender Offer.   Under the ICL, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The ICL generally provides that as long as a shareholder in a public company holds more than 90% of Gilat’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. In order that all of the shares that the purchaser offered to purchase be transferred to him by operation of law, one of the following needs to have occurred: (i) the shareholders who declined or did not respond to the tender offer hold less than five percent of Gilat’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the tender offer accepted the offer; or (ii) the shareholders who declined or did not respond to the tender offer hold less than two percent of Gilat’s outstanding share capital or of the relevant class of shares.
If the conditions set forth above are not met, the purchaser may not acquire shares of Gilat from shareholders who accepted the full tender offer to the extent that following such acquisition, the purchaser would own more than 90% of Gilat’s issued and outstanding share capital or more than 90% of the particular class of shares with respect to which the full tender offer was made.
A shareholder that had his or her shares so transferred, whether he or she accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to petition an Israeli court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, the purchaser may provide in its offer that shareholders who accept the tender offer will not be entitled to such rights.

COMPARISON OF RIGHTS OF GILAT SHAREHOLDERS AND
COMTECH STOCKHOLDERS
This section summarizes certain principal differences between the rights of holders of Gilat Shares and those of holders of Comtech Common Stock. The following summary of certain provisions of Gilat’s and Comtech’s charter documents is not a complete statement of the rights of shareholders of either of the two companies nor is it a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the ICL, Gilat’s charter documents, the DGCL and Comtech’s charter documents.
	GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.
Outstanding Capital Stock	Gilat has outstanding one class of share capital — ordinary shares, NIS 0.20 par value per share Holders of Gilat Shares are entitled to all the rights and obligations provided to ordinary shareholders under the ICL and Gilat’s Articles of Association.	Comtech has outstanding one class of common stock, $0.10 par value per share. Holders of Comtech Common Stock are entitled to all the rights and obligations provided to common stockholders under the DGCL, the Comtech Charter Documents and the Comtech Bylaws.
Authorized Capital	Gilat’s authorized share capital consists of NIS 18,000,000 divided into 90,000,000 ordinary shares, nominal value NIS 0.20 per share.
The Comtech Charter authorizes 100,000,000 shares of Comtech Common Stock, and 2,000,000 shares of preferred stock, $0.10 per value per share.
Comtech has designated 200,000 shares of Comtech’s preferred stock as Series A Junior Participating Cumulative Preferred Stock, none of which are outstanding.
As of the date of this proxy statement/prospectus, Comtech does not have outstanding any shares of preferred stock.

Preferred Stock	Gilat may, from time to time, if approved by the holders of a majority of the voting power represented at the general meeting of the Gilat shareholders in person or by proxy and voting thereon, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise. However, pursuant to the TASE rules, Gilat is generally not permitted to issue any preferred shares, other than, subject to certain conditions, preferred shares which confer certain preferred rights in regard to dividends, so long as the Gilat Shares are listed on the TASE.	Under the Comtech Charter, the Comtech Board has the authority, without stockholder approval, to designate one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of the relevant series of preferred stock authorized, and to determine the preferences, rights, privileges, qualifications, restrictions and limitations of any such series, including the number of shares constituting any such series and the designation of such series, dividend rights, voting rights, the rights and terms of conversion, the rights and terms of redemption, the terms of any sinking fund, retirement fund or purchase fund to be provided with such series and liquidation preferences. Acting under this authority, the Comtech Board could designate and issue a series of preferred stock with preferences, rights, privileges, qualifications, restrictions or limitations, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of securities as a result of such stockholder beneficially owning or commencing a tender offer for a substantial

	GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.

amount of Comtech Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of Comtech by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Comtech’s management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of Comtech without any further action by Comtech’s stockholders. Comtech has no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.
If Comtech lists its Common Stock on the TASE, it will generally not be permitted to issue any shares of Preferred Stock, other than, subject to certain conditions, Preferred Stock which confer certain preferred rights in regard to dividends, for so long as the Comtech Common Stock is listed on the TASE.

Voting Rights	Holders of Gilat Shares have one vote for each Gilat Share held on all matters submitted to a vote of shareholders. Holders of Gilat Shares do not have cumulative voting rights.
The Comtech Charter provides that each stockholder of record of Comtech Common Stock is entitled to one vote for each share held by the stockholders on all matters voted upon by the stockholders.
Holders of Comtech Common Stock do not have cumulative voting rights.

Stock Transfer Restrictions Applicable to Stockholders	None.	None.
Dividends
Generally, pursuant to the ICL, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors. Accordingly, pursuant to Gilat’s Articles of Association, the Gilat Board has the authority to determine the amount and time for payment of interim dividends and final dividends.
Under the ICL, dividends may be paid only out of a company’s net profits for the two years preceding the distribution of the dividends, or from accumulated retained earnings, calculated in the manner prescribed in the ICL. Pursuant to the ICL in any distribution of dividends, the Gilat Board is required to determine that there is no reasonable concern that the distribution of dividends will prevent Gilat from meeting its existing and foreseeable
Under Delaware law, the Comtech Board may declare and pay dividends out of (1) surplus of Comtech which is defined as net assets less statutory capital or (2) if no surplus exists, out of the net profits of Comtech for the year in which the dividend is declared and/or the preceding year; provided, however, that if the capital of Comtech has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the Comtech Board may not declare and pay dividends out of Comtech’s net profits until the deficiency in the capital has been repaired.

	GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.

obligations as they become due. Gilat’s Articles of Association provide that no dividends shall be paid otherwise than out of Gilat’s profits and that any such dividend shall carry no interest. In addition, upon the recommendation of the Gilat Board, approved by the shareholders, Gilat may cause dividends to be paid in kind.
The Gilat shareholders have the right to share in the profits distributed as a dividend and any other permitted distribution, if any.

Number of Directors
Under Gilat’s Articles of Association, the Gilat Board shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of the Gilat shareholders.
The Gilat shareholders have resolved that the Gilat Board shall consist of a total of eight directors, including two external directors.

The Comtech Charter provides that the number of directors which constitute the entire Comtech Board may be not less than three, the exact number to be fixed from time to time exclusively by the Comtech Board pursuant to a resolution duly adopted by a majority of the entire Comtech Board.
There are currently six directors serving on the Comtech Board divided into three classes, with each class holding office for staggered three-year terms.

Election of Directors
Gilat’s Articles of Association provide that each beneficial owner of 14% or more of the issued and outstanding Gilat Shares shall be entitled to appoint, at each annual general meeting of the Gilat shareholders, one member to the Gilat Board referred to as an “Appointed Director”, provided that a total of not more than four Appointed Directors are so appointed. In the event more than four such qualifying beneficial owners notify us that they desire to appoint an Appointed Director, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint an Appointed Director.
Under Gilat’s Articles of Association, so long as the Gilat Shares are listed for trading on Nasdaq, Gilat may require that any Appointed Director qualify as an “independent director” as provided for in the Nasdaq rules then in effect. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with Gilat, whether as a director, officer, employee, contractor, consultant, partner or otherwise.
Under Gilat’s Articles of Association, the annual general meeting of the Gilat shareholders, by the vote of the holders of a

The Comtech Bylaws provide that a nominee for director shall be elected to the Comtech Board if the votes cast for the nominee’s election exceed the votes cast against the nominee’s election (with “abstentions” and “broker non-votes” not counted as a vote cast either “for” or “against” that director’s election); provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of Comtech receives a notice that a stockholder has nominated a person for election to the Comtech Board in compliance with the advance notice requirements for stockholder nominees for director set forth in the Comtech Bylaws and (ii) the nomination has not been withdrawn by the stockholder on or before the tenth day before Comtech first mails its notice of meeting for the meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.
Pursuant to the Comtech Charter, the Comtech Board is divided into three classes, each to be as nearly equal in number as possible. Members of the Comtech Board are elected for three-year terms, with the term of office of one class expiring at each annual meeting of Comtech’s stockholders.

	GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.

majority of the voting power represented at such meeting in person or by proxy, will elect the remaining members of the Gilat Board (other than External Directors). At any annual general meeting at which Appointed Directors are appointed as set forth above, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting 14% of the issued and outstanding Gilat Shares held by such appointing beneficial owner.
Currently, no shareholder beneficially holding 14% or more of the issued and outstanding Gilat Shares has exercised its right to appoint an Appointed Director.
In accordance with the ICL and the relevant regulations, Gilat must also have at least two External Directors who meet the statutory requirements of independence. An External Director serves for a term of three years, which may be extended for additional three-year terms. An External Director can be removed from office only under very limited circumstances. All of the External Directors must serve on our Audit Committee and Compensation Committee (including one External Director serving as the chair of such committees), and at least one External Director must serve on each committee of the Gilat Board.
A director shall hold office until the annual stockholders’ meeting for the year in which the director’s term expires and until the director’s successor is elected and qualified.
Removal of Directors	Gilat’s Articles of Association further provide that the affirmative vote of a majority of the shares then represented at a general meeting of shareholders shall be entitled to remove director(s) other than Appointed Directors from office (unless pursuant to circumstances or events prescribed under the ICL), to elect directors instead of directors so removed or to fill any vacancy, however created, in the Gilat Board. Subject to the foregoing and to early resignation or ipso facto termination of office as provided in Gilat’s Articles of Association, each director shall serve until the adjournment of the annual general meeting following the general meeting at which such director was elected.	The Comtech Charter provides that any or all of the directors may be removed for cause by the stockholders or by the Comtech Board.
Vacancies of the Board of Directors	The Gilat directors may, at any time and from time to time, appoint a director to temporarily fill a vacancy on the Gilat Board or in their body (subject to the maximum number of directors in the Gilat Board as set forth above), except that if the	The Comtech Charter provides that in case of any increase in the number of directors or any vacancy in any class or classes the additional directorships or vacancies may be filled by a majority of the directors then in office, though less than a quorum, and

	GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.
	number of directors then in office constitutes less than a majority of the number of directors set by the shareholders, as mentioned above, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action or in order to call a general meeting for the purpose of electing directors.	any director so elected shall hold office until the next annual meeting of stockholders, and until his successor shall have been elected and qualified.
Action by Written Consent	The ICL prohibits shareholder action of a public company by written consent	The Comtech Charter prohibits stockholder action by written consent.
Advance Notice Requirements for Stockholder Nominations and Other Proposals	Pursuant to the ICL and the regulations thereunder, the holder(s) of at least 1% of Gilat’s voting rights may propose any matter appropriate for deliberation at a Gilat shareholder meeting to be included on the agenda of a Gilat shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven days of publicizing the convening of a Gilat shareholder meeting, or, if Gilat publishes a preliminary notice at least 21 days prior to publicizing the convening of a Gilat shareholder meeting stating its intention to convene such meeting and the agenda thereof, within 14 days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law.
Annual Meetings
The Comtech Bylaws provide that nominations of persons for election to the Comtech Board may be made at an annual meeting of stockholders (a) pursuant to Comtech’s notice of meeting (or any supplement thereto), (b) by or at the direction of the Comtech Board or (c) by or on behalf of a stockholder of Comtech, or a duly authorized proxy for such stockholder, who is a stockholder of record at the time of giving of notice, who is entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in the Comtech Bylaws. For any nominations to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the Secretary of Comtech. To be timely, a stockholder’s notice must be delivered or mailed to and received at the principal executive offices of Comtech not fewer than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event the annual meeting with respect to which such notice is to be tendered is not held within 30 days before or after such anniversary date, notice by the stockholder to be timely must be received not earlier than 90 days prior to such annual meeting and not later than 60 days prior to the annual meeting. The stockholder’s notice must set forth:
(a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including the person’s written consent to being named in the proxy statement as a

GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.

nominee and to serving as a director if elected) and a statement whether such person, if elected, intends to tender, promptly following such person’s election or re-election, an irrevocable resignation effective upon such person’s failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the Comtech Board; and
(b) as to the stockholder giving the notice,
(i) the name and address, as they appear on Comtech’s books, of the stockholder and any Stockholder Associated Person (as defined in the Comtech Bylaws);
(ii) (A) the class and number of shares of stock of Comtech which are held of record or are beneficially owned by the stockholder and by any Stockholder Associated Person with respect to Comtech’s securities, (B) a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder and any Stockholder Associated Person, including between such stockholder and any Stockholder Associated Person and any nominee, and (C) any derivative positions held of record or beneficially owned by such stockholder and by any Stockholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of, mitigate loss to, or manage risk or benefit of share price changes for, such stockholder or any Stockholder Associated Person with respect to Comtech’s securities.
At the request of the Comtech Board, any person nominated by the Comtech Board for election as a director must furnish to the Secretary of Comtech that information required to be set forth in a stockholder’s notice of nomination that pertains to the nominee. If the Comtech Board determines, based on the facts, that a nomination was not made in accordance with the foregoing procedures, the Chairman of the meeting will so declare to the meeting and the defective nomination will be disregarded.

GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.

Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in the Comtech Bylaws are eligible to be elected at an annual meeting of stockholders of Comtech to serve as directors.
Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders to present a nomination, the nomination will be disregarded, notwithstanding that proxies in respect of the vote may have been received by Comtech.
A stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to notice.
For other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Comtech. To be timely, a stockholder’s notice must be delivered to or mailed and received at Comtech’s principal executive offices not fewer than 60 days nor more than 90 days prior to the anniversary of the immediately preceding annual meeting of stockholders; provided, however, that in the event the annual meeting with respect to which such notice is to be tendered is not held within 30 days before or after such anniversary date, notice by the stockholder to be timely must be received not earlier than 90 days prior to such annual meeting and not later than 60 days prior to such annual meeting. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting:
(a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Comtech Bylaws, the language of the proposed amendment);

GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.

(b) the name and address, as they appear on Comtech’s books, of the stockholder proposing such business and any Stockholder Associated Person;
(c) (i) the class and number of shares of Comtech which are held of record or are beneficially owned by the stockholder and by any Stockholder Associated Person with respect to Comtech’s securities, (ii) a description of any agreement, arrangement or understanding with respect to the business between or among the stockholder and any Stockholder Associated Person and (iii) any derivative positions held of record or beneficially owned by the stockholder and by any Stockholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of, mitigate loss to, or manage risk or benefit of share price changes for, such stockholder or any Stockholder Associated Person with respect to Comtech’s securities; and
(d) the reasons for conducting such business at the meeting and any material interest of the stockholder or any Stockholder Associated Person in such business.
If the Comtech Board determines, based on the facts, that business was not properly brought before the meeting in accordance with the foregoing procedures, the Chairman of the meeting will so declare to the meeting and such business will be disregarded.
Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of Comtech to propose business, such proposed business will not be transacted, notwithstanding that proxies in respect of such vote may have been received by Comtech.
A stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to notice.

	GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.
Notice of Stockholder Meeting	Pursuant to the ICL and the regulations thereunder, Gilat shareholder meetings generally require prior notice of not less than 21 days and, for certain matters specified in the ICL, not less than 35 days.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws or under other portions of Delaware law, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and must specify the place, if any, date, hour, means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes of the meeting.
Amendments to Charter Documents	Gilat’s Articles of Association provide that all Gilat shareholder resolutions generally require only a simple majority of the votes cast, other than certain matters that by law require a different majority.
Under Delaware law, Comtech may amend the Comtech Charter, from time to time, in any and as many respects as may be desired, so long as the Comtech Charter as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment; and, if a change in stock or the rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of stock or rights of stockholders is to be made, such provisions as may be necessary to effect such change, exchange, reclassification, subdivision, combination or cancellation.
The Comtech Bylaws provide that the Comtech Board has the power to adopt, alter and repeal the Comtech Bylaws at any regular or special meeting of the Comtech Board, subject to the power of the stockholders to alter or repeal any Bylaw adopted or altered by the Comtech Board.
The Comtech Bylaws may also be adopted, altered or repealed by the stockholders by the vote of the holders of a majority of the outstanding shares entitled to vote thereon provided that notice of the proposed adoption, alteration or repeal shall have been given in the notice of such meeting of stockholders.

	GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.
Special Meeting of Stockholders	The ICL provides that a special meeting of shareholders must be called by the board of directors upon the written request of (i) two directors, (ii) one-fourth of the serving directors, (iii) one or more shareholders who hold(s) at least five percent of the issued share capital and at least one percent of the voting power of Gilat, or (iv) one or more shareholders who have at least five percent of the voting power of Gilat. Within 21 days of receipt of such request, the board of directors is required to convene the special meeting for a time no later than 35 days after notice is given to the shareholders. Gilat’s Articles of Association provide that the Gilat Board may call a special meeting of the shareholders at any time and shall be obligated to call a special meeting as specified above.
The Comtech Bylaws provide that special meetings may be called only by the Comtech Board, the Chairman of the Comtech Board or by any officer instructed by the Comtech Board to call the meetings.
Business transacted at special meetings are confined to the purpose or purposes stated in the notice of the meeting.

Quorum	Under Gilat’s Articles of Association, the required quorum for any general meeting of shareholders and for any class meeting is two or more shareholders present in person or by proxy and holding at least twenty- five percent (25%) of the issued shares (or of the issued shares of such class in the event of a class meeting). The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. Under Gilat’s Articles of Association, if the original meeting was called as a special meeting, the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of shares required to call such a meeting.	The Comtech Bylaws provide that the holders of a majority of the issued and outstanding shares of Comtech’s capital stock entitled to vote at the meeting, present in person or represented by proxy, constitute a quorum.
Repurchases / Redemptions of Shares
Under the ICL, the repurchase of shares is required to comply with the applicable requirements that apply to dividends.
Israeli law limits the distribution of dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that Gilat reasonably believes that the dividend will not render it unable to meet its current or foreseeable obligations when due Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent Gilat from satisfying its current and foreseeable obligations, as they become due.

Under Delaware law, Comtech may purchase, redeem and dispose of its own shares, except that it may not purchase or redeem its shares if the capital of Comtech is impaired or would become impaired as a result of the redemption.
However, at any time, Comtech may purchase or redeem any of its shares that are entitled upon any distribution of assets to a preference over another class of its stock or, if no shares entitled to such a preference are outstanding, any of its own shares, if these shares will be retired upon acquisition or redemption, thereby reducing the capital of Comtech.

	GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.
Exemption and Limitation of Personal Liability of Directors and Officers
Under the ICL, a company may not exempt an office holder from liability with respect to a breach of his or her fiduciary duty, but may exempt in advance an office holder from his or liability to the company, in whole or in part, with respect to a breach of his duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in connection with distributions (as defined in the ICL). Gilat’s Articles of Association allow it to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving rise to such exemption.
Gilat has provided its directors and officers with letters providing them with exemption to the fullest extent permitted under Israeli law (except that Gilat is not required to exempt its directors and officers from liability for damages caused as a result of a breach of the office holder’s duty of care in transactions in which a controlling shareholder or an office holder has a personal interest).
The Comtech Charter provides that no Comtech director may be personally liable to Comtech or its stockholders for monetary damages for breach of fiduciary duty as a director, except that, directors may be liable (i) for any breach of the director’s duty of loyalty to Comtech or stockholders, (ii) for acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.
Indemnification of Directors and Officers	Pursuant to the ICL, a company may indemnify an office holder against: (i) a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court; (ii) reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and (iii) expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law, or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law, or
As permitted by Delaware law, the Comtech Charter contains a provision that eliminates the personal liability of the directors to Comtech and Comtech’s stockholders for monetary damages for breaches of fiduciary duties as directors, except that such provision does not apply to any breach that involves:
•
a breach of a director’s duty of loyalty to Comtech;

•
any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•
a transaction from which the director derives an improper personal benefit; or

•
the payment of dividends or the approval of stock repurchases or redemptions that are unlawful under the DGCL.

The Comtech Bylaws provide that Comtech shall indemnify (a) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Comtech) by reason of the fact

GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.

(C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law.
The indemnification of an office holder must be expressly permitted in the articles of association, under which the company may (i) undertake in advance to indemnify its office holders with respect to certain types of events that can be foreseen at the time of giving such undertaking and up to an amount determined by the board of directors to be reasonable under the circumstances, or (ii) provide indemnification retroactively in amounts deemed to be reasonable by the board of directors.
A company may also procure insurance for an office holder’s liability in consequence of an act performed in the scope of his office, in the following cases: (i) a breach of the duty of care of such office holder, (ii) a breach of fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (iii) a monetary obligation imposed on the office holder for the benefit of another person. Subject to the provisions of the ICL and the Securities Law, a company may also enter into a contract for procurement of insurance for an office holder for (a) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (b) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.
A company may not indemnify an office holder against, nor enter into an insurance contract which would provide coverage for, any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a that the person is or was one of Comtech’s directors, officers or employees, or is or was serving at Comtech’s request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Comtech’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was illegal, and (b) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by Comtech or in Comtech’s name to procure a judgment in its favor by reason of the fact that the person is or was one of Comtech’s directors, officers or employees, or is or was serving at Comtech’s request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Comtech’s best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to Comtech unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public

	GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.

breach by the office holder of his duty of care if such breach was performed intentionally or recklessly; (c) any act or omission carried out with the intent to derive an illegal personal gain; or (d) any fine or penalty levied against the office holder as a result of a criminal offense.
Gilat’s Articles of Association provides that it may indemnify any office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by the Gilat Board when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by the Gilat Board to be reasonable in the particular circumstances. Similarly, Gilat may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. Gilat’s Articles of Association also allow it to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such insurance may also cover the company for indemnifying such office holder. Gilat has obtained directors’ and officers’ liability insurance covering its officers and directors and those of its subsidiaries for claims. In addition, Gilat has provided its directors and officers with letters providing them with indemnification to the fullest extent permitted under Israeli law.
policy as expressed in the Securities Act and is, therefore, unenforceable.
Certain Business Combination Restrictions
The ICL provides that an acquisition of shares in a public company, such as ours, must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% percent of the voting rights. Similarly, the ICL provides that an acquisition of the shares must be made by means of a tender offer, if, as a result of the acquisition, a person would become a holder of 45% of the voting rights in the company, unless there is another person holding at that time more than 45% of the voting rights of the company.
The ICL provides for mergers between Israeli companies, if each party to the transaction obtains the appropriate
Comtech is subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, this statute provides that, except in certain limited circumstances, a corporation shall not engage in any “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, for purposes of Section 203 of the DGCL, an “interested stockholder” is a person who, together with affiliates, owns, or within three years did own, 15% or more

GILAT SATELLITE NETWORKS LTD.	COMTECH TELECOMMUNICATIONS CORP.

approval of its board of directors and shareholders. For purposes of the shareholder vote of each merging entity, unless a court rules otherwise, the merger requires the approval of a majority of the shares of that entity that are not held by the other entity or are not held by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other entity. Gilat’s Articles of Association provide that a merger requires the approval of the holders of a majority of the shares voting thereon.
Upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.
A merger may not be completed unless at least 50 days have passed from the date that a proposal of the merger was filed with the Israeli Companies Registrar by each merging company and 30 days from the date that shareholder approval of both merging companies was obtained. The merger proposal may be filed once a shareholder meeting has been called to approve the merger.
of the corporation’s voting stock. This provision could have the effect of delaying or preventing a change in control of Comtech.

APPRAISAL RIGHTS
Under Israeli law, holders of Gilat Shares are not entitled to statutory appraisal rights in connection with the Merger.
OTHER MATTERS
Gilat is unaware at this time of any other matters that will come before the meeting. If any other matters properly come before the meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Gilat Shares represented by executed and unrevoked proxies will be voted in accordance with such judgment.
LEGAL MATTERS
The validity of the shares of Comtech Common Stock to be issued pursuant to the Merger Agreement will be passed upon by Proskauer Rose LLP, counsel to Comtech.
EXPERTS
Comtech
The consolidated financial statements, and the related financial statement schedule, incorporated in this registration statement by reference from Comtech’s Annual Report on Form 10-K for the year ended July 31, 2019, and the effectiveness of Comtech’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
Gilat
The consolidated financial statements incorporated in this prospectus by reference from Gilat’s Annual Report on Form 20-F for the year ended December 31, 2019, and the effectiveness of Gilat’s internal control over financial reporting as of December 31, 2019 have been audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROPOSAL 2
APPROVAL TO PURCHASE A SEVEN-YEAR “TAIL” ENDORSEMENT TO GILAT’S CURRENT DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICY
Pursuant to the Merger Agreement, prior to the Effective Time, Gilat shall, or, if Gilat is unable to, Comtech shall cause the Surviving Company as of or after the Effective Time to, purchase a seven (7)-year prepaid “tail” policy that provides coverage with respect to matters arising on or before the Effective Time (including in connection with the Merger Agreement and the transactions or actions contemplated by the Merger Agreement) (the “D&O Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under Gilat’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance.
Pursuant to the ICL, the purchase of the D&O Insurance requires the approval of Gilat’s Compensation Committee and the Gilat Board, and, in the event the premium exceeds the amount prescribed by Gilat’s Compensation Policy for Executive Officers and Directors, also the approval of the Gilat shareholders.
The premium threshold stated in Gilat’s Compensation Policy for Executive Officers and Directors is $450,000 for directors’ and officers’ liability insurance. Gilat’s Compensation Policy for Executive Officers and Directors does not provide for a separate premium threshold for a “tail” endorsement in the context of a company sale.
Gilat’s Compensation Committee and the Gilat Board approved, and recommended that the Gilat shareholders approve at the General Meeting, the purchase of a seven-year “tail” endorsement to Gilat’s current directors’ and officers’ liability insurance policy.
It is proposed that the following resolution be adopted at the General Meeting:
“RESOLVED, to approve the purchase of a seven-year “tail” endorsement to Gilat’s current directors’ and officers’ liability insurance policy, as described in Proposal 2 of the proxy statement/prospectus.”
For the sake of clarity, the completion of the Merger is not contingent on the approval of Proposal 2.
The affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions), is necessary to approve the proposal. In addition, the shareholders’ approval must either include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Gilat Shares.
Under the ICL, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of Gilat, other than solely as a result of serving as a director or officer of Gilat. A person is presumed to be a controlling shareholder if it holds (i) 50% or more of any type of control means in Gilat, or (ii) 25% or more of the voting rights in Gilat, if no other person holds more than 50% of the voting rights in Gilat.
Under the ICL, a person is deemed to have a “personal interest” in the proposal if this person, or certain members of this person’s family or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares) has a personal interest in the adoption of such proposal. However, a person is not deemed to have a “personal interest” if this person’s interest arises solely from this person’s ownership of the Gilat Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

PROPOSAL 3
APPROVAL OF PAYMENT OF TRANSACTION BONUS TO THE CHIEF EXECUTIVE OFFICER OF GILAT
Pursuant to the ICL, the payment of a transaction bonus to an executive requires the approval of Gilat’s Compensation Committee and the Gilat Board, and, in the event the proposed bonus is being paid to a director or the Chief Executive Officer or the bonus amount exceeds the amount prescribed for by Gilat’s Compensation Policy for Executive Officers and Directors, also the approval of the Gilat shareholders.
Gilat’s Compensation Policy for Executive Officers and Directors currently provides that Gilat may determine that an executive shall be entitled to a special bonus, considering the exceptional contribution of such executive to Gilat. Gilat’s Compensation Policy for Executive Officers and Directors provides that the special bonus shall not exceed an amount of four (4) monthly salaries of such executive.
Gilat’s Compensation Committee and the Gilat Board determined that Gilat’s Compensation Policy for Executive Officers and Directors does not, however, address or provide appropriate compensation tools to Gilat’s Compensation Committee and the Gilat Board to pay what they believe to be well-deserved transaction bonus to Yona Ovadia, Gilat’s Chief Executive Officer, for his exceptional long-term contribution to executing and consummating the Merger.
Following their review, Gilat’s Compensation Committee and the Gilat Board approved, and recommended that the Gilat shareholders approve at the General Meeting, the payment of a transaction bonus of  $1,000,000 to Mr. Ovadia, payable over the 12 month period following the Effective Time subject to compliance with certain terms and conditions.
It is proposed that the following resolution be adopted at the General Meeting:
“RESOLVED, to approve the payment of a transaction bonus to the Chief Executive Officer of Gilat, as described in Proposal 3 of the proxy statement/prospectus.”
For the sake of clarity, the completion of the Merger is not contingent on the approval of Proposal 3.
The affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions), is necessary to approve the proposal. In addition, the shareholders’ approval must either include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Gilat Shares.

PROPOSAL 4
APPROVAL OF PAYMENT OF TRANSACTION BONUS TO THE CHIEF FINANCIAL OFFICER OF GILAT
As described in Proposal 3, pursuant to the ICL, the payment of a transaction bonus to an executive requires the approval of Gilat’s Compensation Committee and the Gilat Board, and, in the event the proposed bonus is being paid to a director or the Chief Executive Officer or the bonus amount exceeds the amount prescribed for by Gilat’s Compensation Policy for Executive Officers and Directors, also the approval of the Gilat shareholders.
As described in Proposal 3, Gilat’s Compensation Policy for Executive Officers and Directors currently provides that Gilat may determine that an executive shall be entitled to a special bonus, considering the exceptional contribution of such executive to Gilat and that the special bonus shall not exceed an amount of four (4) monthly salaries of such executive.
Gilat’s Compensation Committee and the Gilat Board determined that Gilat’s Compensation Policy for Executive Officers and Directors does not, however, address or provide appropriate compensation tools to Gilat’s Compensation Committee and the Gilat Board to pay what they believe to be well-deserved transaction bonus to Adi Sfadia, Gilat’s Chief Financial Officer, for his exceptional long-term contribution to executing and consummating the Merger.
Following their review, Gilat’s Compensation Committee and the Gilat Board approved, and recommended that the Gilat shareholders approve at the General Meeting, the payment of a transaction bonus of  $500,000 to Mr. Sfadia, payable immediately prior to the Effective Time.
It is proposed that the following resolution be adopted at the General Meeting:
“RESOLVED, to approve the payment of a transaction bonus to the Chief Financial Officer of Gilat, as described in Proposal 4 of the proxy statement/prospectus.”
For the sake of clarity, the completion of the Merger is not contingent on the approval of Proposal 4.
The affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions), is necessary to approve the proposal. In addition, the shareholders’ approval must either include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Gilat Shares.

PROPOSAL 5
APPROVAL OF AMENDMENT TO GILAT’S COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS
Pursuant to Gilat’s Compensation Policy for Executive Officers and Directors, the payment of between 20% and 30% of the annual bonus payable to each executive officer is deferred to the following year and is payable subject to the executive remaining employed by Gilat or its subsidiary during the deferral year and Gilat complying with certain financial metrics.
In connection with the Merger, it is proposed that in the event Gilat is acquired during a bonus year or during a bonus deferral period, such as in the case of the Merger, the deferred bonus amount shall become payable at the time of payment of the annual bonus or the time the acquisition is consummated, as applicable.
Pursuant to the ICL, the amendment to Gilat’s Compensation Policy for Executive Officers and Directors requires the approval of Gilat’s Compensation Committee, the Gilat Board and Gilat shareholders.
Following their review, Gilat’s Compensation Committee and the Gilat Board approved, and recommended that the Gilat shareholders approve at the General Meeting, to add the following sentence to the end of Section B.3.1. of Gilat’s Compensation Policy for Executive Officers and Directors:
“In the event of a Change in Control of the Company (as defined below) during a bonus year or during a bonus deferral period, the Deferred Amount shall become payable at the time of payment of the Annual Bonus or the time the acquisition is consummated, as applicable.”
A “Change in Control” shall mean a merger, consolidation or other reorganization approved by the Company's shareholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor company are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction.”
It is proposed that the following resolution be adopted at the General Meeting:
“RESOLVED, to approve an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors, as described in Proposal 5 of the proxy statement/prospectus.”
For the sake of clarity, the completion of the Merger is not contingent on the approval of Proposal 5.
The affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions), is necessary to approve the proposal. In addition, the shareholders’ approval must either include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Gilat Shares.

PROPOSAL 6
REELECTION OF EXTERNAL DIRECTOR
In accordance with the ICL and the relevant regulations, Gilat must have at least two External Directors who meet the statutory requirements of independence. An External Director serves for a term of three years, which may be extended for additional three-year terms. An External Director can be removed from office only under very limited circumstances. All of the External Directors must serve on our Audit Committee and Compensation Committee (including one External Director serving as the chair of such committees), and at least one External Director must serve on each committee of the Gilat Board.
Major General (ret.) Elyezer Shkedy and Dafna Cohen are Gilat’s External Directors under the ICL. The current term of office of Elyezer Shkedy expires in June 2020, shortly after the date of the General Meeting, and he is standing for reelection at this General Meeting. The term of office of Dafna Cohen expires in January 2021, and she is not required to stand for reelection at the General Meeting.
Biographical information concerning Major General (ret.) Shkedy is set forth below:
Major General (ret.) Elyezer Shkedy has served on the Gilat Board since June 2017. Mr. Shkedy is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines. Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a long career as a fighter pilot and moving up through several command positions in the Israeli Air Force. Mr. Shkedy serves as board member in Paz Oil Company, Ltd. (TASE), as chairman of the board (pro bono) at Osim Shinui Shamaym Vearetz Ltd., a company for a public cause, and as member of managing boards at several other non-profit companies and organizations. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California, U.S. and a B.Sc. degree in Mathematics and Computer Science (with distinction) from Ben Gurion University in Israel.
The Gilat Board recommends that Elyezer Shkedy be reelected to serve as an External Director (within the meaning of the ICL) on the Gilat Board at the General Meeting for an additional three-year term or until his prior termination or resignation, and has determined that, in light of the expertise and contribution to the Gilat Board and Board committees of Mr. Shkedy, the reelection of Mr. Shkedy as an External Director for an additional three year term would be in Gilat’s best interest. The Gilat Board has further found that Mr. Shkedy has all necessary qualifications required under the ICL and the requirements of Nasdaq, and that Mr. Shkedy has “accounting and financial expertise,” as such term is defined by regulations promulgated under the ICL. Furthermore, Mr. Shkedy has certified to Gilat that he meets all other requirements in connection with the election of an External Director under the ICL.
It is expected that Mr. Shkedy shall cease serving as a director of Gilat as of the effective time of the Merger.
It is proposed that the following resolution be adopted at the General Meeting:
“RESOLVED, to reelect Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board, for an additional three-year term or until his prior termination or resignation.”
For the sake of clarity, the completion of the Merger is not contingent on the approval of Proposal 5.
The affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions), is necessary to reelect Mr. Shkedy as an External Director. In addition, the shareholders’ approval must either include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Gilat Shares.

HOUSEHOLDING OF PROXY MATERIALS
Some banks, brokerage firms or other nominees may be participating in the practice of  “householding” proxy statements. This means that only one copy of this proxy statement/prospectus may have been sent to multiple Gilat shareholders sharing the same address. Gilat will promptly deliver a separate copy of this proxy statement/prospectus to you if you make a written or oral request to: Gilat Satellite Networks Ltd., Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 49130, Israel, Attention: Investor Relations, telephone +972-3-925-2000. If you want to receive separate copies of a Gilat proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact Gilat at the above address and telephone number.

WHERE YOU CAN FIND MORE INFORMATION
Comtech files annual, quarterly and current reports, proxy statements and other information and Gilat files annual and periodic reports and other information with the SEC under the Exchange Act. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Comtech and Gilat, who file electronically with the SEC. The address of that site is www.sec.gov.
Investors may also consult Comtech’s or Gilat’s website for more information about Comtech or Gilat, respectively. Comtech’s website is www.comtechtel.com. Gilat’s website is www.Gilat.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.
Comtech has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the issuance of shares of Comtech Common Stock to Gilat shareholders pursuant to the Merger Agreement. The registration statement, including the attached exhibits, contains additional relevant information about Comtech and Comtech Common Stock. The rules and regulations of the SEC allow Comtech and Gilat to omit certain information included in the registration statement from this proxy statement/prospectus.
In addition, the SEC allows Comtech and Gilat to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus.
This proxy statement/prospectus incorporates by reference the documents listed below and any future filings made by Comtech and/or Gilat with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any reports on Form 20-F and certain reports on Form 6-K that Gilat furnishes to the SEC after the date of this proxy statement/prospectus and prior to the meeting (if they state that they are incorporated by reference into this proxy statement/prospectus). These documents contain important information about Comtech, Gilat, each of their respective financial condition and other matters.
•
Comtech’s Annual Report on Form 10-K for the fiscal year ended July 31, 2019 filed with the SEC on September 24, 2019;

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Comtech’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2020 filed with the SEC on March 4, 2020;

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Comtech’s Current Reports on Form 8-K filed with the SEC on December 4, 2019, January 29, 2020 (two filing) (third filing), March 4, 2020 (three filings) and March 31, 2020 (two filings);

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Definitive Proxy Statement for Comtech’s 2019 Annual Meeting filed with the SEC on November 15, 2019;

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Gilat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 23, 2020;

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Gilat’s Reports on Form 6-K filed with the SEC on September 26, 2019, January 29, 2020 (two filings), February 19, 2020 and March 3, 2020; and

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Proxy Statement for Gilat’s 2019 Annual Meeting filed with the SEC on May 15, 2019.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Gilat will provide you with copies of these documents, without charge, upon written or oral request to:
Gilat Satellite Networks Ltd.
Yael Shofar, General Counsel and Corporate Secretary
Tel: +972-3-925-2000
Email: yaelsh@gilat.com
Address: Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated April 3, 2020. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither our making available of this proxy statement/prospectus to Gilat shareholders nor the issuance by Comtech of shares of Comtech Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

Annex A
AGREEMENT AND PLAN OF MERGER
by and among
COMTECH TELECOMMUNICATIONS CORP.,
CONVOY LTD.
and
GILAT SATELLITE NETWORKS LTD.
Dated January 29, 2020

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
This agreement and plan of merger (this “Agreement”) is dated January 29, 2020, among COMTECH TELECOMMUNICATIONS CORP., a Delaware corporation (“Parent”), CONVOY LTD., a company organized under the Laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and GILAT SATELLITE NETWORKS LTD., a company organized under the Laws of the State of Israel (the “Company,” and together with Parent and Merger Sub, the “Parties”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.
RECITALS
A.   The Parties intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law, 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, all upon the terms and subject to the conditions set forth in this Agreement;
B.   It is proposed that upon the consummation of the Merger, each ordinary share, nominal value NIS 0.20 per share, of the Company (each, a “Company Share”), that is then issued and outstanding will thereupon be cancelled and converted into the right to receive (i) cash, without interest, in an amount equal to $7.18 (the “Cash Merger Consideration”) and (ii) 0.08425 of a share of Parent Common Stock (as defined below) (the “Stock Merger Consideration” and, together with the Cash Merger Consideration, the “Merger Consideration”), all upon the terms and subject to the conditions set forth herein.
C.   The Board of Directors of the Company (the “Company Board”) unanimously has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and are fair to and in the best interests of the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved the execution and delivery of this Agreement and the performance of the transactions contemplated hereby, including the Merger, in accordance with the requirements of the ICL and any other Applicable Law, and (iii) resolved to recommend that the Company Shareholders approve this Agreement, the Merger and the other transactions contemplated hereby, all upon the terms and subject to the conditions set forth herein (the “Company Board Recommendation”).
D.   The boards of directors of Parent and Merger Sub have each unanimously approved the execution and delivery of this Agreement and the performance of the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein and the board of directors of Merger Sub has further (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and are fair to and in the best interests of Merger Sub and its shareholders, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iii) determined to recommend that the shareholders of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby.
E.   As a material inducement and condition to Parent entering into this Agreement, certain Company Shareholders are entering into a voting agreement with Parent and Merger Sub simultaneously with the execution of this Agreement, substantially in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, among other things, such Company Shareholders have agreed, upon the terms and subject to the conditions set forth therein, to vote in favor of this Agreement and the transactions contemplated hereby, including the Merger.

AGREEMENT
The Parties therefore agree as follows:
ARTICLE I
DEFINITIONS & INTERPRETATIONS
1.1   Certain Definitions.   For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:
(a)   “102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and the Company 102 Shares.
(b)   “Acquisition Proposal” means any offer, proposal or indication of interest from any Third Party relating to any Acquisition Transaction.
(c)   “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition by any Third Party, directly or indirectly, of 20% or more of the outstanding Company Shares, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Third Party beneficially owning (as defined under Section 13(d) of the Exchange Act) 20% or more of the Company Shares; or (ii) any acquisition by any Third Party, directly or indirectly, of 20% or more of the assets, net revenues or net income (including equity securities of the Company’s Subsidiaries) of the Company (on a consolidated basis with its Subsidiaries), measured on a book value basis, in the case of each of clause (i) and (ii), whether pursuant to a merger, consolidation, reorganization, recapitalization, liquidation, dissolution, share exchange or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction involving the Company.
(d)   “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.
(e)   “Antitrust Laws” means applicable Israeli, U.S. and non-U.S. federal, state, local, regional, supranational or other antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.
(f)   “Applicable Law” means, with respect to any Person, any Law that is binding upon or applicable to such Person.
(g)   “Applicable Privacy Laws” means all privacy, security, data collection, data protection, data sharing, direct marketing, consumer protection, location tracking, customer tracking, behavioral marketing and workplace privacy Applicable Laws, including with respect to the collection, processing, storage, protection and disclosure of Personal Information.
(h)   “Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2019.
(i)   “Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which the commercial banks in New York, New York or banking corporations in Israel (pursuant to the directives of the Bank of Israel) are authorized or required by Applicable Law to close.
(j)   “Business Facility” means any property including the land, improvements, soil, soil gas, indoor air, groundwater, and surface water that is owned, operated, occupied, controlled or leased by the Company or its Subsidiaries in connection with the operation of their respective businesses.

(k)   “Cash Equivalent Consideration” means the sum of  (1) the Cash Merger Consideration plus (2) the product obtained by multiplying (A) the Stock Merger Consideration by (B) the Parent Average Trading Price.
(l)   “Code” means the United States Internal Revenue Code of 1986.
(m)   “Company 102 Options” means any Company Options granted under Section 102 of the Ordinance.
(n)   “Company Board Recommendation Change” means that the Company Board shall: (i) modify or qualify, in each case, in a manner adverse to Parent or Merger Sub, or withdraw, or publicly propose to modify or qualify, in each case, in a manner adverse to Parent or Merger Sub, or withdraw, the Company Board Recommendation; (ii) approve or adopt any Acquisition Proposal; (iii) following the failure of the Company Board to reaffirm the Company Board Recommendation upon Parent’s request to do so (publicly, if so requested), recommend any Acquisition Proposal (provided that any such request by Parent to reaffirm the Company Board Recommendation shall not count towards the limit contained in the proviso in subclause (iii) of the definition of the term “Triggering Event”); or (iv) fail to include the Company Board Recommendation in the Proxy Statement.
(o)   “Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement.
(p)   “Company Intervening Event” means any event, occurrence or development that is material to the Company and its Subsidiaries, taken as a whole, that (i) was not known or reasonably foreseeable to the Company Board on or prior to the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board on or prior to the date of this Agreement), (ii) which event, occurrence or development, or any consequence thereof, becomes known to the Company Board prior to the Company Shareholder Approval and (iii) does not involve or relate to (A) an Acquisition Proposal or (B) any fluctuation in the market price or trading volume of the Company Shares, in and of itself  (it being understood that the underlying factors that may have contributed to any such fluctuation that are not otherwise excluded from the definition of Company Intervening Event may be taken into account in determining whether a Company Intervening Event has occurred).
(q)   “Company IP” means all of the Intellectual Property Rights owned by the Company or any of its Subsidiaries.
(r)   “Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, including any right to receive or obligation to pay royalties or any other consideration, whether written or oral, relating to Intellectual Property Rights to which the Company or its Subsidiaries is a party (other than non-exclusive licenses to customers or for customization at the request of customers, in each case, entered into in the ordinary course of business).
(s)   “Company Options” means any options to purchase Company Shares outstanding, whether (i) granted under any of the Company Plans, (ii) assumed by the Company in connection with any merger, acquisition or similar transaction, or (iii) otherwise issued or granted.
(t)   “Company Plan” means the Company’s 2008 Share Incentive Plan, as amended from time to time, including the Israeli Sub-Plan to the 2008 Plan (the “2008 Plan”).
(u)   “Company Products” means any and all items, products and services, in each case other than Off-the-Shelf Software, marketed, sold, licensed, provided or distributed by the Company and its Subsidiaries, and refers also to (i) all associated documentation and (ii) all currently supported versions thereof, and works under development as of the date hereof.
(v)   “Company Registered IP” means all Company IP that is the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any state, Governmental Entity or other public legal authority, including Patents, registered Trademarks, registered Copyrights and Domain Names.

(w)   “Company Restricted Shares” means any Company Shares subject to vesting or other lapse restrictions (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
(x)   “Company Shareholders” means holders of Company Shares.
(y)   “Company Systems” means the computer systems, including Software, hardware, networks, databases, systems, telecommunications equipment and websites (and all information transmitted thereby or stored therein), owned, leased, licensed or otherwise used or held for use by the Company and its Subsidiaries in the conduct of their respective businesses.
(z)   “Compliant” means, with respect to the Required Information and without giving effect to any supplements or updates delivered by the Company after the commencement of the Marketing Period, the Required Information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company or its Subsidiaries, necessary in order to make such Required Information, in light of the circumstances under which the statements contained in the Required Information are made, not misleading.
(aa)   “Continuing Employees” means all employees of the Company or its Subsidiaries who are employed by the Company or its Subsidiaries immediately prior to the Effective Time, who continue their employment from and after the Effective Time with Parent or any Subsidiary of Parent (including, after the Effective Time, the Company and its Subsidiaries).
(bb)   “Contract” means any binding contract, subcontract, agreement, understanding, commitment, note, bond, mortgage, indenture, lease, license, sublicense, franchise, obligation, collective agreement or arrangement or other legally binding instrument or arrangement, whether oral or in writing.
(cc)   “Credit Facilities” means (i) the loan documents between the Company and First International Bank of Israel, dated as of December 12, 2010, as amended from time to time, and (ii) the Master Credit Agreement between the Company and The Hongkong and Shanghai Banking Corporation (HSBC), dated as of July 14, 2013, as amended from time to time.
(dd)   “DCSA” means the Defense Counterintelligence and Security Agency of the U.S. Department of Defense, or any successor thereto.
(ee)   “DCSA Requirements” means the NISPOM and the NISPOM’s interpretive guidance.
(ff)   “DOJ” means the United States Department of Justice, or any successor thereto.
(gg)   “DOL” means the United States Department of Labor, or any successor thereto.
(hh)   “Employee Plans” means, (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) all other employment, consulting and independent contractor agreement, collective bargaining, labor, bonus, stock option, phantom equity, stock purchase or other equity-based, benefit, incentive compensation (whether cash or equity), profit sharing, savings, retirement (including early retirement, supplemental retirement, termination indemnities and seniority payments), disability or other health plan, insurance, vacation, recuperation sick pay or paid time off, incentive, deferred compensation, pension and/or any other provident fund (including managers’ insurance plan and further education fund), severance, termination, retention, change of control and other fringe, medical, vision, dental, life insurance, welfare or other employee benefit plans, programs, agreements, practices, contracts, policies or arrangements (whether or not in writing) maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) for the benefit of or relating to any current or former employee, Independent Contractor, director, or other service provider of the Company, any of its Subsidiaries or any ERISA Affiliate, or the beneficiaries or dependents of any such Person, or with respect to which the Company or any of its Subsidiaries has or may have any Liability, in each case, whether written or oral, and in each case, for the benefit of current or former employees; provided, however, that the term “Employee Plans” shall not include any plan, program, agreement, contract, policy or arrangement mandated by Applicable Law or plans or other arrangements sponsored, in whole or in part, by any Governmental Entity.
(ii)   “Environmental Law” means any Applicable Law that relates to pollution, protection of human health or safety (as it relates to exposure to hazardous or toxic substances) or the environment, or that prohibits, regulates or controls any Hazardous Material or any Hazardous Material Activity, including the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the United States Resource Recovery and Conservation Act of 1976, the United States Federal Water Pollution Control Act, the United States Clean Air Act, the United States Toxic Substance Control Act, the United States Solid Waste Disposal Act, the United States Hazardous Materials Transportation Act, the United States Clean Water Act, the United States Occupational Safety and Health Act, the European Union Directive 2002/96/EC on waste electrical and electronic equipment, the European Union Directives 2002/95/EC and 2011/65/EU on the restriction on the use of hazardous substances, the Chinese Administrative Measures on the Control of Pollution Caused by Electronic Information Products, the European Commission Regulation 1907/2006, the Israeli Dangerous Materials Law, 1993, the Israeli Clean Air Act, 2008, the Israeli Water Act, 1959, the Israeli Packaging Law, 2011, the Israeli Environmental Treatment of Electrical and Electronic Equipment and Batteries Law, 2012, the Israeli Abatement of Nuisances Law, 1961, and other similar Applicable Laws.
(jj)   “Environmental Permit” means any Permit required to be obtained from any Person or any Governmental Entity under any applicable Environmental Law.
(kk)   “ERISA” means the United States Employee Retirement Income Security Act of 1974, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.
(ll)   “ERISA Affiliate” means any Person under common control with the Company that, together with the Company or any of its Subsidiaries, would be treated as a single employer with the Company or any of its Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code and the regulations promulgated thereunder.
(mm)   “Exchange Act” means the United States Securities Exchange Act of 1934.
(nn)   “Exchange Ratio” means the sum of: (i) the Stock Merger Consideration plus (ii) the quotient obtained by dividing (A) the Cash Merger Consideration by (B) the Parent Average Trading Price.
(oo)   “Export Records” means any export license authorizations, determinations, correspondence with Governmental Entities and any other records which are kept (or are required to be kept) by the Company and its Subsidiaries for purposes of compliance with Export, Import and Sanctions Laws or the DCSA Requirements, and any other documents or records which are kept (or are required to be kept) by the Company and its Subsidiaries for purposes of invoking an applicable license exception or license exemption to export or import a product, service or Technology under applicable Laws.
(pp)   “Export, Import and Sanctions Laws” means any Applicable Law that relates to economic or trade sanctions and export and import controls of products, service or Technology, including the Export Administration Regulations, International Emergency Economic Powers Act, International Traffic in Arms Regulations, Arms Export Control Act, Export Control Reform Act of 2018, and the Department of the Treasury Office of Foreign Assets Control Regulations, administered or enforced by any Governmental Entity, including the United States (including by OFAC, the U.S. Department of Commerce or the U.S. Department of State), Israel, the United Nations Security Council, and the European Union.
(qq)   “Financing” means any debt financing or equity financing or financings in connection with the transactions contemplated by this Agreement, including any offering or private placement of debt securities or borrowing of loans and any related engagement letter and including any credit facilities or capital markets debt financing or equity or equity-related offerings.
(rr)   “Form S-4” means the registration statement on Form S-4 to be filed by Parent with the SEC in connection with the issuance by Parent of the Stock Merger Consideration.

(ss)   “FTC” means the United States Federal Trade Commission, or any successor thereto.
(tt)   “Government Contract” means any Contract, including any prime contract, subcontract, facility contract, teaming agreement, arrangement, joint venture agreement, basic ordering agreement, pricing agreement, letter agreement, purchase order, delivery order, task order or other contractual arrangement of any kind, between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity (or any contractor or subcontractor to a Governmental Entity, in its capacity as such, which to the knowledge of the Company is acting on behalf of a Governmental Entity), on the other hand.
(uu)   “Government Grant” means any grant, incentive, qualification, subsidy, award, participation, exemption, status or other benefit from any Governmental Entity granted to or provided to, or enjoyed by the Company or any of its Subsidiaries, including by or on behalf of or under the authority of the OCS, the Investment Center or the BIRD Foundation, as applicable.
(vv)   “Governmental Entity” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, or any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government, and any non-governmental self-regulatory agency to which the respective Person is subject, securities exchange, commission or authority, and any court, tribunal or judicial body, in each case whether supranational, national, foreign, federal, state, county, provincial or local.
(ww)   “Hazardous Material” means (i) petroleum and petroleum products, including crude oil and any fractions thereof, natural gas, synthetic gas and any mixtures thereof, polychlorinated biphenyls, friable asbestos, ozone-depleting substances and radon and (ii) any other material, chemical, emission, substance or waste for which liability or standards of conduct are imposed or that has been regulated under applicable Environmental Law or by any applicable Governmental Entity on the basis of being radioactive, toxic, hazardous, a pollutant or a contaminant.
(xx)   “Hazardous Materials Activity” means the transportation, transfer, recycling, collection, labeling, packaging, storage, use, treatment, manufacture, removal, disposal, remediation, release, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material.
(yy)   “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.
(zz)   “Innovation Law” means the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984 (formerly known as the Israeli Encouragement of Research and Development in Industry Law, 1984), and all rules and regulations thereunder.
(aaa)   “Intellectual Property Rights” means the rights associated with or arising out of any of the following in any jurisdiction throughout the world: (i) issued patents and patent applications (whether provisional or non-provisional), together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, and other Governmental Entity-issued indicia of invention ownership (including certificates of invention, petty patents and patent utility models) (“Patents”); (ii) trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable), including know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information (“Trade Secrets”); (iii) copyrights, mask work rights and all other rights with respect to works of authorship, and all registrations thereof and applications therefor (“Copyrights”); (iv) trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (“Trademarks”); (v) Internet domain name registrations (“Domain Names”); and (vi) any similar, corresponding or equivalent intellectual property rights to any of the foregoing in any jurisdiction throughout the world.

(bbb)   “International Employee Plan” means any Employee Plan that is maintained in any non-U.S. jurisdiction.
(ccc)   “Investment Center” means the Israeli Investment Center of the Israeli Ministry of Economy and Industry (previously, the Ministry of Industry, Trade and Labor).
(ddd)   “IRS” means the United States Internal Revenue Service, or any successor thereto.
(eee)   “ISA” means the Israeli Securities Authority.
(fff)   “knowledge” of the Company means the actual knowledge, after reasonable inquiry under the circumstances, of one or more of the individuals listed in Section 1.1(fff) of the Company Disclosure Letter.
(ggg)   “knowledge” of Parent or Merger Sub means the actual knowledge, after reasonable inquiry under the circumstances, of one or more of the individuals listed in Section 1.1(ggg) of the Parent Disclosure Letter.
(hhh)   “Law” means any international, national, federal, state, local, municipal or other law (statutory, common or otherwise), constitution, treaty, convention, resolution, ordinance, directive, code, edict, decree, rule, regulation, Order, case law, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case as amended, unless expressly specified otherwise.
(iii)   “Legal Proceeding” means any action, claim, suit, litigation, arbitration or similar proceeding (including any civil, criminal, administrative or appellate proceeding, public or private), hearing, in each case, by or before or otherwise involving any Governmental Entity or any arbitrator or arbitration panel.
(jjj)   “Liabilities” means any liability, claim, judgment, damage, penalty, cost, expense, indebtedness, or monetary obligation or commitment of any kind (whether accrued or unaccrued, asserted or not asserted, absolute or contingent, matured or unmatured, disputed or undisputed, liquidated or unliquidated, secured or unsecured, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under U.S. GAAP).
(kkk)   “Lien” means with respect to any asset (including any security) or right, any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset or right, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, in each case, with respect to any asset that is a security, other than any restrictions on transfer generally arising out of any securities Laws.
(lll)   “Marketing Period” means the first period of twenty (20) consecutive Business Days after the date hereof throughout which Parent shall hold the Required Information and the Required Information is Compliant. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, at any time during, or on the first or last day of, such twenty (20) consecutive Business Day period, (a) the Company’s independent accounting firm shall have withdrawn its audit opinion with respect to any audited consolidated financial statements of the Company included in the Required Information, in which case the Marketing Period shall not be deemed to commence until the day following the date on which a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent accounting firm or another independent accounting firm reasonably acceptable to Parent, (b) the Company issues a public statement indicating its intent to restate any consolidated financial statements of the Company included in the Required Information, in which case the Marketing Period shall not be deemed to commence until the day following the date on which such restatement has been completed and the Required Information has been amended or the Company issues a public statement that no restatement is required in accordance with GAAP or (c) the Required Information is not Compliant (which, for the avoidance of doubt, shall require that the financial statements be current as more fully set forth in Rule 3-12 of Regulation S-X for the entire Marketing Period), in which case a new twenty (20) consecutive Business Day period shall commence upon the day following the date on which the Company provides Required Information that is Compliant. For illustrative purposes only, assuming the Marketing Period commences on January 30, 2020 and the Required Information is Compliant for the twenty (20) consecutive Business Days beginning on such date, the Marketing Period would end on February 28, 2020.
(mmm)   “Material Adverse Effect” means, with respect to any Person, any fact, event, occurrence, change, development or effect (any such item, an “Effect”) that, individually or in the aggregate when taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of a Material Adverse Effect is or would reasonably be expected to be material and adverse to the business, assets, Liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that “Material Adverse Effect” shall not include any Effect to the extent arising out of or resulting from (i) any failure of such Person to meet any projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or any published analyst or other third-party estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any change in the market price or trading volume of the shares, or change in such Person’s credit rating (it being understood that this clause (i) shall not prevent a Party from asserting that any Effect that may have contributed to such failure or decrease that are not otherwise excluded from the definition of  “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (ii) general changes or developments in any of the industries or markets or geographic regions in which such Person or its Subsidiaries conduct business, (iii) any changes in the United States, Israel or global economy or the capital, financial, regulatory, business, political, geopolitical, credit, capital or securities markets, including changes in interest or exchange rates, (iv) any changes in Law or accounting regulations or principles or interpretations thereof, (v) the commencement, escalation or worsening of a war, military actions or armed hostilities (whether or not declared) or the occurrence of acts of terrorism or sabotage, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or at the express written request of, or with the express written consent of, the other Party, (vii) earthquakes, hurricanes or other natural disasters or any other acts of God, or (viii) the execution of this Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including the identity of the other Party or any effect on such Party or any of its Subsidiaries’ relationships with their respective customers, suppliers, employees or other third parties); provided, however, that the exceptions in clauses (ii), (iii), (iv), (v), or (vii) shall not apply to the extent the Effects set forth in such clauses disproportionately affect such Person and its Subsidiaries, taken as a whole, relative to other companies in the industries in which such Person and its Subsidiaries operate, in which case only the extent of such disproportionate impact (if any) shall be taken into account when determining a “Material Adverse Effect”.
(nnn)   “Nasdaq” means the Nasdaq Global Select Market.
(ooo)   “Net Share” means, with respect to a Cancelled Option, the quotient obtained by dividing (i) the product of  (A) the excess, if any, of the Cash Equivalent Consideration over the per share exercise price of such Cancelled Option, multiplied by (B) the number of Company Shares subject to such Cancelled Option, by (ii) the Cash Equivalent Consideration.
(ppp)   “NISPOM” means the National Industrial Security Program Operating Manual.
(qqq)   “Object Code” means computer software, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.
(rrr)   “OCS” means the Israeli Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.
(sss)   “OCS Notice” means the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger required to be submitted to the OCS in connection with the Merger in accordance with the Innovation Law.

(ttt)   “Off-the-Shelf Software” means any Software generally available on non-discriminatory terms.
(uuu)   “Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, stipulation, ruling, writ, extension order or award issued, enacted, adopted, promulgated or applied by any Governmental Entity or arbitrator.
(vvv)   “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder.
(www)   “Parent Average Trading Price” means the volume-weighted average of the trading prices on the Nasdaq of shares of Parent Common Stock as reported by Bloomberg L.P. for the ten (10) most recent trading days ending on (and including) the second-to-last trading day immediately prior to the date on which the Closing occurs.
(xxx)   “Parent Balance Sheet” means the unaudited consolidated balance sheet of Parent and its Subsidiaries as of October 31, 2019.
(yyy)   “Parent Common Stock” means shares of common stock, par value $0.10 per share, of Parent.
(zzz)   “Parent Compensatory Awards” means Parent Options, Parent Restricted Stock and Parent Restricted Stock Units.
(aaaa)   “Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company on the date of this Agreement.
(bbbb)   “Parent OCS Undertaking” means the written undertaking in customary form to be bound by and to comply with the provisions of the Innovation Law that Parent is required to execute and deliver to the OCS in connection with the Merger.
(cccc)   “Parent Options” means any options to purchase Parent Common Stock outstanding, whether granted under the Parent Stock Plan, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted.
(dddd)   “Parent Restricted Stock” means any Parent Common Stock subject to vesting or other lapse restrictions (whether granted by Parent pursuant to the Parent Stock Plan, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
(eeee)   “Parent Restricted Stock Unit” means any unit or award granted (whether granted by Parent pursuant to the Parent Stock Plan, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted) (i) denominated in units, and (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more shares of Parent Common Stock or the cash equivalent thereof upon such holder’s continued service with or employment by Parent or any of its Subsidiaries and/or upon the satisfaction or attainment of one or more performance milestones.
(ffff)   “Parent Stock Plan” means Parent’s 2000 Stock Incentive Plan (as amended and restated as of March 6, 2018).
(gggg)   “Permitted Liens” mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, in accordance with U.S. GAAP; (ii) statutory mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s, landlords’ or other similar Liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default for a period greater than sixty (60) days or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, in accordance with U.S. GAAP or that are otherwise not material; (iii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by Governmental Entities, in each case that do not and would not, individually or in the aggregate, reasonably be expected to adversely impact the current use and operation of the affected property; (iv) Liens incurred or deposits made in the ordinary course of business arising under workers’ compensation, unemployment insurance or other types of social security or foreign equivalents; (v) in the case of Intellectual Property Rights, licenses to customers or suppliers in their capacities as such in the ordinary course of business; (vi) minor exceptions, restrictions, imperfections of title, charges and such other Liens which would not, individually or in the aggregate, materially interfere with the operation of the business of a Person and its Subsidiaries, as currently conducted or detract from the use, occupancy, value or marketability of the property affected by such Lien; and (vii) with respect to assets that are equity or debt securities, Liens arising from transfer restrictions under securities Laws.
(hhhh)   “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
(iiii)   “Personal Information” means personally identifiable information of the Company’s or its Subsidiaries’ employees, agents, officers, directors, individual contractors, individual representatives of their respective actual, potential and prospective customers, individual suppliers and/or other persons, which information may include name, address, other contact information, persistent identifier, financial account information, health or medical information, insurance information, social security number, tax ID number, driver’s license, mother’s maiden name, date of birth, password, PIN number, employee ID number, payroll records, salary information or other human resources records and information, personal identification number or code, other personal information or data that can be used for identity theft or to identify a particular natural person, computer, device or software, and any other sensitive information regarding such persons.
(jjjj)   “Public Software” means any Software that is distributed or made available under the terms of a license that meets the definition of  “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html, or that is otherwise OSI-approved or categorized by the Free Software Foundation as free.
(kkkk)   “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors) and other authorized agents or representatives retained by such Person.
(llll)   “Required Information” means (a) the audited consolidated balance sheets and related statements of operations, comprehensive income and cash flows and stockholders’ equity of the Company for the three most recently completed fiscal years of the Company ended at least 90 days prior to the Closing Date, (b) the unaudited consolidated balance sheets and related statements of operations, comprehensive income and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least 45 days prior to the Closing Date, and (c) all information customarily provided by a borrower for inclusion in an information memorandum for a credit facility in connection with the Financing.
(mmmm)   “Restricted Contract” means any (a) Contract that includes a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the consummation of any of the transactions contemplated by this Agreement; (b) Contract that would require the approval of the Company Board or the Chairman of the Company Board pursuant to the Company’s Sales Policy and Procedures made available to Parent prior to the date of this Agreement or that, in the ordinary course of business, would otherwise be presented to the Company Board or the Chairman of the Company Board for approval; (c) Contract that would or the Company would reasonably expect to (i) result in a direct (i.e., excluding overhead and operating expenses not specifically relating to the subject matter of the Contract) loss in excess of  $100,000 or (ii) with respect to a new Contract taken into account in the Company’s 2020 Annual Operational Plan made available to Parent prior to the date of this Agreement, cause the Company or any of its Subsidiaries to incur expenses of  $1,000,000 or more in excess of the expenses provided for in respect of such Contract in the Company’s 2020 Annual Operational Plan; (d) Contract of the type described in subclause (iv) of Section 3.10(a); (e) Contract with a customer, supplier or dealer or other Person that provides installation services for or on behalf of the Company or any of its Subsidiaries that would or would reasonably be expected to involve aggregate annual revenues or payments of  $10,000,000 or more; (f) Contract for the lease of any telecommunications tower or similar structure or any Real Property that would or would reasonably be expected to result in $5,000,000 or more in annual expenditures (other than any renewals of any of the foregoing in the ordinary course of business); (g) Contract that obligates the Company or any of its Subsidiaries to indemnify or hold harmless any past or present director, officer, trustee or employee of the Company or any of its Subsidiaries (other than, subject to Section 5.2(k), in connection with the appointment of a new officer or director in the ordinary course of business); and (h) Contract with respect to funded research and development programs that would or would reasonably be expected to result in $1,500,000 or more in annual expenditures; and (i) Company IP Agreement that would or would reasonably be expected to result in $1,500,000 or more in annual expenditures (other than any in the ordinary course of business).
(nnnn)   “Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002.
(oooo)   “SEC” means the United States Securities and Exchange Commission.
(pppp)   “Securities Act” means the United States Securities Act of 1933.
(qqqq)   “Securities Law” means the Israeli Securities Law of 1968.
(rrrr)   “Senior Management” means the positions set forth in Section 1.1(rrrr) of the Company Disclosure Letter.
(ssss)   “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, operating systems, applications, application programming interfaces, firmware, models and methodologies, whether in Source Code or Object Code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise and (iii) protocols, specifications, and other documentation relating to the foregoing.
(tttt)   “Source Code” means computer software and code, in a form other than Object Code or machine readable form, that is stored or otherwise accessible in human readable form and designed or intended to be compiled into binary executable form prior to execution.
(uuuu)   “Subsidiary” means, with respect to any Person, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s Subsidiaries) owns or controls, directly or indirectly, (i) capital stock or other equity interests having the ordinary voting power to elect 50% or more of the board of directors or other governing body of such Person or (ii) 50% or more of the outstanding voting securities or voting power of such Person.
(vvvv)   “Superior Proposal” means any bona fide, written Acquisition Proposal made after the date hereof that did not result from a breach (other than immaterial and unintentional breaches) of Section 6.1 (with references to 20% in the definition thereof being deemed to be replaced with references to 50%) made by a Third Party, with respect to which the Company Board shall have determined in good faith (after consultation with the Company’s financial advisors and outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal, the identity and financial capability of the Third Party making such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions, the financing thereof and any conditions or other risks to consummation, as well as any changes to this Agreement offered by Parent in writing in response to such Acquisition Proposal) that the proposed Acquisition Transaction is (a) more favorable to the Company Shareholders, from a financial point of view, than the Merger, and (b) reasonably capable of being completed on the terms proposed.
(wwww)   “TASE” means the Tel Aviv Stock Exchange.

(xxxx)   “Tax” means (i) any and all federal, state, local and non-U.S. income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), national health insurance, franchise, gross receipts, payroll, sales, employment, unemployment, disability, use, property, real property, personal property, city, municipality, land appreciation (‘hetel hashbaha’), land development, excise, value added, estimated, stamp, alternative or add-on minimum, withholding, service, recording, intangibles, net worth, escheat, abandoned property, environmental, or other tax, customs, duties or other amounts imposed by a Governmental Entity in the nature of tax, in each case, including any interest, indexation, penalties and additions imposed with respect to such amounts, (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or other group for any period (or being included (or required to be included) in any Tax Return related thereto), and (iii) any Liability for the payment of amounts described in clauses (i) or (ii) as a result of being a transferee or successor, by Contract, Law or otherwise, or as a result of any indemnification obligation.
(yyyy)   “Tax Returns” means all returns, declarations, estimates, reports, statements (including schedules or any related or supporting information), forms, elections, claims for refund and other documents in respect of any Taxes filed or required to be filed, including any amendments thereof or attachments thereto.
(zzzz)   “Technology” means all tangible items related to, constituting, disclosing or embodying any or all of the following: any technology, information, know how, works of authorship, trade secrets, ideas, improvements, discoveries, inventions (whether or not patented or patentable), proprietary and confidential information, including technical data, show how, techniques, design rules, algorithms, routines, models, plans, methodologies, Software, firmware, computer programs (whether Source Code or Object Code), files, formulas, records, compilations, including any and all data and collections of data, databases processes, prototypes, schematics, netlists, test methodologies, development work and tools.
(aaaaa)   “Termination Fee Amount” means $21,675,000.
(bbbbb)   “Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons other than Parent, the Company, Merger Sub and their respective Affiliates.
(ccccc)   “Triggering Event” shall be deemed to have occurred if, prior to obtaining the Requisite Shareholder Approval, any of the following shall have occurred: (i) the Company Board shall have made a Company Board Recommendation Change; (ii) the Company shall have materially breached its obligations under Section 6.1 or Section 6.2, which material breach either results in an Acquisition Proposal or prevents or would reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement; or (iii) the Company Board shall have failed to publicly recommend against any Acquisition Proposal within ten (10) Business Days of Parent’s request to do so (or such fewer number of days as remains prior to the Company Shareholders’ Meeting) and/or reaffirm (publicly, if so requested) the Company Board Recommendation within ten (10) Business Days of Parent’s request to do so (or such fewer number of days as remains prior to the Company Shareholders’ Meeting) (provided that Parent shall not be permitted to make such request on more than one (1) occasion in respect of each Acquisition Proposal and each material modification thereto).
(ddddd)   “U.S. GAAP” means generally accepted accounting principles, as applied in the United States.
(eeeee)   “Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent (and, to the extent any such certificate or ruling is received prior to the Closing, the Company), that is applicable to the payments to be made to any Company Shareholder pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli Law with respect to such payment or providing other instructions regarding such payment or withholding (including the deferral of any withholding or other Tax or the transfer of the withholding Tax amount to a trustee). For purposes of this definition, each of the Withholding Tax Ruling, the 104H Tax Ruling and the

Options Tax Ruling (and the Interim Option Tax Ruling, if applicable) will be considered a Valid Tax Certificate, if they include such instructions, and if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.
(fffff)   “WARN” means the United States Worker Adjustment Retraining Notification Act of 1988.
1.2   Additional Definitions.   The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement in which such terms are defined, for reference purposes as set forth opposite each of the capitalized terms below:
Term	Section Reference
102 Amounts	2.8(d)(i)
104H Tax Ruling	6.18(c)
Acceptable Confidentiality Agreement	6.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.01(b)
Anti-Bribery Laws	3.24
Approval	6.7(a)
Assumed RSU	6.14(a)
Bankruptcy and Equity Exceptions	3.3(a)
Cancelled Option	6.14(b)(i)
Cash Merger Consideration	Recitals
Certificate of Merger	2.2
Certificates	2.8(c)(i)
Charter Documents	3.1
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreements	3.18(a)
Commitment Letter	4.8(b)
Companies Registrar	2.2
Company	Preamble
Company 102 Compensatory Awards	2.8(d)(i)
Company 102 Shares	2.8(b)
Company 401(k) Plan	6.15(e)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Financial Advisors	3.28
Company Financial Statements	3.7(a)
Company Form 20-F	Article III
Company SEC Reports	3.6(a)
Company Securities	3.4(d)
Company Share	Recitals
Company Shareholders’ Meeting	6.3
Confidentiality Agreement	6.12
Consent	3.5(b)
Converted Option	6.14(a)(ii)

Term	Section Reference
Covered Persons	6.16(a)
Customer Contracts	3.10(a)(ix)
D&O Insurance	6.16(c)
Debt Financing	4.8(b)
Debt Letters	4.8(b)
Definitive Financing Agreement	6.11(h)
DPAS	3.26(h)
Dual Listing	6.6(a)
Effective Time	2.2
Electing Holder	6.19(c)
Electronic Delivery	9.12
Exchange Fund	2.8(b)
Exchange Fund Agent	2.8(b)
Existing Indemnification Agreements	6.16(a)
Financing Deliverables	6.11(h)
Financing Information	6.11(h)
Financing Sources	6.11(h)
Funded International Employee Plan	3.17(b)
Governmental Plan	3.17(j)
ICL	Recitals
Independent Contractor	3.10(a)(iii)
Information Agent	2.8(a)
Insurance Matter	6.3
Interim Option Tax Ruling	6.18(a)
ISA Exemption	6.6(b)
Israeli Employees	3.18(c)
Israeli Prospectus	6.6(c)
Israeli Offering Exemption	6.6(a)
Israeli Options Exemptions	6.6(b)
ITA	2.13(a)
Labor Organization	3.18(a)
Leased Real Property	3.19(b)
Leases	3.19(b)
Letter of Transmittal	2.8(c)(i)
Material Contract	3.10(a)
Merger	Recitals
Merger Consideration	Recitals
Merger Proposal	6.4(a)(i)
Merger Proposal Submission Date	6.4(a)(iii)
Merger Sub	Preamble
Option Consideration	6.14(b)(i)
Option Tax Ruling	6.18(a)
Outbound Lease	3.19(b)

Term	Section Reference
Outbound Leased Property	3.19(b)
Owned Real Property	3.19(a)
Parent	Preamble
Parent Charter Documents	4.1
Parent SEC Reports	4.6(a)
Parent Securities	4.5(b)
Parties	Preamble
Paying Agent	2.8(a)
Payor	2.13(a)
Permits	3.12
Privacy Requirements	3.21(l)
Proxy Statement	6.5(a)
Real Property	3.19(c)
Redacted Fee Letter	4.8(b)
Regulatory Approvals	7.1(b)
Replacement RSU	6.14(a)(ii)
Requisite Shareholder Approval	3.3(c)
Section 14 Arrangement	3.18(c)
Significant Customer	3.14(a)
Significant Supplier	3.14(b)
Specified Auditor Assistance	6.11(h)
Stock Merger Consideration	Recitals
Subsidiary Securities	3.2(c)
Substantial Creditors	6.4(a)(iii)(D)
Superior Proposal Notice Period	6.2(c)
Surviving Company	2.1
Takeover Law	3.29(a)
Termination Date	8.1(d)
Uncertificated Shares	2.8(c)(i)
Voting Agreement	Recitals
Withholding Drop Date	2.13(b)
Withholding Tax Ruling	6.18(b)
1.3   Certain Interpretations.
(a)   References to this Agreement.   Unless otherwise indicated, when a reference is made in this Agreement to an Article, Section, Schedule, Company Disclosure Letter, Parent Disclosure Letter, Annex or Exhibit, that reference is to an Article, Section, Schedule, Company Disclosure Letter, Parent Disclosure Letter, Annex or Exhibit to this Agreement, as applicable.
(b)   Hereof, Including, etc.   When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation”; and (iii) the phrase “in the ordinary course of business” will be deemed to be followed by the words “consistent with past practices”.
(c)   Neither, etc.   Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)   Extent.    The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”
(e)   Dollars.    When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.
(f)   NIS.    When used in this Agreement, references to “NIS” are references to Israeli New Shekels.
(g)   Gender and Number.    The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document.
(h)   References to Parties.    When reference is made to any Party to this Agreement or any other agreement or document, such reference includes that Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.
(i)   Legislation.    A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific Contract will be deemed to refer to such Contract as amended, modified or supplemented as of such date.
(j)   Accounting Matters.   Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with U.S. GAAP.
(k)   Headings.   The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.
(l)   Calculation of Time Periods.   Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is a non-Business Day, then the period in question will end on the next Business Day; (iii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iv) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.
(m)   Joint Drafting.   The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, they waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.
(n)   Made Available.   Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been, at least two (2) Business Days prior to the execution and delivery of this Agreement, (i) posted to the virtual data room managed by the Company at Merrill DatasiteOne and accessible to Parent and its Representatives; (ii) filed with or furnished to the SEC by the Company and available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”); or (iii) delivered or provided to Parent or its Representatives.
ARTICLE II
THE MERGER
2.1   The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company (the “Surviving Company”) and shall (a) become a wholly owned Subsidiary of Parent; (b) continue to be governed by the Laws of the State of Israel; (c) maintain a registered office in the State of Israel; and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.
2.2   The Effective Time.   As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 2.3, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing, in which notice the Parties shall request that the Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the Parties shall provide further notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such further notice to the Companies Registrar on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).
2.3   The Closing.   Unless this Agreement shall have been terminated in accordance with Article VIII, the consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Goldfarb Seligman & Co., Tel Aviv, Israel, at 10:00 a.m. (Israel local time) on the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms can only be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing; provided, that, notwithstanding the satisfaction or waiver of all of the applicable conditions set forth in Article VII, Parent and Merger Sub shall not be obligated to effect the Closing prior to the third (3rd) Business Day following the final day of the Marketing Period, unless Parent shall request an earlier date to effect the Closing on at least two (2) Business Days’ prior written notice to the Company (but, subject in such case, to the satisfaction or waiver of all of the applicable conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing))(the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger being declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.
2.4   Effect of the Merger.   The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

2.5   Memorandum and Articles of Association.   At the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company, until duly amended as provided therein, herein and by Applicable Law. At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company, until duly amended as provided therein, herein and by Applicable Law.
2.6   Directors and Officers.
(a)   Directors.   The Parties shall take all actions necessary so that the director or directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the only director or directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
(b)   Officers.   At the Effective Time, the officers of the Company as of the Effective Time shall be the only officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
2.7   Effect on Share Capital.
(a)   Share Capital.   Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:
(i)   Company Shares.   Each Company Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.7(a)(ii)), shall automatically be converted into and represent the right to receive the Merger Consideration, without interest and less applicable Taxes required to be withheld, in each case in the manner provided in Section 2.8 and Section 2.13 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or with respect to book-entry shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to (A) such fractional part of a share of Parent Common Stock multiplied by (B) the Parent Average Trading Price.
(ii)   Owned Company Shares.   Each Company Share held in the treasury of the Company (dormant shares) or on behalf of the Company, if any, or held by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent, in each case, immediately prior to the Effective Time, if any, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment hereunder shall be made with respect thereto.
(iii)   Share Capital of Merger Sub.   Each ordinary share, nominal value NIS 0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable ordinary share, nominal value NIS 0.20 per share, of the Surviving Company, and such ordinary shares shall constitute the only outstanding share capital of the Surviving Company.
(b)   Adjustment to Merger Consideration.   Without limiting the other provisions of this Agreement, including Sections 5.1 and 5.2 hereof, if at any time during the period between the date of this Agreement and the Effective Time, the Company should split, combine or otherwise reclassify the Company Shares, or make a distribution or dividend in shares of Company Shares (including any distribution or dividend of securities convertible into Company Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of Parent or Merger Sub hereunder), the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change.

(c)   Adjustments to Stock Merger Consideration.   Without limiting the other provisions of this Agreement, including Sections 5.3 and 5.4 hereof, the Stock Merger Consideration shall automatically be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of Parent or of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parent Common Stock.
2.8   Payment Procedures.
(a)   Exchange Fund Agent.   Prior to the Effective Time, Parent shall (i) select a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) to act as the payment agent for the payment and delivery of the Merger Consideration and the fractional share consideration, as provided in Section 2.7(a)(i); and (ii) select an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate or other declaration for Israeli Tax withholding purposes.
(b)   Exchange Fund.   On the Closing Date, Parent shall deposit (or cause to be deposited) with the Paying Agent, or, if Parent so elects, the 102 Trustee or another entity reasonably acceptable to the Company (any, or any combination, of the foregoing the “Exchange Fund Agent”) for payment to (i) the holders of Company Shares (excluding Company Shares issued upon exercise of Company 102 Options (“Company 102 Shares”)); (ii) the holders of Company 102 Shares and Company 102 Options (other than Company 102 Options which are Converted Options), in each case in respect of which Parent shall cause payment to be made by the Exchange Fund Agent to the 102 Trustee; and (iii) the holders of Company Options (other than Company 102 Options, and the Converted Options), in respect of which Parent shall cause payment to be made by the Exchange Fund Agent to the Company pursuant to the provisions of this Article II, (A) evidence of the shares of Parent Common Stock issuable pursuant to Section 2.7(a)(i) in book-entry form sufficient to issue the aggregate Stock Merger Consideration; (B) cash in an aggregate amount necessary to pay the Cash Merger Consideration; and (C) cash in an aggregate amount necessary to make the aggregate payments in lieu of any fractional shares of Parent Common Stock, calculated in accordance with Section 2.7(a)(i) (such amount referenced in clauses (B) and (C), together with the evidence of book-entry shares of Parent Common Stock, the “Exchange Fund”). Parent shall cause the Exchange Fund Agent to make, and the Exchange Fund Agent shall make, payments of the Merger Consideration and any amounts payable in respect of dividends or distributions on shares of Parent Common Stock in accordance with Section 2.11 out of the Exchange Fund in accordance with this Agreement and the Certificate of Merger. In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Article II, Parent shall promptly deposit, or cause to be deposited, additional shares of Parent Common Stock and/or cash funds, as applicable, with the Exchange Fund Agent in an amount which is equal to the deficiency in the amount required to make such payments. The Exchange Fund shall not be used for any other purpose.
(c)   Payment Procedures With Respect to Company Shares.
(i)   Promptly following the Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Parent and the Surviving Company shall cause the Exchange Fund Agent to mail to each holder of record, as of immediately prior to the Effective Time, of  (x) a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding Company Shares and (y) uncertificated Company Shares (the “Uncertificated Shares”), in each case whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i), and other than Company 102 Shares, (A) a letter of transmittal in such form as the Company and Parent may reasonably agree (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to such Company Shares shall pass, only upon (1) delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.10) to the Exchange Fund Agent, or (2) an acknowledgment of the conversion of such holder’s Uncertificated Shares into the right to receive the Merger Consideration, as the case may be, to the Exchange Fund Agent, (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.8, Section 2.13 and Section 6.18), the Code, or any applicable provision of state, local, Israeli, U.S. or other Tax Law; and (C) instructions for use in effecting the surrender of the Certificates or acknowledging the conversion of the Uncertificated Shares into the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II including, in the case of the Uncertificated Shares, instructions for identifying the deposit account through which such Uncertificated Shares are held. Upon delivery to the Exchange Fund Agent of the Letter of Transmittal and the declaration for Tax withholding purposes (under Section 2.13(c) below) or a Valid Tax Certificate (and such other documents, if any, as the Exchange Fund Agent may reasonably request consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, and, if applicable, surrender of Certificates (or affidavit of loss in lieu thereof as provided in Section 2.10) for cancellation to the Exchange Fund Agent, the holders of such Certificates or Uncertificated Shares, as applicable, shall be entitled to receive in exchange therefor an amount in cash equal to the Cash Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 6.18), that number of whole shares of Parent Common Stock representing the Stock Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i), cash in lieu of any fractional shares of Parent Common Stock to which the holder thereof is entitled to receive pursuant to Section 2.7(a)(i), and an amount in cash sufficient to pay any dividends or other distributions to which the holder thereof is entitled pursuant to Section 2.11. Parent shall cause the Exchange Fund Agent to accept such Certificates or acknowledgments of the conversion of the Uncertificated Shares upon compliance with the foregoing exchange procedures.
(ii)   Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal and Parent shall cause the Exchange Fund Agent to make payment of the Merger Consideration to the holders of Certificates and Uncertificated Shares that comply with the exchange procedures set forth in this Section 2.8(c). Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by Parent to the Exchange Fund Agent and Parent shall cause the Exchange Fund Agent to make payment of such Merger Consideration promptly following the Effective Time, and in no event later than the second (2nd) Business Day thereafter, to the 102 Trustee for the benefit of the beneficial owners thereof, and such Merger Consideration shall be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.
(d)   Payment Procedures With Respect to Company Options.
(i)   Promptly following the Effective Time, and in no event later than the second (2nd) Business Day thereafter, Parent shall cause the Exchange Fund Agent to transfer the aggregate Merger Consideration payable with respect to Company 102 Shares and Company 102 Options (that are not Converted Options), to the 102 Trustee, on behalf of holders of Company 102 Shares and Company 102 Options, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”). The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.
(ii)   Promptly following the Effective Time, and in no event later than the second (2nd) Business Day thereafter, Parent shall cause the Exchange Fund Agent to promptly deposit the aggregate Merger Consideration payable in respect of Company Options (other than Company 102 Options) that are not Converted Options or, if applicable, the relevant engaging Subsidiary, at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options (other than Company 102 Options), which amounts shall be paid by the

Surviving Company or, if applicable, the relevant engaging Subsidiary, to the respective holders thereof through the Surviving Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system pursuant to Section 6.14, subject to applicable withholdings.
(e)   Transfers of Ownership.   In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates surrendered in exchange therefor or applicable Uncertificated Shares are registered in the share transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificates so surrendered or applicable Uncertificated Shares are registered in the share transfer books or ledger of the Company only if such Certificate is properly endorsed or otherwise in proper form for surrender and transfer or if the appropriate acknowledgment for the conversion of such Uncertificated Shares into the right to receive the Merger Consideration has been delivered and the Person requesting such payment has paid any Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the reasonable satisfaction of Parent that such Taxes have been paid or are otherwise not payable. Until surrendered as contemplated by this Section 2.8(e), each Company Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Section 2.8.
(f)   No Liability.   Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Fund Agent, Parent, Merger Sub, Surviving Company or the Company, or any employee, officer, director, agent or Affiliate of any of the foregoing, shall be liable to a holder of Company Shares in respect of any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by Applicable Law, become the property of the Surviving Company, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.
(g)   Distribution of Exchange Fund to Parent.   Any portion of the Exchange Fund (including any interest and other income received with respect thereto, if any) that remains undistributed to the former holders of the Company Shares on the date that is one year after the Effective Time shall be delivered to Parent upon demand, and any former holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore exchanged their Certificates representing such Company Shares or delivered to the Exchange Fund Agent the acknowledgment of the conversion of their Uncertificated Shares for exchange for the Merger Consideration pursuant to the provisions of this Section 2.8 shall thereafter look only to Parent, as general creditors thereof, for any payment of and claim with respect thereto. If any Certificate shall not have been surrendered or Uncertificated Share not paid, in each case, in accordance with Section 2.8(c)(i), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Uncertificated Share shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.
(h)   Investment of Exchange Fund.   The Exchange Fund Agent shall invest the Cash Merger Consideration in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to the former holders of Company Shares. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of former holders of Company Shares; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to former holders of Company Shares pursuant to Section 2.7(a)(i).
2.9   No Further Ownership Rights in Company Shares.   From and after the Effective Time, all issued and outstanding Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Share theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or acknowledgment of the conversion thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, for any reason (a) Certificates are presented to the Surviving Company, or (b) acknowledgments are delivered to the Exchange Fund Agent of the conversion of any Uncertificated Shares, such Certificates or Uncertificated Shares, as the case may be, shall be cancelled and the holder thereof shall be entitled to receive the Merger Consideration, in each case as provided for, and in accordance with the procedures set forth, in this Article II.
2.10   Lost, Stolen or Destroyed Certificates.   If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Fund Agent or Parent, the posting by such Person of a bond in such reasonable amount as the Exchange Fund Agent or Parent may require, as indemnity against any claim that may be made against Parent with respect to such Certificate, the Exchange Fund Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.
2.11   Distributions with Respect to Unexchanged Shares of Parent Common Stock.   No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Uncertificated Shares for which the applicable acknowledgment has not been delivered to the Exchange Fund Agent with respect to the shares of Parent Common Stock that the holder thereof is entitled to receive upon the surrender or acknowledgment of the conversion thereof, as applicable, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.7(a)(i), in each case until the holder of such Certificate shall have surrendered such Certificate or the holder of such Uncertificated Shares shall have delivered such acknowledgment of the conversion of such Uncertificated Shares, in each case in accordance with this Article II. Following the surrender of any Certificate or acknowledgment of the conversion of any Uncertificated Shares, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, in accordance with the procedures set forth in this Article II (a) at the time of such surrender or acknowledgment, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.7(a)(i) and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or acknowledgment and a payment date subsequent to such surrender or acknowledgment payable with respect to such shares of Parent Common Stock. For purposes of dividends or other distributions in respect of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.
2.12   Taking of Necessary Action; Further Action.   If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Company and otherwise) to take such action.

2.13   Withholding Tax.
(a)   Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Exchange Fund Agent (each, a “Payor”) shall be entitled to deduct and withhold from any payment or consideration made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 6.14) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, the Ordinance, or under any provision of applicable U.S. federal, state, local, Israeli, or other Tax Law, including the Withholding Tax Ruling and the Option Tax Ruling (it being agreed that the Payor shall be permitted to satisfy any Tax withholding requirement with respect to the Merger Consideration by deducting and withholding the appropriate cash amount from the Cash Merger Consideration). With respect to withholding of Israeli Tax, in the event any holder of record of Company Shares or Company Options provides the Payor with a Valid Tax Certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II, or other treatment with respect to Israeli Tax, at least five (5) Business Days prior to any payment payable pursuant to this Agreement, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, including any Merger Consideration payable with respect to Company Options, payable to such holder of record of Company Shares or Company Options, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent that amounts are so withheld pursuant to this Section 2.13, they shall be paid over to the appropriate Governmental Entity prior to the last day on which such payment is required to be paid to such Governmental Entity, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
(b)   Notwithstanding the provisions of Section 2.13(a) above, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Exchange Fund Agent for the benefit of each such Company Shareholder for a period of up to 180 days from Closing (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Company Shareholder or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate). If a Company Shareholder delivers, no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate by no later than five Business Days before the Withholding Drop Date or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as determined by Parent in its sole discretion in accordance with Applicable Law (increased by interest plus linkage differences, as defined in Section 159A(a) of the Ordinance, for the period between the 15th day of the calendar month following the month during which the Closing occurs and the time that the relevant payment is made, and calculated in NIS based on a US$:NIS exchange rate not lower than the effective exchange rate at the Closing Date as determined by Parent and the Exchange Fund Agent).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
With respect to any Section of this Article III, except (a) as disclosed in the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2018 (the “Company Form 20-F”) and in any Company SEC Reports filed with or furnished to the SEC by the Company on EDGAR since the date of the filing of the Company Form 20-F to the date of this Agreement (other than any forward looking disclosures set forth in any “risk factors” section (but excluding any factual information contained therein) or any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive, cautionary or forward looking in nature, and provided that nothing in such Company SEC Reports shall be deemed to modify or qualify the representations and warranties in Section 3.1, Section 3.3 or Section 3.4), or (b) as set forth in the Company Disclosure Letter (such disclosures being considered to be made for purposes of the specific Section of the Company Disclosure Letter in which they are made, and for purposes of all other Sections to the extent the relevance of such disclosure is reasonably apparent on its face to be applicable for any such other Sections), the Company represents and warrants to Parent and Merger Sub as follows:
3.1   Organization and Standing.   The Company (i) is a legal entity duly organized and validly existing under the Laws of the State of Israel and (ii) has all requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted. Each Subsidiary of the Company is a legal entity duly organized and validly existing under the Laws of its jurisdiction of incorporation or organization and has all corporate, limited liability company or otherwise comparable power and authority (as applicable) to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries is qualified to do business in and, to the extent the concept of good standing or a similar concept is recognized under Applicable Law, is in good standing in, each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification pursuant to Applicable Law, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has made available to Parent true and complete copies of the memorandum of association, articles of association, certificates of incorporation, bylaws or equivalent organizational or governing documents or other constituent documents, as in effect as of the date of this Agreement (the “Charter Documents”), of the Company and each of its Subsidiaries. The Company and its Subsidiaries are in compliance with the provisions of their respective Charter Documents in all material respects.
3.2   Subsidiaries.
(a)   Section 3.2(a) of the Company Disclosure Letter contains a true and complete list of the name and jurisdiction of incorporation or organization of each Subsidiary of the Company as of the date of this Agreement. Except for the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries (i) owns, directly or indirectly, any share capital of, or other equity or voting interest in, or any securities or obligations convertible into or exchangeable for shares, securities or interests, in any Person or (ii) has any obligation to acquire any share capital of, or other equity or voting interests in, any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.
(b)   The Company owns, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and, except as set forth in the Charter Documents, free of any restriction on the right to vote, sell or otherwise dispose of such share capital or other equity or voting interest that would prevent the operation by the Surviving Company of such Subsidiary’s business. All company, partnership, corporate or similar ownership, voting or similar interests of the Subsidiaries are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights.
(c)   Except as set forth in Section 3.2(c) of the Company Disclosure Letter, and except for any Contract solely among or between the Company and any of its Subsidiaries or solely among or between any Subsidiaries of the Company, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for share capital of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, any Subsidiary of the Company; or (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the share capital of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”). Except as set forth in Section 3.2(c) of the Company Disclosure Letter, there are no Contracts of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.
3.3   Authorization.
(a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject in the case of the Merger to obtaining the Requisite Shareholder Approval and the filing and recordation of appropriate merger documents as required by the ICL, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of the Company, and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger), other than, in the case of the Merger, obtaining the Requisite Shareholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief  (regardless of whether enforceability is considered in a proceeding in equity or at Law) (the “Bankruptcy and Equity Exceptions”).
(b)   At a meeting duly called and held prior to the execution of this Agreement, the Company Board has, by unanimous vote, (i) duly and validly authorized and approved the execution and delivery of this Agreement and the other transactions contemplated hereby in accordance with the requirements of the ICL and declared advisable the consummation of the Merger and the other transactions contemplated hereby, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (iii) directed that the Merger and the other transactions contemplated hereby be submitted for consideration at the Company Shareholders’ Meeting and (iv) resolved to recommend the Company Board Recommendation and to include such recommendation in the Proxy Statement. As of the date of this Agreement, none of the actions described in this Section 3.3(b) has been amended, rescinded or modified in any respect.
(c)   The affirmative vote (in person, by voting card or by proxy) of the holders of at least a majority of the outstanding Company Shares (excluding (i) any absentee votes and (ii) Company Shares held by Parent or deemed to be held by Parent, if any, pursuant to the ICL) (the “Requisite Shareholder Approval”) is the only vote of the holders of any Company Shares necessary (under Applicable Law or otherwise) to consummate the transactions contemplated by this Agreement, including the Merger.
3.4   Capitalization.
(a)   The registered (authorized) share capital of the Company consists of NIS 18,000,000 divided into 90,000,000 Company Shares, nominal value NIS 0.20 per share. As of the close of business on January 24, 2020 (the “Company Capitalization Date”): (i) (A) 55,493,258 Company Shares were issued and outstanding, (B) no Company Shares were held by the Company in its treasury (dormant shares), and (C) no Company Shares were held by Subsidiaries of the Company; and (ii) 3,168,979 Company Shares were subject to outstanding Company Options (assuming, in the case of Company Options that are subject to the attainment of performance goals, that applicable performance goals are attained at maximum levels). Since the Company Capitalization Date and to the date hereof, the Company has not issued any Company Shares other than pursuant to the exercise of Company Options.

(b)   Section 3.4(b) of the Company Disclosure Letter sets forth, as of the Company Capitalization Date, with respect to any Company Options outstanding as of such date: (i) the number of Company Shares subject to each Company Option; (ii) the name and state of residence of the holder of each Company Option; (iii) the grant date and expiration date of each Company Option; (iv) the exercise price for each Company Option; (v) the vesting schedule; (vi) a description of any vesting acceleration provisions applicable to such Company Option; (vii) the Company Plan under which such Company Option was granted; (viii) the Tax route under which such Company Option was granted and is currently intended to qualify; and (ix) for Company 102 Options, the date of deposit of such award with the 102 Trustee, as well as the date of deposit of the applicable corporate approval and the date of deposit of the respective award agreement with the 102 Trustee (in the case of clauses (i) through (ix) on an award-by-award basis). No outstanding Company Options were granted outside of the Company Plans and there are no outstanding Company Restricted Shares. As of the Company Capitalization Date, 77,888 Company Shares were reserved for future issuance pursuant to equity-based awards not yet granted under the Company Plans and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options, except as set forth in Section 3.4(b) of the Company Disclosure Letter or as permitted by Section 5.2(b).
(c)   All outstanding Company Shares have been duly authorized and validly issued in compliance in all material respects with all Applicable Law, and are fully paid and nonassessable and free of any preemptive rights. All Company Options have been duly authorized and validly issued in compliance in all material respects with all Applicable Law and the Company Plans and all Company Options have been properly accounted for in accordance with U.S. GAAP on the consolidated audited financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports.
(d)   Except (1) as set forth in Section 3.4(d) of the Company Disclosure Letter, and (2) changes since the Company Capitalization Date resulting from the issuance of Company Shares pursuant to the Company Options set forth in Section 3.4(b) of the Company Disclosure Letter or as expressly permitted by Section 5.2, there are (i) other than as set forth in Section 3.4(a), no outstanding shares of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for share capital of, or other equity or voting interest in, the Company; (iii) no outstanding options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. There are no outstanding Contracts of any kind, which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except for the Voting Agreement and the Charter Documents or as set forth in Section 3.4(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.
3.5   Non-contravention; Required Consents.
(a)   The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to obtaining the Consents set forth in Section 3.5(a)(ii) of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event that with the lapse of time or provision of notice, or both, would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, revocation or acceleration under, or result in the loss of any benefit or the imposition of any additional payment or other Liability under, or result in the creation of any Lien (other than Permitted Liens), upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or its Subsidiaries are a party or by which any of them or their respective properties or assets may be bound or affected; or (iii) assuming compliance with the matters referred to in Section 3.5(b) and, in the case of the consummation of the Merger, subject to obtaining the Requisite Shareholder Approval, violate or conflict with any Applicable Law or Order, except in the case of each of clauses (ii) through (iii) above, for such violations, conflicts, defaults, terminations, revocations, accelerations, Liabilities or Liens which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(b)   Except as set forth on Section 3.5(b) of the Company Disclosure Letter, no consent, approval, Order, authorization or permit of, or filing or registration with, or notification to (each of the foregoing, a “Consent”), any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), except (i) the OCS Notice; (ii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (iii) the filings and other Consents as may be required under the rules and regulations of the Nasdaq, the TASE and any other applicable stock exchanges; (iv) the application for and receipt of the ISA Exemption; (v) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and Exchange Act; (vi) the filings and approvals as may be required by any applicable Antitrust Laws, including compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; and (vii) such other Consents, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
3.6   Company SEC Reports.
(a)   Since January 1, 2017, the Company has timely filed with or otherwise furnished to the SEC (as applicable), the ISA and TASE all forms, reports, schedules, statements, registrations, proxy statements and other documents (including exhibits and other information incorporated therein) required to be so filed or furnished (as applicable) by it under Applicable Law, including any amendments, modifications or supplements thereto (collectively, the “Company SEC Reports”).
(b)   As of its filing date (or, if amended, modified or supplemented, as of the date of the most recent amendment, modification or supplement filed prior to the date hereof), each Company SEC Report (i) complied as to form in all material respects with the applicable requirements of Applicable Laws, and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
(c)   As of the date hereof, there are no outstanding or unresolved comments in any comment letters from the staff of the SEC or the ISA received by the Company or its Subsidiaries relating to any of the Company SEC Reports, and the Company has not received any written inquiry or information request from the SEC or the ISA as to any matters affecting the Company that has not been fully resolved. To the knowledge of the Company, none of the Company SEC reports are subject to ongoing SEC or ISA review and there is no pending or, to the knowledge of the Company, threatened investigation being conducted by the SEC or the ISA with respect to any of the Company SEC Reports. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC and ISA received since January 1, 2017 through the date of this Agreement relating to the Company SEC Reports and all written responses of the Company thereto through the date of this Agreement.
(d)   None of the Company’s Subsidiaries is required pursuant to any Applicable Law to file any forms, reports, schedules, statements or other documents with the SEC, the ISA or TASE.

(e)   The Company has at all times since January 1, 2017 been a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act.
(f)   Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.
(g)   Since January 1, 2017, no principal executive officer or principal financial officer of the Company (or any former principal executive officer or former principal financial officer of the Company, as applicable) has failed to make the certifications required of him or her under Rule 13a-14 or 15d-15 of the Exchange Act or Section 302 or 906 of the Sarbanes-Oxley Act or any related rules and regulations promulgated by the SEC, ISA, Nasdaq or TASE with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports. Since January 1, 2017, neither the Company nor any of its principal executive officers or principal financial officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. For purposes of this Section 3.6(g), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.
(h)   Since the date of the Balance Sheet, there has been no transaction or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date hereof, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or will be a party, that would be required to be disclosed under Item 7.B. (“Related party transactions”) of Form 20-F under the Exchange Act that has not been disclosed in the Company SEC Reports publicly filed or furnished with the SEC following the date of the Balance Sheet.
(i)   The Company maintains disclosure controls and procedures designed to ensure that it files with the ISA and TASE on a timely basis all Company SEC Reports and all other documents required to be so filed by the Company pursuant to Applicable Law.
(j)   The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq and the TASE and with the corporate governance and other applicable provisions of the ICL.
3.7   Financial Statements.
(a)   The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports (the “Company Financial Statements”) have been prepared in accordance with U.S. GAAP consistently applied by the Company during the periods and at the dates involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the notes thereto and subject to normal year-end adjustments in the case of any unaudited interim financial statements that are not material in amount).
(b)   The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance that transactions are recorded as necessary to ensure the reliability of financial reporting for the Company and its Subsidiaries and the preparation of the Company’s financial statements in conformity with U.S. GAAP.
(c)   The Company has in place “disclosure controls and procedures” (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that (i) all information (both financial and non-financial) that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act or the rules and regulations of the Nasdaq, as the case may be, are recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.
(d)   Since January 1, 2017, none of the Company, any of its Subsidiaries or any of the Company’s independent auditors (nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant, consultant or other Representative of the Company or any of its Subsidiaries) has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries; or (ii) fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries.
(e)   Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)), where the purpose or effect of such transaction, arrangement or relationship was to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.
(f)   Since January 1, 2017, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant, consultant or other Representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures or methodologies of the Company or any Subsidiary or their respective internal accounting controls, including that the Company or any of its Subsidiaries or to the Company’s knowledge any of their respective officers, directors, employees or agents has or had engaged in accounting or auditing practices in material violation of Applicable Law or applicable requirements of U.S. GAAP, and (ii) no current or former attorney representing the Company or any of its Subsidiaries has informed the Company Board or any committee thereof or to any director or executive officer of the Company in writing of a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents.
(g)   Since January 1, 2017, (i) to the knowledge of the Company, no officer, director, employee or agent of the Company or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.
3.8   No Undisclosed Liabilities.   Neither the Company nor any of its Subsidiaries has any Liabilities that are required to be reflected on the Balance Sheet of the Company (or the notes thereto) prepared in accordance with U.S. GAAP other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet (or the notes thereto); (b) Liabilities incurred under this Agreement or in connection with the consummation of the transactions contemplated by this Agreement; (c) executory obligations under any Contract disclosed in the Company Disclosure Letter (or not required to be disclosed in the Company Disclosure Letter due to the amounts involved) to which the Company is a party or is bound that are not in the nature of breaches; (d) Liabilities incurred in the ordinary course of business since the date of the Balance Sheet; and (e) Liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.9   Absence of Certain Changes.   Except as set forth on Section 3.9 of the Company Disclosure Letter or as otherwise required by, or necessary to effectuate the transactions contemplated by this Agreement, since January 1, 2019: (a) the business of the Company and its Subsidiaries taken as a whole has been conducted, in all material respects, in the ordinary course of business; (b) there has not been or occurred any Material Adverse Effect on the Company; and (c) neither the Company nor any of its Subsidiaries has taken any action that, had such action been taken during the period from the date hereof through the Effective Time, would require the prior written consent of Parent pursuant to clauses (d), (e), (m), (n), (o), or, to the extent relating to any of the foregoing, clause (aa), of Section 5.2. Since April 1, 2019, there have been no general base salary or hourly rate of pay increases among the employees of the Company or any of its Subsidiaries.
3.10   Material Contracts.
(a)   Section 3.10(a) of the Company Disclosure Letter sets forth a true and complete list of the following Contracts (other than this Agreement and purchase orders in the ordinary course of business) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their properties or assets are bound (each, a “Material Contract”):
(i)   all Contracts with respect to the Company and its Subsidiaries that are required to be filed as exhibits to the Company SEC Reports or that since January 1, 2018 were required to be filed with the SEC and that remain in effect, whether or not filed by the Company with the SEC;
(ii)   all Collective Bargaining Agreements or other Contracts with any Labor Organization (other than any Contracts that apply solely by virtue of Applicable Law);
(iii)   all employment Contracts, offer letters and similar Contracts or Contracts with individual independent contractors or individual consultants (including any Persons wholly owned by the individual providing services) (collectively, “Independent Contractors”) to which the Company or any of its Subsidiaries is a party, in each case, which provide for annual compensation of at least $250,000;
(iv)   all Contracts containing any covenant, commitment or other obligation (A) materially limiting the right of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of the Surviving Company, Parent or any of their respective Affiliates) to engage in any line of business or conduct business in any geographical region, or to compete with any Person in any line of business; (B) granting any exclusive rights of any type or scope with respect to any line of business of the Company or any of its Subsidiaries; (C) granting a “most favored nation” or similar provision to any Third Party; (D) granting any right of first refusal, right of first offer or similar right to a Third Party; (E) that would require the disposition of any material assets or line of business of the Company or any of its Affiliates or (F) including any “take or pay” or “minimum requirements” obligation of the Company together with its Subsidiaries of at least $2,000,000;
(v)   all Contracts that relate to (A) any acquisition, divestiture, merger or similar transaction completed in the three (3) year period immediately preceding the date hereof and contains representations, covenants, indemnities or other obligations that are still in effect (excluding any transactions solely among the Company and any wholly owned Subsidiary of the Company), or (B) the acquisition or disposition, directly or indirectly (by merger, purchase or sale of stock or assets or otherwise) of material assets, a business or capital stock or other equity interest of another Person that has not yet been consummated;
(vi)   all Contracts establishing or otherwise providing for the operation, ownership or management of a joint venture, strategic alliance, partnership agreement or similar arrangement (A) that is material to the Company and its Subsidiaries, taken as a whole, or (B) in which the Company or any of its Subsidiaries owns an equity interest;
(vii)   all Contracts with customers of the Company and its Subsidiaries that provided for aggregate revenues to the Company and its Subsidiaries during the fiscal year ended December 31,

2019 or would reasonably be expected to result in aggregate revenues to the Company and its Subsidiaries during the fiscal year ending December 31, 2020, in each case, of more than $10,000,000 (the “Customer Contracts”);
(viii)   all Contracts with Significant Suppliers;
(ix)   all Contracts that provide for “earn-outs” or other similar payments by the Company or any of its Subsidiaries following the date hereof that provide for potential payments in excess of $2,000,000;
(x)   all mortgages, indentures, loans, credit agreements, security agreements, guaranties or other Contracts relating to the borrowing of money, extensions of credit or guaranties (financial, performance or otherwise) in an amount of indebtedness in excess of  $2,000,000, and other than between or among the Company and any of its Subsidiaries;
(xi)   all Contracts entered into in connection with the settlement or other resolution of any Legal Proceeding pursuant to which the Company or any of its Subsidiaries has any material ongoing Liability or obligations;
(xii)   all Contracts providing for the lease of any telecommunication tower or similar structure by the Company or any of its Subsidiaries that involved aggregate payments by the Company or any of its Subsidiaries under such Contract during the fiscal year ended December 31, 2019 or would reasonably be expected to result in aggregate payments by the Company or any of its Subsidiaries during the fiscal year ending December 31, 2020, in each case, of more than $1,000,000;
(xiii)   all Contracts that obligate the Company or any of its Subsidiaries to indemnify or hold harmless any past or present director or officer of the Company or any of its Subsidiaries (other than the Charter Documents of the Company and its Subsidiaries);
(xiv)   all Government Contracts that involved aggregate payments to or from the Company or any of its Subsidiaries under such Government Contract during the fiscal year ended December 31, 2019 or that would reasonably be expected to result in aggregate payments to or from the Company or any its Subsidiaries during the fiscal year ending December 31, 2020, in each case, of more than $3,000,000;
(xv)   all Government Grants that involved aggregate payments to the Company or any of its Subsidiaries under such Government Grant during the fiscal year ended December 31, 2019 or that would reasonably be expected to result in aggregate payments to the Company or any of its Subsidiaries during the fiscal year ending December 31, 2020, in each case, of more than $500,000;
(xvi)   all Contracts with respect to the leasing of Real Property that involved aggregate payments by or to the Company or any of its Subsidiaries under such Contract during the fiscal year ended December 31, 2019 or that would reasonably be expected to result in aggregate payments by or to the Company or any of its Subsidiaries during the fiscal year ending December 31, 2020, in each case, of more than $1,000,000;
(xvii)   all Contracts with respect to funded research and development; or
(xviii)   all Company IP Agreements, except for non-disclosure agreements entered into the ordinary course of business and Contracts for the licensing of Off-the-Shelf Software with an aggregate annual license and maintenance fee payable by the Company or any of its Subsidiaries of less than $100,000.
(b)   Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) each Material Contract is valid and binding on the Company or its Subsidiaries that are party thereto or bound thereby, as applicable, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions, and (ii) neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such

Material Contract, and no event has occurred that with the lapse of time or giving of notice, or both, would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or any other party thereto. Except as set forth in Section 3.10(b) of the Company Disclosure Letter, during the twelve (12) month period prior to the date hereof, neither the Company nor any of its Subsidiaries has received written notice of termination in respect of any Material Contract. The Company has made available to Parent true and correct copies of each of the Material Contracts.
3.11   Compliance with Applicable Law.
The Company and its Subsidiaries are, and since January 1, 2017 the Company and its Subsidiaries have been, in compliance with all Applicable Laws to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected, in each case, except where any such non-compliance, individually or in the aggregate, are not and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. Except as set forth in Section 3.11 of the Company Disclosure Letter, since January 1, 2017, neither the Company nor any of its Subsidiaries (or, to the knowledge of the Company, any of their respective directors, officers or employees in their capacities as such) (a) has received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Entity relating to the Company or any of its Subsidiaries; (b) has received any written notice from any Governmental Entity alleging any violation by the Company or any of its Subsidiaries of any Applicable Law or Order; or (c) has provided any notice to any Governmental Entity regarding any violation by the Company or any of its Subsidiaries of any Applicable Law or Order, and no such notice referred to in clauses (a), (b) or (c) of this Section 3.11 remains outstanding or unresolved as of the date of this Agreement, in each case, except where any failure to be in such compliance would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.
3.12   Permits.   The Company and its Subsidiaries possess all of the permits, licenses, authorizations, consents, certifications, approvals, registrations, variances, clearances and franchises from Governmental Entities necessary to own or lease (as applicable), occupy and operate each Real Property and to otherwise conduct their businesses as currently conducted (collectively, the “Permits”) and are, and since January 1, 2017 have been, in compliance with the terms of all such Permits except where the failure to be in possession of or in compliance with the Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Permits are valid and in full force and effect, and all applications required to have been filed for the renewal of the Permits have been made on a timely basis with the appropriate Governmental Entity, except where the failure to be valid and in full force and effect or to make such filings would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received written notice that any suspension or cancellation of any Permit is pending or, to the knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.
3.13   Litigation.   Except as set forth on Section 3.13 of the Company Disclosure Letter, there is no Legal Proceeding pending or, to the knowledge of the Company, threatened against (a) the Company, any of its Subsidiaries or any of their respective assets or properties, or (b) any executive officer or director of the Company or any of its Subsidiaries in his or her capacity as such, that, individually or in the aggregate, is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries, nor any of their respective assets or properties is subject to any outstanding Order that contains ongoing Liabilities of the Company or any of its Subsidiaries that, individually or in the aggregate, is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There is no material Legal Proceeding pending against a Third Party by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries intend to initiate. To the knowledge of the Company, no investigation by or on behalf of any Governmental Entity involving the Company or any of its Subsidiaries is pending or threatened.
3.14   Customers and Suppliers.
(a)   Section 3.14(a) of the Company Disclosure Letter sets forth a true and complete list of the fifteen (15) largest customers (by revenue) of the business of the Company and its Subsidiaries, taken as a whole, during the fiscal years ended December 31, 2018 and December 31, 2019 (each, a “Significant Customer”), and the total dollar number of sales to each Significant Customer during each such period.
(b)   Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list of the twenty-five (25) largest suppliers (based on invoices received) of the business of the Company and its Subsidiaries, taken as a whole, during the fiscal years ended December 31, 2018 and December 31, 2019 (each, a “Significant Supplier”), and the total dollar number of purchases from each Significant Supplier during each such period.
(c)   Neither the Company nor any of its Subsidiaries has (i) any outstanding disputes with any Significant Customer, Significant Supplier or Significant Dealer that is material to the Company and its Subsidiaries, taken as a whole, or (ii) received written notice that a Significant Customer, Significant Supplier or Significant Dealer intends to terminate or adversely modify its existing relationship with the Company or any of its Subsidiaries. Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written complaint from any of its Significant Customers, Significant Suppliers or Significant Dealers concerning the products and/or services provided to or from the Company and/or any of its Subsidiaries, nor has the Company or any of its Subsidiaries had any of its products returned by a purchaser thereof, other than complaints and returns made in the ordinary course of business, and that, in each case, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
3.15   Taxes.   Except as set forth in Section 3.15 of the Company Disclosure Letter:
(a)   each of the Company and its Subsidiaries has filed all U.S. federal and Israeli income Tax Returns and all other material Tax Returns that it was required to file under Applicable Laws and all such Tax Returns (taking into account all amendments thereto) were true and complete in all material respects;
(b)   each of the Company and its Subsidiaries has (i) timely paid all U.S. federal and Israeli income Taxes and all other material Taxes (taking into account any extension of time) that it was required to pay (whether or not shown on a Tax Return) except with respect to matters being contested in good faith through appropriate proceedings and for which accruals or reserves have been established on the Balance Sheet in accordance with U.S. GAAP; and (ii) withheld and timely paid over (taking into account any extension of time) to the appropriate Tax authority any Taxes required under Applicable Law to be withheld and paid over (or properly set aside in accounts for this purpose);
(c)   the Company and each of its Subsidiaries have delivered to Parent true and complete copies of all U.S. federal and Israeli income Tax Returns and all other material Tax Returns, audit reports, letter rulings, U.S. technical advice memoranda, U.S. examination reports, and statements of deficiencies assessed against, or agreed to by the Company or any of its Subsidiaries that relate to taxable periods beginning on or after January 1, 2017;
(d)   neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any U.S. federal and Israeli income Tax or other material Tax, which waiver or extension is still in effect;
(e)   (i) neither the Company nor any of its Subsidiaries (A) is a participant to any audit or other examination of any U.S. federal and Israeli income Tax Return or other material Tax Return of the Company or any of its Subsidiaries that is presently in progress, or (B) has been notified in writing of any request for such an audit or other examination; (ii) no adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed to the Company or any of its Subsidiaries in writing by any Governmental Entity, which such adjustment is still outstanding; and (iii) no written claim has been made in the last five years by any Governmental Entity that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns;
(f)   there are no material Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(g)   neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or one of its Subsidiaries; (ii) ever been a party to any Tax sharing, indemnification or allocation agreement (other than an agreement entered into in the ordinary course of business with customary terms and the primary purpose of which does not relate to Tax) that will not be terminated on or before the date hereof without any current or future Liability to the Company or its Subsidiaries; or (iii) any Liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of Applicable Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by Contract, by operation of Law or otherwise, other than a group the common parent of which is the Company or one of its Subsidiaries;
(h)   neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 or Section 361 of the Code in the last two years;
(i)   neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period beginning after the Closing Date as a result of any: (i) change in a method of accounting, or use of an improper method of accounting, for a period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) election under Section 108(i) of the Code, (v) claiming any reserve for Tax purposes, or (vi) elections, designations or similar filings with respect to Taxes made prior to the Closing Date;
(j)   neither the Company nor any of its Subsidiaries is (i) subject to liability under Section 965 of the Code or (ii) has made an election under Section 965(h) of the Code;
(k)   neither the Company nor any of its Subsidiaries (i) is a “controlled foreign corporation” within the meaning of Section 957 of the Code or for Israeli Tax purposes, (ii) was a “passive foreign investment company” within the meaning of Section 1297 of the Code as of the end of 2019 or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized;
(l)   the Company is, and at all times since its formation, has been classified as a corporation for U.S. federal income tax purposes and each Subsidiary of the Company is, and at all times since the Subsidiary has been a Subsidiary of the Company has been classified as a corporation for U.S. federal income tax purposes;
(m)   neither the Company nor any of its Subsidiaries has entered into any closing agreement as described in Section 7121 of the Code (or similar provision of Applicable Law) with any Governmental Entity that requires the Company or any Subsidiary to include an amount in taxable income for any taxable period ending after the Closing Date;
(n)   there has been no indication from the ITA that the consummation of the transactions contemplated by this Agreement would adversely affect the Company’s ability to set off for Israeli Tax purposes in the future any and all losses accumulated by the Company as of the Closing Date;
(o)   except as set forth in Section 3.15(o) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) owns any “Approved Enterprise”, “Benefitted Enterprise” or “Preferred Enterprise,” as each such term is defined in the Israeli Law for Encouragement of Capital Investments, 1959, or (ii) is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2;
(p)   Section 3.15(p) of the Company Disclosure Letter lists the Tax benefits to which the Company is eligible under any “Approved Enterprise,” “Benefitted Enterprise”, “Preferred Enterprise” or “Preferred Technological Enterprise” status. The Company and its Subsidiaries are in compliance with all conditions and requirements stipulated by Applicable Law or in the instruments of approval granted to it with respect to the (i) “Approved Enterprise,” “Benefitted Enterprise”, “Preferred Enterprise” or “Preferred Technological Enterprise” status of any of the Company’s facilities under Israeli Laws and regulations relating to such status, or (ii) other Tax benefits received by the Company.

The Company has not received any notice of any proceeding or investigation relating to revocation or modification of any such status or Tax benefit granted with respect to any of the Company’s facilities;
(q)   the Company has never been (i) at any time a “real property” company (Igud Mekarkein) as such term is defined in the Israeli Real Property Taxation Law (Capital Gain, Sale and Purchase), 1963 or (ii) a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii);
(r)   any related party transactions subject to Section 85A of the Ordinance and the regulations promulgated thereunder effected by the Company have been on an arm’s length basis in accordance with such Laws and regulations;
(s)   in relation to value added Tax, as defined in the Israeli Value Added Tax Law — 1975, the Company and each of its Subsidiaries, to the extent applicable with respect to such Person:
(i)   has been duly registered for the purpose of value added tax, as defined in the Law concerning value added taxes in Israel;
(ii)   has complied with all statutory requirements, orders, provisions, directives or conditions concerning such tax; and
(iii)   has collected and timely remitted (taking into account any extension of time) to the relevant Governmental Entity all of such taxes which they were required to collect and remit under any Applicable Law;
(iv)   has not made any exempt transactions (as defined in the Israeli Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of such tax chargeable or paid on inputs, and other transactions and imports made by it; and
(v)   has not received a refund for input value added tax for which they are not entitled under any Applicable Law;
(t)   to the extent applicable thereto, neither the Company nor any of its Subsidiaries engages or has ever engaged in a “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treas. Reg. § 1.6011-4(b)(2) (or similar provision of applicable U.S. state Law) that is required to be reported to the IRS, or participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 2006 promulgated thereunder. The Company does not and has never taken a tax position that is subject to reporting under Section 131E of the Ordinance. The Company has never obtained a legal or Tax opinion that is subject to reporting under Section 131D of the Ordinance;
(u)   each Employee Plan that, to the knowledge of the Company, is subject to Section 409A of the Code has been administered in compliance with its terms and in all material respects with the requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. For purposes of Section 409A, all Company Options have been granted at a per share exercise price that was at least the fair market value of a share of the underlying Company Shares as of the date the Company Option was granted, as determined in accordance with Applicable Law, including Section 409A of the Code; and
(v)   The Company Options and Company Shares that were intended to qualify under the capital gains route of Section 102 of the Ordinance have received a favorable determination or approval letter from, or have otherwise been approved by, or deemed approved by, the ITA. Such Company 102 Options and Company 102 Shares have been granted and/or issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company 102 Options and Company 102 Shares, the receipt of all required consents and Tax rulings and the due and timely deposit of such Company Options and Company Shares with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and any regulation, publication or guidance issued by the ITA. The Company has provided to Parent true and complete copies of all material communications to or from the ITA or any other Governmental Entity relating to the Company 102 Options and Company 102 Shares.
3.16   Environmental Matters.   Except as set forth in Section 3.16 of the Company Disclosure Letter:
(a)   There has been no release of Hazardous Materials occurring during the period of ownership, operation, occupancy, control or lease by the Company or its Subsidiaries of any Real Property, any Business Facility, or to the knowledge of the Company, any formerly owned, leased or used real property, that have resulted in or are reasonably likely to result in material Liability to or an obligation of the Company or any of its Subsidiaries to investigate or remediate such release pursuant to applicable Environmental Laws that remains outstanding or unresolved.
(b)   The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws and, to the knowledge of the Company, have at all times conducted their business in compliance in all material respects with all applicable Environmental Laws and Environmental Permits.
(c)   The Company and its Subsidiaries possess all of the material Environmental Permits necessary for the conduct of the business of the Company or any of its Subsidiaries as such activities are currently being conducted. All such Environmental Permits are valid and in full force and effect. To the knowledge of the Company, the Company and its Subsidiaries have complied in all material respects with all covenants and conditions of any such Environmental Permit. No suspension or cancellation of any such Environmental Permit is pending or, to the knowledge of the Company, threatened.
(d)   No Legal Proceeding is pending, or to the knowledge of the Company, threatened, and to the knowledge of the Company, no investigation by or on behalf of any Governmental Entity is pending or threatened, concerning or relating to compliance with applicable Environmental Law, any Environmental Permit or any Hazardous Materials Activity of the Company or any of its Subsidiaries relating to the business of the Company or any of its Subsidiaries or any Business Facility, and neither the Company nor any of its Subsidiaries has received any written information request from any Governmental Entity pursuant to Environmental Law asserting Liability or potential Liability for any contamination by Hazardous Materials that requires investigation or remediation at any site which remains outstanding or unresolved.
(e)   Except for Contracts entered into in the ordinary course of business (including customary leases with respect to real property leased by the Company or any of its Subsidiaries, and any agreements with customers), to the knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any Contract that requires it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any Person with respect to any material Liabilities arising out of Environmental Laws or arising out of the Hazardous Materials Activities of the Company or any of its Subsidiaries.
(f)   The Company and its Subsidiaries have provided true and complete copies of all material environmental assessments, audits, reports and other material environmental documents relating to the Real Property, former Real Property, the Business Facilities and the operation of the business of the Company and its Subsidiaries, in each case, that are in their possession or control.
3.17   Employee Benefit Plans.
(a)   Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of all material Employee Plans (other than employment, consulting and independent contractor agreements and other than agreements with respect to Company Options (as referenced in Section 3.4)) in effect as of the date of this Agreement. With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent true and complete copies of  (i) the plan documents together with all amendments thereto and summary plan descriptions, (ii) any material notices to or from the IRS, Pension Benefit Guaranty Corporation, any office or representative of the DOL or any similar Governmental Entity relating to any action, claim, proceeding or investigation of any nature with respect to such Employee Plan, (iii) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code, and (iv) with respect to each

International Employee Plan, to the extent applicable, (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan and (B) any document comparable to the determination letter referenced under clause (iii) above issued by a Governmental Entity relating to the satisfaction of Applicable Law necessary to obtain the most favorable tax treatment.
(b)   Each Employee Plan has been established, maintained, operated, contributed to, funded and administered in compliance in all material respects with its terms and with all Applicable Laws, including the applicable provisions of the Code, except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole. Each material International Employee Plan that is intended to qualify for favorable taxation treatment has been approved by the relevant taxation and other Governmental Entities so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan; and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy favorable tax status and the Company is not aware of any ground on which such favorable tax status may cease to apply, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole.
(c)   Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect.
(d)   Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, all contributions, premiums, assessments and other payments required to be made with respect to any Employee Plan have been timely made, accrued or reserved for.
(e)   Except as would not, individually or in the aggregate, result in material Liability to the Company and its Subsidiaries taken as a whole, none of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA.
(f)   None of the Company, any of the its Subsidiaries or any of their respective ERISA Affiliates has during the six years prior to the date of this Agreement maintained, sponsored, participated in or contributed to (or been obligated to contribute to): (i) an Employee Plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA; (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code; (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; (v) a “funded welfare plan” within the meaning of Section 419 of the Code; or (vi) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. Neither the Company nor its Subsidiaries or any of their respective ERISA Affiliates: (i) has withdrawn from any pension plan under circumstances resulting (or expected to result) in a Liability to the Pension Benefit Guaranty Corporation; (ii) has any assets subject to a Lien for unpaid contributions to any Employee Plan which would be a Liability of the Company or its Subsidiaries or become a Liability of Parent or its Affiliates; (iii) has failed to pay premiums to the Pension Benefit Guaranty Corporation when due with respect to any pension plan which would be a Liability of the Company or its Subsidiaries; or (iv) has engaged in any transaction which would give rise to a Liability of the Company or its Subsidiaries or Parent or its Affiliates under Section 4069 or Section 4212(c) of ERISA.
(g)   No Employee Plan provides, none of the Company or any of its Subsidiaries have any liability to provide, and none of the Company or any of its Subsidiaries have represented, promised or contracted to provide, post-termination or retiree life insurance, health or other welfare benefits to any person, other than pursuant to Section 4980B of the Code or any similar Applicable Law.
(h)   Except as set forth in Section 3.17(h) of the Company Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement

(including the Merger), will, either alone or in conjunction with any other event, (i) give rise to a material Liability to current or former directors, employees or Independent Contractors or increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or Independent Contractor, (ii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iii) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code, (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any of its Subsidiaries to any Person, or (v) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Employee Plan. There is no Contract to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes which may be required pursuant to Section 4999 of the Code or any Taxes required by Section 409A of the Code.
(i)   Except as set forth in Section 3.17(i) of the Company Disclosure Letter, all Contracts of employment or for services with any employee of the Company or any of its Subsidiaries who provide services outside the United States, or with any director, Independent Contractor or other service provider of the Company or any of its Subsidiaries, in each case, outside of the United States, can be terminated by three (3) months’ notice or less given at any time without giving rise to any claim for damages, severance pay, or compensation (other than a statutory redundancy payment or other statutorily mandated payment required by Applicable Law).
(j)   Each employee benefit plan, program or agreement sponsored, maintained or administered by a Governmental Entity in which any current or former employee, Independent Contractor, director, or other service provider of the Company, any of its Subsidiaries or any ERISA Affiliate, or the beneficiaries or dependents of any such Person, participates in, or receives benefits from (each a “Governmental Plan”) has been established, maintained, operated, contributed to, funded and administered in compliance in all material respects with its terms and with all Applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole.
3.18   Labor Matters.
(a)   Except (i) as set forth in Section 3.18(a) of the Company Disclosure Letter, and (ii) with respect to clauses (B)-(F), as would not, individually or in the aggregate, reasonably be expected to have a material impact on the Company and its Subsidiaries, taken as a whole: (A) except for national or sectoral Collective Bargaining Agreements and related extension orders (‘tzavei harchava’) that are applicable to all employees in Israel, neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees and a union, trade union or works council, group of employees or employee representative body, for collective bargaining with respect to their respective employees with any labor organization, union, group, association, works council or employee representative body (“Collective Bargaining Agreements”) and no such agreement is, to the knowledge of the Company, presently being negotiated, (B) there are no pending demands provided in writing to the Company or any of its Subsidiaries for recognition, or certifications or proceedings or, to the knowledge of the Company, threatened or reasonably anticipated to be brought or filed against the Company or any of its Subsidiaries by or on behalf of any works council, union, trade union, or labor-relations organization or entity (“Labor Organization”) to organize employees of the Company or any of its Subsidiaries, (C) there are no pending lockouts, strikes, slowdowns, work stoppages, concerted refusals to work overtime or other similar labor activity or dispute or, to the knowledge of the Company, threats thereof by any employees of the Company or any of its Subsidiaries, (D) neither the Company nor any of its Subsidiaries has committed any unfair labor practice in connection with the operation of their respective businesses and there is no charge, complaint or other action against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending, or to the knowledge of the Company, threatened, (E) the Company and its Subsidiaries have not entered into or are subject to, and no employees in Israel benefit from, any extension order (tzavei harchava), except for extension orders which generally apply to all employees in Israel or to all employees in the general area of business of the Company or any of its Subsidiaries, and (F) neither the Company nor any of its Subsidiaries has paid, or has been required or requested in writing to pay, any payment (including professional organizational handling charges) to any employers’ association or organization.
(b)   Except where failure to comply would not individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in compliance and since January 1, 2017 (i) have complied with Applicable Laws and Orders relating to employment and employment practices, including all Laws relating to labor relations, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and for overtime purposes), tax withholding, prohibited discrimination, equal employment opportunities, fair employment practices, meal and rest periods, immigration status, harassment (including sexual harassment), retaliation, reasonable accommodation, disability rights or benefits employee safety and health, wages and overtime compensation, child labor, family and medical leave, workers’ compensation, leaves of absence, WARN, unemployment insurance, obligations to provide statutory severance pay under the Israeli Severance Pay Law, 1963 and vacation days pursuant to the Israeli Annual Leave Law, 1951, pension benefits and other compensation matters and terms and conditions of employment related to Israeli Employees, including the Minimum Wage Law, 1987, the Foreign Employees Law, 1991, The Law for Increased Enforcement of Labor Laws, 2011, the Prior Notice to the Employee Law, 2002, the Notice to Employee and to Candidate (Employment Terms and Screening and Acceptance to Work Proceedings) Law, 2002, the Prevention of Sexual Harassment Law, 1998, and The Employment by Human Resource Contractors Law, 1996, and in each case, with respect to employees of the Company and its Subsidiaries; and (ii) are not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing; and (iii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business). Each of the Company and its Subsidiaries has withheld and reported all fringe benefits amounts required by Applicable Law or by Contract to be withheld and reported with respect to provident funds (including pension arrangement), except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole.
(c)   (i) The Company’s and its Subsidiaries’ obligations to provide statutory severance pay to its employees located in Israel or subject to the Israeli Law (the “Israeli Employees”) pursuant to the Israeli Severance Pay Law, 1963 are fully funded in accordance with Section 14 under the Israeli Severance Pay Law, 1963 (“Section 14 Arrangement”) or are otherwise accrued or reserved for, from the commencement date of the employee’s employment and on the basis of the employee’s entire base salary, (ii) the Company’s and its Subsidiaries’ obligations to provide vacation and recuperation pursuant to any Applicable Law and any personal employment agreement have been satisfied or have been fully accrued on the Company’s financial statements, and (iii) neither the Company nor any of its Subsidiaries has any unsatisfied obligations to any of its former employees other than as reflected in the Financial Statements and such employees’ termination was effected in compliance with all Applicable Laws and Contracts, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.
(d)   Within the last three (3) months, there has not been any (i) plant closing (as defined in WARN) affecting any site of employment or one or more operating units within any site of employment of the Company or any Subsidiary or (ii) a mass layoff  (as defined in WARN), nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law. No employee of the Company or any of its Subsidiaries at a U.S. facility with sufficient numbers of employees to be covered by WARN has suffered an employment loss (as defined in WARN), within the 90-day period ending on the Closing Date.
(e)   (i) Any individual who performs services for the Company in the United States, and who is not treated as an employee for U.S. federal income tax purposes by the Company, is not treated as an employee for Employee Plan purposes, and (ii) the Company has no material Liability by reason of an individual who performs or performed services for the Company in the United States in any capacity being improperly excluded from participating in an Employee Plan.

(f)   The Company has made available to Parent a list of each employee of the Company or of a Subsidiary as of the date hereof, and sets forth for each such individual the following: (i) job title; (ii) hire date; (iii) status as to employee or independent contractor, and full time or part time; (iv) whether active or on leave; (v) current annual base and overtime compensation rate; (vi) overtime classification (e.g., exempt or non-exempt); (vii) commission, bonus or other incentive-based compensation for the calendar year ending December 31, 2018; (viii) vacation entitlement and accrual; (ix) with respect to employees of the Company in Israel, sick leave entitlement and accrual in excess of what is required by Applicable Law; (x) travel entitlement (e.g., travel pay, car, leased car arrangement and car maintenance payments); (xi) recuperation pay entitlement and accrual; (xii) pension arrangement and/or any other provident fund (including managers’ insurance plan, pension fund and further education fund), and their respective contribution rates; and (xiii) whether such employee is subject to Section 14 Arrangement (and to the extent such employee is subject to Section 14 Arrangement, an indication whether the Section 14 Arrangement includes full contribution rates of 8.33%, applies on the basis of the entire salary from the commencement date of such person). Except as set forth in Section 3.18(f) of the Company Disclosure Letter and as has not had, and would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, all commissions and bonuses payable to employees or Independent Contractors of each of the Company and its Subsidiaries for services performed have been paid in full (or accrued in full on the Balance Sheet) and there are no outstanding agreements, understandings or commitments of the Company or any of its Subsidiaries with respect to any commissions, bonuses or increases in compensation.
(g)   Except where failure to comply would not individually or in the aggregate, reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, (i) all agreements with Independent Contractors contain provisions which state that no employer-employee relations exist between them and the Company or any of the Company’s Subsidiaries, (ii) all Independent Contractors of the Company or any of its Subsidiaries are not entitled to any employment benefits or rights from the Company or any of its Subsidiaries, nor to any right to participate in any material Employee Plan, (iii) the engagement with all Independent Contractors of the Company or any of its Subsidiaries is in accordance with Applicable Law, and (iv) neither the Company nor any of its Subsidiaries engages any personnel through manpower agencies, except in accordance with Applicable Law.
(h)   Except as set forth in Section 3.18(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to a settlement agreement entered into since January 1, 2017 with any current or former officer, director, employee or Independent Contractor of the Company or any of its Subsidiaries resolving allegations of sexual harassment, discrimination or misconduct by (i) an officer of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at the level of Vice President or above. There are no, and in the last three (3) years there have not been any, Legal Proceedings pending, or, to the knowledge of the Company, threatened or anticipated, against the Company or any of its Subsidiaries (or any of their directors, officers or employees), in each case, involving allegations of sexual harassment, discrimination or misconduct by (i) an officer of the Company or any of its Subsidiaries or (ii) an employee or Independent Contractor of the Company or any of its Subsidiaries at the level of Vice President or above.
3.19   Real Property.
(a)   Section 3.19(a)(1) of the Company Disclosure Letter sets forth a true and complete list of all the real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). With respect to the Owned Real Property (i) located other than in Israel, the Company or the applicable Subsidiary holds good and marketable fee simple title (or its equivalent) to such Owned Real Property free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and (ii) with respect to the Owned Real Property located in Israel, the Company is registered as the exclusive owner of such Owned Real Property in the Israel Land Registry or other applicable registry. Except as set forth in Section 3.19(a)(2) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract or option to purchase or sell any real property or interest therein and there are no outstanding options, rights of first offer or rights of first refusal to purchase or lease the Owned Real Property, or any portion thereof or interest therein. Neither the Company nor any of its Subsidiaries has received any written notice of, and, to the knowledge of the Company, there is no pending, threatened or contemplated condemnation proceeding affecting any of the Owned Real Property or of any sale or other disposition of the Owned Real Property in lieu of condemnation. Except as, individually or in the aggregate, would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, (i) no portion of the Owned Real Property is in violation of any Applicable Law, and there are no presently outstanding and uncured written notices of violation of any Applicable Law, and (ii) the buildings and other improvements on the Owned Real Property are structurally sound, the systems therein (including the mechanical, electrical, heating, ventilation, air conditioning, sprinkler, fire safety and plumbing systems) are in proper working order (ordinary wear and tear excepted) and the buildings and other improvements thereon are in compliance with all applicable Laws.
(b)   Section 3.19(b) of the Company Disclosure Letter contains a true and complete list of all leases, subleases, licenses, occupancy agreements, or other Contracts (collectively, the “Outbound Leases”) pursuant to which the Company or any of its Subsidiaries has granted to any other Person the right to use or occupy the Owned Real Property or any portion thereof  (the “Outbound Leased Property”).
(c)   Section 3.19(c) of the Disclosure Letter lists all material leases or subleases pursuant to which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (collectively with the Outbound Leases, the “Leases”) (such property, the “Leased Real Property” and, collectively with the Outbound Leased Property and Owned Real Property, the “Real Property”), and except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company:
(i)   each Lease, as of the date of this Agreement, (A) is valid and in full force and effect with respect to the Company or any of its Subsidiaries that is a party thereto and, to the knowledge of the Company (except where the counterparty is an Affiliate of the Company or any such Subsidiary or another Subsidiary), the other party or parties thereto, and (B) is enforceable, in each case except as may be limited by the Bankruptcy and Equity Exceptions; and
(ii)   no breach or default by the Company or any of its Subsidiaries that is a party to a Lease has occurred and is continuing under such Lease, or, to the knowledge of the Company, any other party or parties thereto (except where the counterparty is an Affiliate of the Company or any such Subsidiary or another Subsidiary), and no event has occurred that, with the lapse of time or giving of notice, or both, would constitute a breach or event of default by the Company or any such Subsidiary or, to the knowledge of the Company, any other party or parties thereto (except where the counterparty is an Affiliate of the Company or any such Subsidiary or another Subsidiary).
(d)   The Company, its Subsidiaries, and, to the knowledge of the Company, each of the Company’s and its Subsidiaries’ lessees, use all Real Property in accordance with the zoning Laws applicable to each such respective Real Property, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.
3.20   Assets; Personal Property.   Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries has good and valid title to, or a good, valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them, free and clear of any Lien (other than Permitted Liens), (ii) all personal property owned, used or held for use by the Company and its Subsidiaries are, in the aggregate, sufficient and adequate to carry on the business of the Company and its Subsidiaries, taken as a whole, in all material respects as presently conducted, and (iii) all personal property owned, used or held for use by the Company and its Subsidiaries is in good operating condition and in good condition of maintenance and repair, ordinary wear and tear excepted.
3.21   Intellectual Property.
(a)   Section 3.21(a) of the Company Disclosure Letter contains a true and complete list of  (i) the Company Registered IP, in each case listing, as applicable, (A) the name of the current owner; (B) the jurisdiction where the application/registration is located; and (C) the application or registration number; and (ii) the material unregistered Company IP.
(b)   Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) the Company Registered IP is subsisting, valid and enforceable, (ii) all required filings and fees related to the Company Registered IP have been timely filed with and paid (after giving effect to permitted extensions of relevant deadlines) to the relevant Governmental Entities and authorized registrars, (iii) all Company Registered IP is otherwise in good standing, and (iv) all Company Registered IP, and the filing, prosecution and maintenance thereof, has been and is in compliance with all requirements under Applicable Law (including the duty of candor, payment of filing, examination, and maintenance fees and proofs of working or use).
(c)   To the knowledge of the Company, since January 1, 2017, there has been no claim in writing against the Company or any Subsidiary for consideration, compensation or royalty payments pursuant to Section 134 to the Israeli Patent Law, 1967 or any claims for moral rights in connection with any Company IP nor has any party threatened or asserted any such claim in writing.
(d)   To the knowledge of the Company, and except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, no Person is infringing, misappropriating or violating any Company IP. To the knowledge of the Company, and except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the operation of the business of the Company and its Subsidiaries as conducted since January 1, 2017, including the use, provision, support, reproduction, making, distribution, marketing, sale, license or display of the Company Products by the Company or its Subsidiaries, has not and does not currently: (i) infringe, misappropriate or violate the Intellectual Property Rights of any Person, or (ii) constitute unfair competition or trade practices under Applicable Laws. Since January 1, 2017, there has been no Legal Proceeding or written claims brought by (A) a Third Party, alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries or any Company Products of the Intellectual Property Rights of such Third Party, or (B) the Company or any of its Subsidiaries alleging infringement, misappropriation or violation of any Company IP by a Third Party.
(e)   Neither the Company nor any of its Subsidiaries have, in the three (3) years prior to the date of this Agreement, asserted or threatened any claim in writing against any Person alleging such Person is infringing, misappropriating or violating any Company IP. No Third Party has, in the three years prior to the date of this Agreement, asserted or threatened any claim in writing against the Company or any of its Subsidiaries alleging the Company or any of its Subsidiaries is infringing, misappropriating or violating any Intellectual Property Rights of such Third Party.
(f)   The Company and its Subsidiaries exclusively own all right, title and interest in the Company IP, free and clear of all Liens (other than Permitted Liens). Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company IP and the Intellectual Property Rights validly licensed by the Company or any of its Subsidiaries constitute all of the Intellectual Property Rights necessary for the operation of Company’s and its Subsidiaries’ businesses as conducted as of the date hereof.
(g)   The Company and its Subsidiaries have taken all commercially reasonable measures to maintain, protect, preserve and enforce the Trade Secrets included in the Company IP. Except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has made any of its Trade Secrets available to any other Person, except pursuant to a binding, enforceable, written non-disclosure Contract requiring such Person to maintain the confidentiality of such information. The Company and its Subsidiaries have entered into binding, valid, written and enforceable Contracts with each current employee and Independent Contractor of the Company and its Subsidiaries, and to the knowledge of the Company, each former employee and Independent Contractor of the Company and its Subsidiaries involved in conducting the Company’s or its Subsidiaries’ research or development or any other activities that could reasonably be expected to result in the development or creation of Intellectual Property Rights, pursuant to which each such employee or Independent Contractor: (i) acknowledges the Company’s or its Subsidiaries’ sole ownership of all Intellectual Property Rights invented, created or developed by such employee or Independent Contractor within the scope of his or her employment or engagement with the Company or its Subsidiaries; (ii) grants to the Company or its Subsidiaries, to the extent permitted by Applicable Law, a present, irrevocable assignment of any ownership interest such employee or Independent Contractor may have in or to such Intellectual Property Rights (or, solely with respect to any Intellectual Property Rights for which such an assignment is not effective under Applicable Law, agrees to grant such an assignment and reasonably cooperate with the Company or its Subsidiaries with respect thereto); and (iii) irrevocably waives any right or interest, regarding any such Intellectual Property Rights, to the extent permitted by Applicable Law, including any right to receive royalties or any other consideration in connection with such Intellectual Property Rights, and any claims for moral rights. To the knowledge of the Company, no current or former employee or Independent Contractor is in violation of any term relating to confidentiality or intellectual property of its relevant employment or other applicable agreement.
(h)   Except as set forth in Section 3.21(h) of the Company Disclosure Letter, to the knowledge of the Company, no Governmental Entity, including the Israeli Defense Forces, or any university, college or other educational institution or for a research center, own, purport to own, have any other rights in or to (including through any Company IP Agreement) or have any option to obtain any rights in or to, any Company IP. The Company has not received any written notice from any Israeli Governmental Entity, claiming any rights under Section 55, Chapter 6 or Chapter 8 of the Israeli Patent Law, 1967.
(i)   The Company has made available to the Purchaser all pending, outstanding and granted grants and incentives from the OCS granted to the Company or any of its Subsidiaries (“OCS Grants”). Section 3.21(i) of the Company Disclosure Letter sets forth the rate of royalties and maximum amount of royalties the Company or any of its Subsidiaries is required to pay to the OCS. The Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of all OCS Grants which have been approved and the Laws and guidelines applicable thereto and does not have any monetary debts to the OCS. There is no outstanding requirement that the Company or any of its Subsidiaries return or refund any benefits provided under any OCS Grant. No OCS Grant imposes any restriction on the Company’s or any of its Subsidiaries’ use of any Company IP or gives the OCS any rights in any Company IP other than pursuant to the express provisions of the certificates of approval of the OCS Grants set forth on Section 3.21(i) of the Company Disclosure Letter or the Innovation Law.
(j)   To the knowledge of the Company, the Company and its Subsidiaries are not subject to any agreement such that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will result in Parent or any of its Subsidiaries, after the Merger, being required to grant any Third Party any rights or licenses to any Intellectual Property Rights of Parent or any of its Subsidiaries (other than the Intellectual Property Rights of the Company or any of its Subsidiaries).
(k)   Except as set forth in Section 3.21(k) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has used any Public Software in any manner that: (i) requires the disclosure or distribution in Source Code form of any Company IP; (ii) requires the licensing of any Company IP for the purpose of making derivative works; (iii) imposes any restriction on the consideration to be charged for the distribution of any Company IP; (iv) creates obligations for the Company or any of its Subsidiaries with respect to Company IP or grants to any Person any rights or immunities under any Company IP; or (v) imposes any other limitation, restriction or condition on the right of the Company or any of its Subsidiaries to use or distribute any Company IP. To the knowledge of the Company, the Software included in Company IP is free from any material defect or bug, or material programming, design or documentation error.
(l)   Except as set forth in Section 3.21(l) of the Company Disclosure Letter, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has disclosed to any Third Party (other than escrow agents), or permitted the disclosure or delivery by any escrow agent or other Third Party to any Third Party, of any Source Code of  (i) any Company Product, or (ii) any Company IP. To the knowledge of the Company, no event has occurred, and no circumstance or condition exists that (with or without the lapse of time or giving of notice or both) will, or would reasonably be expected to, require the disclosure or delivery by the Company or its Subsidiaries or any escrow agent or other Third Party to any Third Party of any such Source Code. Neither the execution of this Agreement nor the consummation of the Merger, in and of itself, would reasonably be expected to result in the release of any Source Code from escrow.
(m)   Except as set forth in Section 3.21(m) of the Company Disclosure Letter, the Company and its Subsidiaries comply, and at all times since January 1, 2017 have complied, in all material respects, with (i) any applicable privacy policies of the Company or any of its Subsidiaries; (ii) their contractual obligations relating to privacy, data protection and information security; and (iii) Applicable Privacy Laws (collectively, “Privacy Requirements”). Since January 1, 2017, neither the Company nor any of its Subsidiaries has received a notice of  (or, to the knowledge of the Company, has been the subject of a Governmental Entity’s investigation regarding) actual or alleged noncompliance with Privacy Requirements. The Company and its Subsidiaries have since January 1, 2017 implemented and maintained commercially reasonable safeguards compliant with all Applicable Privacy Laws to protect and maintain the confidentiality, integrity, and security of Personal Information against loss, theft and unauthorized access or disclosure. To the knowledge of the Company, since January 1, 2017, no loss of, unauthorized access to or acquisition of Personal Information has occurred. Since January 1, 2017, the Company and its Subsidiaries have (i) taken reasonable measures to detect breaches of Personal Information, and (ii) maintained and trained applicable personnel on policies and procedures to escalate any such detected breaches to the attention of the Company’s or its Subsidiaries’ executives. Except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby (including the Merger), the compliance by the Company with any of the provisions hereof, and the transfer of all Personal Information maintained by or for the Company or its Subsidiaries to Parent, is compliant with all Privacy Requirements. Except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have written agreements with each Third Party service provider or partner having access to Personal Information requiring compliance with Applicable Privacy Laws.
(n)   As of the date of this Agreement, the Company Systems are reasonable for the Company’s and its Subsidiaries’ respective businesses as currently conducted. Since January 1, 2017, the Company and its Subsidiaries have implemented and maintained commercially reasonable security, maintenance and support procedures and facilities and disaster recovery and business continuity plans (including periodic testing on at least an annual basis of such disaster recovery and business continuity plans) that comply with Applicable Law to ensure the physical and electronic protection of the Company Systems from material disruptions in operation or unauthorized disclosure, use or modification. There has not been any material failure with respect to the Company Systems that has not been remedied or replaced in all material respects. Each of the Company and its Subsidiaries has taken reasonable actions to protect the operation, security and integrity of the Company Systems. Since January 1, 2017, there have been no violations, intrusions or breaches of the Company Systems, which are material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, none of the Software included in Company IP or Company Systems constitutes or contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the Software industry) or any other code designed, intended to, or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device; or (ii) damaging or destroying any data or file without a user’s consent.
3.22   Insurance.   Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are, and since January 1, 2017 have been, insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; (b) all insurance policies owned or held by the Company or any of its Subsidiaries are in full force and effect, with reputable insurance carriers, and all premiums and other amounts due with respect to such policies have been paid; (c) neither the Company nor any of its Subsidiaries is in breach or default under such policies; (d) neither the Company nor any of its Subsidiaries has received any notice in writing of cancellation; (e) there is no claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and, to the knowledge of the Company, there has been no threatened termination of, or premium increase with respect to, any such policies.
3.23   Export, Import and Sanctions Laws and DCSA Requirements.
(a)   Since January 1, 2015, except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has conducted their import and export transactions in accordance with the applicable provisions of Israeli, U.S. and other trade Laws of the countries where they conduct business, including the Export, Import and Sanctions Laws and DCSA Requirements.
(b)   Since January 1, 2015, except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has obtained all export licenses, marketing licenses and other approvals required under the Export, Import and Sanctions Laws for all exports of products, software and technologies from Israel, the U.S. or any other country from which the Company or any of its Subsidiaries exports products, software or technologies.
(c)   Except as set forth in Section 3.23(c) of the Company Disclosure Letter, the conduct of business by the Company and its Subsidiaries is not, nor has it ever been since January 1, 2015, subject to (i) the dual-use export regime under the Wassenaar Arrangement, (ii) the Israeli Import and Export Order (Control of Dual-Purpose Goods, Services and Technology Exports) — 2006 and all regulations promulgated thereunder, or (iii) the Israeli Defense Export Control Order (Controlled Dual-Use Equipment) — 2008 and all regulations promulgated thereunder.
(d)   Since January 1, 2015 (i) the Company and each of its Subsidiaries are in compliance with the terms of all applicable export licenses or other approvals, and (ii) to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in any Liability to the Company or its Subsidiaries for violation of any Export, Import and Sanctions Laws.
(e)   Except as set forth in Section 3.23(e) of the Company Disclosure Letter, since January 1, 2015, neither the Company nor any of its Subsidiaries has made a voluntary disclosure or other notification to any Governmental Entity related to any suspected, alleged or possible violation of one of the Export, Import and Sanctions Law.
(f)   Except as set forth in Section 3.23(f) of the Company Disclosure Letter, to the knowledge of the Company, there are no facts that require a disclosure under the Export, Import and Sanctions Laws or DCSA Requirements.
(g)   Except as set forth in Section 3.23(g) of the Company Disclosure Letter, the business of the Company and its Subsidiaries does not involve, and since January 1, 2015 has not involved, the creation of a foreign ownership, control or influence mitigation agreement as required by the DCSA Requirements.
(h)   Except as set forth in Section 3.23(h) of the Company Disclosure Letter, the business of the Company and its Subsidiaries does not involve, and since January 1, 2015 has not involved, the engagement in exportation of encryption technology, or other technology whose development, commercialization or export is restricted under Applicable Laws or the Export, Control or Sanctions Laws, and to conduct its business, neither the Company nor any of its Subsidiaries is or has been under any obligation to obtain any approvals from or submit any required reports to the U.S. Bureau of Industry and Security or any licenses from the Israeli Ministry of Defense or any authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, or other similar legislation regulating the development, commercialization or export of technology.
3.24   Anti-Bribery Laws.   Since January 1, 2015, neither the Company, any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective Representatives, or other Persons while acting on their behalf has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made, promised, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign in violation of any provision of the Foreign Corrupt Practices Act of 1977, Sections 291 and 291A of the Israeli Penal Law, 1977, or any rules or regulations thereunder or any other Applicable Law related to anti-corruption or anti-bribery (collectively, the “Anti-Bribery Laws”), (iii) taken any act or omission in violation of such applicable Anti-Bribery Laws, or (iv) except as set forth in Section 3.24 of the Company Disclosure Letter, received any written allegation regarding potential or actual violations of such applicable Anti-Bribery Laws. The Company and its Subsidiaries have adopted and implemented internal controls, policies and procedures designed to ensure compliance with applicable Anti-Bribery Laws and sufficient to ensure compliance therewith.
3.25   Related Party Transactions.   Except as set forth in the Company SEC Reports, as part of indemnification, insurance and exemption arrangements and/or advancement of expenses identified on Section 3.25 of the Company Disclosure Letter, or as part of compensation or other employment or engagement arrangements in the ordinary course of business, there are no material Contracts, transactions or other arrangements between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director, or (ii) to the knowledge of the Company, any shareholder who beneficially owns more than 5% of the share capital of the Company or other Affiliate (other than any Subsidiary of the Company or solely among the Subsidiaries of the Company) or their respective immediate family members, on the other hand.
3.26   Government Contracts.
(a)   With respect to each Government Contract and Government Grant: (i) the representations, warranties and certifications made by the Company or its Subsidiaries were true and correct in all material respects as of their effective date; (ii) the Company and its Subsidiaries have complied in all material respects with the terms and conditions of such Government Contract and Government Grant; (iii) neither the Company nor any of its Subsidiaries has received any written adverse or negative government past performance evaluation or rating for the past three (3) years; (iv) there is no suspension, stop work order, cure notice or show cause notice in effect for such Government Contract nor has the Company received any such written notice; and (v) the Company and its Subsidiaries have implemented policies, procedures, and training programs reasonably designed to ensure compliance with clause (ii) if appropriate in the light of current Government Contracts.
(b)   Except as set forth in Section 3.26(b) of the Company Disclosure Letter, (i) to the knowledge of the Company, there is no civil fraud or criminal investigation, indictment, writ of information or audit of the Company or any of its Subsidiaries by any Governmental Entity with respect to any alleged or potential violation of any Applicable Law regarding any Government Contract or Government Grant; and (ii) to the knowledge of the Company, there is no contracting officer’s decision or Legal Proceeding by which any Governmental Entity claims that the Company or any of its Subsidiaries is liable to such Governmental Entity, or termination of a Government Contract by a Governmental Entity, in either case, in respect of or for any breach or violation of, or default under, any Government Contract, or claim or request for equitable adjustment by the Company or any of its Subsidiaries against a Governmental Entity in an amount in excess of  $1,000,000.
(c)   Except as set forth in Section 3.26(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has made a voluntary disclosure or other notification to any Governmental Entity related to any suspected, alleged or possible violation of a Contract requirement or Applicable Law relating to a Government Contract.
(d)   To the knowledge of the Company, there are no material claims or disputes by or between the Company or any of its Subsidiaries on the one hand, and any Governmental Entity, any prime contractor, subcontractor or vendor, on the other hand, relating to any Government Contract.
(e)   To the knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has undergone or is currently undergoing any audit, review, inspection, investigation, survey or examination of records relating to any Government Contracts other than in the ordinary course of business, and (ii) since January 1, 2017, neither the Company nor any of its Subsidiaries has received written notice or otherwise become aware of, or undergone any investigation or review relating to any noncompliance, misconduct, violation or breach regarding any Government Contract.

(f)   Since January 1, 2015, the Company and its Subsidiaries and their respective employees possess all security clearances necessary to perform their obligations under all Government Contracts, and all such security clearances are valid and in force and effect. To the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in the suspension or termination of such security clearances or that would reasonably be expected to render the Company, any of its Subsidiaries or their respective employees ineligible for such security clearances in the future. The Company and its Subsidiaries are in compliance in all material respects with all security measures required by Government Contracts.
(g)   Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, executives, Representatives, agents or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries is debarred or suspended, or, since January 1, 2017, has been proposed for suspension or debarment from bidding on any Government Contract, declared nonresponsible or ineligible, or otherwise excluded from participation in the award of any Government Contract.
(h)   As of the date hereof, neither the Company nor any of its Subsidiaries has any outstanding bid or proposal for any Government Contract that, to the knowledge of the Company, was, as of the date such bid or proposal was made, reasonably expected to result in a direct loss (excluding company overhead and operating expenses charges not specifically relating to the subject matter of such bid or proposal) to the Company or any of its Subsidiaries if accepted or awarded. Neither the Company nor any of its Subsidiaries is a party to any Government Contract that, to the knowledge of the Company, was, as of the date entered into by the Company or any of its Subsidiaries, reasonably expected to result in a loss to the Company or any of its Subsidiaries.
(i)   To the knowledge of the Company, as of the date of this Agreement, all Intellectual Property Rights delivered under a Government Contract have been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under Applicable Law and the terms of such Government Contract, if any, have been provided. To the knowledge of the Company, all personal property, equipment or fixtures supplied, loaned, bailed or otherwise furnished to the Company or any of its Subsidiaries by or on behalf of any Governmental Entity has been properly accounted for and has been, or will be, returned or otherwise disposed of in accordance with the instructions of the relevant Governmental Entity.
(j)   Except as set forth in Section 3.26(j) of the Company Disclosure Letter, no Government Contract or other Contract contains any Defense Priorities & Allocations System (“DPAS”) rating.
3.27   Brokers; Fees and Expenses.   Except for Alnitak & Co. Inc., Bradley Woods and Co. Ltd. and Jefferies LLC (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, there is no investment banker, broker, finder or similar agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor, brokerage, finder or other similar fee or commission in connection with the transactions contemplated hereby (including the Merger). True and correct copies of the engagement letters between the Company and the respective Company Financial Advisors have been made available to Parent.
3.28   Opinion of Financial Advisor.   The Company Board has received the opinion of Jefferies LLC to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Merger Consideration is fair, from a financial point of view, to holders of Company Shares (other than Parent, Merger Sub and their respective affiliates). It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent, Merger Sub or their respective affiliates, but promptly following receipt thereof by the Company, an executed copy of such opinion will be provided to Parent solely for informational purposes.
3.29   Takeover Statutes; No Rights Plan.
(a)   No “control share acquisition,” “fair price,” “moratorium” or other antitakeover Applicable Law (such Applicable Law, “Takeover Law”) applies to the Merger, this Agreement, the Voting Agreement or any of the other transactions contemplated hereby or thereby.

(b)   The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.
3.30   Information Supplied.   None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is mailed or made available to the Company Shareholders and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub. The Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the ICL, the SEC and other Applicable Law.
3.31   No Other Representations or Warranties.   Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company or its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or its Subsidiary or with respect to any other information provided by or on behalf of the Company or its Subsidiaries to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. The Company acknowledges that, except for the representations and warranties contained in Article IV, none of Parent, Merger Sub, or any of their Affiliates or Representatives or any other Person makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Merger and the other transactions contemplated by this Agreement. Without limiting the foregoing, the Company acknowledges that none of Parent, Merger Sub, or any other Person on behalf of the Parent or Merger Sub will have or be subject to any liability to the Company or its Representatives or Affiliates resulting from the Company’s or its Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or Affiliates, marketing materials, confidential information memorandums, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or Affiliates, except to the extent any such information is expressly included in a representation or warranty contained in Article IV. Nothing in this Section 3.31 shall impact any rights that the Company may have in the case of fraud on the part of the Parent or Merger Sub.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
With respect to any Section of this Article IV, except (a) as disclosed in the Annual Report on Form 10-K of Parent for the fiscal year ended July 31, 2019 (the “Parent Form 10-K”) and in any Parent SEC Reports filed with or furnished to the SEC by Parent on EDGAR since the date of the Parent Form 10-K to the date of this Agreement (other than any forward looking disclosures set forth in any “risk factors” section (but excluding any factual information contained therein) or any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive, cautionary or forward looking in nature, and provided that nothing in such Parent SEC Reports shall be deemed to modify or qualify the representations and warranties in Section 4.1, Section 4.2 or Section 4.5)), or (b) as set forth in the Parent Disclosure Letter (such disclosures being considered to be made for purposes of the specific Section of the Parent Disclosure Letter in which they are made, and for purposes of all other Sections to the extent the relevance of such disclosure is reasonably apparent on its face to be applicable for any such other Sections), Parent and Merger Sub represent and warrant to the Company as follows:
4.1   Organization.   Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its jurisdiction of organization; and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, each of Parent and Merger Sub is qualified to do business and, to the extent the concept of good standing or a similar concept is recognized under Applicable Law, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. All of the issued and outstanding share capital of Merger Sub is owned directly or indirectly by Parent. Parent has made available to the Company true and complete copies of the memorandum of association, articles of association, certificate of incorporation, bylaws or equivalent organizational or governing documents or other constituent documents, as in effect as of the date of this Agreement, of each of Parent and Merger Sub (the “Parent Charter Documents”). Parent and Merger Sub are in compliance with the Parent Charter Documents in all material respects.
4.2   Authorization.
(a)   Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions.
(b)   At meetings duly called and held prior to the execution of this Agreement, the board of directors of each of Parent and Merger Sub has, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Merger and the other transactions contemplated hereby. As of the date of this Agreement, none of the actions described in this Section 4.2(b) has been amended, rescinded or modified in any respect.
4.3   Non-contravention; Required Consents.
(a)   The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) and the compliance by Parent and Merger Sub with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the Parent Charter Documents or (ii) assuming compliance with the matters referred to in Section 4.3(b), violate or conflict with any Applicable Law or Order, except in the case of clause (ii) above, for such violations or conflicts which, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.
(b)   No Consent of any Governmental Entity is required on the part of Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger), except (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (ii) the filings and other Consents as may be required under the rules and regulations of the Nasdaq, the TASE or any other applicable stock exchange; (iii) the application for and receipt of the ISA Exemption; (iv) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and Exchange Act; (v) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws; (vi) the execution by Parent of an undertaking in customary form in favor of the OCS as a foreign interested party; and (vii) such other Consents, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.
4.4   Litigation.   There is no Legal Proceeding pending or, to the knowledge of Parent, threatened against Parent or its Subsidiaries that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.
4.5   Capitalization.
(a)   The authorized capital stock of Parent consist of 100,000,000 shares of Parent Common Stock and 2,000,000 shares of preferred stock, par value $0.10 per share. As of January 24, 2020, (i)(A) 24,395,738 shares of Parent Common Stock were issued and outstanding and (B) 15,033,317 shares of Parent Common Stock were held by Parent as treasury shares, and (ii) 2,408,892 shares of Parent Common Stock were subject to outstanding Parent Compensatory Awards, of which 71,548 are shares of Parent Restricted Stock included in subclause (a)(i)(A) above (assuming, in the case of Parent Restricted Stock and Parent Restricted Stock Unit awards that are subject to the attainment of performance goals, that applicable performance goals are attained at the maximum level). All outstanding shares of Parent Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.
(b)   Except as set forth in this Section 4.5, there are (i) no outstanding shares of, or other equity or voting interest in, Parent; (ii) no outstanding securities of Parent convertible into or exchangeable for share capital of, or other equity or voting interest in, Parent; (iii) no outstanding options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from Parent, or that obligate Parent to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, Parent; (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, Parent (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of Parent, being referred to collectively as “Parent Securities”) and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of Parent Securities. There are no outstanding Contracts of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.
(c)   Neither Parent nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of Parent.
(d)   The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Section 2.7 will be, prior to the Effective Time, (i) duly authorized, validly issued, fully paid and nonassessable, (ii) registered under the Securities Act and the Exchange Act and (iii) approved for listing on the Nasdaq and the TASE, subject to official notice of issuance.
4.6   Parent SEC Reports.
(a)   Since January 1, 2017, Parent has timely filed with or otherwise furnished to the SEC (as applicable) all forms, reports, schedules, statements, registrations, proxy statements and other documents (including exhibits and other information incorporated therein) required to be so filed or furnished (as applicable) by it under Applicable Law, including any amendments, modifications or supplements thereto (the “Parent SEC Reports”).
(b)   As of its filing date (or, if amended, modified or supplemented, as of the date of the most recent amendment, modification or supplement filed prior to the date hereof), each Parent SEC Report (i) complied as to form in all material respects with the applicable requirements of Applicable Laws, and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c)   As of the date hereof, there are no outstanding or unresolved comments in any comment letters from the staff of the SEC received by Parent relating to any of the Parent SEC Reports, and Parent has not received any written inquiry or information request from the SEC as to any matters affecting Parent that has not been fully resolved. To the knowledge of Parent, none of the Parent SEC Reports are subject to ongoing SEC review and there is no pending or, to the knowledge of Parent, threatened investigation being conducted by the SEC with respect to any of the Parent SEC Reports.
(d)   None of Parent’s Subsidiaries is required pursuant to any Applicable Law to file any forms, reports, schedules, statements or other documents with the SEC.
(e)   Since January 1, 2017, no principal executive officer or principal financial officer of Parent (or any former principal executive officer or former principal financial officer of Parent, as applicable) has failed to make the certifications required of him or her under Rule 13a-14 or 15d-15 of the Exchange Act or Section 302 or 906 of the Sarbanes-Oxley Act or any related rules and regulations promulgated by the SEC or Nasdaq with respect to any Parent SEC Report, except as disclosed in certifications filed with the Parent SEC Reports. Since January 1, 2017, neither Parent nor any of its principal executive officers or principal financial officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. For purposes of this Section 4.6(e), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.
(f)   Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.
4.7   Financial Statements.
(a)   The consolidated financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports, as applicable, have been prepared in accordance with U.S. GAAP consistently applied by Parent during the periods and at the dates involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the notes thereto and subject to normal year-end adjustments in the case of any unaudited interim financial statements that are not material in amount).
(b)   Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance that transactions are recorded as necessary to ensure the reliability of financial reporting for Parent and the preparation of Parent’s financial statements in conformity with U.S. GAAP.
(c)   Parent has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that (i) all information (both financial and non-financial) that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act or the rules and regulations of the Nasdaq, as the case may be, are recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC; and (ii) all information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.
(d)   Since January 1, 2017, none of Parent, any of its Subsidiaries or any of Parent’s independent auditors (nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant, consultant or representative of Parent or any of its Subsidiaries) has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by Parent and its Subsidiaries; or (ii) fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and its Subsidiaries.

(e)   Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)), where the purpose or effect of such transaction, arrangement or relationship was to avoid disclosure of any material transaction involving Parent or any its Subsidiaries in Parent’s consolidated financial statements.
(f)   Since January 1, 2017, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant, consultant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures or methodologies of Parent or any of its Subsidiaries or their respective internal accounting controls, including that Parent or any of its Subsidiaries or to the knowledge of Parent any of their respective officers, directors, employees or agents has or had engaged in accounting or auditing practices in material violation of Applicable Law or applicable requirements of U.S. GAAP, and (ii) no current or former attorney representing Parent or any of its Subsidiaries has informed the board of directors of Parent or any committee thereof or to any director or executive officer of Parent in writing of a material violation of securities Laws, breach of fiduciary duty or similar material violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents.
(g)   Since January 1, 2017, (i) to the knowledge of Parent, no officer, director, employee or agent of Parent or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by Parent or any of its Subsidiaries and (ii) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, contractor, subcontractor or agent of Parent or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.
4.8   No Undisclosed Liabilities.   Neither Parent nor any of its Subsidiaries has any Liabilities that are required to be reflected on the Parent Balance Sheet (or the notes thereto) prepared in accordance with U.S. GAAP other than (a) Liabilities reflected or otherwise reserved against in the Parent Balance Sheet (or the notes thereto); (b) Liabilities incurred under this Agreement or in connection with the consummation of the transactions contemplated by this Agreement; (c) executory obligations under any Contract to which Parent is a party or is bound that are not in the nature of breaches; (d) Liabilities incurred in the ordinary course of business since the date of the Parent Balance Sheet; and (e) Liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on Parent.
4.9   Absence of Certain Changes.   Except as set forth on Section 4.9 of the Parent Disclosure Letter, and except in connection with the transactions contemplated by this Agreement, since October 31, 2019: (a) the business of Parent and its Subsidiaries taken as a whole has been conducted, in all material respects, in the ordinary course of business; and (b) there has not been or occurred any Material Adverse Effect on Parent.
4.10   Compliance with Applicable Law.   Parent and its Subsidiaries are, and since January 1, 2017 Parent and its Subsidiaries have been, in compliance with all Applicable Laws to Parent or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected, in each case, except where any such non-compliance, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.
4.11   Permits.   (a) Parent and its Subsidiaries possess all of the material permits, licenses, authorizations, consents, certificates, approvals, registrations, variances, clearances and franchises from Governmental Entities necessary to own or lease (as applicable), occupy and operate each Real Property and to otherwise conduct their businesses as currently conducted (collectively, the “Parent Permits”) and are, and since January 1, 2017 have been, in compliance with the terms of all such Parent Permits, (b) all such

Parent Permits are valid and in full force and effect, and (c) neither Parent nor any of its Subsidiaries has received written notice that any suspension or cancellation of any Parent Permit is pending or, to the knowledge of Parent, threatened, in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.
4.12   Anti-Bribery Laws.   Since January 1, 2015, neither Parent, any of its Subsidiaries, nor, to the knowledge of Parent, any of their respective Representatives, or other Persons while acting on their behalf has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made, promised, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign in violation of any provision of any Anti-Bribery Law, (iii) taken any act or omission in violation of such applicable Anti-Bribery Laws, or (iv) received any written allegation regarding potential or actual violations of such applicable Anti-Bribery Laws. Parent and its Subsidiaries have adopted and implemented internal controls, policies and procedures designed to ensure compliance with applicable Anti-Bribery Laws and sufficient to ensure compliance therewith.
4.13   Government Contracts.
Except as, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole:
(a)   With respect to each Government Contract: (i) the representations, warranties and certifications made by Parent or its Subsidiaries were true and correct in all material respects as of their effective date; and (ii) Parent and its Subsidiaries have complied in all material respects with the terms and conditions of such Government Contract.
(b)   Except as set forth in Section 4.13(b) of the Parent Disclosure Letter, (i) to the knowledge of Parent, there is no civil fraud or criminal investigation, indictment, writ of information or audit of Parent or any of its Subsidiaries by any Governmental Entity with respect to any alleged or potential violation of any Applicable Law regarding any Government Contract; and (ii) to the knowledge of Parent, there is no contracting officer’s decision or Legal Proceeding by which any Governmental Entity instructed termination of a Government Contract by a Governmental Entity in respect of or for any breach or violation of, or default under, any Government Contract.
(c)   Except as set forth in Section 4.13(c) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has made a voluntary disclosure or other notification to any Governmental Entity related to any suspected, alleged or possible violation of a Contract requirement or Applicable Law relating to a Government Contract.
(d)   To the knowledge of Parent, there are no material claims or disputes by or between Parent or any of its Subsidiaries on the one hand, and any Governmental Entity, any prime contractor, subcontractor or vendor, on the other hand, relating to any Government Contract.
(e)   To the knowledge of Parent, (i) neither Parent nor any of its Subsidiaries has undergone or is currently undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to any Government Contracts other than in the ordinary course of business, and (ii) since January 1, 2017, neither Parent nor any of its Subsidiaries has received written notice or otherwise become aware of, or undergone any investigation or review relating to any noncompliance, misconduct, violation or breach regarding any Government Contract.
4.14   Financing.
(a)   The net proceeds contemplated from the Financing, together with cash on hand, cash equivalents, available lines of credit or other sources of immediately available funds held by Parent and Merger Sub, will be sufficient to (i) pay the aggregate Cash Merger Consideration, (ii) satisfy all of Parent and Merger Sub’s other obligations under this Agreement and (iii) pay all fees and expenses of or required to be paid by Parent, Merger Sub and the Surviving Company in connection with the transactions contemplated by this Agreement, including any payments in respect of equity compensation obligations to be made in connection with the Merger, and any repayment or refinancing of any outstanding indebtedness of Parent, the Company, and their respective Subsidiaries contemplated by, or required in connection with the transactions contemplated by, this Agreement or the Commitment Letter (as defined below).
(b)   Parent and Merger Sub have provided to the Company true and complete copies of  (i) an executed commitment letter (the “Commitment Letter”), dated as of January 29, 2020, between Parent and/or Merger Sub, on the one hand, and the Financing Sources set forth in the Commitment Letter, on the other hand, and (ii) an executed fee letter (as redacted to remove solely the fee amounts, and other economic terms customarily redacted in connection with transactions of this type, the “Redacted Fee Letter”), dated as of January 29, 2020, between Parent and/or Merger Sub, on the one hand, and the Financing Sources set forth in the Redacted Fee Letter, on the other hand, in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which, and subject to the terms and conditions thereof, the Financing Sources have committed to provide Parent and/or Merger Sub with debt financing in the amounts set forth therein (the “Debt Financing”).
(c)   Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Financing Sources to provide the Debt Financing or any contingencies that would permit the Financing Sources to reduce the total amount of the Debt Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date, nor does Parent have knowledge that any of the Financing Sources will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter that could affect the availability of the Debt Financing contemplated by the Commitment Letter.
(d)   The Commitment Letter constitutes the legal, valid and binding obligation of Parent, and to Parent’s knowledge, the other parties thereto, and is in full force and effect. To Parent’s knowledge, no event has occurred which (with or without notice, lapse of time or both) would constitute a breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letter, and Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied by Parent on a timely basis or that the Debt Financing will not be available to Parent on the date of the Closing. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. Except for amendments to the Commitment Letter permitted without the consent of the Company pursuant to Section 6.11(a), the Commitment Letter has not been modified, amended or altered and none of the respective commitments thereunder has been withdrawn or rescinded in any respect, and, to the knowledge of Parent, no withdrawal or rescission thereof is contemplated. Except for amendments to the Commitment Letter permitted without the consent of the Company pursuant to Section 6.11(a), no modification or amendment to the Commitment Letter is currently contemplated.
(e)   In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent, Merger Sub or any of their respective Affiliates be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.
4.15   Merger Sub.   Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Effective Time, and except for immaterial obligations or liabilities incurred in connection with its incorporation or organization or the consummation of this Agreement and the transactions contemplated hereby, including the Merger, Merger Sub has not incurred any Liabilities, has not engaged in any business or activities of any type or kind whatsoever and has not entered into any Contracts or arrangements with any Person.
4.16   Ownership of Company Shares.   None of Parent, Merger Sub or any entity controlled, directly or indirectly through any Person, by Parent (other than any Parent Stock Plans) owns (beneficially or otherwise) any Company Shares (or any other economic interest through derivative securities or otherwise in the Company or its Subsidiary). To the knowledge of Parent, none of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns (beneficially or otherwise) any Company Shares.
4.17   Brokers; Fees and Expenses.   Except for Goldman Sachs & Co. LLC, there is no investment banker, broker, finder or similar agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any financial advisor, brokerage, finder or other similar fee or commission in connection with the transactions contemplated hereby (including the Merger).
4.18   Information Supplied.   None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed or made available to the Company Shareholders and at the time of the Company Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 and the Proxy Statement will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the ICL, the Securities Act and the Exchange Act, respectively and other Applicable Law.
4.19   No Other Representations or Warranties.   Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or its Subsidiaries or with respect to any other information provided by or on behalf of Parent or its Subsidiaries to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III, none of the Company or any of its Affiliates or Representatives or any other Person makes (and Parent and Merger Sub are not relying on) any representation or warranty, express or implied, to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement. Without limiting the foregoing, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company will have or be subject to any liability to Parent, Merger Sub or their respective Representatives or Affiliates resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or Affiliates, marketing materials, confidential information memorandums, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or Affiliates, except to the extent any such information is expressly included in a representation or warranty contained in Article III. Nothing in this Section 4.19 shall impact any rights Parent or Merger Sub may have in the case of fraud on the part of the Company.
ARTICLE V
INTERIM CONDUCT OF BUSINESS
5.1   Affirmative Obligations of the Company.   Except as (i) expressly required by this Agreement, (ii) required by Applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved in advance by Parent in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and its Subsidiaries shall (a) carry on its business in all material respects in the ordinary course of business; and (b) to the extent consistent with past practice, use reasonable best efforts to (i) preserve intact and maintain its Intellectual Property Rights, business organization and material assets; (ii) maintain and preserve its relationships and goodwill with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings; and (iii) keep available the services of its current officers and key employees.
5.2   Negative Obligations of the Company(a).   Without limiting the generality of Section 5.1, except as (i) expressly required by this Agreement, (ii) required by Applicable Law, (iii) as set forth in Section 5.2 of the Company Disclosure Letter, or (iv) as approved in advance by Parent in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit its Subsidiaries to (it being understood that if any action is permitted by any of the following sub-sections of this Section 5.2, such action shall be deemed permitted pursuant to Section 5.1):
(a)   amend, modify, waive, rescind or otherwise change the Charter Documents of the Company or any organizational or governing documents of its Subsidiaries;
(b)   issue, sell, transfer, convey, dispose, grant or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (i) the issuance and sale of Company Shares pursuant to the exercise of Company Options outstanding prior to the date hereof in accordance with their existing terms, or (ii) to the extent required pursuant to the terms of the Company Plans or other agreement, in all cases, existing as of the date of this Agreement;
(c)   repurchase, acquire or redeem, directly or indirectly, any Company Securities or Subsidiary Securities, other than (i) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Options in order to pay the exercise price of Company Options or in connection with the satisfaction of Tax withholding obligations in respect of Company Options, (ii) the withholding of Company Shares to satisfy Tax obligations with respect to Company Options, (iii) the acquisition by the Company of Company Shares in connection with the net exercise of Company Options and (iv) the acquisition by the Company of Company Options in connection with the forfeiture of such awards, in the case of  (ii)-(iv), consistent with the terms of such Company Options in effect as of the date hereof;
(d)   other than cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of the Company’s Subsidiaries, (i) split, combine, reclassify, subdivide, exchange, recapitalize or enter into any similar transaction in respect of any share capital, (ii) declare, authorize, set aside, make or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or (iii) make any other actual, constructive or deemed distribution in respect of the share capital;
(e)   (i) merge or consolidate the Company or any of its Subsidiaries with any Person or otherwise enter into a joint venture with any Person or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated hereby, including the Merger), or (ii) acquire or dispose of any Person or business or division thereof or solicit any such transaction;
(f)   (i) incur any indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any Person (other than the Company and any direct or indirect wholly owned Subsidiary of the Company), except (A) borrowings in the ordinary course of business under the Company’s existing credit facilities in an amount not to exceed $2,000,000 in the aggregate, (B) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company, or (C) letters of credit, guarantees, surety bonds and similar instruments issued in the ordinary course of business, including the pledging of cash or other security as may be required by the issuer, or (ii) prepay, redeem or repurchase any long-term or short-term debt to the extent that any prepayment, make-whole or breakage costs, premiums or penalties would be payable in connection therewith;
(g)   except as required by (i) Applicable Law or (ii) any Employee Plan in effect as of the date of this Agreement, or (iii) any Collective Bargaining Agreement in effect as of the date of this Agreement,

(A) enter into, adopt, materially amend, modify or terminate any Employee Plan (excluding offer letters and employment agreements that provide for no severance or change in control benefits other than those required by Applicable Law); (B) increase the compensation or fringe benefits of any director, officer or employee; (C) award, grant or pay any (1) special bonus or special remuneration or (2) other bonus or remuneration the payment of which other bonus or remuneration would require the approval of the Company Shareholders, in any such case, to any director, officer, Independent Contractor or employee; or (D) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any director, officer, Independent Contractor or employee, except in the ordinary course of business; provided, however, that the foregoing clauses (A) through (D) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case as permitted by this Agreement and in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits. Except as specifically contemplated by and in accordance with the terms of this Agreement, the Company and its Subsidiaries shall not take any action to accelerate the vesting or settlement of Company Options;
(h)   forgive or make any loans or advances to any Person, including employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates, other than (i) loans or advances by the Company to any of its wholly owned Subsidiaries, or by any of the Company’s wholly owned Subsidiaries to another wholly owned Subsidiary of the Company, or (ii) loans or advances to employees in the ordinary course of business in an amount not to exceed $200,000 in the aggregate for all such loans or advances; provided that in the case of any member of the Senior Management, only the advancement of business expenses in the ordinary course of business shall be permitted pursuant to this subclause (ii);
(i)   take any action to fund or in any other way secure the payment of compensation or benefits under material Employee Plans, other than, in each case, as required by (i) Applicable Law or (ii) any Employee Plan in effect on the date of this Agreement;
(j)   enter into negotiations relating to the creation of any worker’s union, collective bargaining agreement, trade union agreement or similar agreement or arrangement under which any employee or Independent Contractor would be subject or would otherwise receive any benefit;
(k)   hire anyone to fill a position of Senior Management;
(l)   terminate the employment of any member of the Senior Management other than for cause;
(m)   acquire, sell, lease, license, encumber or dispose of any property (including Real Property) or assets of the Company or any of its Subsidiaries or any Third Party with a fair market value in excess of  $1,000,000 in any single transaction or series of related transactions or solicit any such transaction, except for (i) purchases or sales made in the ordinary course of business, (ii) with respect to leases, licenses or other similar grants of Real Property, any grant, amendment, extension, modification, or renewal in the ordinary course of business, (iii) disposition of obsolete tangible assets or expired or stale inventory, and (iv) transactions between or among the Company and its wholly owned Subsidiaries;
(n)   except as may be required as a result of a change in Applicable Law or in U.S. GAAP (or any interpretation thereof), and except as required by and Governmental Entity, make any material change in any of the accounting principles or practices used by the Company;
(o)   (i) make, change or revoke any material Tax election; (ii) amend any income or other material Tax Return; (iii) settle or compromise any material Liability for Taxes; (iv) adopt or make any material change to any Tax or accounting method; or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;
(p)   except in the ordinary course of business, sell, assign, transfer, abandon, cancel, allow to lapse, fail to maintain or protect or grant any security interest in, to or under any material Company IP;

(q)   (i) enter into any Restricted Contract, or (ii) materially amend, cancel or terminate or waive, release or assign any material rights or claims with respect to any Material Contract or any Restricted Contract entered into pursuant to sub-section (i), other than, in the case of this clause (ii), in the ordinary course of business or as otherwise permitted pursuant to Section 5.2;
(r)   (i) form or commence the operations of, any business or any corporation, partnership, limited liability company, business association or other similar business organization or Person that is not wholly owned by the Company or its Subsidiaries or (ii) enter into any new line of business;
(s)   (i) waive, release, assign, settle or compromise any Legal Proceeding pending or threatened against the Company or any of its Subsidiaries, other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, that is solely for monetary damages (without any admission of Liability or adverse consequence or restrictions on the Company or any of its Subsidiaries or Parent or Merger Sub) for an amount that is not in excess of  $1,000,000 in the aggregate, or (ii) commence any litigation or arbitration (other than (A) in the ordinary course of business, (B) in connection with an appeal for the loss of a bid, or (C) cases if not commenced expeditiously would reasonably be expected to result in material harm to the Company and its Subsidiaries, taken as whole);
(t)   incur any capital expenditure except for (i) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been made available to Parent prior to the date of this Agreement, and (ii) any unbudgeted capital expenditure, in an amount not to exceed $500,000 in the aggregate;
(u)   enter into any Contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company or any of its Subsidiaries, on the other hand, other than in the ordinary course of business and on terms no less favorable to the Company or any of its Subsidiaries, as applicable, than the terms governing similar transactions with Third Parties;
(v)   apply for or accept any Government Grant from any Governmental Entity (other than in the ordinary course of business and in any case that are not and would not reasonably be expected to be subject to any obligation to pay royalty or similar payments);
(w)   (i) amend or modify the compensation terms or any other obligations of the Company contained in the engagement letters with the respective Company Financial Advisors in a manner adverse to the Company, any of its Subsidiaries or Parent or (ii) engage other financial advisors in connection with the transactions contemplated by this Agreement, in each case, except in connection with an Acquisition Proposal not solicited in breach of Section 6.1;
(x)   enter into, amend or cancel any insurance policies other than: (i) in the ordinary course of business, and (ii) the “tail” insurance policy to be purchased by the Company pursuant to Section 6.3 and Section 6.16(c);
(y)   hire any employee without requiring them to execute the Company’s standard form of confidentiality and inventions assignment agreement;
(z)   take any action that would cause, or at the time of taking such action would reasonably be expected to cause, the Company or any of its Subsidiaries to be in material violation of any of the terms of its material Permits; or
(aa)   authorize, offer, agree, commit or enter into a Contract to do any of the foregoing.
Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time, and the Company and its Subsidiaries shall not be required to violate any Applicable Law. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.
5.3   Affirmative Obligations of Parent.   Except as (i) expressly required by this Agreement, (ii) required by Applicable Law, (iii) as set forth in Section 5.3 of the Parent Disclosure Letter, or (iv) as approved in advance by the Company in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent and each of its Subsidiaries shall (a) carry on its business in all material respects in the ordinary course of business; and (b) to the extent consistent with past practice, use reasonable best efforts to (a) preserve and maintain its business organization and material assets; and (b) maintain and preserve its relationships and goodwill with material customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.
5.4   Negative Obligations of Parent.   Without limiting the generality of Section 5.3, except as (i) expressly required by this Agreement, (ii) required by Applicable Law, (iii) as set forth in Section 5.4 of the Parent Disclosure Letter, or (iv) as approved in advance by the Company in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent shall not, and shall not permit its Subsidiaries to (it being understood that if any action is permitted by any of the following sub-sections of this Section 5.4, such action shall be deemed permitted pursuant to Section 5.3):
(a)   amend, modify or otherwise change the Parent Charter Documents in a manner that would reasonably be expected to prevent, impede or materially delay the transactions contemplated by this Agreement or otherwise in a manner materially adverse to the Company or the Company Shareholders;
(b)   split, combine, reclassify, subdivide, exchange, recapitalize or enter into any similar transaction in respect of any share capital, declare, authorize, set aside, make or pay any special or extraordinary dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, other than in each case in respect of  (i) cash dividends made by any direct or indirect wholly owned Subsidiary of Parent to Parent or one of its Subsidiaries, and (ii) regular quarterly cash dividends in respect of Parent Common Stock which dividends, for the avoidance of doubt, may be decreased in amount from quarter to quarter at the discretion of the board of directors of Parent;
(c)   except where Parent’s board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to take any such action would be inconsistent with the fiduciary duties of Parent’s board of directors under Applicable Law, merge or consolidate with any Person or otherwise enter into a joint venture with any Person or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Parent (other than the transactions contemplated hereby, including the Merger); or
(d)   authorize, offer, agree, commit or enter into a Contract to do any of the foregoing.
Notwithstanding the foregoing, nothing in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the business or operations of Parent or its Subsidiaries at any time prior to the Effective Time, and Parent and its Subsidiaries shall not be required to violate any Applicable Law. Prior to the Effective Time, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1   No Solicitation.
(a)   From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except as expressly permitted by Sections 6.1 and 6.2, the Company shall, and shall cause its Subsidiaries and its and their respective officers and directors to, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to, immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of its Representatives to continue, any and all existing discussions or negotiations with any Third Party conducted prior to the date hereof by the Company, any of its Subsidiaries or any of their respective Representatives that constitute or could reasonably be expected to lead to any Acquisition Proposal, and shall promptly terminate access by each such Third Party and such Third Party’s Representatives to any data room (whether online or otherwise) containing information in respect of the Company or its Subsidiaries. The Company shall, within two (2) Business Days following the date of this Agreement, request in writing that each Third Party that has previously executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal in the one year period prior to the date of this Agreement promptly return or destroy all confidential information previously furnished to such Third Party by or on behalf of the Company, any of its Subsidiaries or any of their respective Representatives.
(b)   At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except as expressly permitted by Sections 6.1 and 6.2, the Company shall not, nor shall its Subsidiaries, any of their respective officers and directors or any other Company Shareholders that have executed the Voting Agreement, and the Company shall instruct and shall use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) whether publicly or otherwise, solicit, initiate, knowingly encourage or knowingly facilitate or induce the making, submission or announcement of an Acquisition Proposal or any inquiry, offer, proposal or indication of interest that constitutes or could reasonably be expected to lead to any Acquisition Proposal; (ii) in connection with or in response to any Acquisition Proposal or any inquiry, offer, proposal or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, furnish to any Third Party any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records or other information of the Company or any of its Subsidiaries to any Third Party; (iii) enter into, conduct, participate or engage in negotiations or discussions with any Third Party (other than solely to inform such Third Party that the terms of this Agreement prohibits such discussions) relating to or for the purpose of encouraging or facilitating an Acquisition Proposal; (iv) approve, adopt, declare advisable, endorse or recommend an Acquisition Proposal; (v) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, term sheet, merger agreement or Contract contemplating or otherwise relating to an Acquisition Transaction (an “Alternative Acquisition Agreement”) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement; (vi) fail to enforce, terminate, amend, modify, waive or release any rights under any “standstill” or other similar agreement (unless the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to grant any waiver or release under any standstill or similar agreement would be inconsistent with its fiduciary duties under Israeli Law); or (vii) resolve, propose or agree to do any of the foregoing. Notwithstanding the foregoing, prior to obtaining the Requisite Shareholder Approval, if at any time the Company receives an unsolicited bona fide written Acquisition Proposal after the date of this Agreement that did not result from a breach (other than immaterial and unintentional breaches) of this Section 6.1 (but only if, in the case of clauses (B) and (C), the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that (after consultation with outside legal counsel) the failure to take such actions would be inconsistent with the fiduciary duties of the Company Board under Applicable Law), then the Company in response to such Acquisition Proposal may (A) contact the Third Party or any of its Representatives who has made such Acquisition Proposal solely for the purpose of seeking clarification of solely those terms or conditions of such Acquisition Proposal necessary to make a determination that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, (B) engage or participate in discussions or negotiations with such Third Party or any of its Representatives regarding such Acquisition Proposal and (C) afford access and furnish to such Third Party or to any of its Representatives any information relating to the Company, to any of its Subsidiaries or to their respective businesses, properties or assets or provide access to data room (virtual or physical) pursuant to a confidentiality agreement (which the Company and its Representatives will be permitted to negotiate) the terms of which, taken as a whole, are no less favorable to the Company than those contained in the Confidentiality Agreement and do not include any provision calling for the exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations hereunder (an “Acceptable Confidentiality Agreement”); provided, that any such information (to the extent that such information has not been previously provided or made available to Parent) is furnished or made available to Parent prior to or substantially concurrently (and in any event within 24 hours) with the provision or making available of such information to such Third Party. Within 24 hours after receipt by the Company of an Acquisition Proposal, the Company shall give Parent notice both orally and in writing and shall identify (x) the material terms and conditions of such Acquisition Proposal, including any financing arrangements to the extent provided to the Company or its Representatives (other than the identity of the Third Party who has made the Acquisition Proposal), (y) whether such Third Party is a financial or strategic buyer, and (z) a copy of any written materials provided by such Third Party in connection with such Acquisition Proposal (redacted so as not to identify the Third Party who has made the Acquisition Proposal).
(c)   Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and agree that any violation of the restrictions set forth in this Section 6.1 by any Subsidiary of the Company, any directors or officers of the Company or its Subsidiaries, or any other Company Shareholders who have executed the Voting Agreement, shall be deemed to be a breach of this Section 6.1 by the Company. The Company shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to comply with the restrictions set forth in this Section 6.1.
(d)   In addition to the obligations of the Company set forth in Section 6.1(b), the Company shall promptly, and in all cases within 24 hours of its receipt, advise Parent orally and in writing of any (i) Acquisition Proposal; (ii) request for information or request to engage in negotiations or discussions or any other inquiry with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal; or (iii) request for a waiver or release under any standstill or similar Contract. The Company shall provide Parent with (A) the material terms and conditions of such Acquisition Proposal, request or inquiry, including any financing arrangements to the extent provided to the Company, any of its Subsidiaries or any Representative of the Company (other than the identity of the Third Party who has made the Acquisition Proposal, request or inquiry), (B) whether such Person or group making any such Acquisition Proposal, request or inquiry, is a financial or strategic buyer, and (C) copies of all written materials provided by such Person in connection with such Acquisition Proposal, request or inquiry (redacted so as not to identify the Person who has made such Acquisition Proposal, request or inquiry).
(e)   The Company shall keep Parent reasonably informed of the status of discussions relating to, and the material terms and conditions (including all amendments or proposed amendments to such material terms and conditions) of any such Acquisition Proposal, request or inquiry, and promptly (and in no event later than 24 hours thereafter), shall provide Parent with copies of any revised written proposals or draft agreements relating to any Acquisition Proposal, request or inquiry.
6.2   Company Board Recommendation.
(a)   Other than in accordance with the terms of this Section 6.2, the Company Board shall not make a Company Board Recommendation Change or enter into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Shareholder Approval, the Company Board may, in response to its receipt of a Superior Proposal that has not been withdrawn, (i) effect a Company Board Recommendation Change with respect to such Superior Proposal or (ii) terminate this Agreement pursuant to Section 8.1(g) in order to enter into a definitive Alternative Acquisition Agreement providing for such Superior Proposal if, in each case (A) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (D) below), that in light of such Superior Proposal, failure to effect a Company Board Recommendation Change or failure to terminate this Agreement in order to enter into a definitive Alternative Acquisition Agreement providing for such Superior Proposal would be inconsistent with the fiduciary duties of the Company Board under Applicable Law; (B) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least four (4) Business Days’ prior written notice (the “Superior Proposal Notice Period”) of its intention to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 8.1(g) (which notice shall include the most current version of the proposed definitive agreement with respect to such Superior Proposal and, to the extent not included therein, a reasonably detailed summary of all material terms and conditions of such Superior Proposal, including any financing arrangements to the extent provided to the Company or any of its Subsidiaries or their Representatives and the identity of the Person making such Superior Proposal, if not appearing elsewhere in the documents provided to Parent); (C) the Company shall, and shall cause its financial and legal advisors to, during the Superior Proposal Notice Period, negotiate with Parent (to the extent Parent desires to negotiate) in good faith any proposed modifications to the terms and conditions of this Agreement in response to such Superior Proposal; and (D) after taking into account any counter-offer or proposal offered by Parent within the Superior Proposal Notice Period in writing, if any, the Company Board again makes the determination that the Acquisition Proposal that is subject to the notice set forth above still constitutes a Superior Proposal (it being understood that (1) any material amendment or modification to the terms of a Superior Proposal, including any revision in price, shall be deemed a new Acquisition Proposal for purposes of this Section 6.2, and (2) the Company shall promptly (but in any event within 24 hours of the occurrence) notify Parent of any such amendment or modification and provide the required information regarding such new Acquisition Proposal (to the extent not previously provided) in compliance with the terms of this Section 6.2 anew; provided that the period during which the Company and its Representatives are required to negotiate with Parent in good faith regarding any modified terms proposed by Parent in response to such new Acquisition Proposal shall expire on the later to occur of two (2) Business Days after the Company provides written notice of such new Acquisition Proposal and the end of the original Superior Proposal Notice Period).
(b)   Notwithstanding anything in this Agreement to the contrary, other than in connection with a Company Superior Proposal (which shall be subject to Section 6.2(a) and shall not be subject to this Section 6.2(b)), prior to obtaining the Requisite Shareholder Approval (and in no event after receipt of the Requisite Shareholder Approval), the Company Board may, in response to a Company Intervening Event, make a Company Board Recommendation Change (pursuant to Section (i) of the definition of Company Board Recommendation Change), if  (i) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (ii) the Company has notified Parent in writing that it intends to effect such a Company Board Recommendation Change pursuant to this Section 6.2(b) (which notice shall specify the facts and circumstances providing the basis of the Company Intervening Event in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 6.2(b), the Company and the Company’s Representatives shall have discussed and negotiated in good faith (to the extent Parent desires to negotiate) with Parent and Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement, and (iv) no earlier than the end of such four (4) Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel, and after taking into account any proposal by Parent to amend or modify the terms of this Agreement offered by Parent in writing, that the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law.
(c)   Nothing in this Agreement shall prohibit the Company or Company Board from (i) taking and disclosing to Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act; (ii) taking and disclosing to the Company Shareholders a position contemplated by Section 329 of the ICL; (iii) making a “stop, look and listen” communication to Company Shareholders pursuant to Rule 14d-9(f) under the Exchange Act; or (iv) making any other disclosure to Company Shareholders if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under Applicable Law; provided, however, that the taking of any such position or making of any such disclosure contemplated by this Section 6.2(c) shall not affect the definition of  “Company Board Recommendation Change” and the Company Board may not effect a Company Board Recommendation Change except in compliance with this Section 6.2.
(d)   Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not take any action to approve any transaction under, or exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the provisions of, any Takeover Law or any anti-takeover provision in the Charter Documents of the Company or otherwise cause such restrictions not to apply. To the extent permitted under any Takeover Law, the Company shall promptly take all steps necessary to terminate any waiver or other exemption that may have been previously granted to any such Person or any Acquisition Proposal under any such provision.
6.3   Company Shareholders’ Meeting.   Subject to the earlier termination of this Agreement in accordance with Article VIII hereof, as soon as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a special meeting of the Company Shareholders (together with any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) for the purpose of seeking (i) the Requisite Shareholder Approval and (ii) as a separate agenda item, approval of the Company Shareholders for the purchase of the “tail” insurance policy to be purchased by the Company pursuant to Section 6.16(c), and shall submit such proposals to such holders at the Company Shareholders’ Meeting and shall not submit any other proposal that is not related to the Merger or the transactions contemplated by the Merger Agreement to such holders in connection with the Company Shareholders’ Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). The record date for the Company Shareholders’ Meeting shall be determined with prior consultation with Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Shareholders’ Meeting without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that without Parent’s prior written consent, the Company may adjourn or postpone the Company Shareholders’ Meeting (a) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement is provided to the Company Shareholders within a reasonable amount of time in advance of the Company Shareholders’ Meeting or (b) to a date that is in the aggregate not more than 30 days following the originally scheduled date (or the date rescheduled pursuant to clause (a) hereof) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholders’ Meeting or to obtain the Requisite Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Requisite Shareholder Approval. If the Company Board has not made a Company Board Recommendation Change in accordance with Section 6.2, the Company shall, through the Company Board, make the Company Board Recommendation, include such Company Board Recommendation in the Proxy Statement, and use its reasonable best efforts to (i) solicit proxies from its shareholders in favor of the approval of this Agreement and the Merger in accordance with Israeli Law and (ii) otherwise seek to obtain the Requisite Shareholder Approval at the Company Shareholders’ Meeting. Notwithstanding any Company Board Recommendation Change, unless this Agreement is terminated in accordance with Article VIII, the obligations of the Parties under this Section 6.3 shall continue in full force and effect, neither the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal) nor the making of any Company Board Recommendation Change shall obviate or otherwise affect the obligation of the Company to set a record date for, duly call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 6.3.
6.4   Merger Proposal; Certificate of Merger.
(a)   Subject to the ICL, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 6.4(a); provided, however, that any such actions or the timeframes for taking such actions shall be subject to any amendment in the corresponding applicable provisions of the ICL (and, in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.4(a) accordingly):
(i)    as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Parent and the Company (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;
(ii)   within three days after calling of the Company Shareholders’ Meeting in accordance with the terms of this Agreement, deliver and file the Merger Proposal with the Companies Registrar in accordance with Section 317(a) of the ICL;
(iii)   following the date on which the Merger Proposal is submitted to the Companies Registrar (the “Merger Proposal Submission Date”), to the extent applicable with respect to each of the Company and Merger Sub:

A.   publish a notice to their respective creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, (x) in two daily Hebrew newspapers that are widely distributed in Israel on the Merger Proposal Submission Date, and (y) in a widely distributed newspaper in New York within three business days after the Merger Proposal Submission Date as may be required by Applicable Law;
B.   within three days after the Merger Proposal Submission Date, cause a copy of the Merger Proposal to be delivered to their respective secured creditors, if any;
C.   within three business days after the Merger Proposal Submission Date, send to the Company’s and Merger Sub’s “employees committee” (Va’ad Ovdim), if any, or display in a prominent place at the Company’s and, if applicable, Merger Sub’s, premises a copy of the notice published in a daily Hebrew newspaper that is widely distributed in Israel in accordance with clause (iii)(A)(x) of this Section 6.4(a); and
D.   within four (4) business days after the Merger Proposal Submission Date, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, which shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were identified in the notice referred to in clause (iii)(A) of this Section 6.4(a);
(iv)   promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clause (iii), but in any event no more than three days following the date on which the notice referred to in clause (iii)(B) above was sent to their respective secured creditors, if any, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to such respective creditors, if any, under Section 318 of the ICL;
(v)   not later than three days after (A) the date on which the Requisite Shareholder Approval is received, the Company shall inform the Companies Registrar of such approval, and (B) the date on which the sole shareholder of Merger Sub approves the Merger, Merger Sub shall inform the Companies Registrar of such approval, in each case in accordance with Section 317(b) of ICL; and
(vi)   in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as promptly as practicable after the determination of the date on which the Closing is expected to take place in accordance with Section 2.3, in coordination with each other, deliver to the Companies Registrar the notice of the contemplated Merger and the proposed date of the Closing and the subsequent notice of the occurrence of the Closing, including final affidavits signed by an authorized officer of Company and Merger Sub, as applicable, stating that no shareholder or creditor of the Company or Merger Sub, as applicable, nor any antitrust authority has objected to the Merger. For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date.
(b)   Solely for purposes of Section 6.4(a), “business day” shall have the meaning set forth in the Merger Regulations, 2000 promulgated under the ICL.
(c)   Promptly following the date hereof, the sole shareholder of Merger Sub shall approve the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval in accordance with Section 6.4(a)(v).

6.5   Form S-4 and Proxy Statement.
(a)   As soon as reasonably practicable following the date of this Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) a proxy statement to be made available to the Company Shareholders relating to the Company Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and, as soon as practicable after the Form S-4 is declared effective under the Securities Act, cause it to be furnished to the SEC on Form 6-K and to be sent or otherwise made available to the Company Shareholders relating to the Company Shareholders’ Meeting in compliance with Applicable Law, including the ICL, the Exchange Act and the Securities Law; and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and cause to be filed with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to complete the Merger and ensure that it complies in all material respects with Applicable Law, including the provisions of the Exchange Act and the Securities Act. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates and the holders of its capital stock to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement, and the Form S-4 and Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Form S-4 or the Proxy Statement, as applicable. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or furnishing of the Proxy Statement (or any amendment or supplement thereto) to the SEC and making it available to the Company Shareholders or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (B) consider in good faith all comments reasonably proposed by the other. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Stock Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, the ICL, the Securities Law, the TASE, the Nasdaq or any other applicable non-U.S. or state securities or “blue sky” Laws in connection with the Merger and the issuance of the Stock Merger Consideration.
(b)   The Company, on the one hand, and Parent, on the other hand, covenant that none of the information supplied or to be supplied by Parent or the Company, as applicable, for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; or (ii) the Proxy Statement will, at the date it is first filed with the SEC or mailed or otherwise made available to the Company Shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, it being understood that no covenant is made by Parent or Merger Sub with respect to statements or omissions made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with Applicable Laws, including the requirements of the Exchange Act and the rules and regulations thereunder and the ICL, it being understood that no covenant is made by the Company with respect to statements or omissions made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.
(c)   If, at any time prior to the receipt of the Requisite Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, as applicable, should be set forth in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement or the Form S-4 and, to the extent required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company Shareholders. Nothing in this Section 6.5(c) shall limit the obligations of any Party under Section 6.5(a). For purposes of this Section 6.5(c) and Section 6.5(b), any information concerning or related to the Company, its Affiliates or the Company Shareholders’ Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.
6.6   TASE Listing and Israeli Securities Authority Matters.
(a)   Parent undertakes to use reasonable best efforts to (i) cause the Parent Common Stock to be listed on the TASE immediately prior to, on or promptly following the Closing Date pursuant to Section E’3 of the Securities Law and consistent with customary practices (the “Dual Listing”), and (ii) in connection therewith, obtain the approval of the TASE to list the shares of Parent Common Stock to be issued in the Merger on the TASE.
(b)   As promptly as practicable after the date hereof, Parent shall cause its Israeli counsel to prepare and file with the ISA an application for an exemption from the ISA (to be based on the Form S-4 and the contemplated Dual Listing) from the requirement to publish an Israeli prospectus under the Securities Law (any such exemption, the “Israeli Offering Exemption”) with respect to the offering of the Stock Merger Consideration.
(c)   As promptly as practicable after the date hereof, Parent shall cause its Israeli counsel to prepare and file with the ISA an application for an exemption from the requirements of the Securities Law concerning the publication of an Israeli prospectus in respect of the assumption by Parent of the Converted Options to be issued to the applicable holders of Company Options in accordance with the provisions hereof, pursuant to Section 15D of the Israeli Securities Law (the “Israeli Options Exemption”, and together with the Israeli Offering Exemption, the “ISA Exemptions”).
(d)   The Company shall cooperate and use reasonable best efforts to cause its Representatives to cooperate with Parent and its Representatives in connection with the preparation and filing of such applications in respect of the Dual Listing and the ISA Exemptions and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Dual Listing and ISA Exemptions.
(e)   Parent shall advise the Company promptly after receipt of the approval for Dual Listing and the ISA Exemptions.
6.7   Reasonable Best Efforts to Complete.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Merger), including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII to be satisfied or fulfilled as promptly as reasonably practicable; (ii) obtain all necessary consents, waivers and approvals under any Contracts to which the Company, Parent or any of their Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger); (iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, as may be required under any applicable Antitrust Laws or otherwise, including the expiration or termination of any applicable waiting periods and making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); (iv) provide any required notices and execute any required documents to ensure that any Permits, including Environmental Permits, required for the operation of the Company and Business Facilities after the Closing have been obtained and are in full force and effect; (v) take such steps as may be necessary to avoid a Legal Proceeding by, any Governmental Entity or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (vi) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; and (vii) obtain the consents set forth on Section 6.7(a) of the Company Disclosure Letter (collectively, the “Approvals”) as promptly as practicable following the date of this Agreement.
(b)   Without limiting the generality of Section 6.7(a), as soon as may be reasonably practicable following the execution and delivery of this Agreement (but in no event later than as required by Applicable Law), (x) each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Merger) as required by the HSR Act, as well as the applicable pre-merger notification filings, forms and submissions with each of the non-U.S. Governmental Entities set forth on Section 6.7(b) of the Company Disclosure Letter, (y) the Company shall submit to the OCS the OCS Notice and Parent shall submit to the OCS the Parent OCS Undertaking, and (z) the Company shall deliver any notices and make any filings that may be required in order to obtain each of the Approvals. Each of Parent and the Company shall promptly (i) reasonably cooperate and coordinate (to the extent not prohibited by Applicable Law or by the applicable Governmental Entity) with the other in the making of such filings or the delivery of such notices, as the case may be; (ii) supply the other with any information that may be reasonably required in order to effectuate such filings and delivery of such notices; and (iii) Parent shall pay all fees and expenses (other than attorneys’ fees) incurred in connection with filings made in connection with this Section 6.7(b). Each Party shall, to the extent not prohibited by Applicable Law or by the applicable Governmental Entity, (A) promptly inform the other Party or Parties, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement (including the Merger), (B) to the extent practicable, give the other Party reasonable advance notice of all substantive oral communications with any Governmental Entity regarding the Merger or any other transaction contemplated by this Agreement, (C) with respect to any substantive oral communication, give the other Party a reasonable opportunity to participate in such discussions, and, to the extent a Party does not participate in such discussions, the Party having such discussions shall promptly provide the non-participating Party with a summary of such discussions and (D) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Entity or in connection with any Legal Proceeding initiated by a Governmental Entity, including informing the other Party as soon as practicable of any such investigation, inquiry or Legal Proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Entity. Each Party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege, or (E) comply with Applicable Law.
(c)   Without limiting the generality of the foregoing, Parent shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to take any and all actions necessary to obtain each Consent required under or in connection with any applicable Antitrust Law, and to enable all waiting periods under any applicable Antitrust Law to expire or terminate, and to avoid or eliminate any impediment under any applicable Antitrust Law that may be asserted by any Governmental Entity so as to enable the consummation of the Merger as promptly as practicable, and in any event prior to the Termination Date.
(d)   Each of the Parties agrees that, between the date of this Agreement and the earlier of the date on which all required approvals under applicable Antitrust Laws have been obtained or the expiration or termination of any applicable waiting periods under applicable Antitrust Laws has occurred and the termination of this Agreement in accordance with Article VIII, it shall not, and shall ensure that none of its Subsidiaries shall, enter into any definitive agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially impede, materially delay or prevent or adversely affect the ability of the Parties to obtain any Consent of any Governmental Entity required under applicable Antitrust Laws or the expiration or termination of any applicable waiting period under applicable Antitrust Laws, in each case, necessary to consummate the transactions contemplated by this Agreement.
6.8   Access.   At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause its Subsidiaries and its and their Representatives to, provide Parent and its Representatives, reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company and its Subsidiaries, upon reasonable notice, to the Company’s business, properties, books and records, Contracts, and personnel, and any other information regarding the assets, properties or business of the Company and its Subsidiaries, in each case, as may be reasonably requested by Parent from time to time (including financial and operating data, customer billing and other data files for the purpose of system integration and testing as well as compensation and payroll data files for the purpose of payroll system integration and testing with respect to employees of the Company and its Subsidiaries). The terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.8. Notwithstanding the foregoing, the Company shall not be required by this Section 6.8 to provide to Parent or its Representatives with access to or to disclose (i) information that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement (provided, however, that the Company shall use its reasonable best efforts to make appropriate redactions to any information subject to such a confidentiality agreement to disclose the maximum extent of such information that does not result in a violation of such obligation of confidentiality), (ii) information the disclosure of which would violate any Applicable Law (provided, however, that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Applicable Law) or (iii) information that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that in such event, the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege).
6.9   Notification.
(a)   At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of  (i) the termination of this Agreement pursuant to Article VIII and (ii) the Effective Time, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware of the occurrence or non-occurrence of any event that has resulted or would reasonably be expected to result in any condition set forth in Section 7.2 (in the case of the Company) and Section 7.3 (in the case of Parent) not being satisfied. No such notification shall affect or be deemed to modify any representation or warranty of the Company or of Parent or Merger Sub set forth herein or the conditions to the obligations of the Company or of Parent and Merger Sub to consummate the transactions contemplated hereby (including the Merger), or the remedies available to the Parties hereunder. The terms and conditions of the Confidentiality Agreement shall apply to any information provided by one Party to the other Parties pursuant to this Section 6.9(a).
(b)   At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of  (i) the termination of this Agreement pursuant to Article VIII and (ii) the Effective Time, each of the Company and Parent shall give prompt notice to the other of (A) any written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, (B) any written notice or other communication from any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement, and (C) any Legal Proceeding commenced against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that if pending on the date of this Agreement would be or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of any Party set forth in this Agreement or the conditions to the obligations of the Parties to consummate the transactions contemplated by this Agreement or the remedies available to the Parties or update any Section of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable; provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 6.9(b).
6.10   Certain Litigation.   Each of the Company and Parent shall give the other notice, as soon as reasonably practicable under the circumstances, of any Legal Proceeding commenced after the date of this Agreement against such Party or any of its directors by any shareholder of such Party (on their own behalf or on behalf of such Party) relating to this Agreement or the transactions contemplated hereby (including the Merger), and shall keep the other Party reasonably informed regarding any such Legal Proceeding. Each Party shall give the other Party the reasonable opportunity to consult with respect to the defense or settlement of any such litigation and shall consider the other Party’s views with respect to such litigation. The Company shall not settle any such litigation without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.
6.11   Financing.
(a)   Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter (or the proceeds of permanent Financing in lieu thereof) (taking into account any “flex provisions” set forth in the related fee letters) on or prior to the date upon which the Merger is required to be consummated pursuant to the terms of this Agreement, including by: (i) maintaining in effect the Commitment Letter (provided, that the Commitment Letter may be amended, supplemented, modified and replaced as permitted by this Section 6.11 (a)), (ii) negotiating and entering into Definitive Financing Agreements with respect to the Financing consistent with the terms and conditions contained in the Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) and (iii) satisfying (or, if deemed advisable by Parent, obtaining the waiver of) on a timely basis all conditions (other than those conditions that by their nature are to be satisfied at the Closing) in the Commitment Letter and the Definitive Financing Agreements and complying with its obligations thereunder. In the event that all conditions contained in the Commitment Letter (other than the consummation of the Merger and those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, Parent shall use reasonable best efforts to enforce its rights under the Commitment Letter, including to cause the Financing Sources to fund on the Closing Date the Debt Financing; provided, that in no event shall Parent be obligated to bring any Legal Proceedings against any Financing Sources.
Parent shall not without the prior written consent of the Company permit any amendment or modification to, replacement of, or any waiver of any material provision or remedy under, the Commitment Letter if such amendment, modification, replacement, waiver or remedy would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that no consent from the Company shall be required for (i) any amendment, replacement, supplement or modification of the Commitment Letter that adds lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date hereof, (ii) implementation or exercise of any “flex” provisions provided in any related fee letter as in effect as of the date hereof or (iii) any amendment to, or replacement of or supplement or modification to, the Commitment Letter or Definitive Financing Agreement so long as such action would not be prohibited by the foregoing clause. Parent shall promptly notify the Company of any such amendment, modification, waiver or replacement and deliver the Company a copy thereof.

(b)   Without limiting the generality of Section 6.11(a), if Parent believes it will incur any Financing in connection with the Closing, on not less than five Business Days’ prior written notice of the initial request therefor, the Company agrees to cooperate with Parent, as reasonably requested by Parent, to obtain such Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries) including by using (and by causing its Subsidiaries and its Representatives to use) reasonable best efforts to:
(i)   cause the management of the Company, in each case, with appropriate seniority and expertise, to participate, at reasonable times and upon reasonable advance notice, in a reasonable number of meetings, presentations, roadshows, drafting sessions, sessions with rating agencies, conference calls with prospective lenders of and investors in the Financing, and due diligence sessions;
(ii)   subject to the confidentiality undertakings set forth in the Confidentiality Agreement, provide reasonable and customary assistance with the preparation of materials relating to the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement for rating agency presentations, marketing materials, offering documents and other documents necessary for any Financing, and provide reasonable cooperation with the due diligence efforts of the Financing Sources with respect to the Company and its Subsidiaries during normal business hours upon reasonable advance notice;
(iii)   furnish to Parent (A) the Financing Deliverables and (B) the Financing Information (including any updates to the Financing Information so that marketing materials used in any Financing do not contain any untrue statement of a material fact or omit to state a fact necessary to make the statements contained therein not misleading as a result of a misstatement or omission with respect to the Financing Information, other than, in each case, with respect to information supplied by or on behalf of Parent or Merger Sub);
(iv)   cause its independent auditors to provide reasonable and customary cooperation in connection with the Financing, including by providing the Specified Auditor Assistance and signing customary management representation letters to such auditors so that such Specified Auditor Assistance can be provided;
(v)   assist Parent with Parent’s preparation of pro forma financial statements and projections by providing the Financing Information to be used in preparing such pro formas that are requested in connection with any Financing or that would customarily be included in the marketing materials with respect to the Financing; and
(vi)   furnish to Parent other documents of the Company and its Subsidiaries reasonably requested by Parent in connection with any Financing that includes an offering of securities in order to allow such Financing Sources to establish a “due-diligence” defense; and
(vii)   satisfy the conditions precedent set forth in the Debt Letters or any Definitive Financing Agreement to the extent the satisfaction of such conditions requires the cooperation of or is within the control of the Company and its Subsidiaries.
(c)   The Company hereby consents to the use of its and each of its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to, and is not reasonably expected to, harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries and their respective marks, products, services, offerings or Intellectual Property Rights. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorney’s fees) incurred by the Company and any of its Subsidiaries and their respective Representatives in connection with providing the assistance contemplated by this Section 6.11. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs, expenses (including reasonable attorney’s fees), awards, judgments, penalties and other Liabilities actually suffered or incurred by any of them in connection with the Financing and any information used in connection therewith (other than any information provided in writing by the Company or any of its Subsidiaries expressly for use in connection therewith) or in connection with providing the assistance contemplated by this Section 6.11, except to the extent arising from bad faith, willful misconduct or fraud of the Company, its Subsidiaries or their respective Representatives.
(d)   Notwithstanding anything to the contrary contained in this Section 6.11, (i) none of the Company or any of its Subsidiaries or their respective Representatives shall be required to take or permit the taking of any action or provide any assistance that would (A) unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, (B) cause any representation or warranty or covenant of the Company in this Agreement to be breached by the Company or any of its Subsidiaries, (C) require the Company or any of its Subsidiaries or their respective Affiliates to pay (or agree to pay) any fees, or reimburse any expenses prior to the Closing for which it is not promptly reimbursed, or otherwise incur any other obligations (other than any obligations under customary authorization letters, management representation letters or other documents delivered to the Company’s independent registered accounting firm in connection with the Specified Auditor Assistance) or give any indemnities prior to the Closing that are not contingent on the Closing, (D) cause any director, officer, employee or shareholder of the Company or any of its Subsidiaries to incur any personal Liability, (E) conflict with the Charter Documents of the Company or any of its Subsidiaries or any Applicable Laws, (F) result in the breach of, or default under, any Material Contract or (G) require the Company or any of its Subsidiaries to prepare separate financial statements for the Company or any of its Subsidiaries or change any fiscal period or prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice; and (ii) none of the Company or any of its Subsidiaries or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Financing; provided, however that this clause (ii) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Closing Date (after giving effect to the Closing) by any Person that will remain or will become an officer or director of the Surviving Company as of the Effective Time. Nothing in this Section 6.11 shall require the Company or any of its Subsidiaries or their respective Representatives to disclose any information to Parent, Parent’s Representatives or the Financing Sources if such disclosure would (x) violate any Applicable Law or Contract or (y) jeopardize the attorney-client privilege, work product doctrine or other legal privilege held by the Company or any of its Subsidiaries. If the Company or any of its Subsidiaries does not provide or cause its Representatives to provide such access or such information in reliance on the immediately preceding sentence, then the Company shall (1) provide a written notice to Parent stating that it is withholding such access or such information and (2) reasonably cooperate to provide the applicable access or information in a way that would not violate such Applicable Law or Contract or jeopardize such privilege.
(e)   Parent acknowledges and agrees that, other than reasonable out-of-pocket costs and expenses subject to reimbursement pursuant to Section 6.11(c), none of the Company or any of its Subsidiaries or any of their respective Representatives shall have any responsibility for, or incur any Liability to, any Person under any Financing that Parent may obtain in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.11.
(f)   Notwithstanding any other provision set forth herein or anything to the contrary contained in the Confidentiality Agreement, Parent or any of its Affiliates may disclose Confidential Information (as defined in the Confidentiality Agreement) of the Company and its Subsidiaries to the Financing Sources (other than any sensitive information that the Company specifically designates in writing may not be disclosed), so long as the Financing Sources are subject to confidentiality undertakings under a binding written confidentiality commitment to Parent that are at least as restrictive as those applicable to Parent with respect to the Company (except that such confidentiality agreement need not contain any explicit or implicit standstill provision).
(g)   Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that the provisions contained in this Section 6.11 represent the sole obligations of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or any of its Subsidiaries with respect to the transactions contemplated by this Agreement and no other provision of this Agreement shall be deemed to expand such obligations. Notwithstanding anything to the contrary contained herein, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Subsidiaries be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.
(h)   Certain Definitions.
“Definitive Financing Agreement” means any definitive agreement (or definitive agreements) with respect to the Financing on the terms and conditions contained in the Debt Letters.
“Financing Deliverables” means the documentation and other information reasonably requested by the Financing Sources with respect to applicable “know-your-customer” rules and regulations, including the USA Patriot Act of 2001.
“Financing Information” means (i) audited consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company and its Subsidiaries for the three most recently completed fiscal years ended at least 60 days prior to the Closing Date; (ii) unaudited interim consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company and its Subsidiaries for the fiscal quarter ended at least 60 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year); and (iii) all other information regarding the Company and its Subsidiaries required by Regulation S-X and Regulation S-K under the Securities Act for an offering of securities of Parent on a registration statement filed with the SEC, in each case, of the type that would permit the Company’s independent auditors to deliver customary “comfort” (including customary “negative assurance” comfort) in connection with such offering which such auditors are prepared to provide upon completion of customary procedures.
“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange the Financing, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, partners, trustees, stockholders, controlling persons, agents and representatives and their respective successors and assigns.
“Specified Auditor Assistance” means (i) providing customary “comfort letters” (including customary “negative assurances”), and (ii) providing customary consents or authorization letters to the inclusion of the Company’s auditor reports to the extent required for any marketing materials relating to the Financing, in each case on customary terms and consistent with past practice in connection with Financing.
6.12   Confidentiality.   Parent, Merger Sub and the Company acknowledge that Parent and the Company have previously executed a Mutual Nondisclosure Agreement, dated September 3, 2019 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.
6.13   Public Disclosure.   Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement. Thereafter, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by Applicable Law or any listing agreement with a national securities exchange, in which event such Party shall use reasonable best efforts to consult with and to provide a reasonable opportunity to the other Party to review and comment upon such press release or other announcement in advance. Notwithstanding the foregoing provisions of this Section 6.13, (i) Parent and the Company may make press releases or public announcements concerning this Agreement or the transactions contemplated hereby that consist solely of information previously disclosed in all material respects in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 6.13, (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by the Company and Parent and do not reveal material, non-public information regarding the other Parties, this Agreement, the Merger or the other transactions contemplated by this Agreement, and (iii) this Section 6.13 shall not apply to any press release or other public announcement or disclosure by the Company in connection with a Company Board Recommendation Change (for the avoidance of doubt, the foregoing subclause (iii) shall in no way derogate from the obligations of the Company and the Company Board contained in Sections 6.1 and 6.2).
6.14   Company Options.
(a)   Company Options.
(i)   At the Effective Time, each Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated hereby) (each, a “Cancelled Option”) shall, by virtue of the Merger, be cancelled and terminated and converted into the right to receive the Merger Consideration in respect of each Net Share covered by such Cancelled Option; except that, in lieu of the Merger Consideration, any fractional Net Share (after aggregating all shares represented by all Cancelled Options held by such individual) shall be settled in cash based on the Cash Equivalent Consideration (such consideration being hereinafter referred to as the “Option Consideration”). The holder of each Cancelled Option shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no even later than the Company’s first full payroll after the Effective Time) from the Surviving Company, the Option Consideration. If the exercise price per share of any such Cancelled Option is equal to or greater than the Merger Consideration, such Company Option shall, by direction of Parent (which is hereby given pursuant to this Agreement), be cancelled without any payment being made in respect thereof. The payment of Option Consideration to the holder of a Cancelled Option shall be reduced by any applicable tax withholding required under the Ordinance, the Code, any Applicable Law, a Valid Certificate and otherwise as set forth in Section 2.13 and Section 6.18. The applicable taxes required to be withheld from the Option Consideration shall reduce first the Cash Merger Consideration portion of the Option Consideration with any remaining amount reducing the Stock Merger Consideration portion of the Option Consideration, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Trading Price. The holder of each Cancelled Option that is a Company 102 Option or that is otherwise held by the 102 Trustee shall receive the Option Consideration through the 102 Trustee in accordance with Section 2.8.
(ii)   At the Effective Time, each Company Option (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) (each, a “Converted Option”) shall be converted into Parent Restricted Stock Units (each, a “Replacement RSU”). The holder of each Converted Option shall receive an award of Replacement RSUs equal in value on the grant date (based on the Parent Average Trading Price at Closing) to the product of  (A) the excess, if any, of the Cash Equivalent Consideration over the per share exercise price of such Converted Option, multiplied by (B) the number of Company Shares subject to such Converted Option. Each such Replacement RSU shall be subject to vesting in accordance with the same vesting schedule as was applicable to the Converted Option. Each of the Parent and the Company shall take such acts and adopt such corporate resolutions as may be required to effect the conversion set forth in this Section 6.14(a)(ii).
(b)   Termination of Non-U.S. Company Options.   Notwithstanding the provisions above, Parent may, prior to the Effective Time, determine reasonably and in good faith, subject to the consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, that any Company Option that is subject to the Applicable Laws of a non-U.S. or non-Israeli jurisdiction may be treated in a manner other than prescribed by Section 6.14(a), to the extent that (i) Parent and the Company reasonably and in good faith determine that (A) the manner in which such Company Option would otherwise be treated pursuant to Section 6.14(a) would result in a violation of Applicable Laws or a materially adverse tax consequence to the individual holding such Company Option in the applicable non-U.S. or non-Israeli jurisdiction and (B) such different treatment is necessary to comply with such Applicable Laws; and (ii) such different treatment is, to the maximum extent practicable, consistent with Section 6.14(a). Parent and the Company shall agree at least ten (10) days prior to the Effective Time to the treatment of any Company Options that will be treated in a manner other than prescribed by Section 6.14(a).
(c)   Treatment of Company Plan.   At Parent’s request, as soon as practicable following the date of this Agreement, the Company shall adopt any resolutions and take any actions that are necessary to provide that the Company Plan shall be terminated as of the Effective Time.
(d)   Necessary Actions; Form S-8.   The Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 6.14 under all Company Plans, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof. Promptly after the Effective Time (but in no event later than 10 Business Days following the Effective Time), Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Parent Common Stock issuable with respect to, or underlying, the Converted Options under this Section 6.14 that are not already subject to a registration statement or Form S-8 (or other appropriate form).
6.15   Employee Matters.
(a)   Following the Effective Time and ending on the first anniversary of the Effective Time (or, if earlier, the termination date of the relevant Continuing Employee), Parent shall provide, or shall cause the Surviving Company to provide (i) (A) to each Continuing Employee in the United States, an annual salary or wage substantially comparable in the aggregate to the annual salary or wage provided by Parent or its Affiliates to its similarly situated employees in the same or comparable geographical locations, and (B) to all other Continuing Employees, an annual salary or wage at least equal to the annual salary or wage of such other Continuing Employee immediately prior to the Effective Time, (ii) (A) to each Continuing Employee in the United States, cash incentive compensation opportunities substantially comparable in the aggregate to the cash incentive compensation opportunities provided by Parent or its Affiliates to its similarly situated employees in the same or comparable geographical locations, and (B) to all other Continuing Employees, cash incentive compensation opportunities at least equal to the cash incentive compensation opportunities of such other Continuing Employee immediately prior to the Effective Time, and (iii) (A) to each Continuing Employee in the United States, employee benefits (excluding equity or equity-based compensation or incentive opportunities) that are substantially comparable in the aggregate to the employee benefits provided by Parent or its Affiliates to its similarly situated employees in the same or comparable geographical locations, and (B) to all other Continuing Employees, employee benefits (excluding equity or equity-based compensation or incentive opportunities) that are substantially comparable in the aggregate to the employee benefits of such other Continuing Employees immediately prior to the Effective Time.
(b)   With respect to all benefit plans maintained by Parent, the Surviving Company or their respective Subsidiaries (including any vacation, paid time-off and severance plans) in which a Continuing Employee is eligible to participate, for purposes of eligibility, participation, vesting, and level of benefits for severance, accrual of paid time off, and statutory notice and severance benefits, Parent shall use reasonable best efforts to cause each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) to be treated as service with Parent, the Surviving Company or any of their respective Subsidiaries; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) with respect to benefit accrual under any defined benefit pension plan, or (iii) with respect to any newly established plan for which prior service is not taken into account for any employees of Parent or any of its Affiliates.
(c)   Parent shall use reasonable best efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Company or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time. Parent shall use reasonable best efforts to cause to be recognized, and provide with credit for, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.
(d)   For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Employee Plan, for purposes of any Employee Plan containing a definition of  “change in control” or “change of control,” the Closing shall be deemed to constitute a “change in control” or “change of control” (except as would result in the imposition of  “additional taxes” under Section 409A).
(e)   Upon Parent’s written request, prior to Closing, the Company shall terminate any and all Employee Plans intended to qualify under Section 401(k) of the Code, or any successor statute (the “Company 401(k) Plan”), effective not later than the day immediately preceding the Closing Date. Upon the termination of such plans, the Company shall provide Parent with evidence that such 401(k) plans have been terminated pursuant to resolutions of the Company’s board of directors not later than the day immediately preceding the Closing Date. The Company shall use reasonable best efforts to take such actions as are necessary to prevent a default by any Continuing Employees with an outstanding loan under the Company 401(k) Plan unless and until such Continuing Employee fails to make a timely payment on such loan.
(f)   If the Closing occurs prior to the payment of annual bonuses for 2019, solely to the extent such bonuses are set forth on Section 5.2(g) of the Company Disclosure Letter, Parent shall cause the Company to pay to each employee an amount equal to such employee’s annual bonus for such year based on the actual level of achievement of the applicable performance goals in accordance with the terms and conditions of the applicable bonus plan at the time that annual bonuses are payable in the ordinary course of business.
(g)   Nothing contained in this Agreement, including this Section 6.15, shall be construed as requiring Parent, the Company or any of their Affiliates to continue the employment of any specific person, or to limit the ability of Parent, the Company, or any of their respective Affiliates from terminating the employment of any employee (including any Continuing Employee). No provision of this Agreement shall be construed to create any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee of Parent, the Company or their respective Affiliates. Section 6.14 and Section 6.15 are intended to be for the sole benefit of the Parties to this Agreement, and nothing in Section 6.14 and Section 6.15 or elsewhere in this Agreement shall be deemed to confer upon any other Person any rights or remedies hereunder or make any employee or other service provider of the Parties or their respective Subsidiaries or any other Person a third party beneficiary of this Agreement. No provision of this Agreement shall be construed to establish, amend or modify any Employee Plan, Governmental Plan, or other benefit or compensation plan, program, agreement, policy, contract or arrangement. Further, nothing herein shall limit the ability of Parent, the Company, or any of their respective Affiliates to amend, modify or terminate any Employee Plan, Governmental Plan, or other benefit or compensation plan, program, agreement, policy, contract or arrangement at any time assumed, established, sponsored or maintained by any of them.
6.16   Directors’ and Officers’ Indemnification and Insurance.
(a)   For a period beginning at the Effective Time and ending no earlier than seven years after the Effective Time, the Surviving Company and Parent shall indemnify and hold harmless all past and present directors and officers of the Company and its Subsidiaries (collectively, the “Covered Persons”) to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to Applicable Law, the Charter Documents of the Company or its Subsidiaries, and the indemnification agreements, if any, in existence on the date of this Agreement and set forth in Section 3.10(a)(xiv) of the Company Disclosure Letter, and, solely in the case of the Surviving Company (and not Parent), any other indemnification agreements, if any, in existence on the date of this Agreement (collectively, and including the indemnification agreements set forth in Section 3.10(a)(xiv)

of the Company Disclosure Letter, the “Existing Indemnification Agreements”) arising out of acts or omissions in their capacity as directors or officers of the Company or any of its Subsidiaries occurring at or prior to the Effective Time (including in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby). The Surviving Company and Parent shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Legal Proceeding with respect to the matters subject to indemnification pursuant to this Section 6.16 in accordance with the procedures (if any) set forth in the Charter Documents of the Company or any of its Subsidiaries, any Existing Indemnification Agreements and any other requirements under Applicable Law; provided, that Parent shall only be required to advance any such expenses to the extent that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final, non-appealable judgment by a court of competent jurisdiction that such Person is not entitled to indemnification (for the avoidance of doubt, the foregoing proviso shall not apply with respect to the Surviving Company’s obligation to advance expenses pursuant to this Section 6.16(a)). Notwithstanding anything herein to the contrary, if any Legal Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the seventh anniversary of the Effective Time, the provisions of this Section 6.16(a) shall continue in effect until the final disposition or final resolution of such Legal Proceeding. Notwithstanding anything contained in this Section 6.16(a) or otherwise, Parent and the Surviving Company (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) shall not have any obligation hereunder to any Covered Person if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such indemnification is prohibited by Applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant hereto.
(b)   For a period of seven (7) years from the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect in its Charter Documents provisions relating to exculpation, indemnification and advancement of expenses in favor of Covered Persons that are no less favorable than the provisions of the Charter Documents of the Company and any Subsidiary in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time.
(c)   Prior to the Effective Time, the Company shall, or, if the Company is unable to, Parent shall cause the Surviving Company as of or after the Effective Time to, purchase a seven (7)-year prepaid “tail” policy that provides coverage with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement) (the “D&O Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance; provided, that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of the amount set forth in Section 6.16(c) of the Company Disclosure Letter. If prepaid policies have been obtained prior to the Effective Time providing the level of insurance coverage as described in the preceding sentence, the Surviving Company shall, and Parent shall cause the Surviving Company to maintain such policy in full force and effect, and cause all obligations thereunder to be honored, in each case, to the extent required by this Agreement.
(d)   In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving company or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.16.
(e)   The obligations under this Section 6.16 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including successors and assigns) shall be Third Party beneficiaries of, and may enforce, this Section 6.16.

6.17   Obligations of Parent and Merger Sub.   Parent shall take all action necessary to (i) cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, and (ii) ensure that Merger Sub prior to the Effective Time shall not conduct any business, incur or guarantee any Indebtedness or any other liabilities or make any investments, other than those activities incidental to its obligations under this Agreement or the transactions contemplated hereby.
6.18   Tax Rulings.
(a)   As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling confirming that (i) the cancellation and exchange of the Company 102 Options in accordance with Section 6.14 and conversion of the Company 102 Shares in accordance Section 2.7(a) and Section 2.8 shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective consideration to be received in respect of such Company 102 Options and Company 102 Shares in accordance with this Agreement is deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) and (ii) all Replacement RSUs replacing Converted Options that were Company 102 Options prior to the Effective Time shall continue, after the Effective Time, to benefit from the provisions of Section 102 of the Ordinance and to qualify thereunder as grants made through a trustee pursuant to the capital gains tax route (the “Option Tax Ruling”). The Company shall include in the request for the Option Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Fund Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Options or Company 102 Shares. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf  (including the Exchange Fund Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company 102 Options or Company 102 Shares to the Exchange Fund Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.
(b)   As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists; or (B) instructing Parent, the Exchange Fund Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than holders of Company Shares subject to Section 102 of the Ordinance) (A) exempting Parent, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists; or (B) instructing Parent, the Exchange Fund Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c)   104H Tax Ruling.   As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (or an interim ruling) permitting holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (the “Electing Holder”), to defer any applicable Israeli tax with respect to the Stock Merger Consideration that such Electing Holder will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such stock portion of the consideration by such Electing Holder or such other date set forth in Section 104H of the Israeli Tax Ordinance (the “104H Tax Ruling”).
(d)   Without limiting the generality of Section 6.6(a), each of the Company and Parent shall (i) cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling), the Withholding Tax Ruling and the 104H Tax Ruling and in obtaining such rulings, and (ii) the Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Option Tax Ruling (including the Interim Option Tax Ruling), the Withholding Tax Ruling and the 104H Tax Ruling without prior approval by Parent or its Israeli tax advisors (which approval shall not be unreasonably withheld, conditioned or delayed), and will, to the extent possible, enable Parent’s Israeli tax advisors to participate in all meetings and pre-scheduled discussions with the ITA relating thereto or, if not possible, shall update Parent’s Israeli tax advisors within two (2) Business Days regarding any meetings and discussions with the ITA relating thereto. The final text of the Interim Option Tax Ruling, the Option Tax Ruling, the Withholding Tax Ruling and the 104H Tax Ruling shall be subject to the approval of Parent or its counsel, which approval shall not be unreasonably withheld, conditioned or delayed.
6.19   Nasdaq Listing.   Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.
6.20   Stock Exchange Delisting(a).   Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to facilitate, in accordance with Applicable Laws and rules and policies of the Nasdaq and the TASE, the delisting by the Surviving Company of the Company Shares from the Nasdaq and the TASE, and the deregistration of the Company Shares under the Exchange Act and Securities Law, in each case, as of the Effective Time or as promptly as practicable thereafter.
6.21   Section 336 and 338 Elections.   Notwithstanding anything to the contrary in this Agreement, Parent shall be permitted, in its sole discretion, following the Closing Date and to the extent permitted by Applicable Law, to make any election under Section 336 of the Code and Section 338 of the Code.
6.22   Payoff Letter.   No later than three (3) Business Days prior to the Closing Date (or such later date as Parent may agree in writing, but in any event, on or prior to the Closing Date), the Company shall deliver to Parent a pay-off letter from the applicable administrative agent under each Credit Facility, in form and substance reasonably satisfactory to Parent, addressed to the Company and signed by the applicable administrative agent, (i) setting forth the amounts required to pay off in full at the Closing all obligations owing under such Credit Facility (including the outstanding principal, accrued and unpaid interest and any applicable penalties), (ii) stating that, upon payment of such amounts, the commitments of the lenders to make loans or other extensions of credit under such Credit Facility shall be terminated and the Surviving Company shall be released from all of its obligations under such Credit Facility (other than contingent indemnification obligations, to the extent no claim giving rise thereto has been asserted) and all related documents, agreements and instruments and all Liens under such Credit Facility and each other document and agreement related thereto shall automatically be terminated, discharged, satisfied or released, as applicable, and which pay-off letter shall specifically authorize the Company or its designees to file all termination statements and release and discharge documents deemed necessary by Parent to release of record any Liens existing pursuant to such Credit Facility and each agreement, document and instrument related thereto.

ARTICLE VII
CONDITIONS TO THE MERGER
7.1   Conditions to the Obligations of Each Party to Effect the Merger.   The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under Applicable Law) by mutual written agreement of Parent and the Company prior to the Closing of each of the following conditions:
(a)   Requisite Shareholder Approval.   The Requisite Shareholder Approval shall have been obtained.
(b)   Antitrust and Other Governmental Approvals.   All (i) applicable waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement (including the Merger) under the HSR Act shall have expired or been terminated, (ii) solely to the extent required by Applicable Law, all Governmental Entities that administer the Export, Import and Sanctions Laws or DCSA Requirements shall have provided their assent or indicated their non-objection to the Merger, and (iii) any affirmative exemption or approval of a Governmental Entity required under any Antitrust Law set forth on Section 6.7(b) of the Company Disclosure Letter as of the date hereof shall have been obtained and any mandatory waiting periods related thereto (including any extension thereof) shall have expired (collectively, the “Regulatory Approvals”).
(c)   No Legal Prohibition.   No Governmental Entity of competent jurisdiction shall have (i) enacted, promulgated or issued after the date of this Agreement any Applicable Law that is then in effect and has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger; or (ii) issued or granted after the date of this Agreement any Order (whether temporary, preliminary or permanent) that is then in effect which has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger.
(d)   Listing.   The shares of Parent Common Stock issuable as Stock Merger Consideration pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.
(e)   Israeli Statutory Waiting Periods.   Fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the Company Shareholders at the Company Shareholders’ Meeting.
(f)   Form S-4.   The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.
(g)   ISA Exemptions.   Parent shall have obtained the ISA Exemptions.
7.2   Additional Conditions to the Obligations of Parent and Merger Sub to Effect the Merger.   The obligations of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Closing of each of the following conditions, any of which may be waived (in writing) exclusively by Parent and Merger Sub:
(a)   Representations and Warranties.   (i) The representations and warranties of the Company contained in Section 3.1 (Organization and Standing) (solely to the extent relating to the Company), Section 3.4(c) (Capitalization), Section 3.27 (Brokers; Fees and Expenses), Section 3.28 (Opinion of Financial Advisor) and Section 3.29 (Takeover Statutes; No Rights Plan) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), (ii) the representations and warranties of the Company contained in Sections 3.4(a) and (d) (Capitalization) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), (iii) the representations and warranties of the Company contained in Section 3.3 (Authorization) and Section 3.9(b) (No Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time and (iv) all other representations and warranties of the Company contained Article III of this Agreement shall be true and correct (without giving effect to any qualifications as to materiality or Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except, in the case of this clause (iv), where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect on the Company.
(b)   Covenants and Agreements.    The Company shall have complied with and performed in all material respects all obligations under this Agreement required to be complied with and performed by it at or prior to the Closing.
(c)   Material Adverse Effect.   Since the date of this Agreement, a Material Adverse Effect on the Company shall not have occurred.
(d)   Closing Certificate.   Parent shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company certifying as to the satisfaction of the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).
7.3   Additional Conditions to the Obligations of the Company to Effect the Merger.   The obligations of the Company to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Closing of each of the following conditions, any of which may be waived (in writing) exclusively by the Company:
(a)   Representations and Warranties.   (i) The representations and warranties of Parent and Merger Sub contained in Section 4.1 (Organization), Section 4.2 (Authorization) and Section 4.17 (Brokers; Fees and Expenses), shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date); and (ii) all other representations and warranties of Parent and Merger Sub contained in Article IV of this Agreement shall be true and correct (without giving effect to any qualifications as to materiality or Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Parent.
(b)   Covenants and Agreements.   Each of Parent and Merger Sub shall have complied with and performed in all material respects all obligations under this Agreement required to be complied with and performed by each of them at or prior to the Closing.
(c)    Material Adverse Effect.   Since the date of this Agreement, a Material Adverse Effect on the Parent shall not have occurred.
(d)   Closing Certificate.   The Company shall have received a certificate signed on behalf of Parent and Merger Sub by a duly authorized officer of each of Parent and Merger Sub as to the satisfaction of the matters set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c).
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
8.1   Termination.   This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Shareholder Approval (except as provided below), only as follows:
(a)   by mutual written agreement of Parent and the Company by action of their respective boards of directors;

(b)   by either Parent or the Company, if the Company Shareholders’ Meeting shall have been held and the Requisite Shareholder Approval shall not have been obtained;
(c)   by either Parent or the Company, if any Governmental Entity of competent jurisdiction shall have, after the date of this Agreement (i) enacted, promulgated or issued any Law which has the effect of permanently prohibiting, making illegal or otherwise permanently preventing the consummation of the Merger; or (ii) issued or granted any final and nonappealable Order that has the effect of permanently prohibiting, making illegal or otherwise permanently preventing the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of the enactment, promulgation or issuance of such Law or the issuance or entry of such final and nonappealable Order;
(d)   by either Parent or the Company, if the Effective Time shall not have occurred on or prior to July 29, 2020 (as it may be extended pursuant to this Section 8.1(d), the “Termination Date”), provided, however, that if, as of July 29, 2020 any of the Regulatory Approvals shall not have been obtained but all other conditions to Closing set forth in Article VII shall have been satisfied or waived or by their terms cannot be satisfied until immediately prior to the Closing (but which conditions would be satisfied if the Closing Date were July 29, 2020), the Termination Date shall be extended to October 29, 2020; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Effective Time to have occurred on or prior to the Termination Date;
(e)   by the Company, in the event of a breach of  (i) any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or (ii) any of the representations and warranties of Parent and Merger Sub set forth in this Agreement, in either case which breach would result in a condition set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied and which breach is (A) incapable of being cured by Parent or Merger Sub, as applicable, prior to the Termination Date or (B) if curable, has not been cured by Parent or Merger Sub, as applicable, by the earlier of  (1) the Termination Date; and (2) the date that is 30 days following the Company’s delivery of written notice to Parent of such breach; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if the Company is then in breach of any of its obligations under this Agreement so as to result in the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b);
(f)   by Parent:
(i)   in the event of a breach of  (A) any covenant or agreement on the part of the Company set forth in this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement, in either case which breach would result in a condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied and which breach is (x) incapable of being cured by the Company prior to the Termination Date or (y) if curable, has not been cured by the Company by the earlier of  (1) the Termination Date; and (2) the date that is 30 days following Parent’s delivery of written notice to the Company of such breach; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(f)(i) if Parent or Merger Sub is then in breach of any of its obligations under this Agreement so as to result in the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b); or
(ii)   prior to the receipt of the Requisite Shareholder Approval in the event that a Triggering Event shall have occurred; or
(g)   prior to the receipt of the Requisite Shareholder Approval, by the Company in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 6.2(a); provided that substantially concurrently with the termination of this Agreement, the Company pays Parent, or causes Parent to be paid, the Termination Fee Amount in accordance with Section 8.3(b)(ii).
8.2   Notice of Termination; Effect of Termination.   In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made, and this

Agreement shall become null and void and of no further force or effect without Liability of any Party (or any stockholder, director, officer, employee, agent or other Representative of such Party) to the other Party, as applicable; provided that (a) the terms of Section 6.12 and Section 6.13, this Section 8.2, and Section 8.3 and Article IX, shall each survive the termination of this Agreement; and (b) nothing in this Section 8.2 shall relieve any Party or Parties, as applicable, from Liability for any willful and material breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the applicable Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Entity to which they were made.
8.3   Fees and Expenses.
(a)   General.   Except as set forth in Section 6.7(b), Section 6.11(c) and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger), shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(b)   Company Payments.
(i)   In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f)(ii), then the Company shall pay or cause to be paid to Parent, as promptly as practicable (and, in any event, within two (2) Business Days after the date of such termination), the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.
(ii)   In the event that this Agreement is terminated by the Company pursuant to Section 8.1(g), then the Company shall pay or cause to be paid to Parent the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent at or prior to such termination.
(iii)   In the event that this Agreement is terminated (a) by the Company or Parent pursuant to Section 8.1(b), or (b) by Parent pursuant to Section 8.1(f)(i) as a result of the Company’s breach of, or failure to, perform any covenant or agreement contained in this Agreement, and in any such case, (1) following the execution and delivery of this Agreement and prior to the Company Shareholders’ Meeting, an Acquisition Proposal shall have been publicly announced, shall have become publicly disclosed, or shall have been otherwise publicly made known to the Company Shareholders; and (2) within 12 months following the termination of this Agreement, the Company enters into a Contract with respect to any Acquisition Proposal and such Acquisition Proposal is thereafter consummated (which need not be the same Acquisition Proposal that was publicly made, disclosed or communicated prior to the Company Shareholders’ Meeting), then the Company shall pay (or cause to be paid) the Termination Fee Amount to Parent, prior to or concurrently with the consummation of such transaction, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent; provided, that for purposes of clause (2) of this Section 8.3(b)(iii), all references to “20%” in the definition of  “Acquisition Transaction” shall be deemed to be references to “50%.
(iv)   In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d) (provided that prior to such termination the conditions set forth in Sections 7.1(b) and 7.1(c) shall have been satisfied, except if the failure of either such condition to be satisfied was the result of a breach of this Agreement by the Company), and (1) following the execution and delivery of this Agreement and prior to the Company Shareholders’ Meeting, an Acquisition Proposal shall have been publicly announced, shall have become publicly disclosed, or shall have been otherwise publicly made known to the Company Shareholders, and in each case not withdrawn; and (2) within 12 months following the termination of this Agreement, the Company enters into a Contract with respect to any Acquisition Proposal and such Acquisition Proposal is thereafter consummated (which need not be the same Acquisition Proposal that was publicly made, disclosed or communicated prior to the Company Shareholders’ Meeting), then the Company shall pay (or cause to be paid) the Termination Fee Amount to Parent, prior to or concurrently with the consummation of such transaction, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent; provided, that for purposes of clause (2) of this Section 8.3(b)(iv), all references to “20%” in the definition of  “Acquisition Transaction” shall be deemed to be references to “50%
(c)   Enforcement.   Each of the Parties acknowledges and agrees that the provisions of Section 8.3(b) are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to Section 8.3(b), and, in order to obtain such payment, Parent makes a claim that results in a non-appealable judgment in favor of such payment against the Company, the Company shall pay to Parent its reasonable fees, costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 8.3(b), at the prime rate as published by The Wall Street Journal in effect on the date such payment was required to be made, plus 2%, through the date such payment was actually received. Notwithstanding anything to the contrary set forth in this Agreement, upon termination of this Agreement in accordance with its terms, if Parent receives payment from the Company of the Termination Fee Amount pursuant to Section 8.3(b) and any applicable amount described in the previous sentence, such payments shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future shareholders, members, managers, directors, officers, employees, agents or Representatives (together with the Company, collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement in circumstances in which the Termination Fee Amount is payable, other than with respect to claims for, arising out of or in connection with fraud. In no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee Amount on more than one occasion. The Termination Fee Amount is nonrefundable and shall not be set off by or credited against any other payment.
8.4   Amendment.   This Agreement may be amended by mutual agreement of the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company, except that if this Agreement has been approved by the Company Shareholders in accordance with Israeli law, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders without such approval. Notwithstanding the foregoing or anything herein to the contrary (including Section 8.5), Section 9.3, the proviso in 9.5, the second proviso in 9.9, 9.10(b), 9.11, 9.13 and this Section 8.4 (and any provision of this Agreement to the extent a modification, waiver or amendment of such provision would modify the substance of Sections 9.3, the proviso in 9.5, the second proviso in 9.9, 9.10(b), 9.11, 9.13 and this Section 8.4) may not be modified, waived or amended in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.
8.5   Extension; Waiver.   At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally permitted and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
ARTICLE IX
GENERAL PROVISIONS
9.1   Survival of Representations, Warranties and Covenants.   The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time.

9.2   Notices.   All notices and other communications pursuant to this Agreement must be in writing and will be deemed to have been duly delivered and received (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) if sent by e-mail in portable document format (PDF) or similar electronic attachment (A) on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted and the sender has received confirmation of receipt by the recipient, and (B) on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, and the sender has received confirmation of receipt by the recipient, on the following Business Day; or (iv) immediately upon delivery by hand, in each case to the intended recipient as set forth below:
(a)   if to Parent or Merger Sub, to:
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, New York 11747
Attention: Michael D. Porcelain
Email: michael.porcelain@comtechtel.com
with copies (which shall not constitute notice) to:
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036-8299
Attention:
Robert A. Cantone
Michael E. Ellis

Email:
rcantone@proskauer.com
mellis@proskauer.com

and
Goldfarb Seligman & Co.
98 Yigal Alon Street, Tel Aviv
6789141 Israel
Attention:
Ashok J. Chandrasekhar
Ido G. Zemach

Email:
ashok.chandrasekhar@goldfarb.com
ido.zemach@goldfarb.com

(b)   if to the Company, to:
Gilat Satellite Networks Ltd.
Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, 4913020, Israel
Attention: Adi Sfadia
Email: AdiS@gilat.com
with copies (which shall not constitute notice) to:
Naschitz Brandes Amir & Co.
5 Tuval Street
Tel Aviv 6789717, Israel
Attention: Sharon A. Amir; Tuvia J. Geffen; Idan Lidor
Email: samir@nblaw.com; tgeffen@nblaw.com; ilidor@nblaw.com
Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address through a notice given in accordance with this Section 9.2, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date that is (A) specified in such notice; or (B) five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2. The inability to deliver because of changed address of which no notice is given will be deemed to be receipt of the notice as of the date of such inability to deliver.
9.3   Assignment.   No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that (a) Parent and/or Merger Sub may assign its rights (but not its obligations) under this Agreement to any of its Financing Sources as collateral security, (b) Merger Sub may assign, in its sole discretion, any or all of its rights, interests, or obligations hereunder to any wholly owned Subsidiary of Parent, and (c) Parent may transfer the equity interests of Merger Sub to any wholly owned, newly-formed Subsidiary of Parent organized under the Laws of the State of Israel, in any such case, without the prior written approval of the Company.
9.4   Entire Agreement.
(a)   This Agreement, the Confidentiality Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. However, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of  (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms.
(b)   The Company Disclosure Letter is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, except and solely to the extent that a representation or warranty set forth in Article III of this Agreement specifically states that a true and complete list of a particular item is set forth in a particular section of the Company Disclosure Letter. Inclusion of any item or other matter in the Company Disclosure Letter shall not be construed as an admission or indication that such item or other matter is or is not material, that such item has had a Material Adverse Effect on the Company or that such item will in fact exceed any applicable threshold limitation set forth in this Agreement. Headings in the Company Disclosure Letter are inserted for reference purposes and for convenience of the reader only, and shall not affect the interpretation thereof or of this Agreement. Nothing contained in the Company Disclosure Letter shall be construed as an admission of liability or responsibility in connection with any pending, threatened or future matter or proceeding. Any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed to be disclosed by the Company for, and apply to and qualify, the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement and each other section or subsection of the Company Disclosure Letter to the extent that it is reasonably apparent on its face that such disclosure is applicable to such other section or subsection of this Agreement or the Company Disclosure Letter.
(c)   The Parent Disclosure Letter is not intended to constitute, and shall not be construed as constituting, representations or warranties of Parent, except and solely to the extent that a representation or warranty set forth in Article IV of this Agreement specifically states that a true and complete list of a particular item is set forth in a particular section of the Parent Disclosure Letter. Inclusion of any item or other matter in the Parent Disclosure Letter shall not be construed as an admission or indication that such item or other matter is or is not material, that such item has had a Material Adverse Effect on Parent or that such item will in fact exceed any applicable threshold limitation set forth in this Agreement. Headings in the Parent Disclosure Letter are inserted for reference purposes and for convenience of the reader only, and shall not affect the interpretation thereof or of this Agreement. Nothing contained in the Parent Disclosure Letter shall be construed as an admission of liability or responsibility in connection with any pending, threatened or future matter or proceeding. Any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to be disclosed by Parent for, and apply to and qualify, the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement and each other section or subsection of the Parent Disclosure Letter to the extent that it is reasonably apparent on its face that such disclosure is applicable to such other section or subsection of this Agreement or the Parent Disclosure Letter.
9.5   Third Party Beneficiaries.   Except as set forth in or contemplated by Section 6.16, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder, except for (i) the right of the Company Shareholders and holders of Company Options to receive the consideration set forth in this Agreement following the Effective Time; and (ii) the right of the Company to pursue, on behalf of its shareholders and holders of Company Options, monetary damages in the event that (x) Parent and Merger Sub do not consummate the Merger in willful breach of this Agreement, and (y) the Company is unable to enforce the remedy of specific performance; provided, however, that the Financing Sources shall be express third party beneficiaries of and have the right to enforce their rights under Sections 8.4, 9.3, the second proviso in 9.9, 9.10(b), 9.11, 9.13 and this Section 9.5.
9.6   Severability.   In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.7   Other Remedies.   Except as otherwise provided in this Agreement, any and all remedies in this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.
9.8   Specific Performance.   The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Parties in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, each of the Parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of Israel, the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
9.9   Governing Law.   This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof  (whether in contract, in tort or otherwise) shall be governed by and construed and enforced solely in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause application of the law of any jurisdiction other than the State of Delaware; provided that provisions related to the matters set forth in Article 2 that relate to the effectuation of the Merger, and all other provisions of this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be exclusively governed by the Laws of the State of Israel; provided, further, that the adjudication of any action, claim, cross-claim or third-party claim of any kind or description, whether at law or equity, whether in contract, in tort or otherwise, involving a Financing Source in any way relating to this Agreement, including any dispute arising out of or relating in any way to the Financing, the Debt Letters, the Definitive Financing Agreement or the performance thereof or any other transactions contemplated hereby or thereby, shall be governed by and in accordance with the laws of the State of New York (it being understood and agreed that after Closing and solely with respect to Parent, Merger Sub and the Company, the governing law provisions of the Definitive Financing Agreement shall supplant this proviso to the extent applicable).
9.10   Consent to Jurisdiction.
(a)   Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 9.10 shall affect the right of any Party to serve legal process in any other manner permitted by Applicable Law; (ii) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if  (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and (iii) irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if  (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if  (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (D) waives, to the fullest extent permitted by Law, and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(b)   Notwithstanding the foregoing and without limiting Section 9.13, each Party unconditionally and irrevocably agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract, in tort or otherwise, against a Financing Source in any way relating to this Agreement, including any dispute arising out of or relating in any way to the Financing, the Debt Letters, the Definitive Financing Agreement or the performance thereof or any other transactions contemplated hereby or thereby, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof); provided that, after the Closing and solely with respect to Parent, Merger Sub and the Company, it is understood and agreed that the submission to jurisdiction provisions of the Definitive Financing Agreement (and related documents) shall supplant this paragraph to the extent applicable.
9.11   WAIVER OF JURY TRIAL.   EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY LITIGATION INVOLVING ANY FINANCING SOURCE, OR WITH RESPECT TO THE FINANCING, THE DEBT LETTERS OR THE DEFINITIVE FINANCING AGREEMENT, THE PERFORMANCE THEREOF, OR ANY OTHER TRANSACTION CONTEMPLATED THEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER DOCUMENTS ENTERED INTO IN CONNECTION HEREWITH, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.
9.12   Counterparts.   This Agreement and any amendments hereto may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other

Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.
9.13   Waiver of Claims.   Notwithstanding anything to the contrary herein, the Company (prior to the Closing) (and each of its officers, directors, employees, agents, Representatives and Affiliates) hereby waives any rights or claims (whether at law or equity, in contract, tort or otherwise) against any of the Financing Sources in any way relating to this Agreement, the Financing, the Debt Letters or the Definitive Financing Agreement, the performance thereof or any other transactions contemplated hereby or thereby, and the Company (prior to the Closing) (and each of its officers, directors, employees, agents, Representatives and Affiliates) hereby agrees not to commence any action or proceeding (whether at law or equity, in contract, tort or otherwise) against any Financing Source in any way relating to this Agreement, the Financing, the Debt Letters or the Definitive Financing Agreement, the performance thereof or any other transactions contemplated hereby or thereby and further agrees to (in the case of itself) and to cause (in the case of its officers, directors, employees, agents, Representatives and Affiliates) any such action or proceeding asserted by the Company (prior to Closing) (whether at law or equity, in contract, tort or otherwise) against any of the Financing Sources in any way relating to this Agreement, the Financing, the Debt Letters or the Definitive Financing Agreement, the performance thereof or any other transactions contemplated hereby or thereby to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Company (prior to the Closing) in any way relating to this Agreement, the Financing, the Debt Letters or the Definitive Financing Agreement, the performance thereof or any other transactions contemplated hereby or thereby.
[Signature page follows.]

IN WITNESS WHEREOF, the Parties are executing this Agreement as of the date first written above.
COMTECH TELECOMMUNICATIONS CORP.
By:	/s/ Michael D. Porcelain Name: Michael D. Porcelain Title: President and Chief Operating Officer
CONVOY LTD.
By:	/s/ Michael D. Porcelain Name: Michael D. Porcelain Title: Director
GILAT SATELLITE NETWORKS LTD.
By:	/s/ Yona Ovadia Name: Yona Ovadia Title: CEO
By:	/s/ Dov Baharav Name: Dov Baharav Title: Chairman
[Signature page to Agreement and Plan of Merger]

Annex B
Opinion of Jefferies LLC
January 29, 2020
Gilat Satellite Networks Ltd.
Gilat House, 21 Yegia Kapayim Street, Kiryat Arye
Petah Tikva 4913020
Israel
The Board of Directors:
We understand that Gilat Satellite Networks Ltd., a company organized under the laws of the State of Israel (“Gilat”), Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Comtech (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, (i) Merger Sub will be merged with and into Gilat (the “Merger”) and (ii) each outstanding ordinary share, nominal value NIS 0.20 per share, of Gilat (“Gilat Ordinary Shares”) will be converted into the right to receive (a) 0.08425 (the “Exchange Ratio”) of a share of the common stock, par value $0.10 per share, of Comtech (“Comtech Common Stock” and, such number of shares of Comtech Common Stock issuable in the Merger, the “Stock Merger Consideration”) and (b) $7.18 in cash (the “Cash Merger Consideration” and, together with the Stock Merger Consideration, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Merger Consideration to be received by holders of Gilat Ordinary Shares (other than, as applicable, Comtech, Merger Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
In arriving at our opinion, we have, among other things:
(i)
reviewed an execution version, provided to us on January 29, 2020, of the Merger Agreement;

(ii)
reviewed certain publicly available financial and other information regarding Gilat and Comtech;

(iii)
reviewed certain information furnished by the respective managements of Gilat and Comtech relating to the businesses, operations and prospects of Gilat and Comtech, including (a) certain financial forecasts and estimates relating to Gilat provided to or discussed with us by the management of Gilat under a “base case” and an “upside case” and discussed with the management of Gilat its assessments as to the relative likelihood of achieving the future financial results reflected in such cases, and (b) certain financial forecasts and estimates relating to Comtech provided to or discussed with us by the management of Comtech;

(iv)
held discussions with members of the senior managements of Gilat and Comtech regarding the businesses, operations and prospects of Gilat and Comtech and the other matters described in clauses (ii) and (iii) above;

(v)
reviewed the share trading price history and implied trading multiples for Gilat and Comtech and compared them with those of certain publicly traded companies that we deemed relevant in evaluating Gilat and Comtech;

(vi)
compared the financial terms of the Merger with publicly available financial terms of certain other transactions that we deemed relevant in evaluating the Merger; and

(vii)
conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Gilat and Comtech or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the managements and other representatives of Gilat and

The Board of Directors
Gilat Satellite Networks Ltd.
January 29, 2020
Comtech that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we have not made or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor have we conducted a physical inspection of any of the properties or facilities, of Gilat, Comtech or any other entity and we assume no responsibility to obtain or conduct any such evaluations, appraisals or physical inspections. Our analyses and opinion also do not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, investigations or other proceedings to which Gilat, Comtech or any of their respective affiliates are or in the future may be a party or subject.
With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to Gilat that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Gilat as to, and are an appropriate basis upon which to evaluate, the future financial performance of Gilat and the other matters covered thereby under the alternative cases reflected therein. We also have been advised, and we have assumed, that the financial forecasts and estimates relating to Comtech that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Comtech as to, and are an appropriate basis upon which to evaluate, the future financial performance of Comtech and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based.
We have relied upon the assessments of the management of Gilat as to, among other things, (i) the potential impact on Gilat and Comtech of market, competitive, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the communications technology and services industries and the geographic regions in which Gilat and Comtech operate, (ii) Gilat’s and Comtech’s existing and future technology, intellectual property, licenses and products, including the validity and associated risks thereof and the timing and successful development of, and use for, such technology and products, (iii) Gilat’s and Comtech’s existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, suppliers and other commercial relationships, and (iv) the ability of Comtech to integrate the businesses of Gilat and Comtech. We have assumed that there will not be any developments with respect to any such matters that would have an adverse effect on Gilat, Comtech or the Merger or that otherwise would be meaningful in any respect to our analyses or opinion.
Our opinion is based on economic, monetary, regulatory, market and other conditions existing, and which can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, the industries in which Gilat and Comtech operate and the securities of Gilat and Comtech have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Gilat, Comtech or the Merger.
We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Gilat, Comtech or the Merger and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to Gilat and/or the Board of Directors of Gilat (the “Board”), including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Gilat, Comtech or the Merger and legal, regulatory, accounting and tax consequences to Gilat, Comtech or their respective securityholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. We have assumed that the Merger will be consummated in accordance with its terms without waiver, modification or

The Board of Directors
Gilat Satellite Networks Ltd.
January 29, 2020
amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Merger, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on Gilat, Comtech or the Merger or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the final Merger Agreement, when signed by the parties thereto, will not differ from the execution version reviewed by us in any respect meaningful to our analyses or opinion.
In connection with our engagement, we were not requested to, and we did not, participate in the negotiation or structuring of the Merger nor were we requested to, and we did not, solicit third-party indications of interest in the acquisition of all or a part of Gilat or any alternative transaction. Our opinion does not address the relative merits of the Merger or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Gilat, nor does it address the underlying business decision by Gilat to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Merger Consideration or the Merger or any term, aspect or implication of any voting agreement or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Merger or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to holders of Gilat Ordinary Shares (to the extent expressly specified herein) without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of Gilat held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness. In addition, we have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of Gilat, Comtech or any other party. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Merger Consideration or otherwise. We also express no view or opinion as to the actual value of Comtech Common Stock when issued in the Merger or the prices at which shares of Comtech Common Stock, Gilat Ordinary Shares or any other securities may trade or otherwise be transferable at any time, including following the announcement or consummation of the Merger. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.
It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Merger Consideration from a financial point of view. Our opinion does not constitute a recommendation as to how the Board or any securityholder should vote or act with respect to the Merger or any other matter.
We have been engaged by Gilat to act as a financial advisor to Gilat in connection with the Merger with respect to this opinion and will receive a fee for our services, payable upon delivery of this opinion. In addition, Gilat has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.
As you are aware, although we and our affiliates have not provided financial advisory or financing services to Gilat unrelated to the Merger or to Comtech during the past two years for which we and our affiliates received compensation, we and our affiliates may in the future provide such services to Gilat, Comtech and/or their respective affiliates, for which services we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates may trade or hold securities or financial instruments (including loans and other obligations) of Gilat, Comtech and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.

The Board of Directors
Gilat Satellite Networks Ltd.
January 29, 2020
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by holders of Gilat Ordinary Shares (other than, as applicable, Comtech, Merger Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
JEFFERIES LLC

Annex C
FORM OF VOTING AGREEMENT
This Voting Agreement, dated as of January 29, 2020 (this “Agreement”), is entered into by and among Comtech Telecommunications Corp., a Delaware corporation (“Parent”) and each of the shareholders of Gilat Satellite Networks Ltd., a company organized under the laws of the State of Israel (the “Company”) listed on the signature pages hereto (the “Shareholders”).
W I T N E S S E T H:
WHEREAS, Parent, Convoy Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are concurrently herewith entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, at the Effective Time, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company and a wholly owned subsidiary of Parent (the “Merger”);
WHEREAS, each Shareholder, as of the date hereof, holds or Beneficially Owns its Existing Shares; and
WHEREAS, as a condition and material inducement to Parent’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, the Shareholders have agreed to enter into this Agreement, pursuant to which the Shareholders are agreeing, among other things, to vote all of their Covered Shares in accordance with the terms of this Agreement;
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
GENERAL
Section 1.1   Defined Terms.   The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Merger Agreement.
(a)   “Beneficial Ownership” (including, with correlative meanings, the term “Beneficially Own”) has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstances).
(b)   “Company Shares” means Ordinary Shares, nominal value NIS 0.20 per share, of the Company.
(c)   “Covered Shares” means each Shareholder’s Existing Shares, together with any Company Shares or other voting share capital of the Company issuable upon the conversion, exercise or exchange of securities that are, as of the relevant date, convertible into or exercisable or exchangeable for Company Shares or other voting share capital of the Company, and any other Company Shares or other voting share capital of the Company, in each case that each Shareholder has or acquires Beneficial Ownership of on or after the date hereof and prior to the termination of this Agreement (including by means of purchase, dividend or distribution, or upon the exercise of any options, or warrants or other rights).
(d)   “Existing Shares” means the Company Shares (including any Company Restricted Shares) Beneficially Owned by such Shareholder as of the date hereof, as set forth opposite such Shareholder’s name on Exhibit B.
(e)   “Expiration Date” means the earliest to occur of  (a) any date upon which the Merger Agreement is terminated (for any reason) in accordance with its terms, (b) a Company Board

Recommendation Change that is unanimously approved by the Company Board, (c) with respect to any Shareholder, the mutual written agreement of Parent and such Shareholder to terminate this Agreement, and (d) with respect to any Shareholder, at the option of such Shareholder, the entry without the prior written consent of such Shareholder into any amendment or modification of the Merger Agreement which results in a decrease in the Merger Consideration or imposes any material restrictions or material constraints on the payment of the consideration to be paid per share (subject to adjustment per the terms of the Merger Agreement) for the Company Shares upon written notice of such Shareholder to Parent.
(f)   “Permitted Transfer” means (A) a Transfer of Covered Shares by any Shareholder to its Affiliate; provided that, (i) such Affiliate shall remain an Affiliate of such Shareholder at all times following such Transfer and (ii) prior to the effectiveness of such Transfer, such Affiliate transferee agrees in writing to Transfer such Covered Shares back to the applicable Shareholder prior to such Affiliate ceasing to be an Affiliate of such Shareholder; provided, further that only if prior to the effectiveness of such Transfer such transferee executes and delivers to Parent a joinder to this Agreement in the form attached hereto as Exhibit A, pursuant to which such transferee agrees to assume all of such Shareholder’s obligations hereunder in respect of the securities subject to such Transfer and to be bound by the terms of this Agreement, with respect to the securities subject to such Transfer, to the same extent as such Shareholder is bound hereunder and to make each of the representations and warranties in respect of the securities Transferred as such Shareholder shall have made hereunder (the “Joinder Agreement”) or (B) the release of the Covered Shares from any pledge, lien or encumbrance existing on the date hereof.
(g)   “Permitted Transferee” means a transferee of any Shareholder who has acquired Covered Shares in accordance with and subject to the terms of this Agreement.
(h)   “Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate, convey any legal or beneficial interest in, or otherwise dispose of  (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any Contract or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation, conveyance of any direct or indirect legal or beneficial interest in, or other disposition of  (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise) the Covered Shares.
ARTICLE II
VOTING
Section 2.1   Agreement to Vote.
(a)   Each Shareholder hereby agrees, as to itself only, that during the period beginning on the date hereof and ending upon the termination of this Agreement in accordance with Section 5.1, at any meeting of the Company Shareholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Company Shareholders, such Shareholder (solely in its capacity as such) shall, in each case, to the fullest extent that such matters are submitted for the vote or written consent of the Company Shareholders and that the Covered Shares are entitled to vote thereon or consent thereto:
(i)   appear at each such meeting or otherwise cause the Covered Shares as to which such Shareholder controls the right to vote to be counted as present thereat for purposes of calculating a quorum; and
(ii)   vote (or cause to be voted), in person or by proxy (including by voting card), or deliver (or cause to be delivered) a written consent covering, the Covered Shares as to which such Shareholder controls the right to vote (A) in favor of  (1) the approval of the Merger and the other transactions contemplated by the Merger Agreement, including any other matter submitted to the Company Shareholders that is necessary for the consummation of the Merger, or (2) any proposal to adjourn or postpone to a later date any meeting of the Company Shareholders at which any of the foregoing matters of this Section 2.1(a)(ii) are submitted for consideration and vote of the Company Shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (B) against (1) any Acquisition Transaction, or (2) any other proposal made in opposition to the adoption of the Merger Agreement or that would reasonably be expected to prevent the consummation of the Merger.
(b)   Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast (or consent shall be given) by such Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining whether a quorum is present.
(c)   The obligations of each Shareholder specified in this Section 2.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by any Company Board Recommendation Change that is not unanimously approved by the Company Board.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
Section 3.1   Representations and Warranties of Each Shareholder.   Each Shareholder, as to itself only, hereby represents and warrants to Parent and the Company, as of the date hereof, and at all times during the term of this Agreement, as follows:
(a)   Authorization.   Such Shareholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly and validly authorized on the part of such Shareholder and no other actions on the part of such Shareholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against it in accordance with its terms (except to the extent that enforceability may be limited by the Bankruptcy and Equity Exceptions).
(b)   Ownership.   Such Shareholder’s Existing Shares are, and all Covered Shares of such Shareholder from the date hereof through and on the Closing Date will be, Beneficially Owned by such Shareholder. Such Shareholder has good and valid title to such Shareholder’s Existing Shares, free and clear of any Liens (except for transfer restrictions arising under Securities Laws and liens that would not prohibit, limit or otherwise conflict with such Shareholder’s compliance with its obligations under this Agreement). Other than the Existing Shares and Company Compensatory Awards set forth on Exhibit B hereto, as of the date hereof such Shareholder does not Beneficially Own or own of record any voting securities of the Company or securities or other rights that are convertible into or exchangeable or exercisable for shares or other voting securities of the Company. Except as set forth on Exhibit B hereto, such Shareholder has sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article II and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Existing Shares and with respect to all of the Covered Shares owned by such Shareholder. Each Shareholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Shareholder prior to the execution of this Agreement in respect of the voting of such Shareholder’s Covered Shares, if any, are not irrevocable.
(c)   No Violation.   The execution, delivery and performance of this Agreement by such Shareholder does not and will not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof do not and will not (in each case, whether with or without notice or lapse of time, or both):

(i)   violate, conflict with or result in the breach of any provision of the Charter Documents of such Shareholder;
(ii)   violate, conflict with or result in the breach of any of the terms or conditions of, result in any (or the right to make any) modification of or the cancellation or loss of a benefit under, require any notice, consent or action under, or otherwise give any Person the right to terminate, accelerate obligations under or receive payment or additional rights under, or constitute a default under, any Contract to which such Shareholder is a party or by which it is bound;
(iii)   require any consent of, approval, authorization or permit of, filing with or license from or registration, declaration or notification to any Governmental Entity (except for filings, if any, under the Exchange Act, the Securities Law or the ICL); or
(iv)   violate any Law applicable to such Shareholder or by which any of such Shareholder’s assets or properties is bound.
Except under the Charter Documents of the Company or as set forth on Exhibit B hereto, such Shareholder’s Existing Shares are not, with respect to the voting or Transfer thereof, subject to any other Contract, including any voting agreement, irrevocable proxy or voting trust.
(d)   Absence of Litigation.   There is no Legal Proceeding pending or, to the knowledge of such Shareholder, threatened by, against, or affecting such Shareholder or the Covered Shares before or by any Governmental Entity that would or would reasonably be expected to impair or materially delay such Shareholder’s ability to perform its obligations hereunder.
(e)   Reliance by Parent and Merger Sub.   Such Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder and the representations, warranties, covenants and agreements of such Shareholder contained herein and that the same are a material inducement thereto. Such Shareholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated by the Merger Agreement.
Section 3.2   Representations and Warranties of Parent.   Parent hereby represents and warrants to the Shareholders, as of the date hereof, and at all times during the term of this Agreement, as follows:
(a)   Authorization.   Parent has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized on the part of Parent and no other actions on the part of Parent are necessary to authorize the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder or the consummation by Parent of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except to the extent that enforceability may be limited by the Bankruptcy and Equity Exceptions).
(b)   No Violation.   The execution, delivery and performance of this Agreement by Parent does not and will not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof do not and will not (in each case, whether with or without notice or lapse of time, or both):
(i)   violate, conflict with or result in the breach of any provision of the Charter Documents of Parent;
(ii)   violate, conflict with or result in the breach of any of the terms or conditions of, result in any (or the right to make any) modification of or the cancellation or loss of a benefit under, require any notice, consent or action under, or otherwise give any Person the right to terminate, accelerate obligations under or receive payment or additional rights under, or constitute a default under, any Contract to which Parent is a party or by which Parent is bound;

(iii)   require any consent of, approval, authorization or permit of, filing with or license from or registration, declaration or notification to any Governmental Entity (except for filings, if any, under the Exchange Act, the Securities Law or the ICL); or
(iv)   violate with any Law applicable to Parent or by which any of Parent’s assets or properties is bound.
ARTICLE IV
OTHER COVENANTS
Section 4.1   Prohibition on Transfers; Other Actions.   During the term of this Agreement, each Shareholder hereby agrees, as to itself only, without the prior written consent of Parent, not to (a) Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein (including by tendering into a tender or exchange offer), unless such Transfer is a Permitted Transfer, (b) grant any proxy or power of attorney with respect to any of the Covered Shares or deposit any of the Covered Shares into a voting trust or enter into a voting agreement, voting trust or other voting arrangement with respect to any such Covered Shares, (c) take any other action that would or would reasonably be expected to restrict or otherwise adversely affect such Shareholder’s legal power, authority and right to perform, or impair or materially delay such Shareholder’s ability to perform its obligations under this Agreement, or (d) commit or agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a), (b) or (c). Any Transfer or other action in violation of this provision shall be void ab initio. It is hereby clarified that if any involuntary Transfer of any of the Covered Shares shall occur (such as in the case of appointment of a receiver to Shareholder’s assets as part of bankruptcy proceedings), the transferee (which term, as used herein, shall include the initial transferee and any and all subsequent transferees of the initial transferee) shall, to the fullest extent permitted by Applicable Law, take and hold such Covered Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement.
Section 4.2   Share Dividends, etc.   In the event of a share split, share dividend or distribution (including any dividend or distribution of securities convertible into Company Shares), or any change in the Company Shares by reason of any split-up, reverse share split, recapitalization, reorganization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
Section 4.3   Public Announcements.   Except as required by Applicable Law (in which case such Shareholder shall use reasonable best efforts to allow Parent reasonable time to comment on such announcement and shall consider in good faith any comments provided by Parent), no public announcements by such Shareholder regarding this Agreement, the transactions contemplated hereby, the Merger Agreement or the transactions contemplated thereby are permitted. Subject to reasonable prior notice to each Shareholder to the extent legally permissible and practicable, such Shareholder hereby authorizes the Company and Parent to publish and disclose in any announcement or disclosure required by the SEC, the ISA, the TASE or any other Governmental Entity and in the Form S-4, the Proxy Statement or any other disclosure documents that may be required in connection with the Merger and the other transactions contemplated by the Merger Agreement, such Shareholder’s identity and ownership of such Shareholder’s Covered Shares and the nature of such Shareholder’s obligations under this Agreement, and agrees to promptly give to Parent and the Company any information in respect thereof that they may reasonably require for the preparation of any such announcement or disclosure and to promptly notify Parent and the Company of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if any, to the extent that any shall be or have become false or misleading, in any material respect.
Section 4.4   Acquisition of Covered Shares.   Each Shareholder agrees that any additional Covered Shares acquired by such Shareholder after the date of this Agreement and prior to the Expiration Date (including through the exercise of any Company options or otherwise) shall automatically be subject to the terms of this Agreement as though owned by such Shareholder on the date hereof. Each Shareholder hereby agrees to notify Parent in writing as promptly as practicable (and in any event within three Business Days of receipt following such acquisition by such Shareholder) of the number of any additional Covered Shares or other securities of the Company of which the Shareholder acquires Beneficial Ownership on or after the date hereof.
ARTICLE V
MISCELLANEOUS
Section 5.1   Termination.   This Agreement shall remain in effect until the earliest to occur of  (a) the Expiration Date, and (b) the Effective Time; provided, however, that the provisions of this Article V shall survive any termination of this Agreement. Neither the provisions of this Section 5.1 nor the termination of this Agreement shall relieve (i) any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, or (ii) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. For the avoidance of doubt, in the event this Agreement is terminated prior to the Effective Time, any consent or other document executed pursuant hereto shall be deemed null and void and shall have no further effect.
Section 5.2   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to each respective Shareholder, and none of Parent or Merger Sub shall have any authority to direct such Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise expressly provided herein.
Section 5.3   Notices.   All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:
if to Parent, to:
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, New York 11747
Attention: Michael D. Porcelain
Email: michael.porcelain@comtechtel.com
with copies (which shall not constitute notice) to:
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036-8299
Attention: Robert A. Cantone and Michael E. Ellis
Email: rcantone@proskauer.com; mellis@proskauer.com
and
Goldfarb Seligman & Co.
98 Yigal Alon Street, Tel Aviv 6789141 Israel
Attention: Ashok J. Chandrasekhar and Ido G. Zemach
Email: ashok.chandrasekhar@goldfarb.com; ido.zemach@goldfarb.com if to the Shareholders, to the address set forth in the signature page hereto.
Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any party hereto may provide notice to the other parties of a change in its address through a notice given in accordance with this Section 5.3, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 5.3 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date that is (a) specified in such notice; or (b) five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 5.3. The inability to deliver because of changed address of which no notice is given will be deemed to be receipt of the notice as of the date of such inability to deliver.
Section 5.4   Interpretation.   The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Any Law or agreement defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such Law or agreement as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute or agreement shall be deemed to refer to such statute or agreement, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).
Section 5.5   Counterparts.   This Agreement and any amendments hereto may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any such counterpart, to the extent delivered by Electronic Delivery will be treated in all manners and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.
Section 5.6   Entire Agreement.   This Agreement, the Merger Agreement and the documents and instruments and other agreements among the parties as contemplated by or referred to herein or therein constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.
Section 5.7   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a)   This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof  (whether in contract, in tort or otherwise) shall be governed by and construed and enforced solely in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction other than the State of Delaware.
(b)   Each of the parties (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 5.3 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 5.7 shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law; (ii) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court located in Tel Aviv Jaffa, Israel in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and (iii) irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in any competent court located in Tel Aviv Jaffa, Israel, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in any competent court located in Tel Aviv Jaffa, Israel, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (D) waives, to the fullest extent permitted by Law, and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(c)   Each party hereto irrevocably consents to the service of process in any Legal Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 5.3 and such service of process shall be sufficient to confer personal jurisdiction over such party in such Legal Proceeding and shall otherwise constitute effective and binding service in every respect.
(d)   EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER DOCUMENTS ENTERED INTO IN CONNECTION HEREWITH, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7.
Section 5.8   Specific Performance.   The Shareholders hereby acknowledge and agree that Parent may suffer irreparable damage in the event that any of the obligations of the Shareholders in this Agreement are not performed in accordance with its specific terms or if the Agreement is otherwise breached by the Shareholders and that money damages, even if available, would not be an adequate remedy therefor. Accordingly, each Shareholder agrees, as to itself only, that Parent shall be entitled to specific performance, an injunction, restraining order and/or such other equitable relief, in addition to any other rights and remedies existing in its favor at law or in equity, as a court of competent jurisdiction may deem necessary or appropriate to enforce its rights and such Shareholder’s obligations hereunder (without posting of bond or other security). The Shareholders agree not to raise any objection or legal or equitable defense to the availability of any equitable remedy that Parent may have in respect of this Agreement. These injunctive remedies are cumulative and in addition to any other rights and remedies Parent may have at law or in equity.
Section 5.9   Amendment; Waiver.   This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties. Any party hereto may, to the extent permitted by Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein if such waiver is set forth in an instrument in writing signed on behalf of such party. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
Section 5.10   Severability.   In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
Section 5.11   Assignment; Successors; No Third Party Beneficiaries.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 5.11 shall be null and void. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.
Section 5.12   Shareholder Capacity.   The parties acknowledge that this Agreement is entered into by each Shareholder solely in his or its capacity as the Beneficial Owner of such Shareholder’s Company Shares and nothing in this Agreement restricts or limits any action taken by such Shareholder in his capacity as a director or officer of the Company or any of its Subsidiaries. The taking of any action (or failure to act) by any Shareholder in his capacity as an officer or director of the Company will not be deemed to constitute a breach of this Agreement. Nothing herein will be construed to prohibit, limit or restrict any representative of the Shareholders from exercising his or her fiduciary duties as an officer or director of the Company or of the Shareholder; provided that such exercise or omission shall not relieve the Shareholders of their obligations under this Agreement.
[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF, the parties have caused to be executed and delivered or executed and delivered this Voting Agreement as of the date first written above.
PARENT:
COMTECH TELECOMMUNICATIONS CORP.
By:

Name: Michael D. Porcelain
Title: President and Chief Operating Officer

IN WITNESS WHEREOF, the parties have caused to be executed and delivered or executed and delivered this Voting Agreement as of the date first written above.
SHAREHOLDERS:
[       ]
By:

Name:
Title:
Address for notices:
[SHAREHOLDERS]
[     ]
[     ]
Attention: [     ]
Email: [     ]
with copies (which shall not constitute notice) to:
Naschitz Brandes Amir & Co.
5 Tuval Street
Tel Aviv 6789717, Israel
Attention: Sharon A. Amir; Tuvia J. Geffen; Idan Lidor
Email: samir@nblaw.com; tgeffen@nblaw.com; ilidor@nblaw.com

EXHIBIT A
FORM OF JOINDER AGREEMENT
The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Voting Agreement, dated as of January 29, 2020 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Voting Agreement”) by and among Comtech Telecommunications Corp., a Delaware corporation, and each of the shareholders of Gilat Satellite Networks Ltd., a company organized under the laws of the State of Israel (the “Company”) listed on the signature pages thereto (the “Shareholders”). Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Voting Agreement.
By executing and delivering this Joinder Agreement to the Voting Agreement, the undersigned hereby (i) adopts and approves the Voting Agreement, (ii) assumes and agrees to comply with all of the Shareholder’s obligations under the Voting Agreement in respect of the securities subject to the applicable Transfer and (iii) agrees, effective commencing on the date hereof and as a condition to the Transfer, to become a party to, and to be bound by and comply with the provisions of, the Voting Agreement applicable to the Shareholders, in the same manner as if the undersigned were an original signatory to the Voting Agreement.
The undersigned hereby represents and warrants that, pursuant to this Joinder Agreement and the Voting Agreement, it is a Permitted Transferee under the Voting Agreement.
The undersigned acknowledges and agrees that the provisions of Article 5 of the Voting Agreement are incorporated herein by reference, mutatis mutandis.
[Remainder of page intentionally left blank]

C-A-1

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the      day of       ,       .
PERMITTED TRANSFEREE

Name:
Notice Information
Address:
Phone:
Email:

C-A-2

Annex D
GILAT SATELLITE NETWORKS LTD.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 8, 2020
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned hereby constitutes and appoints Dov Baharav, Yael Shofar and Ofer Perlman, and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares, nominal (par) value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on May 8, 2020 at 12:00 p.m. (Israel time) at the offices of the Company, Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, and at any and all adjournments or postponements thereof  (the “Meeting”), hereby revoking any prior proxies to vote the said shares, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting. Each term used herein and not defined shall have the meaning ascribed to such term in the Notice and/or the Proxy Statement (receipt of which is hereby acknowledged).
In light of the recent outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the General Meeting outlining the manner in which shareholders may attend the virtual meeting.
THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED.
IMPORTANT NOTE: THE UNDERSIGNED’S VOTE ON EACH OF PROPOSALS 1 THROUGH 6 WILL NOT BE COUNTED TOWARDS THE MAJORITY REQUIRED FOR THE APPROVAL OF SUCH PROPOSAL UNLESS THE UNDERSIGNED PROVIDES THE CONFIRMATION REQUIRED BY ITEMS 1A, 2A, 3A, 4A, 5A AND 6A, RESPECTIVELY, ON THE REVERSE SIDE.
(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
GILAT SATELLITE NETWORKS LTD.
May 8, 2020
Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL (PROPOSAL 1) AND “FOR” THE APPROVAL OF PROPOSALS 2 THROUGH 6.
PLEASE BE CERTAIN TO COMPLETE ITEMS 1A, 2A, 3A, 4A, 5A AND 6A BELOW AS WELL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1.
The approval of  (i) the Agreement and Plan of Merger dated as of January 29, 2020 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Comtech (the “Merger”); (iii) the right to receive a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, subject to applicable withholding taxes, for each ordinary share, par value NIS 0.20 per share, of the Company held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in the Notice and Proxy Statement (collectively, the “Merger Proposal”).

	FOR ☐	AGAINST ☐	ABSTAIN ☐

1A.
By marking the “YES” box, you confirm that you are not a shareholder listed in Section 320(c) of the ICL (i.e., you are neither Merger Sub nor do you own directly or indirectly through Comtech, 25% or more of the ordinary shares or other kind of means of control of Merger Sub).

	YES ☐	NO ☐
2. To approve the purchase of a seven-year “tail” endorsement to the Company’s current directors’ and officers’ liability insurance policy.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL) in the approval of Proposal 2. If you cannot make such confirmation, please check the “NO” box.

	YES ☐	NO ☐
3. To approve the payment of a transaction bonus to the Chief Executive Officer of the Company.	FOR ☐	AGAINST ☐	ABSTAIN ☐

3A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL) in the approval of Proposal 3. If you cannot make such confirmation, please check the “NO” box.

	YES ☐	NO ☐
4. To approve the payment of a transaction bonus to the Chief Financial Officer of the Company.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL) in the approval of Proposal 4. If you cannot make such confirmation, please check the “NO” box.

	YES ☐	NO ☐
5. To approve an amendment to the executive bonus payment schedule set forth in the Company’s Compensation Policy for Executive Officers and Directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐

5A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL) in the approval of Proposal 5. If you cannot make such confirmation, please check the “NO” box.

	YES ☐	NO ☐

6.
To reelect Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Company’s Board of Directors, for an additional three-year term or until his prior termination or resignation.

FOR ☐	AGAINST ☐	ABSTAIN ☐

6A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL) in the approval of Proposal 6. If you cannot make such confirmation, please check the “NO” box.

YES ☐	NO ☐
IMPORTANT INSTRUCTION: If you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company’s General Counsel and Corporate Secretary at telephone number: +972-3-925-2000; or email YaelSh@gilat.com or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s General Counsel and Corporate Secretary on your behalf.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [  ]
Signature of Shareholder                   Date               Signature of Shareholder                   Date
Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.